IN THE UNITED STATES BANKRUPTCY COURT
                   FOR THE NORTHERN DISTRICT OF ILLINOIS
                              EASTERN DIVISION

In re:                                        )        Chapter 11
                                              )
COMDISCO, INC.                                )        (Jointly Administered)
et al.,                                       )
                  Debtors.                    )        Case No.  01-24795



                         DISCLOSURE STATEMENT WITH
                  RESPECT TO THE FIRST AMENDED JOINT PLAN
                    OF REORGANIZATION OF COMDISCO, INC.
            AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION
            ----------------------------------------------------





                                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS) John Wm. Butler, Jr.
                                George N. Panagakis
                                Felicia Gerber Perlman
                                333 West Wacker Drive
                                Chicago, Illinois  60606-1285
                                (312) 407-0700

                                Attorneys for Debtors and Debtors in Possession
                                Dated: June 13, 2002

                                 DISCLAIMER

         THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT (THE "DISCLOSURE STATEMENT") IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF COMDISCO, INC. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION (THE "PLAN") AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

         ALL CREDITORS AND EQUITY HOLDERS ARE ADVISED AND ENCOURAGED TO
READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING
TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE
PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE
ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE
STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

         THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH
SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016(b) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE
WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF COMDISCO, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS IN POSSESSION IN THESE CASES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

         AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, COMDISCO, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS IN POSSESSION IN THESE CASES.

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         NONE OF THE COMDISCO AFFILIATES LOCATED OUTSIDE OF THE UNITED
STATES HAVE COMMENCED CHAPTER 11 CASES OR SIMILAR PROCEEDINGS IN ANY OTHER JURISDICTIONS, ARE NOT AFFECTED BY THE CHAPTER 11 CASES AND CONTINUE TO OPERATE THEIR BUSINESSES OUTSIDE OF BANKRUPTCY.
---------------------------------------------------------------------------

                              SUMMARY OF PLAN

         The following introduction and summary is a general overview only and is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Joint Plan of Reorganization of Comdisco, Inc. and Its Affiliated Debtors and Debtors in Possession (the "Plan"). All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan. A copy of the Plan is annexed hereto as Appendix A.

         This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by Comdisco, Inc. ("Comdisco" or the "Company") and fifty of its domestic subsidiaries and affiliates (the "Affiliate Debtors"), debtors and debtors-in-possession (collectively, the "Debtors") as filed on April, 26, 2002, with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"). Certain provisions of the Plan, and thus the descriptions and summaries contained herein, are the subject of continuing negotiations among the Debtors and various parties, have not been finally agreed upon, and may be modified. Such modifications, however, will not have a material effect on the distributions contemplated by the Plan.

A.       Business Overview

         Comdisco provided global technology services to its customers to help maximize their technology functionality, predictability and availability, while freeing them from the complexity of managing their technology. The Company offered leasing to key vertical industries, including semiconductor manufacturing and electronic assembly, healthcare, telecommunications, pharmaceutical, biotechnology and manufacturing. Comdisco also provided equipment leasing and other financing and services to venture capital-backed companies. The Company's operations are currently conducted through its principal office in Rosemont, Illinois, and approximately 35 locations in the United States, Canada and additional locations in Europe and the Pacific Rim. For the fiscal year ended September 30, 2001, the Company had consolidated net revenues of approximately $2.7 billion and administered assets of $6.1 billion. The Old Common Stock was listed on the New York Stock Exchange until April 15, 2002 when it was delisted. Currently, the Old Common Stock trades over the counter.

         Prior to filing for chapter 11 protection and the commencement of these cases (the "Chapter 11 Cases"), the Company's product offering was divided along three primary business lines: (1) technology services ("Availability Solutions"), which included continuity services, storage services, Web services, network services, desktop management services (marketed under the Company's IT CAP Solutions brand name) and software tools to support these areas; (2) global leasing ("Leasing"), which included the leasing and remarketing of distributed systems, such as PCs, servers, workstations and routers, communications equipment, equipment leasing and technology life-cycle management services; and (3) venture financing, referred to as Comdisco Ventures group, which provided venture leases, venture debt and direct equity financing to venture capital-backed companies ("Ventures").

         The primary events leading to the chapter 11 filings were (a) significant cash losses due to the February, 1999 acquisition of Prism Communication Services, Inc. ("Prism"), a provider of dedicated high-speed connectivity, (b) a market downturn in the technology and Internet-based sectors resulting in a substantial decrease in the revenues of the Ventures group, and (c) the resulting downgrading of the Company's debt ratings to below investment grade causing the Company to lose access to the commercial paper market and forcing the Company to borrow the remaining availability under the Prepetition Credit Agreements in April 2001. Additionally, the Company's debt structure involved relatively short-term debt maturities over the next several years and longer-term lease and financing obligations associated with their principal business products. Accordingly, although the Debtors' operations typically generated sufficient cash to meet their working capital needs, without access to the commercial paper market, the Debtors could not generate sufficient cash to retire all of the debt maturities scheduled to be repaid during 2001 and 2002. As a result of these events, the Debtors retained financial advisors to evaluate the strategic alternatives regarding the Debtors' business operations. The Debtors concluded that the commencement of these Chapter 11 Cases was in the best interests of all stakeholders.

         As set forth herein, Comdisco, at the beginning of these Chapter 11 Cases, filed a motion seeking approval of the sale of the Availability Solutions business pursuant to a Bankruptcy Court approved bidding process. In addition, Comdisco sought Bankruptcy Court approval of bidding procedures for an evaluative auction process for the Company's Leasing business. As a result of these sale processes, the Debtors have closed the sale of their Availability Solutions business to SunGard for $835 million, including working capital adjustments. In addition, the Debtors have obtained Bankruptcy Court approval for the sale of the Electronics, Laboratory and Scientific and Healthcare segments of the Debtors' Leasing business in the aggregate amount of approximately $830 million, including the assumption of approximately $303 million of secured debt, and have closed the sale of a significant percentage of their Electronics, Laboratory and Scientific and Healthcare assets for approximately $689 million, including the assumption of approximately $309 million of related secured debt and other liabilities.

B.       General Structure of the Plan

         Each Debtor is a proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code. The Plan provides for the substantive consolidation of the Estates that comprise the Comdisco Debtors and the Estates that comprise the Prism Debtors. The Plan does not provide for the substantive consolidation of the Comdisco Debtors and the Prism Debtors. Therefore, the Plan contains separate classes and proposes recoveries for holders of Claims against and Interests in the Comdisco Debtors and the Prism Debtors, respectively. See Section VIII.B for a discussion of Intercompany Claims and the proposed substantive consolidation of the Estates that comprise the Comdisco Debtors and that comprise the Prism Debtors.

         After careful review of the Debtors' current business operations, estimated recoveries in a liquidation scenario and the prospects of ongoing business, the Debtors have concluded that the recovery to the Debtors' creditors will be maximized by the orderly run off of Comdisco's assets and the liquidation of the remaining assets of Prism.

         With respect to the Comdisco Debtors, the Debtors believe that their core businesses and assets have significant value that would not be realized in a liquidation, either in whole or in substantial part. According to the liquidation analysis prepared by the Debtors' financial advisors and the valuation prepared by Rothschild Inc. ("Rothschild") in March 2002, and other analyses prepared by the Debtors with the assistance of their financial advisors, the Debtors believe that the value of the Estates of the Comdisco Debtors is greater in the proposed run off than in a liquidation.

         With respect to Prism, which is liquidating under the Plan, the Debtors believe that its orderly liquidation will result in greater recovery to its creditors than would be realized if Prism was liquidated under Chapter 7 of the Bankruptcy Code.

         Set forth below is a brief summary of the Plan with respect to the Comdisco Debtors and the Plan with respect to the Prism Debtors.

         1.       Comdisco Debtors

         As of the Effective Date, Reorganized Comdisco will be the ultimate parent of, or will otherwise directly or indirectly hold the assets formerly held by, the Comdisco Debtors. As set forth in more detail in Section VIII.D., Reorganized Comdisco will have two wholly-owned direct subsidiary corporations or wholly-owned trusts, New Leasing Company and New Europe Holding Company. In addition, New Leasing Company will be the direct parent entity of New Ventures Company.

         Further, as set forth in the Plan, the Debtors are considering implementation of their Plan through three potential restructuring alternatives: (i) the Continuing Company Structure, (ii) the Newco Structure and (iii) the Trust Structure. Under the Continuing Company Structure, the Reorganized Debtors will continue their corporate existence, subject to the Restructuring Transactions. Under the Newco Structure, the Debtors will transfer substantially all of their assets to one or more newly formed corporations on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors' distribution of such consideration in complete liquidation. Under the Trust Structure, the Debtors will transfer substantially all of their assets to one or more trusts on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors' distribution of such consideration in complete liquidation. Certain assets will be transferred to the Litigation Trust under each structure. The Debtors and the Creditors' Committee will retain substantial flexibility to reasonably agree upon which of the foregoing three structures will be selected, and their choice will bind you and may have substantial adverse tax consequences for you or for the Debtors.

         Pursuant to the Plan, holders of Allowed General Unsecured Claims against the Comdisco Debtors will receive their Pro Rata share of the Net Available Comdisco Cash, which is the net Cash remaining after funding the Cash Reserve with Cash sufficient to pay all Secured, Administrative, Priority Tax, and Other Priority Claims and to make all other payments to be made pursuant to the Plan and funding an initial Operating Reserve to fund the operations of Reorganized Comdisco and the New Subsidiary Companies. In addition to the Net Available Comdisco Cash, holders of Allowed General Unsecured Claims will receive their Pro Rata share of (i) the New Senior Notes; (ii) the New PIK Notes; (iii) the Trust Assets; and (iv) the New Common Shares. The New Senior Notes will have a face amount of $400 million, an interest rate of the three month LIBOR plus 3.00% and a maturity of eighteen months. The New PIK Notes will have a face amount of at least $500 million, an interest rate of 11% and a maturity of three years.

         The Trust Assets include recoveries from the SIP Subrogation Claims. Pursuant to the Plan, the Litigation Trust will be established to pursue the SIP Subrogation Claims. The SIP Subrogation Claims are based on obligations owed pursuant to the SIP and the SIP Guarantee Agreement. The SIP is a Shared Investment Plan wherein 106 senior managers took out approximately $109 million in full recourse, personal loans to purchase over six million shares of Old Common Stock. Pursuant to the SIP Guarantee Agreement, Comdisco guaranteed repayment of the loans. To the extent that Comdisco or Reorganized Comdisco makes any payments under the SIP Guarantee Agreement, Comdisco or Reorganized Comdisco will be subrogated to the rights of the banks and may seek to collect amounts paid on behalf of the SIP Participants from the respective SIP Participants. Bank One, NA, as agent under the SIP Guarantee Agreement ("Bank One"), has asserted that, until all of the principal of, interest on and other obligations under the promissory note executed by such SIP Participant as consideration for the advances made by Bank One to fund the SIP obligations (the "SIP Notes") have been paid in full, Comdisco is not subrogated to the rights of the banks and is unable to seek to collect amounts paid on behalf of the SIP Participants from the respective SIP Participants. Comdisco does not believe that Bank One's assertion, even if correct, will have a material impact on subrogation recoveries. In addition, Comdisco believes that defenses to the Claim of Bank One under the SIP Guarantee Agreement may exist.

         As more fully described in Section VII.H, or as otherwise set forth in Exhibit H to the Plan which may be filed on or before the Exhibit Filing Date, in exchange for prompt payment, a waiver of Claims and SIP-related interests and other consideration, Comdisco or Reorganized Comdisco will discount reimbursement of 20% of a SIP Participant's SIP Subrogation Claim as to employees who were terminated prior to the Petition Date, 40% of a SIP Participant's SIP Subrogation Claim as to employees who were terminated during the Chapter 11 Cases and 60% or 80% of a SIP Participant's subrogation liability as to employees who remain employed by Reorganized Comdisco following emergence from these Chapter 11 Cases. The proposal to release a portion of Comdisco's SIP Subrogation Claims against the SIP Participants set forth in Section 14.9 of the Plan does not modify the SIP Participants' obligations and liabilities under the SIP Notes or any defenses the SIP Participants or Comdisco may have thereunder or under the SIP Guarantee. Until all obligations under the SIP Notes have been paid in full, regardless of whether any distribution is made to Bank One or the other SIP Lenders by the Debtors on account of the SIP Guarantee, Bank One and the other SIP lenders may pursue collection actions against the SIP Participants as well as any other party in interest may assert any applicable defenses with respect thereto. Employees who participated in the SIP are not eligible to participate in (a) any upside sharing bonus described in the Incentive Plan Motion referenced in Section VII.G or (b) any other incentive compensation described therein to the extent that such incentive compensation exceeds such employee's existing contractual bonus entitlement, if any, unless such employee elects to accept the resolution of SIP indebtedness with respect to the SIP as set forth in the Plan, as may be amended.

         Holders of General Unsecured Convenience Claims, which are General Unsecured Claims up to $15,000, shall receive Cash in an amount equal to 89.8% of their General Unsecured Convenience Claim. Holders of General Unsecured Convenience Claims may elect, by so designating on their Ballots, to receive the same treatment as holders of General Unsecured Claims. In addition, Holders of Allowed General Unsecured Claims in excess of $15,000 may elect, by so designating on their Ballots, to reduce all of their Claims to a single Claim in the amount of $15,000 and to have that Claim treated as a General Unsecured Convenience Claim.

         If Holders of Claims in Classes C-3 and C-4 vote to accept the Plan, then Holders of Allowed Comdisco Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, will receive their Pro Rata share of the Contingent Equity Distribution. If either Class C-3 or C-4 does not vote to accept the Plan, the holders of Allowed Interests and Allowed Subordinated Claims in Classes C-5A and C-5B, respectively, shall receive or retain no property under the Plan on account of such Allowed Interest or Allowed Subordinated Claims. The Contingent Equity Distribution is a payment obligation, right or warrants to be issued to holders of Old Equity and Subordinated Claims contingent upon (i) Classes C-3 and C-4 voting to accept the Plan and (ii) recoveries to holders of General Unsecured Claims exceeding certain thresholds on a net present value basis as of the Effective Date. The Contingent Equity Distribution is set forth on Exhibit C to the Plan and provides for increasing, graduated distributions as higher recoveries to holders of General Unsecured Claims are achieved. Specifically, the Contingent Equity Distribution will provide that when the net present value of the recovery to holders of General Unsecured Claims reaches 85%, holders of Allowed Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, will receive 3% of any subsequent distributions until holders of General Unsecured Claims have received a recovery of 91% on a net present value basis as of the Effective Date. After holders of General Unsecured Claims have received a recovery of 91% until they have received a recovery of 95%, holders of Allowed Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, will receive 9% of any subsequent distributions. Holders of Allowed Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, will receive 21% of any subsequent distributions once holders of General Unsecured Claims have received a 95% recovery until the holders of such Claims have received a 100% recovery. After the holders of General Unsecured Claims have received a 100% recovery, holders of Allowed Interests and Claims in Class C-5A and C-5B, respectively, will receive 37% of any subsequent distributions. Recovery percentages shall be calculated based on the Cash distributions received from Reorganized Comdisco in respect of the New Senior Notes or the New PIK Notes or dividends or other distributions received on account of New Common Shares discounted to the Effective Date based on the applicable discount rate set forth in Appendix E to this Disclosure Statement.

         While the Debtors throughout these cases have stated that the value of the Comdisco Old Equity was highly speculative, as set forth in the Analysis of Assets and Liabilities attached as Appendix F to this Disclosure Statement, the Debtors have concluded that there is no value for the Old Equity. Nevertheless, as a result of the high distribution to be received by holders of Allowed General Unsecured Claims, and in an attempt to avoid unnecessary litigation, the Debtors negotiated with the Equity Committee and the Creditors' Committee in an attempt to reach a consensual resolution to these Chapter 11 Cases. As a result of these negotiations, the Debtors, the Creditors' Committee and the Equity Committee have determined that offering the above distribution, based on the terms and conditions more fully described in the Plan, is reasonable and appropriate. Accordingly, the distribution set forth above will be given to holders of Allowed Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, only if holders of Claims in Classes C-3 and C-4 vote to accept the Plan. If either of these Classes does not vote to accept the Plan, then holders of Allowed Interests and Allowed Subordinated Claims in Class C-5A and C-5B, respectively, will not receive or retain any property on account of their Interests and Claims under the Plan.

         For the purposes of calculating distributions, Claims of holders of Allowed Subordinated Claims in Class C-5B will be converted to the number of shares corresponding to the number of shares on which the Allowed Subordinated Claim is based, unless otherwise ordered by the Bankruptcy Court. For example, if a creditor has an Allowed Subordinated Claim based on the purchase and sale of 100 shares of Old Equity, such a creditor would be treated as if such creditor held 100 shares of Old Equity for voting and distribution purposes.

         2.       Prism Debtors

         Prior to the Petition Date, the Prism Debtors had ceased their operations and begun to liquidate their assets. The Prism Debtors have continued to liquidate their assets during these Chapter 11 Cases and should conclude this liquidation shortly after the Effective Date.

         Comdisco has two Intercompany Claims against Prism. Prism, on March 10, 1999, entered into an unsecured revolving loan agreement with Comdisco. Pursuant to this agreement, Prism borrowed approximately $486 million from Comdisco. The approximately $486 million plus interest outstanding under this agreement is the Comdisco/Prism Intercompany General Unsecured Loan. In addition, Comdisco made a loan to Prism secured by substantially all of the assets of Prism. The balance outstanding under this loan is approximately $46 million.

         The value of the assets of Prism is approximately $13 million. Therefore, if Comdisco were to receive full payment for the Comdisco/Prism Secured Intercompany Claim, no other creditors of Prism would receive a distribution under the Plan. Further, the estimated total of the General Unsecured Claims against Prism, including the approximately $486 million claim of Comdisco, is approximately $549 million. Therefore, even if Comdisco were not to assert the Comdisco/Prism Intercompany Secured Claim, if Comdisco was to receive its Pro Rata share of the distribution to holders of General Unsecured Claims against Prism, the distribution to the remaining holders of General Unsecured Claims against Prism would be significantly reduced. Therefore, the Prism Debtors propose the following:
If the holders of Class P-3 General Unsecured Claims against Prism vote to accept the Plan, then Comdisco will agree to reclassify its Comdisco/Prism Intercompany Secured Claim to a Class P-3 General Unsecured Claim. In addition, Comdisco will agree that it will limit its recovery on account of its Comdisco/Prism Intercompany General Unsecured Claim and its Comdisco/Prism Intercompany Secured Claim to one-third (1/3) of the total distribution to holders of Class P-3 General Unsecured Claims plus the equity of Reorganized Prism. If the holders of Class P-3 General Unsecured Claims do not vote to accept the Plan, Comdisco will assert the full amount of both its Comdisco/Prism Intercompany Unsecured Claim and the Comdisco/Prism Intercompany Secured Claim.

C.       Summary of Treatment of Claims and Interests Under the Plan

         The Plan constitutes a separate plan of reorganization for the Comdisco Debtors and the Prism Debtors. Accordingly, the Plan contains separate classes for the Claims and Interests of the Comdisco Debtors and the Prism Debtors. As contemplated by the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified. See Article II of the Plan for a summary of the treatment proposed under the Plan for Administrative Claims and Priority Tax Claims.

         The estimated amount of Administrative Claims to be incurred during the Chapter 11 Cases (including accrued but unpaid professional fees and estimated payments for cure amounts with respect to assumed contracts and leases) is estimated to be $204 million against the Comdisco Debtors. Other than Professional fees there have been no significant Administrative Claims against the Prism Debtors. The estimated amount of Priority Tax Claims is $30 million against the Comdisco Debtors. There have been no significant priority claims filed against the Prism Debtors.

         The table below summarizes the classification and treatment of the prepetition Claims and Interests under the Plan. The classification and treatment for all Classes are described in more detail under Article III.

         The table below also sets forth the Debtors' estimates of the amount of Claims that will ultimately become allowed in each Class based upon a review by the Debtors of all Claims scheduled by and filed against the Debtors and consideration of the provisions of the Plan that affect the allowance of certain Claims. The table below includes an estimated percentage recovery for holders of Claims in each Class. For purposes of estimating the percentage recoveries for holders of Claims in certain classes as set forth below, the enterprise value of the Debtors,

                                                                vii

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exclusive of the Net Available Comdisco Cash and the Cash Reserve, is
between $1,877,400,000 and $1,787,900,000 inclusive of the New Common Shares assumed to be valued at between $557 million and $467 million in the aggregate. The estimated percentage recovery to holders of Claims in Class C-4 is based upon the assumption that the Newco Structure will be implemented and that the New Common Shares are valued at $534 million. See
Section XII.E. Based on these values, the Debtors and their financial advisors believe that the recovery to holders of Class C-4 Claims will be between 88.1% and 90.3% with an estimated recovery of 89.8% after a Contingent Equity Distribution. The Debtors estimate that more than half of the recovery to holders of General Unsecured Claims will come from an initial Cash distribution and the remainder will come from the New Senior Notes, the New PIK Notes and the New Common Shares.

         The Debtors' financial advisor, Rothschild, performed an estate valuation assuming implementation of the Newco Structure based, in part, on information and financial projections provided by the Debtors. The foregoing valuation assumptions include, among other things, an assumption that the results projected for the Reorganized Debtors will be achieved in all material respects. No assurance can be given that the projected results will be achieved. To the extent that the valuation assumptions are dependent upon the achievement of the results projected by the Debtors, the valuation assumptions must be considered speculative. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded securities of certain other companies that are considered relevant, (ii) certain general economic and industry information considered relevant to the business of the Reorganized Debtors, and (iii) such other investigations and analyses as were deemed necessary or appropriate. The Debtors and Rothschild believe these valuation assumptions are reasonable.

         The foregoing valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Common Shares or any other securities. Such securities may trade at substantially higher or lower prices or not at all because of a number of factors, including those discussed in Section IX. The trading prices of securities issued under a plan of reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.

         The Debtors have engaged in an active review of all Scheduled and filed Claims to estimate the total Claims outstanding. While there were approximately $10.7 billion in Claims filed or Scheduled against the Comdisco Debtors, approximately $2.1 billion of these Claims were withdrawn or amended and superceded. In addition, another approximately $2.6 billion were expunged pursuant to the Debtors' first omnibus Claims objection. Therefore, there are approximately $6.0 billion in claims remaining against the Comdisco Debtors. Of these remaining Claims, the Debtors believe that certain of these Claims were filed significantly in excess of their actual value. Accordingly, to estimate the distribution to creditors the Debtors have analyzed their books and records to determine what the Debtors believe is a reasonable range for these Claims. As a result of this analysis, the Debtors believe the General Unsecured Claims against Comdisco will be approximately $4.06 billion.

         For certain Classes of Claims, the actual amounts of Allowed Claims could materially exceed or could be materially less than the estimated amounts shown in the table that follows. Accordingly, for these reasons, no representation can be or is being made with respect to whether the estimated percentage recoveries shown in the table below will actually be realized by the holders of Allowed Claims in any particular Class. In addition, the Plan provides for certain disputed claims reserves to be established with respect to Disputed Claims. As a result, the process of distributing all of the property to be distributed to holders of Claims under the Plan will be completed over time.

I.  Comdisco

Class Description         Treatment Under Plan
-----------------         --------------------

Class C-1                 The legal, equitable and contractual rights of the
Secured Claims            holders of Allowed Secured Claims against Comdisco,
                          if any, are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Secured Claim becomes an Allowed Secured Claim, each holder of an Allowed Secured Claim against Comdisco shall, in full satisfaction, settlement and release of, and in exchange for, such Allowed
                          Secured Claim, at the election of Comdisco or the Reorganized Debtors, either (x) have its claim
                          Reinstated or (y) receive (1) Cash equal to the amount of such Allowed Secured Claim or (2) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Secured Claim that is not an Allowed Claim on the Effective Date, including any Secured Claim not due and owing on the Effective Date will be paid in accordance with this paragraph if and when such Claim becomes Allowed and is due and owing. Any default that existed with respect to any Secured
                          Claim immediately prior to the Petition Date shall be deemed cured upon the Effective Date. Class C-1
                          Claims are unimpaired and as such are not entitled to vote on the Plan.

                          Estimated Amount of Claims:              $151,492,052
                          Estimated Percentage Recovery:           100%

Class C-2                 The legal and equitable rights of the holders of
Other Priority Claims     Other Priority Claims against Comdisco are unaltered
                          by the Plan. On, or as soon as reasonably practicable after, the later of (i) the Effective
                          Date, or (ii) the date on which such Other Priority
                          Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other
                          Priority Claim, at the election of Comdisco or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or (y) such other treatment that will not impair the holder of such Allowed Other Priority Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid when such Claim becomes due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date. Class C-2 Claims are unimpaired and as such are not entitled to vote on the Plan.

                          Estimated AmountPofnClaims:                $5,000,000
                          Estimated Percentage Recovery:             100%

Class C-3                 On, or as soon as reasonably practicable after, the
General Unsecured         later of (i) the Effective Date, or (ii) the date on
Convenience Claims        which a General Unsecured Convenience Claim becomes
                          an Allowed General Unsecured Convenience Claim, each holder of an Allowed General Unsecured
                          Convenience Claim against Comdisco shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed General Unsecured
                          Convenience Claim, at the election of Comdisco, (x)
                          Cash in an amount equal to 89.8% of such Allowed
                          General Unsecured Convenience Claim or (y) the same treatment as is afforded to holders of Allowed
                          Class C-4 General Unsecured Claims against Comdisco if the holder of such General Unsecured Convenience
                          Claim makes an irrevocable written election made on a validly executed and timely delivered ballot. If such election is made, the holder of such General
                          Unsecured Convenience Claim shall be deemed a holder of a General Unsecured Claim for all purposes (including voting and distribution).
                          Holders of claims in excess of $15,000 may make an irrevocable written election made on a validly executed and timely delivered ballot to reduce all of such holders' General Unsecured Claims to $15,000 in the aggregate and then have such reduced single claim reclassified as a General Unsecured
                          Convenience Claim for all purposes (including voting and distribution). Class C-3 Claims are impaired, and as such are entitled to vote on the Plan.

                          Estimated Amount of Claims:           $2,925,497
                          Estimated Percentage Recovery:        89.8%

Class C-4                 On the Effective Date, or as soon thereafter as is
General Unsecured         reasonably practicable, the Disbursing Agent shall
Claims                    receive on behalf of each  holder of an Allowed
                          General Unsecured Claim against Comdisco, in full satisfaction, settlement, release and discharge of, and in exchange for, each and every General
                          Unsecured Claim against Comdisco, its Pro Rata share of (i) the Net Available Comdisco Cash, (ii) the New Senior Notes; (iii) the New PIK Notes, (iv) the Trust Assets and (v) the New Common Shares to be distributed Pro Rata by the Disbursing Agent to holders of Allowed General Unsecured Claims against
                          Comdisco, at such times and in the manner provided in the Plan. In addition, on each Quarterly
                          Distribution Date, each holder of an Allowed
                          General Unsecured Claim against Comdisco shall receive its Pro Rata Share of the (i) Net Available
                          Comdisco Cash, (ii) the New Senior Notes, (iii) the
                          New PIK Notes, (iv) the Trust Assets and (v) the
                          New Common Shares held in the Supplemental
                          Distribution Account, provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution
                          Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental
                          Distribution Account is insufficient. Class C-4
                          Claims are impaired, and as such are entitled to vote on the Plan.

                          Estimated Amount of Claims:            $4,057,081,334
                          Estimated Percentage Recovery:         89.8%

Class C-5A                On the Effective Date, or as soon thereafter as is
Interests                 reasonable and practicable, each holder of an
                          Allowed Comdisco Interest shall receive (i) if
                          Classes C-3 and C-4 vote to accept the Plan such holder's Pro Rata share of the Contingent Equity
                          Distribution or (ii) if Class C-3 or C-4 does not vote to accept the Plan, then the holders of Interests in Class C-5A shall receive or retain no property under the Plan on account of such Interests. In addition, in the case of (i) above, on each Quarterly Distribution Date, each holder of an Allowed Interest in Comdisco shall receive its Pro Rata share of the Contingent Equity
                          Distribution held in the Supplemental Distribution
                          Account, provided, however, that the Disbursing
                          Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental
                          Distribution Account is insufficient. Class C-5A is impaired and as such is entitled to vote on the Plan. On the Effective Date all of the Comdisco
                          Interests shall be cancelled.

                          Estimated Percentage Recovery: The Debtors believe that the value of any Equity distribution is uncertain.

Class C-5B                On the Effective Date, or as soon thereafter as is
Subordinated Claims       reasonable and practicable, each holder of an Allowed
                          Subordinated Claim shall receive (i) if Classes C-3 and C-4 vote to accept the Plan such holder's Pro
                          Rata share of the Contingent Equity Distribution or
                          (ii) if Class C-3 or C-4 does not vote to accept the Plan, then the holders of Subordinated Claims in Class C-5B shall receive or retain no property under the Plan on account of such Subordinated
                          Claims. In addition, in the case of (i) above, on each Quarterly Distribution Date, each holder of Subordinated Claim against Comdisco shall receive its Pro Rata share of the Contingent Equity
                          Distribution held in the Supplemental Distribution
                          Account, provided, however, that the Disbursing
                          Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental
                          Distribution Account is insufficient. Class C-5B is impaired and as such is entitled to vote on the Plan.

                          Estimated Percentage Recovery: The Debtors believe that the value of any Equity distribution is uncertain.


II.  Prism

Class Description                  Treatment Under Plan
-----------------                  --------------------

Class P-1                 If the holders of Class P-3 General Unsecured Claims
Secured Claims            against Prism vote to accept the Plan, then the
                          holders of Secured Claims against Prism will receive (i) Cash equal to the Allowed Amount of such Allowed Secured Claim or (ii) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to Section 1124 of the Bankruptcy Code; provided, however, that Comdisco will not receive any distribution as a holder of a Secured Claim on account of the Comdisco/Prism Intercompany Secured Claim, but will release its security interest and agree to reclassify its claim as a Class P- 3 General
                          Unsecured Claim. If the holders of Class P-3
                          General Unsecured Claims against Prism vote against the Plan then the Comdisco/Prism Intercompany
                          Secured Claim shall remain a Class P-1 Secured
                          Claim and shall receive Cash equal to the

                          Allowed amount of the Comdisco/Prism Intercompany Secured Claim. Class P-1 Claims are unimpaired and as such are not entitled to vote on the Plan.

                          Estimated Amount of Claims:        $45,748,777
                          Estimated Percentage Recovery
                             if Class P-3 votes in favor
                             of the Plan:                    100%
                          Estimated Percentage Recovery
                             if Class P-3 votes
                             against the Plan:               All holders of
                                                             Class P-1 Secured
                                                             Claims other than
                                                             Comdisco will
                                                             receive 100% of
                                                             the Allowed Amount
                                                             of such Secured
                                                             Claim, and Comdisco
                                                             will receive any
                                                             remaining available
                                                             Cash to the extent
                                                             of its Allowed
                                                             Secured Claim

Class P-2                 The legal and equitable rights of the holders of
Other Priority            Other Priority Claims, if any, against Prism are
Claims                    unaltered by the Plan. On, or as soon as reasonably
                          practicable after, the later of (i) the Effective
                          Date, or (ii) the date on which such Other Priority
                          Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other
                          Priority Claim, at the election of the Debtors or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or (y) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid if and when such Claim becomes Allowed and is due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date. Class P-2
                          Claims are unimpaired and as such are not entitled

                          Estimated Amount of Claims:                 $13,707
                          Estimated Percentage Recovery:              100%

Class P-3                 On the Effective Date, or as soon thereafter as
General Unsecured         practicable, each holder of an Allowed General
Claims                    Unsecured Claim against Prism shall receive such
                          holder's Pro Rata share of the Net Available Prism
                          Cash, provided, however, that if the holders of Class P-3 General Unsecured Claims against Prism vote to accept the Plan, then Comdisco shall agree to limit its recovery on account of the Comdisco/Prism Intercompany General Unsecured Claim and the Comdisco/Prism Intercompany Secured Claims to (i) one- third (1/3) of the distribution to all holders of Class P-3 General Unsecured Claims against Prism plus (ii) the Reorganized Prism
                          Common Stock. Class P-3 Claims are impaired and as such are entitled to vote on the Plan.

                          Estimated Amount of Claims
                          (excluding the Comdisco/Prism
                          Intercompany Secured Claims):            $566,661,772

                          Estimated Percentage Third
                          Party Recovery, if Class
                          P-3 Votes in Favor of the Plan:           10%

                          Estimated Percentage Comdisco
                          Recovery if Class P-3
                          Votes in Favor of the Plan:               1%

                          Estimated Percentage Recovery
                          if Class P-3 Votes
                          Against the Plan:                         0%

Class P-4                 On the Effective Date, the Old Common Stock of
Interests                 Prism and all other Interests in Prism will be
                          cancelled and the holders thereof shall not receive or retain any distribution on account of such Interests. Class P-4 is impaired, but pursuant to 1126(a) is not entitled to vote on the Plan.

                          Estimated Percentage Recovery: 0%


D.  Explanation of Distribution to Holders of Class C-4 General Unsecured Claims

         The recovery of holders of General Unsecured Claims in Class C-4 will include Cash, New Senior Notes, New PIK Notes and New Common Shares. Set forth below is an explanation of the total value of the recovery to holders of Claims in Class C-4, as well an explanation of how the Debtors calculated the value of the various components of the distribution.

         The estimated recovery to holders of General Unsecured Claims in Class C-4 is $3,641.5 million. This recovery will be the sum of Cash distributions of approximately $2,213.4 million, New Senior Notes and New PIK Notes in the aggregate representing approximately $900 million and New Common Shares with a value of approximately $528.1 million (and assuming implementation of the Newco Structure and after a Contingent Equity Distribution). The valuation of the Debtors' Ventures business is based on the Debtors' judgment not to make further investment in the Ventures portfolio and to run off the portfolio. It does not reflect any loss or value that might arise if the Debtors continued operations or made further investments in options, warrants or other equity. The estimated recovery is based on the Debtors' Cash projections as of June 30, 2002. This recovery does not include any recovery with respect to SIP Subrogation Claims, as set forth herein. Such recovery may be significant.

Estimate of General Unsecured Claims

         The Debtors estimate that there are approximately $4.06 billion of Claims against the Comdisco Debtors in Classes C-3 and C-4. Of these Claims, $2.9 million are General Unsecured Convenience Claims in Class C-3 and $4,057.3 million are General Unsecured Claims in Class C-4. Approximately $3.7 billion of the Class C-4 Claims are Claims that are reflected on the Debtors' balance sheet, including the Prepetition Bank Claims, the Prepetition Note Claims and vendor Claims. Approximately $376 million of these Claims are not included in the balance sheet and include Claims relating to the SIP, employee claims, lease rejection claims, litigation claims and other disputed claims.

         The Debtors' non-debtor foreign subsidiaries are primary obligors with respect to approximately $132 million of bank debt owed to the Prepetition Lenders that is guaranteed by Comdisco as of March 31, 2002. The Debtors' Claims estimates assume that this debt is paid by the non-debtor foreign subsidiaries from the proceeds of the sale or run off of their assets. If any of the non-debtor foreign subsidiaries are unable to pay the bank debt owed by such subsidiary, the Prepetition Lenders have asserted their guarantee Claims against Comdisco. The current Claims estimates do not include any amount for these guaranty Claims. Therefore, if the non-debtor foreign subsidiaries are unable to pay the Claims of the Prepetition Lenders, the amount of Claims against Comdisco may increase.

Cash Distribution

         As of March 31, 2002, the Debtors had approximately $1.9 billion in Cash, exclusive of Cash held by non- debtor foreign subsidiaries and Cash allocated to fund the Cash Reserve and the Operating Reserve. The Debtors estimate that from March 31, 2002 through June 30, 2002, the amount of Cash held by the Debtors will increase to approximately $2.2 billion, exclusive of Cash held by non-debtor foreign subsidiaries and Cash allocated to fund the Cash Reserve and the Operating Reserve. This is the result of the Debtors' projected net proceeds of approximately $243 million from GE Capital for the sale of their Electronics, Healthcare and Laboratory and Scientific Leasing businesses and $52 million from the sale of Australia and New Zealand. Other funds from these sales to GE Capital will be paid to the non-debtor foreign subsidiaries. These amounts paid to the non-debtor foreign subsidiaries are included in the present value of the non-debtor foreign subsidiaries set forth in the chart below. In addition, the Debtors estimate that they will receive approximately $240 million from ordinary cash collections from the continued operation of their Leasing and Ventures businesses. The Debtors project Cash liabilities relating to the run off of their businesses of $215 million. Any Cash received in excess of the amount projected in the June 30, 2002 projections as set forth above and that is not needed for the Cash Reserve or the Operating Reserve will be used to pay the principal under the New Senior Notes.

         The Cash Reserve includes the amount of Cash the Debtors believe is necessary to make all payments required under the Plan. This includes the payment of all Administrative, Secured and Priority Claims. The Debtors estimate that they will incur approximately $200 million in postpetition Administrative Claims (the bar date for Administrative Claims has not been set by the Bankruptcy Court). In addition, the Debtors estimate that there will be $30 million in Priority Tax Claims and $5 million in Other Priority Claims and approximately $12 million in Secured Claims (the remaining approximately $139 million in Class C-1 Secured Claims are secured financings which will be paid in the ordinary course during the run off of the business or out of the proceeds of the sale of the assets securing the obligations). With respect to the Operating Reserve, as set forth in Exhibit D, the Debtors intend to establish an Operating Reserve of $57 million to insure sufficient Cash to run off their businesses in a manner so as to maximize the value for the benefit of all stakeholders.

         Before the Reorganized Debtors can make an initial Cash distribution to holders of Allowed Class C-3 and C-4 Claims pursuant to Sections 5.1 and
9.1 of the Plan, the Debtors must set aside Cash sufficient to fund the Disputed Claim Reserve. Although the Debtors have not determined the amount of this reserve, the Debtors believe that it will be significant. As Disputed Claims are resolved, however, to the extent such Disputed Claims are Allowed in an amount less than the amount reserved for such Claim, the Reorganized Debtors will distribute the excess Pro Rata to the holders of Allowed Class C-4 Claims.

         Accordingly, the Debtors estimate that holders of Allowed General Unsecured Claims will ultimately receive a Cash distribution equal to approximately 54.6% of their Claims.

Distribution of New Senior Notes and New PIK Notes

         In addition, holders of Allowed Class C-4 Claims will receive their Pro Rata share of the New Senior Notes and the New PIK Notes. The Debtors estimate that holders of Allowed Class C-4 Claims will receive New Senior Notes in an amount equal to approximately 9.9% of their Claims and New PIK Notes in an amount equal to approximately 12.3% of their Claims.

Distribution of New Common Shares

         Holders of Class C-4 Claims also will receive New Common Shares on account of their Claims. The Debtors estimate that the equity value of the Reorganized Debtors will be approximately $534 million (assuming implementation of the Newco Structure and before a Contingent Equity Distribution). Therefore, the value of the New Common Shares distributed to holders of Allowed Class C-4 Claims will be approximately $528.1 million after a Contingent Equity Distribution or 13.0% of their Claims. The Debtors have calculated the equity value of the Reorganized Debtors as follows:

-----------------------------------------------------------------------------
Estimated Present Value of New US Leasing           $697.1 million
Estimated Present Value of New Ventures             $378.9 million
Estimated Present Value of Ventures Warrants        $20.0 million
Estimated Present Value of New Europe (Germany      $435.9 million
and France)
Estimated Present Value of New Europe (non-core)    $53.8 million
Estimated Present Value of Corporate Asset          $210.8 million
Management
Estimated Present Value of Corporate                $58.4 million
-----------------------------------------------------------------------------
Total                                               $1,854.8 million
-----------------------------------------------------------------------------


less secured debt
-----------------------------------------------------------------------------
Discount Lease Receivables                          $139.1 million
Other Secured Financings                            $83.8 million
European Discount Lease Receivables                 $197.9 million
-----------------------------------------------------------------------------
Total                                               $420.8 million
-----------------------------------------------------------------------------


less new notes
-----------------------------------------------------------------------------
New Senior Notes                                    $400 million
New PIK Notes                                       $500 million
-----------------------------------------------------------------------------
Total                                               $900 million
-----------------------------------------------------------------------------


-----------------------------------------------------------------------------
             Equity Value of Reorganized Comdisco $534.0 million
-----------------------------------------------------------------------------

         THE DEBTORS, THE CREDITORS' COMMITTEE AND THE EQUITY COMMITTEE BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES POSSIBLE FOR THE HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, AS APPLICABLE, EACH OF THE DEBTORS. THE DEBTORS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN. THE CREDITORS' COMMITTEE AND THE EQUITY COMMITTEE SUPPORT CONFIRMATION OF THE PLAN.



                                                         TABLE OF CONTENTS
                                                                                                                 PAGE

I.  INTRODUCTION..................................................................................................1

II.  PLAN VOTING INSTRUCTIONS AND PROCEDURES......................................................................2
      A.       Definitions........................................................................................2
      B.       Notice to Holders of Claims........................................................................2
      C.       Solicitation Package...............................................................................3
      D.       Voting Procedures, Ballots and Voting Deadline.....................................................3
      E.       Confirmation Hearing and Deadline for Objections to Confirmation...................................4

III.  HISTORY OF THE DEBTORS......................................................................................6
      A.       Background and Formation of Comdisco...............................................................6
      B.       Description of the Business .......................................................................6
               1. Leasing.........................................................................................6
               2. Availability Solutions..........................................................................8
               3. Comdisco Ventures...............................................................................8
               4. Prism...........................................................................................9
               5. Employees......................................................................................10
               6. Prepetition Financial Results..................................................................11

IV.  PREPETITION CAPITAL STRUCTURE OF THE DEBTORS................................................................13
      A.       Prepetition Credit Facilities.....................................................................13
               1. 364 Day Global Credit Agreement................................................................13
               2. Multi-year Global Credit Agreement.............................................................13
               3. 364 Day Multi-Option Credit Agreement..........................................................14
               4. Multi-year Multi-Option Facility...............................................................14
      B.       Senior and Medium Term Notes......................................................................15
      C.       Secured Receivable Financing......................................................................17
               1. Mellon/Three Rivers Facility...................................................................17
               2. NatWest/TAGS Facility..........................................................................17
      D.       Discounted Lease Receivables......................................................................17

V.  CORPORATE STRUCTURE OF THE DEBTORS...........................................................................18
      A.       Current Corporate Structure.......................................................................18
      B.       Boards of Directors...............................................................................18

VI.  EVENTS LEADING TO COMMENCEMENT
      OF THE CHAPTER 11 CASES....................................................................................19
      A.       Significant Transactions, Liquidity Problems and the Debtors' Capital Structure...................20
               1. Prism..........................................................................................20
               2. Comdisco Ventures..............................................................................20
               3. Liquidity Problems.............................................................................21
               4. Capital Structure..............................................................................21
      B.       Prepetition Restructuring Efforts.................................................................21
      C.       Commencement of the Chapter 11 Cases..............................................................22

VII.  THE CHAPTER 11 CASES.......................................................................................23
      A.       Continuation of Business; Stay of Litigation......................................................23
      B.       Summary of Certain Relief Obtained at the Outset of the Chapter 11 Cases..........................23
               1. First Day Orders...............................................................................23
               2. Appointment of Creditors' Committee and Equity Committee.......................................24
      C.       Post-Petition Financing...........................................................................25
      D.       Other Material Relief Obtained During the Chapter 11 Cases........................................26
               1. Paying Certain Prepetition Commitments and Honoring Loan Obligations...........................26
               2. Sale of Businesses.............................................................................27
               3. Employee Compensation Programs.................................................................29
               4. Senior Management Contracts....................................................................31
               5. Exclusivity....................................................................................31
      E.       Summary of Claims Process, Bar Date, and Claims Filed.............................................31
               1. Schedules and Statements of Financial Affairs..................................................31
               2. Claims Bar Date................................................................................32
               3. Proofs of Claim and Other Claims...............................................................32
               4. Significant Disputed Claims....................................................................33
      F.       Development and Summary of Business Plan..........................................................33
      G.       Management Incentive Plan and Stay Bonus Plan.....................................................35
               1. Stay Bonus Plan................................................................................36
               2. Management Incentive Plan    ..................................................................36
      H.       SIP Subrogation Claims............................................................................43

VIII.  SUMMARY OF THE REORGANIZATION PLAN........................................................................45
      A.       Overall Structure of the Plan.....................................................................45
      B.       Substantive Consolidation and Intercompany Claims.................................................46
               1. Discussion of Substantive Consolidation Generally..............................................46
               2. Comdisco Debtors...............................................................................48
               3. Prism Debtors..................................................................................48
      C.       Classification and Treatment of Claims and Interests..............................................48
               1. Treatment of Unclassified Claims Under the Plan................................................49
               2. Treatment of Classified Claims.................................................................50
      D.       Other Significant Plan Provisions.................................................................54
               1. Restructuring Transactions.....................................................................54
               2. Use of Cash....................................................................................55
      E.       Description of Securities to Be Issued in Connection with the Plan................................55
               1. New Senior Notes...............................................................................56
               2. New PIK Notes..................................................................................56
               3. New Common Shares of Reorganized Comdisco......................................................56
      F.       Registration Rights with Respect to New Securities ...............................................57
      G.       Post-Consummation Operations of the Debtors.......................................................57
               1. Reorganized Debtors............................................................................57
               2. Officers.......................................................................................58
               3. Directors......................................................................................58
               4. Management Incentive Plan......................................................................59
      H.       Distributions Under the Plan......................................................................59
               1. Time of Distributions..........................................................................59
               2. Interest on Claims.............................................................................59
               3. Disbursing Agent...............................................................................59
               4. Delivery of Distributions......................................................................60
               5. Procedures for Resolving Disputed, Contingent, and Unliquidated Claims.........................61
               6. Fractional Shares..............................................................................62
               7. Allowance of Certain Claims....................................................................62
      I.       Litigation Trust..................................................................................63
               1. Appointment of Trustee.........................................................................63
               2. Transfer of Trust Assets to the Litigation Trust...............................................63
               3. The Litigation Trust...........................................................................64
               4. The Trust Advisory Board.......................................................................65
               5. Distributions of Trust Assets..................................................................66
      J.       Miscellaneous Matters.............................................................................66
               1. Treatment of Executory Contracts and Unexpired Leases..........................................66
               2. Exculpation and Limitation of Liability........................................................68
               3. Indemnification Obligations....................................................................69
               4. Releases by Debtors and Debtors-in-Possession..................................................70
               5. Release by Holders of Claims and Interests.....................................................70
               6. Injunction.....................................................................................71
      K.       Preservation of Rights of Action..................................................................72

IX.  CERTAIN FACTORS TO BE CONSIDERED............................................................................72
      A.       General Considerations............................................................................72
      B.       Certain Bankruptcy Considerations.................................................................72
      C.       Inherent Uncertainty of Financial Projections.....................................................72
      D.       Dividends or Other Distributions..................................................................73
      E.       Impact of Interest Rates and Foreign Exchange.....................................................73
      F.       Claims Estimations................................................................................73
      G.       Remarketing Results Uncertain.....................................................................73
      H.       Employees.........................................................................................74
      I.       Difficulty of Comdisco Ventures Group to Realize on Current Investments and Ability of
               Comdisco Ventures Group Customers to Meet Their Obligations to the Company........................74
      J.       Prism Liquidation.................................................................................75
      K.       Foreign Markets...................................................................................75
      L.       Market for New Securities.........................................................................75
      M.       Tax Planning......................................................................................75

X.  RESALE OF SECURITIES RECEIVED UNDER THE PLAN.................................................................76
      A.       Issuance of New Common Shares, New Senior Notes and New PIK Notes.................................76
      B.       Subsequent Transfers of Securities................................................................76

XI.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN...........................................77
      A.       Certain Tax Planning Limitations..................................................................78
      B.       Restructuring Alternatives........................................................................78
      C.       Certain United States Federal Income Tax Consequences to Holders of Claims and Interests .........79
               1. Exchange.......................................................................................79
               2. Original Issue Discount........................................................................82
               3. Ordinary Income................................................................................82
               4. The Disputed Claim Reserve, the Supplemental Distribution Account and the Litigation
                  Trust..........................................................................................83
               5. Legal Uncertainty..............................................................................83
      D.       Importance of Obtaining Professional Tax Assistance...............................................83

XII.  CONFIRMATION...............................................................................................83
      A.       Feasibility of the Plan...........................................................................83
      B.       Acceptance of the Plan............................................................................84
      C.       Best Interests of Claim Holders...................................................................85
      D.       Liquidation Analysis..............................................................................86
               1. Comdisco Debtors...............................................................................86
               2. Prism Debtors..................................................................................86
               3. Liquidation Analysis Is Speculative............................................................86
      E.       Valuation of the Reorganized Debtors..............................................................86
               1. Reorganization Value...........................................................................86
               2. Valuation Methodology..........................................................................87
      F.       Application of the "Best Interests" of Creditors Test to the Liquidation Analysis
                  and the Valuation .............................................................................88
               1. Comdisco Debtors...............................................................................89
               2. Prism Debtors..................................................................................89
      G.       Confirmation Without Acceptance of All Impaired Classes:  The "Cramdown" Alternative
                .................................................................................................89
      H.       Conditions to Confirmation and/or Consummation....................................................90
               1. Conditions to Confirmation.....................................................................90
               2. Conditions to the Effective Date...............................................................90
      I.       Waiver of Conditions to Confirmation and/or Consummation..........................................91
      J.       Retention of Jurisdiction.........................................................................91

XIII.  ALTERNATIVES TO CONFIRMATION AND
       CONSUMMATION OF THE PLAN..................................................................................93
       A.      Continuation of the Chapter 11 Cases..............................................................93
       B.      Alternative Plans of Reorganization...............................................................94
       C.      Liquidation under Chapter 7 or Chapter 11.........................................................94

XIV.  VOTING REQUIREMENTS........................................................................................95
       A.      Parties in Interest Entitled to Vote..............................................................96
       B.      Classes Impaired Under the Plan...................................................................97
               1.    Voting Impaired Classes of Claims...........................................................97
               2.    Non-Voting Impaired Classes of Claims.......................................................97
               3.    Unimpaired Classes of Claims and Interests..................................................97

XV.  CONCLUSION..................................................................................................98

       A.      Hearing on and Objections to Confirmation.........................................................98
               1.    Confirmation Hearing........................................................................98
               2.    Date Set for Filing Objections to Confirmation..............................................98
       B.      Recommendation....................................................................................98


                                  APPENDICES

Appendix A   --        Joint Plan of Reorganization of Comdisco, Inc. and its
                       Affiliated Debtors and Debtors in Possession

Appendix B    --       Restructuring Transactions

        B-1      --    Existing Organizational Structure of Debtors

        B-2      --    Organization Structure of Reorganized Debtors

Appendix  C      --    Liquidation Analysis

        C-1      --    Liquidation Analysis Comdisco Debtors

        C-2      --    Liquidation Analysis Prism Debtors

Appendix  D      --    Pro Forma Financial Projections

Appendix  E   --       Valuation of Reorganized Debtors

Appendix  F   --       Analysis of Assets and Liabilities

                          DISCLOSURE STATEMENT WITH
                   RESPECT TO THE FIRST AMENDED JOINT PLAN
                     OF REORGANIZATION OF COMDISCO, INC.
             AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION
             ----------------------------------------------------

                               I. INTRODUCTION

         Comdisco, Inc. ("Comdisco") and fifty of its domestic subsidiaries and affiliates (the "Affiliate Debtors"), debtors and debtors-in-possession (collectively, the "Debtors") submit this disclosure statement (the "Disclosure Statement") pursuant to Section 1125 of Title 11 of the United States Code, 11 U.S.C. ss.ss. 101, et seq. (the "Bankruptcy Code") for use in the solicitation of votes on the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession (the "Plan") proposed by the Debtors and filed with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"), on April 26, 2002. A copy of the Plan is annexed as Appendix A to this Disclosure Statement.

         This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financial history, the need to seek chapter 11 protection, significant events that have occurred during the Chapter 11 Cases, and the anticipated organization and operations of the Reorganized Debtors. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that Claim and Interest holders in Impaired Classes must follow for their votes to be counted.

         FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, PLEASE SEE SECTIONS VIII AND IX.

         THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASES, AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT SUCH SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

-----------------------------------------------------------------------------
         NONE OF THE COMDISCO AFFILIATES LOCATED OUTSIDE OF THE UNITED
STATES HAVE COMMENCED CHAPTER 11 CASES OR SIMILAR PROCEEDINGS IN ANY OTHER JURISDICTIONS; THESE AFFILIATES ARE NOT AFFECTED BY THE CHAPTER 11 CASES
AND CONTINUE TO OPERATE THEIR BUSINESSES OUTSIDE OF BANKRUPTCY.
-----------------------------------------------------------------------------

                 II. PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.       Definitions

         Except as otherwise defined herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. In addition, all references in this Disclosure Statement to monetary figures refer to United States currency.

B.       Notice to Holders of Claims and Interests

         This Disclosure Statement is being transmitted to holders of Claims and Interests that are entitled under the Bankruptcy Code and pursuant to certain orders entered by the Bankruptcy Court, to vote on the Plan. See Section VIII for a discussion and listing of those holders of Claims and Interests that are entitled to vote on the Plan and those holders of Claims and Interests that are not entitled to vote on the Plan. The purpose of this Disclosure Statement is to provide adequate information to enable such holders to make a reasonably informed decision with respect to the Plan prior to exercising their right to vote to accept or reject the Plan.

         On June 13, 2002, the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient and adequate detail to enable such holders to make an informed judgment with respect to acceptance or rejection of the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE EITHER A GUARANTEE OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

         ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Cases.

         THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT AUTHORIZED BY THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors other than the information contained herein.

         CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. Except with respect to the projections set forth in Appendix D annexed hereto (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

         EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

C.       Solicitation Package

         Accompanying this Disclosure Statement are copies of (1) the Plan;
(2) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan, the date, time and place of the hearing to consider confirmation of the Plan and related matters, and the time for filing objections to confirmation of the Plan (the "Confirmation Hearing Notice"); and (3) if you are the holder of a Claim(s) or Interest(s) entitled to vote on the Plan, one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan.

D.       Voting Procedures, Ballots and Voting Deadline

         After carefully reviewing the Plan, this Disclosure Statement and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided.

         Each Ballot has been coded to reflect the Class of Claims or Interests it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

         HOLDERS OF CLAIMS ARISING OUT OF PREPETITION NOTES OR OLD EQUITY:

         IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN JULY 19, 2002, AT 4:00 P.M. (EASTERN
TIME) (THE "VOTING DEADLINE") BY INNISFREE M&A INCORPORATED, ATTN: COMDISCO, INC., 501 MADISON AVENUE, NEW YORK, NEW YORK 10022. DO NOT RETURN ANY STOCK CERTIFICATES OR DEBT INSTRUMENTS WITH YOUR BALLOT. Additionally, if you have any questions about (1) the procedure for voting your Claim or Interest with respect to the packet of materials that you have received or (2) the amount of your Claim or Interest, you should contact Innisfree M&A Incorporated at the address set forth above.

         If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact Innisfree M&A Incorporated at the address set forth above. In addition, copies of the Plan and Disclosure Statement (including after the Exhibit Filing Date all Exhibits, Schedules and Appendices) and all pleadings and orders of the Bankruptcy Court are publicly available, at the Bankruptcy Court's general website address: http://www.ilnb.uscourts.gov.

         CREDITORS ENTITLED TO VOTE ON THE PLAN OTHER THAN HOLDERS OF CLAIMS ARISING OUT OF PREPETITION NOTES OR OLD EQUITY:

         IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN JULY 19, 2002, AT 4:00 P.M. (EASTERN
TIME) (THE "VOTING DEADLINE") BY LOGAN & COMPANY, INC., ATTN: COMDISCO, INC., 546 VALLEY ROAD, UPPER MONTCLAIR, NEW JERSEY 07043 (INNISFREE M&A INCORPORATED AND LOGAN & COMPANY, INC. ARE COLLECTIVELY, THE "VOTING AGENTS"). Additionally, if you have any questions about (1) the procedure for voting your Claim or Interest with respect to the packet of materials that you have received or (2) the amount of your Claim or Interest, you should contact Logan & Company, Inc. at the address set forth above.

         If you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact Logan & Company, Inc. at the address set forth above. In addition, copies of the Plan and Disclosure Statement (including after the Exhibit Filing Date all Exhibits, Schedules and Appendices) and all pleadings and orders of the Bankruptcy Court are publicly available, at the Bankruptcy Court's general website address: http://www.ilnb.uscourts.gov.

         FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION XIV.

E.       Confirmation Hearing and Deadline for Objections to Confirmation

         Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled the Confirmation Hearing for July 30, 2002, at 10:30 a.m. (Central Time) before the Honorable Ronald Barliant, United States Bankruptcy Judge, at Everett McKinley Dirksen Courthouse, 219 South Dearborn Street, Chicago, Illinois 60604, Courtroom 742. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed with the Clerk of the Bankruptcy Court and served so that they are RECEIVED on or before July 16, 2002, at 4:00 p.m. (Central Time) by:

                  Counsel for the Debtors

                           Skadden, Arps, Slate, Meagher & Flom (Illinois) 333 West Wacker Drive
                           Chicago, Illinois  60606-1285
                           Attn:  John Wm. Butler, Jr., Esq.
                                  George N. Panagakis, Esq.
                                  Felicia Gerber Perlman, Esq.

                  United States Trustee

                           The Office of the United States Trustee
                           227 West Monroe
                           Suite 3350
                           Chicago, IL 60606
                           Attn:  Roman L. Sukley, Esq.

                  Counsel for the Creditors' Committee

                           Chaim J. Fortgang, Esq.
                           1251 Avenue of the Americas, 16th Floor
                           New York, NY 10020
                                            - and -
                           Latham & Watkins
                           233 S. Wacker Drive
                           Suite 5800
                           Chicago, IL 60610
                           Attn:  Ronald W. Hanson, Esq.
                                  Richard A. Levy, Esq.
                                  Ann E. Stockman, Esq.

                  Counsel for the Equity Committee

                           Brown, Rudnick, Berlack & Israels LLP
                           120 W. 45th Street
                           New York, NY 10036
                           Attn:    Edward S. Weisfelner, Esq.
                                    William R. Baldiga, Esq.
                                            -and-
                           Bell, Boyd & Lloyd LLC
                           Three First National Plaza
                           Suite 3300
                           70 West Madison Street
                           Chicago, IL 60602
                           Attn:    David F. Heroy, Esq.
                                    Carmen Lonstein, Esq.


                         III. HISTORY OF THE DEBTORS

A.       Background and Formation of Comdisco

         Computer Discount Corp. was founded in 1969 by Ken Pontikes. In 1971, Computer Discount Corp. was renamed Comdisco, Inc. and incorporated in Delaware. In its early years, the Company engaged primarily in the procurement and placement of new and used computer equipment, principally IBM mainframe and related peripherals.

         Comdisco grew rapidly during the 1970s and expanded its operations to Europe. In 1979, Comdisco opened offices in West Germany and Switzerland, and in 1980 opened an office in the United Kingdom as part of its European expansion. By 1983, Comdisco employed over 500 employees worldwide.

         In the 1980s, the Company diversified its business platform by introducing disaster recovery services and leasing equipment of vendors besides IBM. By 1986, Comdisco served over 3,000 customers worldwide and had annual revenue of $902 million. Comdisco continued to pursue an international strategy during this time period and introduced its disaster recovery services business into Canada and Japan in 1989. By 1992, Comdisco's disaster recovery services business had supported 46 disasters worldwide.

         Comdisco continued to grow its business operations throughout the 1990s, both by focusing on the expansion of existing businesses and through acquisitions. Indeed, Comdisco made significant acquisitions in the 1990s including the acquisition of Prism in February, 1999.

         As of the Petition Date, Comdisco had 2,100 employees and provided global technology services to its customers to help maximize their technology functionality, predictability and availability. The Company's current operations are conducted through its principal office in Rosemont, Illinois, and approximately 35 offices in the United States, Canada, Europe and the Pacific Rim.

B.       Description of the Business

         Prior to the commencement of the Chapter 11 Cases, the Comdisco Debtors' businesses were organized into three primary groups. These groups were Leasing, Disaster Recovery Services and Ventures. In addition, until October 2000 when their operations ceased, the Prism Debtors' business provided high-speed Internet- connectivity.

         1.     Leasing

         Comdisco's Leasing unit was comprised of five market verticals:
(i) Electronics, (ii) Healthcare, (iii) IT Leasing, (iv) Laboratory and Scientific and (v) Telecommunications. As part of the chapter 11 process, Comdisco pursued strategic alternatives to create value for its stakeholders. This process included an evaluation of the sale of all or part of its Leasing business.

         During the Bankruptcy Court-supervised sales evaluation process that concluded in early January 2002, the Debtors received bids for all of their Leasing business units. On January 24, 2002, the Bankruptcy Court approved, and the Debtors finalized, the sale of certain assets of the Electronics and Laboratory and Scientific verticals to General Electric Capital Corporation ("GE Capital") for approximately $665 million, including the assumption of approximately $258 million of secured debt. On April 24, 2002, the Debtors and GE Capital completed a first closing on the sale of approximately $794 million of assets, or approximately 81% of the Debtors' Electronics and Laboratory and Scientific net leased assets as of March 31, 2002. The Debtors received approximately $548 million for the sale of these assets, including the assumption of approximately $258 million of related secured debt. On May 31, 2002, the Debtors and GE Capital completed a second closing on the sale of Electronics and Laboratory and Scientific assets, for which the Debtors received an additional approximately $24 million, including the assumption of approximately $5 million of related secured debt. These transactions with GE Capital are subject to customary, post-closing adjustments of the purchase price. Comdisco also executed an agreement for the sale of substantially all of its North American IT CAP Services contracts to T-Systems, Inc., and on February 14, 2002, the Bankruptcy Court approved, and the Debtors finalized, the sale of IT CAP Services to T-Systems, Inc. for $6.8 million. Comdisco closed this sale to T-Systems, Inc. on February 28, 2002. In addition, on April 18, 2002, the Bankruptcy Court approved the Debtors' sale of the domestic assets relating to the Debtors' Healthcare vertical to GE Capital for approximately $165 million, including the assumption of approximately $45 million of secured debt. On May 31, 2002, the Debtors and GE Capital completed a first closing on the sale of the Healthcare assets. The Debtors received approximately $117 million for the sale of these assets, including the assumption of approximately $46 million of related secured debt and other liabilities. A second closing at which additional assets of the Healthcare vertical will be sold to GE Capital is expected to occur by June 30, 2002. The Healthcare transaction is also subject to a customary, post-closing adjustment of the purchase price.

         The two remaining Leasing business segments are the IT Leasing and Telecommunications groups. The IT Leasing portfolio was developed through a strategy of buying, selling, leasing and remarketing PCs and workstations made by most of the leading manufacturers. The company's lease transactions included high-end servers, printers and other desktop-related equipment. The company's strategy for the distributed systems market was to provide financing, professional services and software tools to its existing and prospective customers. The IT Leasing portfolio represents Comdisco's largest Leasing segment with approximately 2,000 customers and approximately $995 million in assets at book value as of January 31, 2002.

         The Telecommunications group focused on helping carriers competitively respond to network capacity requirements through customized financing, high-quality, cost-saving reconditioned equipment options and other services. This segment was negatively impacted by the downturn in the communications industry. The telecommunications portfolio represents approximately 20 customers and approximately $105 million in assets at book value as of January 31, 2002.

         2.  Availability Solutions

         Comdisco's disaster recovery services business was called Availability Solutions. The company provided multi-vendor, multi-platform continuous availability and global continuity solutions. These services included continuity services for mission critical data, business function availability and network recovery.

         These services also included consulting services in continuity planning, recovery program management, network services and data protection, and other related data processing services throughout the United States, Canada and Europe. The company's services were designed to help customers avoid and minimize the impact of a significant interruption to critical business functions as a result of the inaccessibility to the customer's data processing facility, communications network(s) or workstations.

         The company provided high-availability infrastructure for use by customers whenever they were unable to operate or communicate with their computer facilities. These high-availability services, which included rapid recovery, electronic vaulting, disk mirroring, remote journaling and database shadowing, were provided through fully equipped and operational computer sites known as "hot-sites" where customers restore critical applications using the Company's installed equipment. For long-term recoveries, the Company offered complete mobile recovery functions.

         The company also operated recovery centers throughout North America to provide business function availability (also referred to as "work-area recovery services") and enhance remote operations capabilities. Of the approximately thirty-six continuity locations, nine served as data center recovery environments providing hot site and/or shell site services. Those nine regional recovery centers served major commercial centers, including New York, Chicago, Northern and Southern California, Texas, Georgia, Pennsylvania and Toronto, Canada. Each recovery center included, among other things, telecommunications capabilities, conference rooms, office space, support areas, and appropriate on-site technical personnel.

         As a result of a strategic review commenced in April 2001, the Debtors determined to pursue a sale of the Availability Solutions business. As with its Leasing business, the Debtors conducted a Bankruptcy Court-supervised sale and auction process. Upon completion of this process, the Debtors sold the Availability Solutions business to SunGard Data Systems, Inc. The Bankruptcy Court approved this sale on November 9, 2001 and the Debtors closed the sale to SunGard on November 15, 2001, for $825 million plus a $10 million working capital adjustment.

         3. Comdisco Ventures

         Comdisco Ventures ("Ventures"), a business unit of Comdisco, Inc. ("Comdisco"), structured financial relationships specific to a company's needs and provided services specific to that company's stage of development. Ventures served as a strategic financing partner to complement venture capital and commercial banking relationships and provided a means for leveraging the equity capital invested. Ventures invested in all stages of companies from seed stage to mezzanine and pre-IPO companies, and offers financing products that include leasing, subordinated debt, secured debt (lines of credit, working capital), bridge loans, expansion loans, acquisition financing, landlord guarantees (which take the form of letters of credit), convertible debt, and direct equity financing to venture capital-backed companies. Ventures also offered value-added services provided by Comdisco, such as discount purchasing of new equipment and access to reconditioned equipment.

         Generally, the products offered by Ventures were categorized into three groups: Venture Leases, Venture Debt, and Direct Equity Investments. Venture Leases are leases with warrants that are intended to compensate Comdisco Ventures group for providing equipment leases with terms having lower periodic cash costs than leases without warrants. Similarly, Venture
Debt is a high-risk loan with warrants or a conversion-to-equity feature with more flexible terms, having lower periodic cash costs and security conditions, than more traditional debt financing. (Typical products are structured as commitments by Comdisco to provide financing in one or more advances during a specified period of time.) Direct Equity Investments involve Ventures purchase of convertible preferred stock and common stock from its customers. Generally, Comdisco exercises its warrants only upon the occurrence of a liquidation event (generally an IPO or a sale of the borrower).

         In fiscal year 2001, as a result, in part, of the downturn in the internet and technology sectors, the revenues of Comdisco Ventures began to decrease. Therefore, while Comdisco continued to fund outstanding contractual financing commitments, since the Petition Date, the Company has not actively sought new commitments. As of December 31, 2001, the book value(1) of Ventures' portfolio was approximately $780 million which included approximately $100 million in direct equity investments, $357 million in Venture leases and $323 million in Venture loans.

__________________

(1) Book value is defined as the sum of (a) book value of leased assets net of depreciation; (b) principal balance due on loans and tenant improvement; and (c) equity at cost (excluding limited partnership interests) before allowance for reserves.


         4. Prism

         In February 1999, Comdisco acquired Prism, a provider of dedicated high-speed connectivity, for a cash purchase price of approximately $53 million. From the date of acquisition through September 30, 2000, Comdisco provided Prism with cash in excess of $500 million for the expansion of its network and for its operating costs. As a result, in part, of the problems prevalent throughout the telecommunications industry, such as lack of provisioning and the significant valuation changes the telecommunications marketplace experienced, Prism's operations never reached profitability. Prism's operations through September 2000 resulted in significant cash losses. Therefore, on October 1, 2000, Comdisco's Board of Directors voted to cease funding the ongoing operations of Prism. On October 2, 2000, the Prism Board of Directors voted to cease operations and pursue the immediate sale of Prism's assets. The Debtors intend to conclude the liquidation of Prism's assets as soon as practicable after the Effective Date. Approximately 35 of the 51 Debtors in these chapter 11 cases are Prism-related affiliates of Comdisco.

         5.      Employees

         As of the Petition Date, the Company employed approximately 2,100 full-time domestic employees. Since this time, as part of an effort to reduce costs and consolidate operations, and as a result of the sale of various of the Debtors' businesses, the Company has reduced its work force significantly. In November 2001, the Company's work force was reduced, in part as a result of the sale of Availability Solutions, to approximately 920 employees. In addition, from October 2001 to January 2002, the Company reduced its work force by approximately 190 domestic employees to 730 domestic employees. The Company expects to employ approximately 500 domestic employees upon emergence from these Chapter 11 Cases.

         6. Prepetition Financial Results

                                                 Comdisco, Inc. and Subsidiaries
                                                   Consolidated Balance Sheets
                                                      (dollars in millions)


                                                                    June 30,              September 30,          September 30,
                                                                      2001                     2000                   1999
                                                             ---------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                       $           473    $                 315    $                  361
Cash-legally restricted                                                      69                       54                        46
Receivables, net                                                            702                    1,126                       735
Inventory of equipment                                                       98                      127                       115
Leased assets:
  Direct financing and sales-type                                         1,881                    2,316                     2,107
  Operating (net of accumulated depreciation)                             2,507                    2,956                     3,516
                                                             ---------------------------------------------------------------------
      Net leased assets                                                   4,388                    5,272                     5,623
Property, plant and equipment, net                                           60                       89                       229
Equity securities                                                           182                      899                       252
Net assets of discontinued operation held for sale                          559                      491                         -
Other assets                                                                259                      324                       446
                                                             ---------------------------------------------------------------------
             Total Assets                                       $         6,790    $               8,697    $                7,807
                                                             =====================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Term notes payable                                              $           495    $                 695    $                  550
Discounted lease rentals                                                  1,050                      794                       515
Accounts payable                                                            140                      182                       263
Notes payable                                                             1,161                    1,314                       820
Senior debt                                                               2,760                    3,452                     3,686
Other liabilities                                                           541                      631                       531
Income taxes                                                                 69                      415                       382
                                                             ---------------------------------------------------------------------
Total Current Liabilities                                                 6,216                    7,483                     6,747
                                                             ---------------------------------------------------------------------

Stockholders' equity:
  Common Stock                                                               22                       23                        22
  Additional paid-in capital                                                365                      360                       302
  Accumulated other comprehensive income (loss)                            (108)                     317                        58
  Retained earnings                                                         914                    1,051                     1,134
                                                             ---------------------------------------------------------------------
                                                                          1,193                    1,751                     1,516
  Common Stock held in treasury, at cost                                   (619)                    (537)                     (456)
                                                             ---------------------------------------------------------------------
Total Stockholders Equity                                                   574                    1,214                     1,060
                                                             ---------------------------------------------------------------------
             Total Liabilities and Stockholders Equity          $         6,790    $               8,697    $                7,807
                                                             =====================================================================


                                                 Comdisco, Inc. and Subsidiaries
                                           Consolidated Statements of Earnings (Losses)
                                           (dollars in millions except per share data)


                                                                     June 30,                September 30,          September
                                                                       2001                       2000              30, 1999
                                                            ----------------------------------------------------------------------
                                                                 (nine months            (fiscal year)           (fiscal year)
                                                                     ended)
         Revenue
Leasing
   Operating                                                  $              1,158    $             1,700    $               1,938
   Direct financing                                                            131                    178                      162
   Sales-type                                                                  104                    381                      543
                                                            ----------------------------------------------------------------------
      Total leasing                                                          1,393                  2,259                    2,643

Equipment sales                                                                241                    440                      891
Technology services                                                            112                    126                       78
Other                                                                          451                    531                      122
                                                            ----------------------------------------------------------------------
     Total revenue                                                           2,197                  3,356                    3,734
                                                            ----------------------------------------------------------------------

         Costs and expenses
Leasing
   Operating                                                                   918                  1,368                    1,563
   Sales-type                                                                   71                    285                      406
                                                            ----------------------------------------------------------------------
      Total leasing                                                            989                  1,653                    1,969

Equipment sales                                                                199                    358                      846
Technology services                                                            106                    122                       71
Selling, general and administrative                                            734                    532                      326
Interest                                                                       315                    354                      337
Other                                                                                                                          120
                                                            ----------------------------------------------------------------------
   Total costs and expenses                                                  2,343                  3,019                    3,669
                                                            ----------------------------------------------------------------------

Earnings (loss) from continuing operations before
   income taxes (benefit)                                                     (146)                   337                       65
Income taxes (benefit)                                                         (52)                   121                       23
                                                            ----------------------------------------------------------------------
Earnings (loss) from continuing operations                                     (94)                   216                       42
Earnings (loss) from discontinued operations, net of tax                       (38)                  (283)                       6
                                                            ----------------------------------------------------------------------
Earnings (loss) before cumulative effect of change in
   accounting principle                                                       (132)                   (67)                      48
Cumulative effect of change in accounting principle                              2                      -                        -
                                                            ----------------------------------------------------------------------
   Net earnings (loss)                                        $               (130)   $               (67)   $                  48
                                                            ======================================================================

              IV. PREPETITION CAPITAL STRUCTURE OF THE DEBTORS

         Prior to the Petition Date, Comdisco's liquidity depended primarily on cash provided from its operations and on access to capital markets, specifically medium-term and senior notes, commercial paper and bank lines of credit. The bank lines of credit were intended, in part, to insure Comdisco's ability to retire its commercial paper. In April 2001, in order to retire its outstanding commercial paper, Comdisco drew down on its remaining lines of credit.

A.       Prepetition Credit Facilities:

         1. 364 Day Global Credit Agreement

         On December 5, 2000, Comdisco entered into a Credit Agreement (as amended, supplemented, restated or otherwise modified, the "364 Day Global Credit Agreement"), by and among Comdisco, the financial institutions party thereto as "Banks," Bank of America, N.A., as "Syndication Agent," Bank One, N.A., as "Documentation Agent," Banc of America Securities LLC and Salomon Smith Barney Inc., as "Lead Arrangers" and Citibank, N.A., as "Administrative Agent." The 364 Day Global Credit Agreement provided Comdisco with a total unsecured revolving facility of $275,000,000 and had a maturity date of December 3, 2001. This facility permitted Comdisco to borrow in U.S. dollars on a revolving credit basis.

         On April 3, 2001, Comdisco drew the full $275,000,000 available under this facility. As of the Petition Date, Comdisco was indebted to the lenders under the 364 Day Global Credit Agreement in the principal amount of approximately $275,000,000, plus accrued interest and applicable costs, expenses, and fees.

         2.   Multi-year Global Credit Agreement

         On December 16, 1996, Comdisco entered into that certain Fifth Amended and Restated Global Credit Agreement (as amended, supplemented, restated or otherwise modified, the "Multi-year Global Credit Agreement") by and among Comdisco, the subsidiaries of Comdisco party thereto as "Multicurrency Borrowers," the financial institutions party thereto as "Banks," the financial institutions party thereto as "Tranche Agents," Bank of America, N.A. (formerly known as NationsBank, N.A.) as "Syndication Agent," and Citibank, N.A., as "Administrative Agent." The Multi-year Global Credit Agreement provided Comdisco and the Multicurrency Borrowers with a total unsecured revolving facility of $275,000,000 and had a maturity date of December 12, 2002. This facility permitted Comdisco and the Multicurrency Borrowers to borrow in U.S. dollars, certain European currencies (for eligible European subsidiaries) and certain Asian currencies (for eligible Asian subsidiaries) on a revolving credit basis. Tranche A of the facility permitted U.S. dollar and European currency borrowings, and Tranche B of the facility permitted U.S. dollar and Asian currency borrowings. Comdisco guaranteed the obligations of the Multicurrency Borrowers under the facility. Several non-debtor subsidiaries of Comdisco currently have loans outstanding under this facility.

         On April 3, 2001, Comdisco drew the $155,000,000 remaining available under this facility. As of the Petition Date, Comdisco was indebted to the lenders under Tranche A of the Multi-year Global Credit Agreement in the principal amount of approximately $155,000,000, plus accrued interest and applicable costs, expenses, and fees. In addition, Comdisco had guaranteed outstanding borrowings of non-debtor Multicurrency Borrowers under Tranche B in the principal amount of approximately $82,000,000, plus accrued interest and applicable costs, expenses, and fees. Approximately $12,000,000 of this Tranche B borrowing has been set off by the lenders since the Petition Date.

         3.   364 Day Multi-Option Credit Agreement

         Comdisco is a party to that certain Facility Agreement, dated December 20, 2000 (as amended, supplemented, restated or otherwise modified, the "364 Day Multi-Option Credit Agreement"), between Comdisco, The Royal Bank of Scotland PLC, as "Arranger," Credit Lyonnais, Deutsche Bank, A.G. and UBS AG as "Co-Agents," the financial institutions party thereto as "Banks," National Westminster Bank PLC, as "Facility Agent," and National Westminster Bank PLC as "Swingline Agent." The 364 Day Multi-Option Credit Agreement provided Comdisco (and certain permitted additional borrowers) with a total unsecured revolving facility of $250,000,000 and had a maturity date of December 19, 2001. This facility permitted Comdisco to borrow in U.S. dollars on a revolving credit basis, and provided for U.S. dollar swingline loans up to the full amount available under the facility. The facility also provides for revolving loans in other currencies that are freely transferable into U.S. dollars. Comdisco guaranteed the obligations of any additional borrowers under the facility. No other entity currently has loans outstanding under this facility.

         On April 3, 2001, Comdisco drew the full $250,000,000 available under this facility. As of the Petition Date, Comdisco was indebted to the lenders under the 364 Day Multi-Option Credit Agreement in the principal amount of approximately $250,000,000, plus accrued interest and applicable costs, expenses, and fees.

         4.   Multi-year Multi-Option Facility

         Comdisco is a party to that certain Facility Agreement, dated June 4, 1991 (as amended, supplemented, restated or otherwise modified, the "Multi-year Multi-Option Facility"), between Comdisco, National Westminster Bank PLC, as "Arranger," the financial institutions party thereto as "Banks," National Westminster Bank PLC, as "Facility Agent" and "Tender Panel Agent," National Westminster Bank PLC, as "Swingline Agent," and Barclays Bank PLC, as "Letter of Credit Agent."

         The Multi-year Multi-Option Credit Agreement provided Comdisco (and certain permitted additional borrowers) with a total unsecured revolving facility of $275,000,000 and had a maturity date of December 31, 2002. This facility permitted Comdisco (or a permitted additional borrower) to borrow on a revolving credit basis through various facilities, including: a committed multicurrency underwritten advance facility; an uncommitted multicurrency advance facility; an uncommitted sterling bankers' acceptance facility; and a committed U.S. dollar swingline advance facility. The facility also provided for multicurrency loans in U.S. dollars, or in currencies that are freely transferable into U.S. dollars. Comdisco guaranteed the obligations of any additional borrowers under the facility. Several non-debtor subsidiaries of Comdisco currently have loans outstanding under this facility.

         On April 3, 2001, Comdisco drew the $200,000,000 available under this facility. As of the Petition Date, Comdisco was indebted to the lenders under the Multi-year Multi-Option Credit Agreement in the principal amount of approximately $200,000,000, plus accrued interest and applicable costs, expenses, and fees. In addition, Comdisco had guaranteed outstanding borrowings of non-debtor additional borrowers in the principal amount of approximately $66,000,000, plus accrued interest and applicable costs, expenses, and fees.

B.       Senior and Medium Term Notes

         The Debtors are parties to a number of indentures pursuant to which the Debtors issued various senior and medium term notes. The indentures governing the Debtors' medium term and other senior notes are:
(a) Indenture, dated September 15, 1999, between Comdisco and SunTrust Bank, as trustee; (b) Indenture, dated as of December 15, 1998, between Comdisco and The Fuji Bank and Trust Company; (c) Indenture, dated as of December 1, 1995, between Comdisco and Yasuda Bank and Trust Company (U.S.A.); and (d) the Indenture dated as of March 1, 1988, between Comdisco and Manufacturers Hanover Trust Company (Chase) (each as amended, supplemented, restated or otherwise modified, an "Indenture" and, collectively, the "Indentures"). The current principal outstanding under the senior and medium term notes issued under the Indentures is approximately $2.6 billion.

         Senior notes include the following as of September 30, 2001 (amounts in millions):

Notes                                                              Principal
-----                                                              ---------
6.130% Senior Notes (MOPPRS) due 2001                                    267
(Yasuda)
6.375% Senior Notes due 2002 (Yasuda)                                    250
6.000% Senior Notes due 2002 (Fuji)                                      345
5.950% Senior Notes due 2002 (Fuji)                                      345
7.250% Senior Notes due 2002 (Fuji)                                      257
6.125% Senior Notes due 2003 (Yasuda)                                    194
9.500% Senior Notes due 2003 (SunTrust)                                  476
                      Total senior notes                       $       2,134
                                                               =============



         During fiscal 2001, approximately $267 million of Comdisco's Mandatory Par Put Remarketable Securities-type senior debentures (MOPPRS) were called. The call was stayed as a result of the Filing. Included in accrued interest is $10 million associated with the call.

         The medium term notes are comprised of the following (amounts in millions):


Notes                                                                Principal
-----                                                                ---------
6.850% Series H Senior Medium-Term Notes                       $          25.0
(Fuji)
7.230% Series H Senior Medium-Term Notes                                  62.5
(Fuji)
7.250% Series H Senior Medium-Term Notes                                 100.0
(Fuji)
Floating Rate Series H Senior Medium-Term                                 30.0
Notes (Fuji)
7.750% Series H Senior Medium-Term Notes                                  47.5
(Fuji)
7.620% Series H Senior Medium-Term Notes                                  25.0
(Fuji)
6.620% Series E Medium-Term Notes (Yasuda)                                25.0
6.290% Series G Medium-Term Notes (Yasuda)                                 4.8
6.650% Series G Medium-Term Notes (Yasuda)                               106.0
6.200% Series G Medium-Term Notes (Yasuda)                                20.0
6.340% Series G Medium-Term Notes (Yasuda)                                19.0
9.500% Series B Medium-Term Notes (Chase)                                 15.0
9.950% Series B Medium-Term Notes (Chase)                                 25.0
                                                               ----------------
                   Total Medium-Term notes                     $         504.8
                                                               ===============

         Approximately $218 million of the medium term notes referenced above were scheduled to mature at various dates in fiscal 2001 subsequent to the Petition Date.


C.    Secured Receivable Financing

         1.     Mellon/Three Rivers Facility

         Comdisco is a party to that certain Loan and Servicing Agreement, dated as of April 1, 2000 (as amended, supplemented, restated or otherwise modified, the "Mellon/Three Rivers Facility"), among CDO Capital, L.L.C., CDO RM, Inc., Comdisco and Three Rivers Funding Corporation.

         The Mellon/Three Rivers Facility provided Comdisco and its subsidiaries with a receivables-backed commercial paper facility of up to $200,000,000. Under this facility, CDO Capital L.L.C., a non-Debtor, is the borrower, and Comdisco guarantees interest payments only. The Mellon/Three Rivers Facility is secured by certain portfolio assets of CDO Capital L.L.C., consisting of lease receivables and related assets. The Mellon/Three Rivers Facility has a termination date of April 15, 2003, although the facility is currently being run off, with borrowings being paid by proceeds of applicable receivables as they are received. As of the petition date, the principal outstanding under this facility which is owed by CDO Capital L.L.C. was approximately $164,000,000.

         2.   NatWest/TAGS Facility

         Comdisco is a party to that certain Loan and Servicing Agreement, dated as of July 11, 1995 (as amended, supplemented, restated or otherwise modified, the "NatWest/TAGS Facility"), among CDO Capital, L.L.C., CDO RM, Inc., Comdisco and Thames Asset Global Securitization No. 1, Inc. ("Thames").

         The NatWest/TAGS Facility provided Comdisco and its subsidiaries with a receivables-backed commercial paper facility of up to $550,000,000. Under this facility, CDO Capital L.L.C., a non-Debtor, is the borrower, and Comdisco guarantees interest payments only. The NatWest/TAGS Facility is secured by certain portfolio assets of CDO Capital L.L.C., consisting of lease receivables and related assets. This facility expired on April 14, 2001 and is currently in a run off period, with borrowings being paid by proceeds of applicable receivables as they are received. As of the petition date, the principal outstanding under this facility which was owed by CDO Capital L.L.C. was approximately $330,000,000.

D.    Discounted Lease Receivables

         The Company utilizes its lease rentals receivable and underlying equipment in leasing transactions as collateral to borrow from financial institutions at fixed rates on a nonrecourse basis. In return for this secured interest, the Company receives a discounted cash payment. In the event of a default by a lessee, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the Company. Proceeds from discounting are recorded on the balance sheet as discounted lease rentals; as lessees make payments to financial institutions, lease revenue (i.e., interest income on direct financing and sales-type leases and rental revenue on operating leases) and interest expense are recorded.

         Future minimum lease payments and interest expense on leases that have been discounted as of September 30, 2001, are as follows (in millions):

--------------------------  ---------------------------  --------------------   ----------------------
Year ending September 30,   Rental to be received by     Discounted Lease          Interest Expense
                            Financial Institutions       Rentals
--------------------------- ---------------------------  ---------------------  ----------------------
2002                                           $536                   $486                       $50
2003                                           $365                   $344                       $21
2004                                           $118                   $113                        $5
2005                                            $19                    $18                        $1
2006                                             $3                     $3                        $0
Total:                                       $1,041                   $964                       $77


After the Effective Date, the Reorganized Debtors intend to continue making required payments under the discount lease receivables as they come due in the ordinary course of business; provided, however, if the Reorganized Debtors sell the lease or equipment underlying a discount lease receivable, the Reorganized Debtors will either pay the remaining amount owed under such discount lease receivable or assign such obligation to the purchaser of the underlying lease or receivable.


                    V. CORPORATE STRUCTURE OF THE DEBTORS

A.    Current Corporate Structure

         Comdisco, Inc., as the parent, and fifty of its fifty-five domestic subsidiaries are Debtors in this jointly administered chapter 11. Of the fifty subsidiaries, fifteen comprise the Comdisco Debtors and thirty-five are the Prism Debtors from the discontinued Prism Communications Services, Inc. business. See Appendix B-1.

B.   Boards of Directors

         The following persons comprise the Boards of Directors of Comdisco:

Name                                         Position
----                                         --------
Norman P. Blake                              Chairman of the Board and Chief
                                             Executive Officer
Keith Hartley                                Director
Harry M. Jansen Kraemer, Jr.                 Director
Rick Kash                                    Director
Carolyn L. Murphy                            Director
Nicholas K. Pontikes                         Director
William N. Pontikes                          Director
Thomas H. Patrick                            Director
James F. Voelker                             Director

         In December, 2000, Nicholas K. Pontikes, who had served as President and Chief Executive Officer of the Company since January, 1999, resigned from these positions. Philip A. Hewes, who had served as Senior Vice President of the Company since 1992, was elected President and Chief Executive Officer of the Company in December, 2000 and served in that capacity until February, 2001. Norman P. Blake became Chairman of the Board, President and Chief Executive Officer of the Company in February, 2001.

         In June, 2001, Jeremiah M. Fitzgerald, Senior Vice President, Chief Legal Officer and Secretary, retired. Subsequently, also in June, 2001, Robert E. T. Lackey was appointed to the positions of Senior Vice President, Chief Legal Officer and Secretary of the Company.

         In July, 2001, John Vosicky, who had served as Executive Vice President and Chief Financial Officer of the Company since 1994, David Keenan who had served as Senior Vice President of the Company and Controller since January, 1997 and Edward A. Pacewicz who had served as Vice President and Treasurer of the Company since 1995, resigned from those positions.

         In July, 2001, Michael A. Fazio became Executive Vice President and Chief Financial Officer of the Company, and in September, 2001, Mr. Fazio was named President and Chief Operating Officer of the Company. Ronald C. Mishler was hired as Senior Vice President and Treasurer in July 2001 and was promoted in September 2001 to Senior Vice President and Chief Financial Officer of the Company.

         In August, 2001, the Bankruptcy Court approved written executive employment agreements with Messrs. Blake and Fazio. On February 19, 2002, Mr. Fazio left his employment with the Company. In April 2002, Mr. Fazio tendered his resignation as a director and filed a claim for payment of alleged severance and other alleged contractual obligations against the Company. The Company is evaluating its alternatives with respect to such action.

                     VI. EVENTS LEADING TO COMMENCEMENT
                           OF THE CHAPTER 11 CASES

         As stated above, Comdisco, founded in 1969 and incorporated in Delaware in 1971, originally focused primarily on the procurement and placement of new and used computer equipment, principally mainframe and related peripherals. As this strategy developed, Comdisco's leasing business soon became a formidable competitor in the marketplace. Gradually, Comdisco broadened its market breadth and began offering various technology services to its customers worldwide to help maximize their technology functionality, predictability and availability. These services ultimately evolved into the Debtors' Availability Solutions business. In addition, in an effort to synergize the Company's familiarity with the high-technology market and the highly lucrative capital markets, Comdisco elected to pursue venture investing. This strategy was executed by Comdisco personnel, which group is frequently referred to as "Comdisco Ventures." In addition, in February 1999, Comdisco purchased Prism to leverage its Internet and telecommunications experience. Due to certain significant transactions and Comdisco's and its affiliates' liquidity problems, the Debtors were forced to file for chapter 11 bankruptcy protection on July 16, 2001.

A.    Significant Transactions, Liquidity Problems and the Debtors'
      Capital Structure

         1.    Prism

         One of the principal events leading to the filing of the Chapter 11 Cases was the purchase of Prism. In February 1999, Comdisco acquired Prism, a provider of dedicated high-speed connectivity, for a cash purchase price of approximately $53 million. From the date of acquisition through September 30, 2000, Comdisco provided Prism with cash in excess of $500 million for the expansion of its network and for its operating costs. As a result, in part, of the problems prevalent throughout the telecommunications industry, such as lack of provisioning and the significant valuation changes the telecommunications marketplace experienced, Prism was not able to reach profitability. Prism's operations through September 2000 resulted in significant cash losses. Therefore, on October 1, 2000, Comdisco's Board of Directors voted to cease funding the ongoing operations of Prism and pursue the immediate sale of Prism's assets. Comdisco's wind-down of Prism has continued since that time, and the Debtors expect to complete this process in 2003. Approximately 35 of the 51 Debtors in the Chapter 11 Cases are Prism-related affiliates of Comdisco.

         2.  Comdisco Ventures

         Another factor leading to the commencement of these Chapter 11 Cases was the performance of the Ventures group. Comdisco Ventures provides venture leases, venture debt and direct equity financing to privately held venture capital-backed companies. The existing venture leases, venture debt and equity portfolio are diversified across many sectors, including networking, optical networking, software, communications, Internet-based and other industries. The principal markets for this segment are the high-tech regions of California and Massachusetts.

         The venture leases, venture debt and direct equity financing provided by Comdisco Ventures to venture capital-backed companies in the technology and Internet-based industries are, by their nature, high risk. During the twenty-four month period ended September 30, 2000, Comdisco Ventures invested approximately $1.8 billion in approximately 500 companies. The net revenue of Comdisco Ventures for fiscal 2000 was $673 million. However, during the first and second calendar quarter of 2001, a market downturn in the technology and Internet-based sectors resulted in a substantial decrease in the revenues of Comdisco Ventures. As a result, the group had a pretax loss of $39 million for the nine months ended June 30, 2001, compared to the pretax earnings of $178 million for the nine month period ended June 30, 2000. These market conditions have continued to deteriorate through the first calendar quarter of 2002.

         3.       Liquidity Problems

         As a result, in part, of the losses associated with Prism and Comdisco Ventures, the Debtors' cash reserves, overall financial performance and financial condition were negatively impacted. Due, in part, to the erosion of Comdisco Ventures' business and the losses associated with Prism, the Company's debt rating was downgraded below investment grade and the Company lost access to the commercial paper market. In order to retire commercial paper obligations and other scheduled debt maturities and to finance operations, Comdisco borrowed the remaining availability under the prepetition credit agreements, approximately $880 million, in April, 2001.

         4.       Capital Structure

         Another fundamental challenge faced by the Debtors is the tenor of their debt structure, which, as discussed above, involves relatively short-term debt maturities over the next several years and longer-term lease and financing obligations associated with their principal business products. Accordingly, although the Debtors' operations generally generated sufficient cash to meet their working capital needs, without access to the commercial paper market, the Debtors could not generate sufficient cash to retire all of the debt maturities scheduled to be repaid during 2001 and 2002.

B.       Prepetition Restructuring Efforts

         As a result of these challenges, in early 2001, shortly after the arrival of the Debtors' new chief executive officer, Norman P. Blake, Jr., the Debtors began a strategic review of each of their operations. To assist in that regard, the Debtors utilized the investment banking services of Goldman Sachs & Co. ("GSC") and the management consulting services of McKinsey & Co. ("McKinsey") to evaluate strategic alternatives, including the business initiatives, capital restructurings and/or the sale of all or a portion of the Debtors' businesses.

         The Debtors, as a result of this process, decided to explore opportunities to sell the Debtors' businesses as a whole. In seeking potential buyers for the Company as a whole, GSC recommended several parties that, based on those companies' strategic fit and financial characteristics, would have an interest and the financial wherewithal to consummate a transaction of this magnitude. After conducting due diligence, the Debtors only received expressions of interest for portions of the Debtors' businesses. Therefore, the Debtors determined to maximize value through the separate sale of various business segments. Those sales, however, were not capable of being consummated quickly enough to provide the Debtors with sufficient liquidity to fulfill their immediate financial obligations and finance operations.

         As mentioned, in order to retire certain financial obligations and to finance operations, Comdisco drew down the remaining availability, approximately $880 million, under the prepetition credit agreements in April, 2001. Therefore, despite the Debtors' efforts, the combination of events and factors detailed above, among other things, placed certain debt obligations of the Debtors at risk of default and placed the Debtors and their properties at risk of remedial action by creditors.

C.       Commencement of the Chapter 11 Cases

         As a result of these events, Comdisco on July 15, 2001 concluded that the commencement of the Chapter 11 Cases was in the best interests of all stakeholders to protect the Estates from the risk of remedial action by certain creditors and because it would be difficult, outside of reorganization proceedings, for Comdisco and its affiliated Debtors to withstand the downturn in the economic environment that is now occurring. Additionally, Comdisco sought the benefit of orderly asset sales under a process supervised by the Bankruptcy Court. Comdisco also believed that the commencement of the Chapter 11 Cases for the Debtors would enable the Company to move forward with a refocused strategic plan, while restructuring its burdensome debt load. Thus, on July 16, 2001 (the "Petition Date"), Comdisco and each of the fifty Affiliate Debtors filed a voluntary petition in the Bankruptcy Court for reorganization relief under chapter 11 of the Bankruptcy Code.

         Simultaneously, the Debtors' strategic review continued on a parallel track, pursuing the sale of the Availability Solutions business and evaluating the potential sale of the various Leasing businesses. Accordingly, on the Petition Date, Comdisco announced the sale of the Availability Solutions business and the evaluation of the potential sale of one or more of the Leasing business units. As discussed in more detail below, pursuant to a competitive auction, the Debtors on November 15, 2001 sold the Availability Solutions business to SunGard Data Systems, Inc. ("SunGard") for approximately $825 million plus a $10 million working capital adjustment.

         In connection with the Debtors' Leasing business units, at the conclusion of the evaluative auction process, the Debtors accepted the bid of GE Capital for approximately $665 million, including the assumption of approximately $258 million of secured debt, for the purchase of certain assets of the Electronics and Laboratory and Scientific Leasing verticals. The Bankruptcy Court approved this sale on January 24, 2002. On April 24, 2002, the Debtors and GE Capital completed a first closing on the sale of approximately $794 million of assets, or approximately 81% of the Debtors' Electronics and Laboratory and Scientific net leased assets at March 31, 2002. The Debtors received approximately $548 million for the sale of these assets, including the assumption of approximately $258 million of related secured debt. On May 31, 2002, the Debtors and GE Capital completed a second closing on the sale of Electronics and Laboratory and Scientific assets, for which the Debtors received an additional approximately $24 million, including the assumption of approximately $5 million of related secured debt. These transactions with GE Capital are subject to customary, post-closing adjustments of the purchase price. In addition, the Debtors determined to sell their IT Cap Services business to T-Systems, Inc. for approximately $6.8 million dollars. This sale was approved by the Bankruptcy Court on February 14, 2002 and the sale closed on February 28, 2002. In addition, on April 3, 2002, the Debtors signed an agreement to sell the domestic assets of the Healthcare vertical to GE Capital for approximately $165 million, including the assumption of approximately $45 million of secured debt. On May 31, 2002, the Debtors and GE Capital completed a first closing on the sale of the Healthcare assets. The Debtors received approximately $117 million for the sale of these assets, including the assumption of approximately $46 million of related secured debt and other liabilities. A second closing at which additional assets of the Healthcare vertical will be sold to GE Capital is expected to occur by June 30, 2002. The Healthcare transaction is also subject to a customary, post-closing adjustment of the purchase price.

         The summaries set forth above with respect to certain transactions and events are based upon the Debtors' analysis of such transactions and events. No such description, or others set forth in this Disclosure Statement, shall be admissible against any party, including the Debtors, in any pending or subsequent proceeding, and do not constitute admissions or adoptions of such statements by any party, including the Debtors.

                          XII. THE CHAPTER 11 CASES

A.       Continuation of Business; Stay of Litigation

         On the Petition Date, Comdisco and fifty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued to operate as debtors-in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions out of the ordinary course of business requiring Bankruptcy Court approval.

         An immediate effect of the filing of the Debtors' bankruptcy petitions was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors, and the continuation of litigation against the Debtors. This relief provided the Debtors with the "breathing room" necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

B.      Summary of Certain Relief Obtained at the Outset of the Chapter 11 Cases

        1.  First Day Orders

         On July 16, 2001, the Debtors filed several motions seeking the relief provided by certain so-called "first day orders." First day orders are intended to facilitate the transition between a debtor's prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court.

         The first day orders in the Chapter 11 Cases authorized, among other things:

         o the retention of the following professionals to serve on behalf of the Debtors: Skadden, Arps, Slate, Meagher & Flom (Illinois) and its affiliated law practice entities as restructuring counsel; Goldman, Sachs & Co. as mergers and acquisitions advisor; McKinsey & Company as management consultant; Piper Marbury Rudnick & Wolf LLP as special counsel; Rockwood Gemini Advisors as real estate consultant; Bingham Dana LLP as international counsel; Arthur Andersen LLP as financial advisor; and Logan & Company, Inc. as claims and noticing agent; as has been widely reported, Arthur Andersen has been undergoing a large scale restructuring and many employees, including those working on these Chapter 11 Cases, have left the firm and the services formerly being provided by Arthur Andersen are currently being provided by Huron Consulting Group LLC and KPMG LLP, both of whom the Debtors have recently sought to retain in these Chapter 11 Cases, where the majority of the former Arthur Andersen employees are now employed.

         o the continued retention of professionals regularly employed by the Debtors in the ordinary course of their business;

         o the maintenance of the Debtors' bank accounts and operation of their cash management systems substantially as such systems existed prior to the Petition Date;

         o the payment of employees' accrued prepetition wages and employee benefit claims;

         o the payment of certain prepetition commitments or the sale or lease of assets in the ordinary course of business and the ability to manage existing loan portfolios;

         o       the rejection of certain unexpired real property leases;

         o the payment of certain prepetition obligations to customers and the continuation of customer programs and practices;

         o the continuation of utility services during the pendency of the Chapter 11 Cases;

         o       the payment of certain prepetition tax claims; and

         o the joint administration of each of the Debtors' bankruptcy cases.

         2.    Appointment of Creditors' Committee and Equity Committee

         On July 24, 2001, the Office of the United States Trustee for the Northern District of Illinois (Eastern Division) ("United States Trustee") appointed an Official Committee of Unsecured Creditors (the "Creditors' Committee") pursuant to section 1102 of the Bankruptcy Code to represent the interests of all unsecured creditors in this case. The following creditors were selected from the unsecured creditors who were willing to serve as members of the Creditors Committee: (i) Wells Fargo Bank Minnesota, N.A.,
(ii) Mizuho Trust & Banking (USA), (iii) Fidelity Investments Money Management, Inc. (iv) Prudential Investments Management, Inc., (v) Bank of America, N.A., (vi) Citibank, N.A., (vii) Royal Bank of Scotland Group,
(viii) Verizon and (ix) Credit Lyonnais.

         On July 27, 2001, Fidelity Investments Money Management, Inc. resigned from the Creditors' Committee and PPM America, Inc. was appointed as a member of the Creditors' Committee. On December 10, 2001, PPM America, Inc. resigned as a member of the Creditors' Committee.

         On January 22, 2002, Prudential Investment Management, Inc. resigned from the Creditors' Committee.

         On February 28, 2002, State Street Bank and Trust Company succeeded Mizuho Bank and Trust Company as a member of the Creditors Committee.

         The Creditors' Committee is represented by Chaim J. Fortgang whose office is located in New York City. Co-Counsel to the Creditors' Committee are the law firms of Latham & Watkins of Chicago, Illinois and Gardner, Carton & Douglas of Chicago, Illinois. The Creditors' Committee's Restructuring and Accounting Advisor is Ernst & Young Corporate Finance LLC. The Creditors' Committee's Investment Banker is Lazard Freres & Co. LLC.

         On September 5, 2001, the United States Trustee appointed an Official Committee of Equity Holders (the "Equity Committee") pursuant to section 1102 of the Bankruptcy Code to represent the interests of all equity holders in this case. The following equity holders were selected to serve as members of the Equity Committee: (i) David J. Greene & Co., LLC; (ii) Glenview Capital Management; (3) Redwood Asset Management; (iv) Talon Asset Management; and (v) Pontikes' Family Trusts. In September 2001, the Pontikes' Family Trusts resigned its position as a member of the Equity Committee.

         The Equity Committee is represented by Edward S. Weisfelner of Brown Rudnick Berlack Israels, LLP in New York, New York. Co-Counsel to the Equity Committee is the law firm of Bell, Boyd & Lloyd, LLP of Chicago, Illinois. The Equity Committee's Financial Advisor is Chanin Capital Partners.

C.      Post-Petition Financing

         On July 16, 2001, the Debtors obtained authority from the Bankruptcy Court to enter into the Secured Super-Priority Debtor-in-Possession Revolving Credit Agreement (the "DIP Facility") with Citibank, N.A., as agent, The Chase Manhattan Bank, as syndication agent, Heller Financial, Inc., as documentation agent, and Salomon Smith Barney and J.P. Morgan Securities, Inc., as joint lead arrangers and joint book runners, under which the lender parties to the agreement agreed to provide financing to the Debtors in an amount up to $600 million, subject to borrowing base and other limitations. The order approving the DIP Facility was entered on an interim basis on July 16, 2001 and, after reducing the amount available under the DIP Facility to $450 million, a final order with respect thereto was entered on August 23, 2001.

         The Debtors sought approval of the DIP Facility to insure the necessary liquidity during the sale process. The funds available under the DIP Facility provided comfort to vendors and resulted in the Debtors generally being able to obtain goods and services on the same terms as prior to filing these Chapter 11 Cases. The DIP Facility also provided the necessary security to the Debtors' customers so that they would continue to do business with the Debtors thereby minimizing the harm to the Debtors' businesses as potential sales were pursued.

         After the Debtors closed the sale of the Availability Solutions business for approximately $835 million including working capital adjustment, the Debtors no longer needed the liquidity provided by the DIP Facility. Therefore, as of January 25, 2002, Comdisco entered into Amendment No. 6 to Credit Agreement (the "Amendment") with the Subsidiary Guarantors, Lenders, Issuers and Citibank (the terms "Subsidiary Guarantors," "Lenders," "Issuers" and "Citibank" shall have the meaning ascribed to them in the Amendment) which terminated the commitment under the DIP Facility and terminated the DIP Facility between all parties with the exception of Citibank, as both Lender and Administrative Agent, and Comdisco. The DIP Facility was terminated in all respects on March 21, 2002.

D.       Other Material Relief Obtained During the Chapter 11 Cases

         1. Paying Certain Prepetition Commitments and Honoring Loan Obligations

         The Debtors requested entry of an order authorizing the Debtors, in their sole discretion, to (a) honor certain prepetition commitments in the ordinary course of business, (b) sell, lease or otherwise dispose of certain assets in the ordinary course of business, and (c) manage their loan portfolio in the ordinary course of business. Entry of this order was necessary to preserve the Debtors' ability to run their business in the ordinary course without the disruption resulting from the chapter 11 filings, thereby maximizing the value of the estate.

            a. Honoring Prepetition Commitments

         The Debtors obtained authority to honor certain prepetition commitments including (i) commitments essential to the continued operations of the Debtors' Leasing business; (ii) commitments for services for which customers already have paid the Debtors; (iii) commitments relating to goods sold by the Debtors on consignment; (iv) commitments to make contributions to investment funds; and (v) commitments related to certain securitization agreements. The Debtors believed that it was essential that they honor these prepetition commitments in order to preserve and maximize the value of their assets for the benefit of their estates and creditors.

            b. Sale or Lease of Assets

         The Debtors, in the ordinary course of their Leasing business, sell, lease and otherwise dispose of equipment and related assets. In addition, the Debtors, during the term of many leases, reconstitute the leases, extending the maturity and modifying other lease terms. Notwithstanding that all of the Debtors' activities relating to the sale and lease of the assets are in the ordinary course of the Debtors' business, in the event that potential purchasers or lessees asserted that the Debtors needed a court order for such transactions, and to insure that the Debtors' efforts to conduct their business in the ordinary course were not impaired, the Debtors requested a court order affirming their ability to operate their Leasing business, including transferring, selling or leasing equipment, in the ordinary course of business, without any additional notice or hearing.

            c. Authority to Manage Loan Portfolio

         The Debtors' Ventures group, in exchange for financing it provided prior to the Petition Date to certain technology and Internet-based start-up companies, received warrants and other equity rights to purchase a set amount of the borrower's stock. As a result, the Debtors have equity rights and interests in approximately 470 companies. Because of the equity component of the financing provided by the Ventures group, the Debtors' portfolio management includes: (i) exercising warrants and equity rights and paying the related exercise prices; (ii) selling stock of the portfolio companies; (iii) selling section 144 restricted securities or private placements; (iv) converting debentures into equity; and (v) restructuring or returning warrants. In addition, to maximize the value of the loan portfolio, the Debtors often modify the terms of the loans.

         These activities were in the ordinary course of the Debtors' business, but, out of an abundance of caution, the Debtors requested entry of an order affirming the Debtors' ability to engage in such managing activities.

         2.  Sale of Businesses

         In connection with filing these Chapter 11 Cases, the Debtors determined it was necessary to sell the Availability Solutions business as soon as practicable because of the higher sensitivity of this business to the Debtors' financial condition. The Debtors believed that if this business was not sold quickly, there would be a substantial deterioration in value. The Debtors also determined to conduct an evaluative bidding process to determine whether to sell or retain the various segments of the Leasing business.

            a. Sale of Availability Solutions

         As a result of this review, the Company announced as part of the filing of the Chapter 11 Cases that it had reached agreement to sell its Availability Solutions business to Hewlett-Packard Company ("HP") for $610 million in cash, subject to higher or otherwise better bids in the bankruptcy court auction process.

         On July 16, 2001 the Debtors filed a Motion (A) Approving (i) Bidding Procedures, (ii) the Form and Manner of Sale Notices, and (iii) Termination Payments and (B) Authorizing and Approving (i) the Sale of Certain of the Debtors' Assets Free and Clear of Liens, Claims and Encumbrances, (ii) the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases and (iii) the Assumption of Certain Liabilities (Services Division) (the "Availability Solutions Sale Motion") in which the Debtors sought authority from the Bankruptcy Court to proceed with the sale of their Availability Solutions Division to HP or the higher or otherwise better bidder. On August 9, 2001, the Court entered an order approving the bidding procedures and the form and manner of providing notice of the sale to interested parties.

         Pursuant to the bidding procedures, the Debtors set October 8, 2001 as the deadline for receiving bids, and on October 11, 2001, the Debtors held an auction for the Availability Solutions business. After the auction, the Debtors, with the support of the Statutory Committees, selected the bid of SunGard of $825 million as the highest or otherwise best bid received. Subsequently, the Department of Justice commenced a civil suit against the Debtors and SunGard seeking to enjoin the sale to SunGard. HP, with the support of the Creditors' Committee, presented an increased bid of $750 million to the Debtors, and the Debtors requested, and received, an adjournment of the sale hearing to evaluate the increased bid with the assistance of their professionals.

         Simultaneously, the Debtors defended themselves in the Department of Justice's antitrust suit. Beginning on November 7, 2001, the Bankruptcy Court commenced a three-day hearing during which the HP and SunGard bids were presented to the Bankruptcy Court for approval. At the conclusion of the hearing, on November 9, 2001, the sale of the Availability Solutions business to SunGard was approved by the Bankruptcy Court and, after the success of the resolution of the antitrust litigation, closed on November 15, 2001 for $825 million plus a $10 million working capital adjustment.

            b. Evaluation and Sales of Leasing Businesses

         In addition to the sale of its Availability Solutions business, Comdisco pursued other strategic alternatives to create value for its stakeholders, including evaluating the retention or potential sale of certain of its leasing assets to several interested buyers. The Leasing business provides leasing, asset management, equipment remarketing and equipment refurbishment services. The principal markets for this business include North America, Europe and the Pacific Rim.

         On July 20, 2001, the Debtors filed a Motion for Orders (A) Approving (i) Bidding Procedures and (ii) Form of Asset Purchase Agreement and (B) Authorizing and Approving (i) the Sale of Certain of the Debtors' Assets Free and Clear of Liens, Claims and Encumbrances, (ii) the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases and (iii) the Assumption of Certain Liabilities (Leasing Division) (the "Leasing Sale Motion"). On August 30, 2001, the Bankruptcy Court entered an order approving the bidding procedures and the form and manner of providing notice to interested parties.

         On November 15, 2001, the Debtors held an auction with respect to the Electronics Leasing vertical; in addition, on November 29 and 30, 2001, the Debtors held an auction with respect to the IT Leasing, Healthcare, Laboratory and Scientific and Telecommunications verticals. On December 21, 2001, the Debtors served notice of an amendment to the bidding procedures stating that the deadline for submitting a final bid for the sale of each segment was January 7, 2002, at 6:00 p.m. (EST).

         After receiving final bids, the Debtors selected the bid of GE Capital as the highest and best bid for their Electronics and Laboratory and Scientific verticals. Subsequently, on January 24, 2002, the Bankruptcy Court entered an order approving the sale of certain assets of the Debtors' Electronics and Laboratory and Scientific verticals to GE Capital for $665 million, including the assumption of approximately $258 million of secured debt. On April 24, 2002, the Debtors and GE Capital completed a first closing on the sale of approximately $794 million of assets, or approximately 81% of the Debtors' Electronics and Laboratory and Scientific net leased assets at March 31, 2002. The Debtors received approximately $548 million for the sale of these assets, including the assumption of approximately $258 million of related secured debt. On May 31, 2002, the Debtors and GE Capital completed a second closing on the sale of Electronics and Laboratory and Scientific assets, for which the Debtors received an additional approximately $24 million, including the assumption of approximately $5 million of related secured debt. These transactions with GE Capital are subject to customary, post-closing adjustments of the purchase price. Also, on February 14, 2002, the Court entered an order approving the sale of a subset of IT Leasing, IT Cap Services, to T-Systems, Inc. for $6.8 million. Comdisco closed this sale to T-Systems, Inc. on February 28, 2002. In addition, although the Debtors did not accept any bid from the auction for the Healthcare Leasing business, on February 28, 2002, GE Capital submitted a new bid for the purchase of the domestic assets relating to the Healthcare vertical and on April 3, 2002, the Debtors entered into an agreement to sell such assets to GE Capital for approximately $165 million, including the assumption of approximately $45 million of secured debt, which sale was approved by the Court on April 18, 2002. On May 31, 2002, the Debtors and GE Capital completed a first closing on the sale of the Healthcare assets. The Debtors received approximately $117 million for the sale of these assets, including the assumption of approximately $46 million of related secured debt and other liabilities. A second closing at which additional assets of the Healthcare vertical will be sold to GE Capital is expected to occur by June 30, 2002. The Healthcare transaction is also subject to a customary, post-closing adjustment of the purchase price.

         3. Employee Compensation Programs

         The Debtors designed employee compensation programs (the "Compensation Programs") to minimize management and other key employee turnover by providing incentives for employees, including senior management, to remain in the Debtors' employ and to maintain the value of the Debtors' estates during these proceedings. The Debtors' ability to maintain their business operations and preserve value for their estates was dependent upon the continued employment, active participation, and dedication of the employees who possess the knowledge, experience, and skills necessary to support the Debtors' businesses.

         Prior to the Petition Date, and with the assistance of the Debtors' financial advisor, the Debtors undertook a comprehensive analysis of their compensation systems and, as a result, modified certain existing plans and developed and implemented new plans designed to retain key employees. In the time that the Compensation Programs were in place prior to commencement of these Chapter 11 Cases, the Programs achieved the goals of rewarding employees who met performance-based criteria and preventing a mass exodus of employees despite the Debtors' poor financial position and media leaks of a potential bankruptcy filing. Based upon the foregoing, the Debtors' business judgment was that the Compensation Programs must remain through the Debtors' reorganization process. As a result, the Debtors sought and received authority from the Court to continue its compensation programs, which are described in greater detail below.

            a. The Retention Programs

         The Debtors instituted two programs (the "Retention Programs") designed to provide incentives for the Debtors' key employees to remain in the Debtors' employ throughout the reorganization process. These programs are known generally as the "Key Employee Retention Program" and the "Ventures Retention Program." The Programs apply to different pools of employees; thus employees were eligible to participate only in one of the Programs.

         Approximately 900 employees are eligible to participate in the Key Employee Retention Program. This Program was implemented on May 1, 2001 and will conclude on April 30, 2002. The estimated amount of payments made under this Program will be approximately $26,000, on average, per employee.

         The Ventures Retention Program is much more limited than the Key Employee Retention Program as only five key employees were eligible to participate in this Program. The Program was implemented on May 1, 2001, and will conclude on April 30, 2002, or upon confirmation of a plan of reorganization. The estimated amount of payments made under this Program will be $500,000.

            b. The Incentive Programs

         The Incentive Programs comprise complementary programs designed to provide additional compensation in accordance with certain performance-based criteria to certain employees who successfully assisted in maintaining the Debtors' businesses during the sale and reorganization process. These programs are known as the "Annual Incentive Plan," the "Key Management Incentive Plan" and the "Chairman's Discretionary Fund" (the "Fund"). The Annual Incentive Plan and the Key Management Incentive Plan (collectively, the "Plans") apply to two separate pools of employees. The Annual Incentive Plan, which is designed to focus employees on key business objectives as part of the Debtors' business plans, applies primarily to eligible salaried employees. The estimated amount of payments to be made under this Plan is $26 million.

         Approximately 50 employees are eligible to participate in the Key Management Incentive Plan. This Plan was designed to retain and reward key employees of the business units that are being sold, as well as certain staff group employees who support the business units. The Plan was implemented on May 1, 2001 and will conclude roughly twelve months later on April 30, 2002. The estimated amount of payments to be made under this Plan during these proceedings is $7,500,000.

         The Chairman's Discretionary Fund applies to any employees who work on critical projects and initiatives for the Debtors. The purpose of the Fund is to assure that bonus funds are available for all employees who provide such services. The amount of the Fund is $6 million.

            c. Severance Programs

         Because of the uncertainty of the reorganization process, employees often fear that they will lose their jobs. The Debtors therefore believed that it was critical to maintain severance programs in order to provide transition assistance to employees whose jobs were being eliminated. Thus, the Debtors sought authority to continue its regular prepetition severance program. The Debtors also requested and obtained approval of the Enhanced Severance Program for key employees due to the integral role played by such key employees. The total amount paid under this program has been $1.3 million.

         4.  Senior Management Contracts

         On July 16, 2001, the Debtors filed a Motion Authorizing the Debtors to Assume Certain Employment Agreements with Senior Management Employees. The Debtor sought to assume Mr. Blake's Employment Agreement as Chairman, President and Chief Executive Officer, and Mr. Fazio's Employment Agreement as Senior Vice President and Chief Financial Officer. On July 29, 2001, the Creditors' Committee filed an Objection to Motion for Order Authorizing the Debtors to Assume Certain Management Agreements with Senior Management Employees. The Debtors resolved the objection with respect to Mr. Fazio's contract and, on August 23, 2001, the Bankruptcy Court entered an order authorizing the Debtors to assume Mr. Fazio's contract. On August 30, 2001, the Bankruptcy Court overruled the Creditors' Committees' objection to Mr. Blake's contract and entered an order authorizing the Debtors to assume Mr. Blake's contract. On September 7, 2001, the Creditors' Committee filed a Notice of Appeal with the Bankruptcy Court, and on September 17, 2001, the Creditors' Committee transmitted Notice of Appeal to the United States District Court for the Northern District of Illinois (the "District Court"). On March 13, 2002, the Honorable David H. Coar of the District Court entered an Agreed Order for Dismissal with Prejudice of the Creditors' Committee's appeal and granted the motion to assume Mr. Blake's contract.

         5.  Exclusivity

         Pursuant to orders of the Bankruptcy Court dated September 20, 2001, November 28, 2001 and February 14, 2002, the Bankruptcy Court extended the Debtors' exclusive period to propose a plan of reorganization (the "Filing Period") and to solicit acceptances of such plan (the "Solicitation Period"). On September 20, 2001, the Bankruptcy Court further extended the Filing Period through January 15, 2002, and the Solicitation Period through March 15, 2002. On November 28, 2001, the Bankruptcy Court further extended the Filing Period through March 15, 2002, and the Solicitation Period through May 15, 2002. On February 14, 2002, the Bankruptcy Court further extended the Filing Period through April 15, 2002, and the Solicitation Period through June 15, 2002. On March 26, 2002, the Bankruptcy Court entered a bridge order extending the Filing Period through April 18, 2002. On April 18, 2002, the Bankruptcy Court entered an order further extending the Filing Period and the Solicitation Period through July 31, 2002.

E.    Summary of Claims Process, Bar Date, and Claims Filed

         1. Schedules and Statements of Financial Affairs

         On September 28, 2001, each of the Debtors filed their respective Schedules of Assets and Liabilities and Statements of Financial Affairs and the corresponding Global Notes (collectively, the "Schedules and Statements") with the Bankruptcy Court. Among other things, the Schedules and Statements set forth the Claims of known creditors against the Debtors as of the Petition Date based upon the Debtors' books and records. While the Claims set forth in the Schedules and Statements and summarized below include Intercompany Claims, they do not include amounts represented by guarantees. These amounts do not take into account Claims that have been expunged as the result of Claims objections, Claims reconciliation or secured debt that has been paid during these Chapter 11 Cases.

                                                           CLAIMS
                                     -----------------------------------------------------
     DEBTOR                             SECURED             PRIORITY             UNSECURED
     ------                          -----------------------------------------------------
Comdisco Debtors                     $518,866,125           $2,527,910      $4,090,617,887
Prism Debtors                         $91,480,706              $75,008        $605,008,527
                                     -------------------------------------------------------
                      TOTAL:         $610,346,831           $2,602,918      $4,695,626,414

         2.   Claims Bar Date

         On September 20, 2001, the Bankruptcy Court entered an Order (the "Bar Date Order") establishing the general deadline for filing proofs of claim against the Debtors (the "Bar Date"). The deadline established by the Bankruptcy Court was November 30, 2001 for Claims except Claims of governmental units for which the deadline is, in accordance with section 502(b)(9) of the Bankruptcy Code, January 14, 2002 and for Claims based on the rejection of executory contracts and unexpired leases as to which the bar date is the later of (i) November 30, 2001, (ii) 30 days after rejection, or (iii) such other date as may be set forth in the order approving a rejection. The Debtors' claims and notice agent provided notice of the Bar Date by mailing: (i) a notice of the Bar Date; (ii) a proof of claim form to each person listed in the Schedules; and (iii) statements which indicated whether the Claim of each recipient was listed in the Schedules and Statements as either unliquidated, contingent and/or disputed. In addition, the Debtors published notice of the Bar Date in The New York Times (National Edition), The Wall Street Journal (Global Edition), and USA Today (International Edition) on October 12, 2001.

         3.  Proofs of Claim and Other Claims

         Approximately 4,300 proofs of claim have been filed against the Debtors. Approximately 1,500 of these claims were expunged from the Debtors' claims registry pursuant to the Order under 11 U.S.C. ss.ss. 102(1), 105(a), and 502(b) and Fed. R. Bankr. P. 3007 Disallowing and Expunging Claims Set Forth in First Omnibus Objection (the "First Claims Objection Order"). After the entry of the first Claims objection order, Secured Claims filed and scheduled against Comdisco aggregate approximately $866 million and Unsecured Claims filed and scheduled against Comdisco aggregate approximately $6.1 billion. After the entry of the first Claims objection order, Secured Claims and Unsecured Claims against Prism, not including Claims based on guaranties, aggregate approximately $46 million and $549 million, respectively. In addition, numerous Claims were asserted by various alleged creditors in unliquidated amounts. The Debtors believe that certain claims that have been asserted are without merit and intend to object to all such claims. There can be no assurance that the Debtors will be successful in contesting any of such Claims.

         4.  Significant Disputed Claims

             a.  80/20 Plan

         Eleven claims in the amount of approximately $223 million were filed against the Debtors stemming from the Company's Ventures division and the Incentive Compensation Plans (hereinafter defined) entered into by and between Comdisco and certain Ventures' employees. The principal relevant plans are the (1) Incentive Compensation Plan dated October 1, 1996 (the "1996 Plan"), (2) the Incentive Plan Termination Agreement dated December 16, 1999 (the "Termination Agreement"), and (3) the Incentive Compensation Plan dated January 1, 2000 (the "2000 Plan," collectively with the 1996 Plan and the Termination Agreement, the "Compensation Plans"). The claimants allege that the Debtors failed to make payments under the Compensation Plans. The claimants have asserted Claims totaling approximately $223 million. The Debtors dispute the amounts claimed by the claimants under the Compensation Plans.

             b.  SIP Plan

         Under the Company's Shared Investment Plan ("SIP"), 106 senior managers (the "SIP Participants") in February 1998 took out full recourse, personal loans to purchase approximately six million shares of the Company's common stock for approximately $109 million, and the Company guaranteed repayment of the loans (which have a current outstanding principal balance of approximately $104 million) in the event of default. Many of the SIP Participants have filed proofs of claim alleging that the Company intentionally misrepresented, concealed and omitted material facts to induce the purchase of common stock through the SIP, including Thomas Flohr, who filed a lawsuit, titled Flohr v. Comdisco, Inc., case number 01-cv03187, which is pending in the U.S. District Court for the Northern District of Illinois. The Debtors believe that these claims are without merit. While the Company intends to defend against those claims, the Company has proposed a program to treat SIP obligations as set forth in Section VII.H.

             c. Securities Litigation

         A total of fifteen class action lawsuits were filed against the Company, Nicholas Pontikes and John Vosicky, alleging claims of securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. ss. 78j(b). The cases were consolidated under the title "In re Comdisco Securities Litigation," case number 01-2110, and Peter Moser was named as the lead plaintiff. The case is pending in the U.S. District Court for the Northern District of Illinois. The lead plaintiff in this litigation has agreed to withdraw the proof of claim with respect to these Claims.

F.       Development and Summary of Business Plan

         Prior to the commencement of these Chapter 11 Cases, Comdisco determined that, as a result, in part, of the changing market for, and decrease in profitability of, its Leasing business, it needed to develop a new strategic business plan to insure future profitability. To this end, Comdisco diversified its business by purchasing Prism and committing additional capital to its Ventures business. As set forth above, as a result of, among other things, a severe economic downturn in the telecommunications and technology industries, neither of these business ventures proved profitable. In addition, Comdisco decided to modify the business plan for its Leasing business. Comdisco had traditionally made most of its profit from its Leasing business by remarketing the equipment it had leased. However, as a result of the increase in new technology and the resulting shorter life of its equipment, this had become less profitable. In addition, the number of new leases being written by Comdisco's Leasing business was beginning to decrease because of increased competition in the leasing industry.

         Therefore, Comdisco began to develop service components for its Leasing business in order to increase profitability. Unfortunately, while the new service components of the Leasing business initially appeared successful, after analyzing the results of their Leasing business, the Debtors have determined that it is not probable that the Leasing business will be able to return to its former level of profitability. During the course of these Chapter 11 Cases, the Debtors, along with their financial advisors and investment bankers, analyzed the alternatives for their ongoing business operations. As a result of this analysis, the Debtors have determined, based, in part, on the feasability and execution risk including the ability to retain and expand the customer base and obtain and execute business opportunities, that the best way to maximize the value of their remaining assets for the benefit of all of their stakeholders is to conduct an orderly run off of the remaining Leasing portfolios as well as the Ventures portfolio. In addition, the Debtors will run off the majority of their international operations while evaluating a potential sale of their operations in Germany and France.

         The Debtors intend to conduct the orderly run off of the remaining Leasing portfolios, the Ventures portfolio and the majority of their international operations through one of three potential restructuring alternatives, all of which will be subject to the Restructuring Transactions:
(i) the Continuing Company Structure, (ii) the Newco Structure or (iii) the Trust Structure. The Debtors contemplate that under each alternative, the ultimate parent entity will be Reorganized Comdisco and the subsidiary entities, which may be directly or indirectly held by the parent entity depending on which structure is implemented, will consist of New Leasing Company, New Ventures Company and New Europe Holding Company. New Leasing Company will hold all of the assets and stock relating to the domestic Leasing business, New Ventures Company will hold all of assets relating to the Ventures business and New Europe Holding Company will hold all of the stock of the European subsidiaries.

         New Leasing Company is the result of the consolidation of two market verticals, IT Leasing and Telecommunications Leasing. New Leasing Company will maximize the value of these Leasing verticals through the orderly run off of these portfolios. The run off strategy will seek to maximize the residual value of the leased assets through, among other things, negotiating early terminations for current leases and remarketing of currently leased assets. The Debtors believe this run off will take approximately three years.

         New Ventures Company will seek to run off the Ventures portfolio in order to maximize its value. New Ventures Company will work to maximize collections relating to both Ventures leases and loans and to recover the underlying collateral securing the leases and loans. In addition, New Ventures Company will work to maximize the value of the warrant and equity portfolio by renegotiating strike prices and going to market valuations realized from IPO's, acquisitions or value exchanges. The Debtors believe the run off of the Ventures portfolio will last approximately five years.

         The Debtors are currently evaluating the sale of their French and German operations. These sales will be conducted on an expedited basis to prevent further deterioration in value and, if possible, will close prior to the Effective Date of the Plan. If the Debtors do not receive an acceptable offer for either the sale of France or Germany, then New Europe Holding Company will run off these businesses. The Debtors are less confident that the remaining subsidiaries in Europe, the non-core operations, are viable sales candidates. Therefore, the Debtors have forecasted that New Europe Holding Company will consolidate or run off the remaining non-core European operations. The Debtors believe that they will either have consolidated the non-core operations into France and Germany or have run off these operations by the end of 2002. The liabilities of the European subsidiaries will be satisfied from the proceeds of these sales and the run off, to the extent there is sufficient capital. Any excess Cash would then be distributed as a dividend to Reorganized Comdisco. Neither New Europe Holding Company nor its subsidiaries will assume any of the liabilities of the Debtors.

         The remaining assets (the "Remaining Assets") of the Debtors will remain in Reorganized Comdisco and will be sold or run off. These assets include real estate, property, plant and equipment, residual electronics and laboratory and scientific assets not purchased by GE Capital, software, equipment from Comdisco's manufacturing and network services Leasing business, the Pacific Rim Leasing business and the Mexico Leasing business, and a limited amount of equity and other investments. The Debtors believe the liquidation of these assets will last approximately three years.

G.       Management Incentive Plan and Stay Bonus Plan

         In order to maximize recoveries under the Plan, it is essential that critical employees be retained and remain motivated to execute the Debtors' post-emergence run off strategies. Specifically, the Debtors believe that value can be maximized in connection with the run off or sale of the various segments of the Debtors' assets by leveraging the long-standing relationships that the Debtors' current employees have in the marketplace. Thus, the Debtors have developed a comprehensive compensation program that includes a management incentive plan (the "Management Incentive Plan"), which is designed to retain key employees and incentivize them to maximize the value of the estates at each of the business units and at the corporate headquarters and a stay bonus plan (the "Stay Bonus Plan"), which is designed to retain essential support and professional staff. The Management Incentive Plan and Stay Bonus Plan have been heavily negotiated with (and have the approval of) the Creditors' Committee. On May 29, 2002, the Debtors filed their Motion for Order Pursuant to 11 U.S.C. ss.ss. 105(a) and 363(b)(1) Approving and Authorizing the Debtors' Stay Bonus Plan and Management Incentive Plan (the "Incentive Plan Motion"), to be heard on June 18, 2002. The Management Incentive Plan and the Stay Bonus Plan are more fully described in the Incentive Plan Motion, including provisions with respect to vesting and the impact of employee termination, and are summarized as follows.

         1.   Stay Bonus Plan

         The Stay Bonus Plan is a retention program covering approximately 426 employees, including 65 European employees, and is designed to retain essential support and professional personnel who assist managers and key employees most directly responsible for the success of the Plan. Eligible participants under this compensation plan will accrue one week's salary for each two weeks of work after April 1, 2002. One-half of such accrued benefits will be paid in two semiannual installments to be paid each year on or about May 15 and November 15 (with the first such payment to be made on November 15, 2002). The remaining one-half will be paid upon job termination other than for cause or voluntary resignation. The total cost of the Stay Bonus Plan is expected to be approximately $18.5 million. Employees eligible for the Stay Bonus Plan are not eligible to participate in the Management Incentive Plan. The Stay Bonus Plan replaces any prior bonus/incentive/commission compensation programs for which such employees would have been eligible, with the exception of any payments with respect to previously approved retention programs and payments from the previously approved chairman's discretionary fund.

         2.  Management Incentive Plan

         The Management Incentive Plan covers key managers and employees directly responsible for the overall direction of a particular business unit and the results achieved within that business unit. Additionally, the Management Incentive Plan covers key corporate employees whose services are required to facilitate business operations and to administer claims and related chapter 11 matters. The Management Incentive Plan replaces any prior bonus/incentive/commission compensation programs for which such employees would have been eligible, with the exception of any payments with respect to previously approved retention programs and payments from the previously approved chairman's discretionary fund. Employees who voluntarily terminate their employment prior to their respective payment dates under the Management Incentive Plan or are terminated for cause are not eligible for any payments from these plans that have not already been paid.

         The Management Incentive Plan is tailored to provide appropriate levels of compensation to key employees in each of the reorganized Debtors' business units - U.S. Leasing, Ventures, European Leasing and Remaining Asset Management Group - as well as at the overall administrative level. While the award opportunities differ for each of these units, the Management Incentive Plan as a whole is intended to provide adequate compensation for retention of key employees within a unit as that unit moves toward its post- emergence run-off targets and to provide additional performance-based reward opportunities if those targets are exceeded.

         The Management Incentive Plan establishes varying levels of incentive compensation depending upon whether a given business unit reaches its "threshold target" or "business plan target." A threshold target and a higher business plan target have been established for each of the business units.

         U.S. Leasing:

         The Management Incentive Plan for the U.S. Leasing unit covers approximately 32 key employees. All participants under this plan are eligible to receive semiannual performance bonuses, and approximately 22 of these employees are eligible to receive "upside" sharing opportunities. The Debtors have set a Leasing threshold target of approximately $571 million and a business plan target of approximately $649 million on a present value basis using an appropriate discount rate to April 1, 2002.

         The semi-annual performance bonus component is designed to reward employees for meeting specified run off objectives. Participants who meet their specified objectives will accrue bonuses up to a certain percentage of their annual base salary for each six months of employment after April 1, 2002. These percentages are based on position and range from 50-100% of annual base salary. For participants eligible for an upside sharing bonus, after the end of fiscal year 2003, these semi-annual bonus percentages shall be reduced by one-half. For participants other than sales personnel, one-half of the participant's accrued bonus will be paid semi-annually; the remaining one-half will be paid upon job termination other than for cause or voluntary resignation. Sales personnel will receive the entire accrued bonus amount at each semi-annual payment date.

         Debtors' management will evaluate whether a given participant has attained the specified performance objectives. One-half of the bonus amount will be determined by management's assessment of individual job performance. The other one-half of the bonus amount will be dependent upon meeting the business unit's cumulative cash-flow objectives necessary to achieve the targeted threshold and plan recoveries.

         For the cash flow component, participants are eligible to receive a range of 70% of their cash flow bonus amount (if the unit reaches 90% of the threshold target amount for that time period, on a cumulative basis) to 100% of their cash flow bonus amount (if the unit reaches or exceeds the business plan target amount for that time period, on a cumulative basis).
If the unit does not achieve 90% of the threshold target for that time period, on a cumulative basis, participants are not eligible to receive a cash flow bonus amount. The total maximum cost of the semi-annual bonus component for eligible U.S. Leasing employees is approximately $8.8 million.

         In addition, approximately 22 participants are eligible to share at predetermined levels in the "upside" of the performance of the post-emergence U.S. Leasing unit. This element of compensation is designed to directly incentivize participants to maximize the present value recovery in connection with the run off of the U.S. Leasing business - the greater the present value recovery, the greater the incentive compensation. If the threshold target is not achieved, eligible participants will not receive any upside sharing compensation. If the threshold target is exceeded, eligible participants would share in a pool funded incrementally based on the percentage above threshold and percentage of plan target achieved. For example, at plan, the pool would be funded with a total of $10.7 million.

         Ventures:

         The Management Incentive Plan for the Ventures unit covers approximately 25 key employees. This program is structured similarly to that for the U.S. Leasing unit and includes a semi-annual performance bonus and an upside sharing opportunity. The Debtors have set a Ventures threshold target of approximately $376 million and a business plan target of approximately $427 million on a present value basis using an appropriate discount rate to April 1, 2002.

         The semi-annual performance bonus component is designed to reward employees for meeting specified business objectives. Participants who meet their specified objectives will accrue bonuses up to a certain percentage of their annual base salary for each six months of employment after April 1, 2002. These percentages are based on position and range from 37.5-50% of annual base salary. For participants eligible for an upside sharing bonus, after the end of fiscal year 2003, these semi-annual bonus percentages shall be reduced by one-half. One-half of the participant's accrued bonus will be paid semi-annually; the remaining one-half will be paid upon job termination other than for cause or voluntary resignation.

         Debtors' management will evaluate whether a given participant has attained the specified performance objectives. One-half of the bonus amount will be determined by management's assessment of individual job performance. The other one-half of the bonus amount will be dependent upon meeting the business unit's cumulative cash-flow objectives necessary to achieve the targeted threshold and plan recoveries.

         For the cash flow component, participants are eligible to receive a range of 70% of their cash flow bonus amount (if the unit reaches 90% of the threshold target amount for that time period, on a cumulative basis) to 100% of their cash flow bonus amount (if the unit reaches or exceeds the business plan target amount for that time period, on a cumulative basis). If the unit does not achieve 90% of the threshold target for that time period, on a cumulative basis, participants are not eligible to receive a cash flow bonus amount. The total maximum cost of the semi-annual bonus component for eligible Ventures employees is approximately $4 million.

         The upside sharing opportunities for the key Ventures employees has been established at predetermined levels and is based upon exceeding targeted present value recovery in connection with the run off of the Ventures portfolio. If the threshold target is not achieved, eligible participants will not receive any upside sharing compensation. If the threshold target is exceeded, eligible participants would share in a pool funded incrementally based on the percentage above threshold and percentage of plan target achieved. For example, at plan, the pool would be funded with a total of $5.2 million.

         In addition, the Ventures leasing portfolio includes the ability to realize value on warrants and equity issued to the Debtors by various Ventures' portfolio customers. The value of these warrants and equity is highly speculative. The Debtors have designed the plan to incentivize participants in the Ventures Management Incentive Plan to create potential value opportunities in the Debtors' warrant and equity positions through restructuring the obligations and repricing of warrants while seeking to maximize the value of the portfolio. Because the value of warrants and equity is significantly dependent upon market factors which are outside of the employee's control, the Debtors have sought to incentivize participants without overly compensating such participants if a higher range of warrant and equity values should be realized. Therefore, only 25% of every dollar realized in both warrant and equity proceeds contributes toward achieving the threshold and plan targets. Additionally, no more than 10% of the present value recovery may come from warrant proceeds and no more than 10% of the present value recovery may come from equity proceeds.

         Europe:

         In addition to previously approved and implemented country-specific retention programs, the Chief Executive Officer and the Chief Financial Officer of European operations are eligible to participate in the European Management Incentive Plan. The European Management Incentive Plan is structured around meeting separate objectives for the core European countries (i.e., Germany and France) and the remaining non-core European countries.

         With respect to the core European countries, the two participants are eligible to receive a bonus of 1.5 to 2 times base salary in connection with a sale of those business units depending upon percentage of net book value realized and speed of closing a transaction. The total maximum cost of this program in the event of a sale of core European countries is approximately $1.4 million.

         If a sale of the core European businesses cannot be timely effectuated or a decision is made to abandon a sale process, then the foregoing sale compensation plan will not be operative. In its place, the following would apply: (a) the two participants would be eligible to receive a semi-annual performance bonus of up to 75% of base salary if other business objectives related to an orderly liquidation are satisfied by the participants (payments will be made retroactive to April 1, 2002 and (b) the two participants would receive a one-time payment of up to 100% of base salary if more than 75% of book value is ultimately realized on the core European assets. The maximum cost of the orderly liquidation program will not exceed $1.4 million per year during the orderly liquidation period.

         With respect to the non-core European businesses, the two participants are eligible to receive a bonus payment of up to 50% of base salary if the leasing portfolios in those countries are either sold, liquidated in an orderly manner or consolidated into the core countries and the respective offices are closed by December 31, 2002.

         All other employees in the core and non-core European countries are eligible to participate in one or more retention or incentive programs with a total aggregate cost of up to approximately $5.7 million.

         Remaining Asset Management Group:

         Five key employees are eligible to participate in a Management Incentive Program relating to the corporate assets not included in U.S. Leasing, Ventures or European operations including the assets excluded from previously sold businesses (i.e., Electronics, Laboratory and Scientific and Healthcare). This program also includes a semi-annual performance bonus and an upside sharing opportunity. The Debtors have set a Corporate Asset Management Group threshold target of approximately $465 million and a business plan target of approximately $527 million on a present value basis using an appropriate discount rate to April 1, 2002.

         The semi-annual performance bonus component is designed to reward employees for meeting specified business objectives. Participants who meet their specified objectives will accrue bonuses up to a certain percentage of their annual base salary for each six months of employment after April 1, 2002. These percentages are based on position and range from 50-75% of annual base salary. For participants eligible for an upside sharing bonus, after the end of fiscal year 2003, these semi-annual bonus percentages shall be reduced by one-half. One-half of the participant's accrued bonus will be paid semi-annually; the remaining one-half will be paid upon job termination other than for cause or voluntary resignation.

         Debtors' management will evaluate whether a given participant has attained the specified performance objectives. One-half of the bonus amount will be determined by management's assessment of individual job performance. The other one-half of the bonus amount will be dependent upon meeting the business unit's cumulative cash flow objectives necessary to achieve the targeted threshold and plan recoveries.

         For the cash flow component, participants are eligible to receive a range of 70% of their cash flow bonus amount (if the unit reaches 90% of the threshold target amount for that time period, on a cumulative basis) to 100% of their cash flow bonus amount (if the unit reaches or exceeds the business plan target amount for that time period, on a cumulative basis). If the unit does not achieve 90% of the threshold target for that time period, on a cumulative basis, participants are not eligible to receive a cash flow bonus amount. The total maximum cost of the semi-annual bonus component for eligible Corporate Asset Management Group employees is approximately $1.4 million.

         Three of the five Management Incentive Plan eligible employees in the Corporate Asset Management Group will share in the upside sharing opportunities for the Corporate Asset Management Group employees based upon exceeding targeted present value recovery in connection with the sale of all corporate assets not included in U.S. Leasing, Ventures or European operations including the assets excluded from previously sold businesses (i.e., Electronics, Laboratory and Scientific and Healthcare). If the threshold target is not achieved, eligible participants will not receive any upside sharing compensation. If the threshold target is exceeded, eligible participants would share in a pool funded incrementally based on the percentage above threshold and percentage of plan target achieved. For example, at plan, the pool would be funded with a total of $0.7 million.

         Two of the five Management Incentive Plan eligible employees in the Corporate Asset Management Group are eligible to share in 5% of the upside realized from the sale of specific Electronics and Laboratory and Scientific inventory in excess of a threshold target of $29 million and a plan target of $38.4 million. The anticipated cost of this program at plan is approximately $0.4 million. For these two participants, the upside sharing bonus is capped at an achievement of 150% of the plan target.

         Management:

         Approximately 17 division executives and members of management whose services facilitate the overall functioning of the Company's operations (i.e., areas such as information systems, legal, finance, and human resources) are eligible to participate in a semi-annual performance bonus plan. Approximately 10 employees are eligible to participate in an additional incentive pool based on meeting certain claims reduction targets.

         The semi-annual performance bonus component is designed to reward employees for meeting specified business objectives. Participants who meet their specified objectives will accrue bonuses up to a certain percentage of their annual base salary for each six months of employment after April 1, 2002. These percentages are based on position and range from 50-150% of annual base salary. For the Chief Executive Officer, the semi-annual bonus shall be reduced by one-half after fiscal year 2003. One-half of the participant's accrued bonus will be paid semi-annually on or about May 15 and November 15 of each year (with the first such payment to be made on November 15, 2002); the remaining one-half will be paid upon job termination other than for cause.

         One-half of the bonus amount will be determined by an assessment of individual job performance. For the Chief Executive Officer, this assessment is made by the Company's Board of Directors; for all other participants this assessment is made by the Chief Executive Officer. The other one-half of the bonus amount will be dependent upon meeting the corporate unit's cumulative cash-flow objectives necessary to achieve the targeted threshold and plan recoveries. The Debtors have set a consolidated corporate threshold target of approximately $1,511 million and a plan target of approximately $1,717 million on a present value basis using various discount rates to April 1, 2002 .

         For the cash flow component, participants are eligible to receive a range of 70% of their cash flow bonus amount (if corporate reaches 90% of the threshold target amount for that time period, on a cumulative basis) to 100% of their cash flow bonus amount (if corporate reaches or exceeds the business plan target amount for that time period, on a cumulative basis). If corporate does not achieve 90% of the threshold target for that time period, on a cumulative basis, participants are not eligible to receive a cash flow bonus amount. The total maximum cost of the semi-annual bonus component for eligible corporate employees is $9.9 million.

         The Chief Executive Officer is incentivized to maximize overall recovery by an upside sharing bonus opportunity based upon exceeding targeted present value recovery for the consolidated Company. As discussed above, the Debtors have set a consolidated corporate threshold target of approximately $1,511 million and a consolidated corporate plan target of approximately $1,717 million on a present value basis using various discount rates to April 1, 2002 . For purposes of measuring achievement, value realized through warrant and equity positions will be included at full value because the consolidated corporate threshold and plan targets include estimates of the full value to be realized from warrants and equity. If the threshold target is not achieved, the Chief Executive Officer will not receive any upside sharing compensation. If the threshold target is exceeded, the Chief Executive Officer would be paid a bonus based on the percentage above threshold and percentage of plan target achieved. For example, at plan, the bonus would be $1.1 million.

         In addition, the approximately ten management and staff participants with direct line responsibility for claims management are eligible to participate in an incentive pool based on reducing off-balance sheet claims and tax claims filed in these chapter 11 cases. To the extent that those claims are ultimately reduced to below a threshold of $267 million (excluding SIP Claims), participants in this program are eligible to share in a graduated incentive pool (capped at 100% of base salary).

         Severance:

         In order to provide appropriate severance compensation for senior key executives and senior managers who are new to the Company, the Debtors have established an enhanced severance plan. Designated senior executives (i.e., business unit heads, corporate executive vice presidents and the Chief Financial Officer of European operations) and designated senior managers (i.e., portfolio and sales team leaders, corporate senior managers, etc.) are eligible for the plan. The plan will pay the greater of
(1) the regular severance program (based on length of service) or (2) either (a) 100% of base salary for senior executives and 50% of base salary for senior managers, as designated, if terminated (other than for cause) within twelve months of emergence from the chapter 11 cases or (b) 50% of annual base salary for senior executives and 25% of annual base salary for senior management, as designated, if terminated (other than for cause) after twelve months of emergence from the chapter 11 cases.

         For participants in the enhanced severance plan, the semi-annual bonus plan, or upside sharing plan, whose total compensation over the time period from April 1, 2002 to their termination date exceeds 300% of their total base salary over the same time period, their end of term payment will be reduced by such excess up to a maximum reduction equal to the total severance amount. Participants whose end of term payments have not been reduced by the full amount of severance, as stated above, will receive their severance payments in monthly installments following termination. To be eligible for each monthly severance installment, each employee must certify to the Company that they have not obtained employment or that their post-Comdisco base compensation is less than what their base compensation would have been if still employed by the Company (in which case the monthly severance installment would be reduced by the compensation received from their other employment).

         In July 2001, the Debtors filed a motion and received approval from the Bankruptcy Court to retain the Company's regular severance plan. This program will continue for all employees except those eligible for an enhanced severance plan (as described above) or an executive severance program (as follows) or who participate in the semi-annual bonus or upside sharing plan. In August 2001, the Debtors received Bankruptcy Court Approval for an executive severance program. Any employee who was designated as eligible for this program will no longer be eligible if he or she participates in the Management Incentive Plan. Employees who remain eligible for an executive severance program and participate in the Stay Bonus Plan will continue to participate in the approved executive severance program for six months following confirmation of the Plan and emergence from the chapter 11 cases. There will be no severance for voluntary resignations.

H.       SIP Subrogation Claims

         The SIP is a Shared Investment Plan wherein 106 Comdisco managers took out approximately $109 million in full recourse, personal loans to purchase over six million shares of Old Common Stock. Pursuant to the SIP Guarantee Agreement, Comdisco guaranteed repayment of the loans. To the extent that Comdisco or Reorganized Comdisco makes any payments under the SIP Guarantee Agreement, Comdisco or Reorganized Comdisco will be subrogated to the rights of the banks and may seek to collect amounts paid on behalf of the SIP Participants from the respective SIP Participants. Bank One, NA, as agent under the SIP Guarantee Agreement ("Bank One"), has asserted that, until all of the principal of, interest on and other obligations under the promissory note executed by such SIP Participant as consideration for the advances made by Bank One to fund the SIP obligations (the "SIP Notes") have been paid in full, Comdisco is not subrogated to the rights of the banks and is unable to seek to collect amounts paid on behalf of the SIP Participants from the respective SIP Participants. Comdisco does not believe that Bank One's assertion, even if correct, will have a material impact on subrogation recoveries. In addition, Comdisco believes that defenses to the Claim of Bank One under the SIP Guarantee Agreement may exist.

         Many of the SIP Participants have filed proofs of claim alleging that the Company intentionally misrepresented, concealed and omitted material facts to induce the purchase of Old Common Stock through the SIP. While Comdisco intends to defend against those claims, Comdisco, in consultation with the Creditors' Committee, has constructed a proposal which Comdisco believes will resolve such claims without protracted litigation, create liquidity for the benefit of Comdisco's stakeholders and provide retention compensation for Comdisco's post-emergence employees.

         Specifically, pursuant to the SIP proposal, unless otherwise set forth on Exhibit H to the Plan which may be filed on or before the Exhibit Filing Date, all SIP participants are eligible for a 20% reduction of their SIP Subrogation Claim (the "Base Relief") by agreeing, on or before the SIP Election Date, (i) to release all claims and SIP-related Interests (but not other Interests in Old Common Stock) against Comdisco and any of the Released Parties, and (ii) to pay the remaining 80% of such SIP Subrogation Claim within 30 days after Comdisco notifies a SIP Participant that Comdisco will be making, or has made, a payment in connection with the SIP Guarantee Agreement.

         In addition, any SIP Participant employed by Comdisco as of the Petition Date, other than an employee terminated for cause or who voluntarily resigned prior to July 31, 2002, is eligible for an additional 20% reduction (a total of a 40% reduction) of such employee's SIP Subrogation Claim, subject to the same terms described with respect to the Base Relief, except that only the remaining 60% of their SIP Subrogation Claim must be repaid.

         Finally, any SIP Participant employed by Comdisco or Reorganized Comdisco as of August 1, 2002, shall be eligible, based upon the criticality of such employee's services, to receive an additional reduction of either 20% or 40% (for a cumulative total of 60% or 80% reduction) of such employee's SIP Subrogation Claim owed to Comdisco or Reorganized Comdisco, provided that (i) the same terms described with respect to the Base Relief shall apply, except that (a) only the remaining 40% or 20%, respectively, of such employee's SIP Subrogation Claim must be repaid, and
(b) such repayment must occur on the later of 30 days after receipt of the SIP Participant's last Reorganized Comdisco earnings or 30 days after Reorganized Comdisco notifies the SIP Participant that Reorganized Comdisco will be making, or has made, a payment in connection with the SIP Guarantee Agreement, (ii) at least 50% of such employee's non-base salary for post-April 1, 2002, earnings shall be held by Reorganized Comdisco to secure the payment required to be made by such employee under the Base Relief and (iii) if such employee voluntarily leaves the employ of Reorganized Comdisco or is terminated for cause, then such employee shall only be eligible for the Base Relief.

         The SIP Subrogation Claims with respect to any SIP Participant not electing to receive the Base Relief or such additional relief that such person may be entitled to as set forth above shall be transferred for collection to the Litigation Trust. No portion of this SIP proposal shall effect any indemnification, reimbursement or other rights which Reorganized Comdisco may have as to any party other than a SIP Participant or any rights, objections or defenses which Reorganized Comdisco may have with respect to the claims made against Reorganized Comdisco under the SIP Guarantee Agreement or otherwise related to the SIP. The proposal to release a portion of Comdisco's SIP Subrogation Claims against the SIP Participants set forth in Section 14.9 of the Plan does not modify the SIP Participants' obligations and liabilities under the SIP Notes or any defenses the SIP Participants or Comdisco may have thereunder or under the SIP Guarantee. Until all obligations under the SIP Notes have been paid in full, regardless of whether any distribution is made to Bank One or the other SIP Lenders by the Debtors on account of the SIP Guarantee, Bank One and the other SIP lenders may pursue collection actions against the SIP Participants as well as any other party in interest may assert any applicable defenses with respect thereto.

         If any SIP Participant electing to receive the relief set forth above defaults on the payment owed to Reorganized Comdisco pursuant to this section, such SIP Participant shall not be released from any liability owed to Comdisco pursuant to the SIP Subrogation Claim and the SIP Guarantee Agreement. Any SIP Participant electing to receive the relief set forth above thereby agrees to the application of 50% of any bonus due such participant under the Management Incentive Plan to satisfy such participant's remaining SIP Subrogation Claim Liability.

         Neither the Plan nor a SIP Participant's election not to accept the relief proposed in Section 14.9 of the Plan shall be deemed to waive or eliminate (i) the right of such SIP Participant to assert or plead any defenses, in law or in equity, or right of setoff in response to any action by Comdisco, the Litigation Trust or any other person or entity in connection with any action against a SIP Participant to enforce any obligation of any SIP Participant relating to or arising out of the SIP, including any SIP Subrogation Claim against any such SIP Participant, or
(ii) the right of Comdisco, the Litigation Trust or any other person to oppose any such assertions or pleadings.

         Employees who participated in the SIP are not eligible to participate in (a) any upside sharing bonus described in the Incentive Plan Motion referenced in Section VII.G or (b) any other incentive compensation described therein to the extent that such incentive compensation exceeds such employee's existing contractual bonus entitlement, if any, unless such employee elects to accept the resolution of SIP indebtedness with respect to the SIP as set forth in the Plan, as may be amended.

                  XIII. SUMMARY OF THE REORGANIZATION PLAN

         THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE, CLASSIFICATION, TREATMENT AND IMPLEMENTATION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT, AND TO THE EXHIBITS AND SCHEDULES ATTACHED THERETO.

         ALTHOUGH THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN, THIS DISCLOSURE STATEMENT DOES NOT PURPORT TO BE A PRECISE OR COMPLETE STATEMENT OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

         THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, AND INTERESTS IN, THE DEBTORS, THE REORGANIZED DEBTORS, AND OTHER PARTIES IN INTEREST.

A.       Overall Structure of the Plan

         Shortly after filing for relief under Chapter 11 of the Bankruptcy Code, the Debtors focused on the formulation of a plan of reorganization that would maximize value for the benefit of all constituents. The Debtors are considering implementation of their Plan through three potential restructuring alternatives: (i) the Continuing Company Structure, (ii) the Newco Structure and (iii) the Trust Structure. Under the Continuing Company Structure, the Reorganized Debtors will continue their corporate existence, subject to the Restructuring Transactions. Under the Newco Structure, the Debtors will transfer substantially all of their assets to one or more newly formed corporations on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors distribution of such consideration in complete liquidation. Under the Trust Structure, the Debtors will transfer substantially all of their assets to one or more trusts on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors distribution of such consideration in complete liquidation. Certain assets will be transferred to the Litigation Trust under each structure. The Debtors and the Creditors' Committee retain substantial flexibility to reasonably agree upon which of the foregoing three structures will be selected.

         The Plan constitutes a separate plan of reorganization for the Comdisco Debtors and the Prism Debtors. Accordingly, the voting and other confirmation requirements of the Bankruptcy Code must be satisfied for both the Comdisco Debtors and the Prism Debtors. Under the Plan, Claims against, and Interests in, Comdisco and Prism are divided into Classes according to their relative seniority and other criteria.

         If the Plan is confirmed by the Bankruptcy Court and consummated,
(1) the Claims in certain Classes will be reinstated or modified and will receive distributions equal to the full amount of such Claims and (2) the Claims in other Classes and Interests will be modified or extinguished and will receive distributions constituting a partial recovery on such Claims. On the Effective Date and at certain times thereafter, the Reorganized Debtors will distribute Cash, securities and other property in respect of certain Classes of Claims as provided in the Plan. The Classes of Claims against the Debtors created under the Plan, the treatment of those Classes under the Plan, and the securities and other property to be distributed under the Plan are described below.

         The terms of the Plan are based upon, among other things, the Debtors' assessment of their ability to achieve the goals of the Business Plan, make the distributions contemplated under the Plan, and pay their continuing obligations during the run off period of the Reorganized Debtors' businesses. Following consummation of the Plan, the Reorganized Debtors will carry out the run off of their businesses with a reduced level of indebtedness and operating expenses.

B.       Substantive Consolidation and Intercompany Claims

         The Plan provides for the substantive consolidation of the estates that comprise the Comdisco Debtors, and the estates that comprise the Prism Debtors, respectively, only for purposes of the Plan, that is, for voting, confirmation and distribution purposes. The Plan does not provide for the substantive consolidation of the Comdisco Debtors and the Prism Debtors. Substantive consolidation under the Plan will not effect a transfer or commingling of any assets of any Debtors, and all assets (whether tangible or intangible) will continue to be owned by the respective Debtors.

         1.  Discussion of Substantive Consolidation Generally

         Generally, substantive consolidation of the estates of multiple debtors in a bankruptcy case effectively combines the assets and liabilities of the multiple debtors for certain purposes under a plan. The effect of consolidation is the pooling of the assets of, and claims against, the consolidated debtors; satisfying liabilities from a common fund; and combining the creditors of the debtors for purposes of voting on reorganization plans. In re Augie/Restivo Baking Co., 860 F.2d 515, 518 (2d Cir.1988). There is no statutory authority specifically authorizing substantive consolidation. The authority of a Bankruptcy Court to order substantive consolidation is derived from its general equitable powers under section 105(a) of the Bankruptcy Code, which provides that the court may issue orders necessary to carry out the provisions of the Bankruptcy Code. In re DRW Property Co.82, 54 B.R. 489, 494 (Bankr. N.D.Tex. 1985). Nor are there statutorily prescribed standards for substantive consolidation. Instead, judicially developed standards control whether substantive consolidation should be granted in any given case.

         The propriety of substantive consolidation must be evaluated on a case-by-case basis. See, FDIC v. Colonial Realty Co., 966 F.2d 57 (2d Cir.1992). The extensive list of elements and factors frequently cited and relied upon by courts in determining the propriety of substantive consolidation may be viewed as variants on two critical factors, namely,
(i) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors. In re Augie/Restivo Baking Co., 860 F.2d at 518. Some courts have viewed these elements and factors as examples of information that may be useful to courts charged with deciding whether there is substantial identity between the entities to be consolidated and whether consolidation is necessary to avoid some harm or to realize some benefit.

         Among the specific factors or elements looked to by courts are the following:

         o the degree of difficulty in segregating and ascertaining the individual assets and liabilities of the entities to be consolidated;

         o the presence or absence of consolidated financial statements among the entities to be consolidated;

         o the commingling of assets and business functions among the entities to be consolidated;

         o the unity of interests and ownership among the various entities;

         o the existence of parent and intercorporate guarantees on loans to the various entities;

         o the transfer of assets to and from the various entities without formal observance of corporate formalities; and

         o the effect on the percentage recovery of a claim if substantive consolidation is allowed compared to administrative consolidation.


         Substantive consolidation is an equitable remedy that a bankruptcy court may be asked to apply in chapter 11 cases involving affiliated debtors. Substantive consolidation involves the pooling of the assets and liabilities of the affected debtors. All of the debtors in the substantively consolidated group are treated as if they were a single corporate and economic entity. Consequently, a creditor of one of the substantively consolidated debtors is treated as a creditor of the substantively consolidated group of debtors, and issues of individual corporate ownership of property and individual corporate liability on obligations are ignored. Substantive consolidation of two or more debtors' estates generally results in the deemed consolidation of the assets and liabilities of the debtors, the elimination of multiple and duplicative creditor claims, joint and several liability claims and guarantees and the payment of allowed claims from a common fund. Absent such substantive consolidation, payment of such duplicative claims would be dilutive of the amounts ultimately payable to holders of Other Allowed Class Claims against the Debtors. The Debtors believe that substantive consolidation is warranted in light of the criteria established by the courts in ruling on the propriety of substantive consolidation in other cases.

         2.  Comdisco Debtors

         The facts and circumstances surrounding the historical business operations of the Comdisco Debtors support substantive consolidation in these Chapter 11 Cases. The Comdisco Debtors historically have issued consolidated financial statements and filed consolidated tax returns through Comdisco, Inc. As reflected in the domestic organization chart attached as Appendix B-1 to this Application, Comdisco, Inc. is the direct parent, and the owner of at least ninety-five percent (95%) of either the common stock or the membership interests as applicable, of the other Comdisco subsidiary Debtors. Comdisco, Inc. and its subsidiary Debtors have common officers and directors and have shared key employees and outside professionals, including, but not limited to, employees of Comdisco who performed human resources, legal and risk management services for the benefit of all the Comdisco Debtors and accounting firms, law firms and consultants who rendered services to all Debtors. Almost all of the assets of the Comdisco Debtors are held by Comdisco.

         In addition, the Comdisco Debtors' cash management system is effectively centralized. While some of the Comdisco Debtors maintain small individual accounts, the Comdisco Debtors have a centralized cash management system including lockbox accounts, concentration accounts, controlled disbursement accounts and an operating account. The operating account is a zero balance account used to process wire payments and receipts related to: (a) debt payment (principal and interest); (b) intercompany loans and transactions; (c) segregation of collections related to trade and lease receivable sales for all Comdisco Debtors; and (d) payment of operation expenses for the Comdisco Debtors. As an outgrowth of this centralized system, intercompany loans are routinely made between Comdisco and the other Comdisco Debtors in the ordinary course of the Debtors' business. Comdisco has approval rights for all major expenditures of the Comdisco Debtors.

         3.  Prism Debtors

         The facts and circumstances surrounding the historical business operations of the Prism Debtors also support substantive consolidation in these Chapter 11 Cases. Comdisco, Inc. acquired Prism as a going concern in February 1999. Prism continued operations as an independent going concern separate and apart from Comdisco as evidenced by, among other things, the fact that both invoices and purchase orders were written on Prism paper. Thus, creditors of Prism were aware that they were conducting business with Prism and not Comdisco. Further, the board of directors of Prism was a separate board from the board of Comdisco and Prism had its own separate officers. Prism and the other Prism Debtors have common officers and directors and have shared key employees and outside professionals. In addition, Prism's cash management system, while independent of the Comdisco Debtors' accounts, was centralized as well. The thirty-five Prism entities managed their cash through approximately nine bank accounts. The Prism Debtors centralized their cash management system in one main checking account from which they paid all of their vendors.

C.       Classification and Treatment of Claims and Interests

         Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim of a creditor or an interest of an equity holder in a particular class only if such claim or interest is substantially similar to the other claims of such class.

         The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. The Debtors believe that the Plan complies with such standard. If the Bankruptcy Court finds otherwise, it could deny confirmation of the Plan if the holders of Claims and Interests affected do not consent to the treatment afforded them under the Plan.

         The Debtors believe that they have classified all Claims and Interests in compliance with the requirements of section 1122 of the Bankruptcy Code. If a Creditor or Interest holder challenges such classification of Claims or Interests and the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors, to the extent permitted by the Bankruptcy Court, intend to make such reasonable modifications of the classifications of Claims or Interests under the Plan to provide for whatever classification might be required by the Bankruptcy Court for confirmation. EXCEPT TO THE EXTENT THAT SUCH MODIFICATION OF CLASSIFICATION ADVERSELY AFFECTS THE TREATMENT OF A HOLDER OF A CLAIM OR INTEREST AND REQUIRES RESOLICITATION, ACCEPTANCE OF THE PLAN BY ANY HOLDER OF A CLAIM PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH HOLDER OF A CLAIM REGARDLESS OF THE CLASS AS TO WHICH SUCH HOLDER ULTIMATELY IS DEEMED TO BE A MEMBER.

         As stated above, the Plan is comprised of individual Plans proposed separately by each of the Debtors. The discussion below summarizes the classification scheme with respect to each Debtor.

         1.  Treatment of Unclassified Claims Under the Plan

             a.  Administrative Claims Generally

         Administrative Claims consist of the costs and expenses of the administration of the Chapter 11 Cases incurred by the Debtors. Such costs and expenses may include with respect to a particular Debtor, but are not limited to, Claims arising under the cost of operating the business since the Petition Date, the outstanding unpaid fees and expenses of the professionals retained by the Debtors, the Creditors' Committee and the Equity Committee as approved by the Bankruptcy Court, and the payments necessary to cure prepetition defaults on unexpired leases and executory contracts that are being assumed under the Plan. All payments to professionals in connection with the Chapter 11 Cases for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee and Equity Committee will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules and are subject to approval of the Bankruptcy Court as being reasonable.

         Subject to the provisions of Article XI of the Plan, on, or as soon as reasonably practicable after, the later of (a) the Effective Date, or (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, each holder of an Allowed Administrative Claim will receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim; provided, however, that Allowed Administrative Claims against a Debtor with respect to liabilities incurred in the ordinary course of business during the Chapter 11 Cases will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

             b.  Priority Tax Claims Generally

         On, or as soon as reasonably practicable after, the later of (a) the Effective Date, or (b) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each holder of an Allowed Priority Tax Claim against a Debtor shall receive in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Priority Tax Claim, payment in full in Cash; provided, however, that any Priority Tax Claim that is not an Allowed Claim, including any Allowed Priority Tax Claim not due and owing on the Effective Date, will be paid in accordance with this section when such Claim becomes due and owing.

         2.  Treatment of Classified Claims

         Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of classes of Claims against and Interests in each of the Debtors. All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, have not been classified and their treatment is set forth in
Article II of the Plan.

         A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim or Interest is also placed in a particular Class only for the purpose of voting on, and receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. Classes designated with a "C" refer to Classes of Claims against and Interests in the Comdisco Debtors. Classes designated with a "P" refer to Classes of Claims against and Interests in the Prism Debtors.

             a. Unimpaired Classes of Claims against Comdisco

                (i) Class C-1 (Secured Claims Against Comdisco): The legal, equitable and contractual rights of the holders of Allowed Secured Claims against Comdisco, if any, are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (a) the Effective Date, or (b) the date on which such Secured Claim becomes an Allowed Secured Claim, each holder of an Allowed Secured Claim against Comdisco shall, in full satisfaction, settlement and release of, and in exchange for, such Allowed Secured Claim, at the election of Comdisco or the Reorganized Debtors, either
(x) have its claim Reinstated or (y) receive (1) Cash equal to the amount of such Allowed Secured Claim or (2) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Secured Claim that is not an Allowed Claim on the Effective Date, including any Secured Claim not due and owing on the Effective Date will be paid if and when such Claim becomes Allowed and is due and owing. Any default that existed with respect to any Secured Claim immediately prior to the Petition Date shall be deemed cured upon the Effective Date.

                (ii) Class C-2 (Other Priority Claims Against Comdisco): The legal and equitable rights of the holders of Other Priority Claims against Comdisco are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (a) the Effective Date or (b) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Priority Claim, at the election of Comdisco or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or (y) such other treatment that will not impair the holder of such Allowed Other Priority Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid if and when such Claim becomes due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date.

             b. Impaired Classes of Claims Against and Interests in Comdisco

                (i) Class C-3 (General Unsecured Convenience Claims Against Comdisco): On, or as soon as reasonably practicable after, the later of (a) the Effective Date or (b) the date on which a General Unsecured Convenience Claim becomes an Allowed General Unsecured Convenience Claim, each holder of an Allowed General Unsecured Convenience Claim against Comdisco shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed General Unsecured Convenience Claim, at the election of Comdisco, (x) Cash in an amount equal to 89.8% of such Allowed General Unsecured Convenience Claim or (y) the same treatment as is afforded to holders of Allowed Class C-4 General Unsecured Claims against Comdisco if the holder of such General Unsecured Convenience Claim makes an irrevocable written election made on a validly executed and timely delivered ballot. If such election is made, the holder of such General Unsecured Convenience Claim shall be deemed a holder of a General Unsecured Claim for all purposes (including voting and distribution). Holders of claims in excess of $15,000 may make an irrevocable written election made on a validly executed and timely delivered ballot to reduce all of such holders of General Unsecured Claims to $15,000 in the aggregate and then have such reduced single claim reclassified as a General Unsecured Convenience Claim for all purposes (including voting and distribution).

                (ii) Class C-4 (General Unsecured Claims Against Comdisco):
On the Distribution Date, or as soon thereafter as is reasonably practicable, the Disbursing Agent shall receive, on behalf of each holder of an Allowed General Unsecured Claim against Comdisco, in full satisfaction, settlement, release and discharge of, and in exchange for, each and every General Unsecured Claim against Comdisco, its Pro Rata share of (a) the Net Available Comdisco Cash, (b) the New Senior Notes, (c) the New PIK Notes, (d) the Trust Assets and (e) the New Common Shares to be distributed Pro Rata by the Disbursing Agent to holders of Allowed General Unsecured Claims against Comdisco, at such times and in the manner provided in the Plan. In addition, on each Quarterly Distribution Date, each holder of an Allowed General Unsecured Claim against Comdisco shall receive its Pro Rata Share of the (a) Net Available Comdisco Cash, (b) the New Senior Notes, (c) the New PIK Notes,
(d) the Trust Assets and (e) the New Common Shares held in the Supplemental Distribution Account; provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient.

                (iii) Class C-5A (Interests in Comdisco). On the Effective Date, or as soon thereafter as is reasonable and practicable, each holder of an Allowed Comdisco Interest shall receive (i) if Classes C-3 and C-4 vote to accept the Plan such holder's Pro Rata share of the Contingent Equity Distribution or (ii) if either Class C-3 or C-4 does not vote to accept the Plan, the holders of Interests in Class C-5A shall receive or retain no property under the Plan on account of such Interests. In addition, on each Quarterly Distribution Date, each holder of an Allowed Interest in Comdisco shall receive its Pro Rata share (along with holders of Allowed Subordinated Claims) of the Contingent Equity Distribution held in the Supplemental Distribution Account, provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient. On the Effective Date all of the Comdisco Interests shall be cancelled. For the purpose of determining the Pro Rata share of the Contingent Equity Distribution to be distributed as set forth in Section 5.1(e) and Section 5.1(f), the Claim of a holder of an Allowed Subordinated Claim in Class C-5B, if any, shall be deemed to equal the number of shares of Old Equity on which the Allowed Subordinated Claim is based, unless otherwise ordered by the Bankruptcy Court.

                (iii) Class C-5B (Allowed Subordinated Claims against Comdisco). On the Effective Date, or as soon thereafter as is reasonable and practicable, each holder of an Allowed Subordinated Claim shall receive (i) if Classes C-3 and C-4 vote to accept the Plan such holder's Pro Rata share of the Contingent Equity Distribution or (ii) if either Class C-3 or Class C-4 does not vote to accept the Plan, the holders of Claims in Class C-5B shall receive or retain no property under the Plan on account of such Claims. In addition, on each Quarterly Distribution Date, each holder of an Allowed Subordinated Claim against Comdisco shall receive its Pro Rata share (along with holders of Allowed Interests) of the Contingent Equity Distribution held in the Supplemental Distribution Account; provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient. For the purpose of determining the Pro Rata share of the Contingent Equity Distribution to be distributed as set forth in Section 5.1(e) and Section 5.1(f) of the Plan, the Claim of a holder of an Allowed Subordinated Claim in Class C-5B, if any, shall be deemed to equal the number of shares of Old Equity on which the Allowed Subordinated Claim is based, unless otherwise ordered by the Bankruptcy Court.

             c. Unimpaired Classes of Claims Against Prism

                (i) Class P-1 (Secured Claims Against Prism): If the holders of Class P-3 General Unsecured Claims against Prism vote to accept the Plan, then the holders of Secured Claims against Prism will receive (a) Cash equal to the Allowed Amount of such Allowed Secured Claim or (b) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to Section 1124 of the Bankruptcy Code; provided, however, that Comdisco will not receive any distribution as a holder of a Secured Claim on account of the Comdisco/Prism Intercompany Secured Claim, but will release its security interest and agree to reclassify its claim as a Class P-3 General Unsecured Claim. If the holders of Class P-3 General Unsecured Claims against Prism vote against the Plan then the Comdisco/Prism Intercompany Secured Claim will remain a Class P-1 Secured Claim and will receive Cash equal to the Allowed amount of the Comdisco/Prism Intercompany Secured Claim.

                (ii) Class P-2 (Other Priority Claims Against Prism): The legal and equitable rights of the holders of Other Priority Claims, if any, against Prism are unaltered by the Plan. On, or as soon as reasonably practicable after the later of (a) the Effective Date, or (b) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Priority Claim, at the election of the Debtors or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or
(y) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid if and when such Claim becomes Allowed and is due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date.

             c. Impaired Classes of Claims Against and Interests in Prism

                (i) Class P-3 (General Unsecured Claims Against Prism): On the Distribution Date, or as soon thereafter as practicable, each holder of an Allowed General Unsecured Claim against Prism shall receive such holder's Pro Rata share of the Net Available Prism Cash, provided, however, that if the holders of Class P-3 General Unsecured Claims against Prism vote to accept the Plan, then Comdisco shall agree to limit its recovery on account of the Comdisco/Prism Intercompany General Unsecured Claim and the Comdisco/Prism Intercompany Secured Claim to (i) one-third (1/3) of the distribution to all holders of Class P- 3 General Unsecured Claims against Prism plus (ii) the Reorganized Prism Common Stock.

                (ii) Class P-4 (Interests in Prism): On the Effective Date, the Old Common Stock of Prism and all other Interests in Prism will be cancelled and the holders thereof shall not receive or retain any distribution on account of such Interests.

D.       Other Significant Plan Provisions

         1.  Restructuring Transactions

         Section 7.1 of the Plan provides that the Reorganized Debtors may enter into such transactions and may take such actions as may be necessary or appropriate to effect a restructuring of their respective businesses, to otherwise simplify the overall structure of the Reorganized Debtors, or to reorganize certain of the subsidiary Debtors under the laws of jurisdictions other than the laws of which the applicable subsidiary Debtors are presently incorporated. Such restructuring may include, but are not limited to, one or more mergers, consolidations, restructures, dispositions, liquidations, dissolutions, or any other transactions in which Comdisco or a Comdisco Debtor transfers assets and liabilities to a new, wholly-owned direct subsidiary of Reorganized Comdisco as may be determined by the Debtors or Reorganized Debtors to be necessary or appropriate (collectively, the "Restructuring Transactions"). The actions to effect the Restructuring Transactions may include: (a) the execution and delivery of appropriate agreements, declarations of trust, trust agreements or similar trust documents or other documents of merger, consolidation, restructuring, disposition, liquidation, dissolution or any other transactions in which Comdisco or a Comdisco Debtor transfers assets and liabilities to a new, wholly-owned direct subsidiary of Reorganized Comdisco containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and such other terms to which the applicable entities may agree; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, duty, or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (c) the filing of appropriate certificates or articles of merger, consolidation, dissolution or incorporation or declarations of trust, trust agreements or similar trust documents pursuant to applicable state law; and (d) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Restructuring Transactions may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Reorganized Debtors to be necessary or appropriate to result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting, or acquiring corporations or trusts. In each case in which the surviving, resulting, or acquiring corporation or trust in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation or trust will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation or trust, which may provide that another Reorganized Debtor will perform such obligations.

         As part of the Restructuring Transactions, the Plan provides that Reorganized Comdisco will form two new, wholly-owned direct subsidiaries, New Leasing Company and New Europe Holding Company. On the Effective Date Reorganized Comdisco shall transfer all the assets and stock of the Comdisco Debtors relating to the leasing business to the New Leasing Company and all of the stock of the Non-Debtor foreign subsidiaries to New Europe Holding Company. In addition, Reorganized Comdisco shall form New Ventures Company, a direct wholly-owned subsidiary of New Leasing Company and shall transfer to New Ventures Company all assets of the Comdisco Debtors related to the Ventures business. In addition, Reorganized Comdisco may transfer any remaining assets to one of the subsidiary companies or form an additional wholly- owned direct or indirect subsidiary to hold all, or a portion, of its remaining assets.

         The Plan also provides that on the Effective Date, Reorganized Comdisco shall, if reasonably agreed upon by the Debtors and the Creditors' Committee, implement the Newco Structure unless the Creditors' Committee and the Debtors otherwise reasonably determine to implement the Continuing Company Structure or Trust Structure. If the Trust Structure is selected, then the Debtors will enter into a trust agreement acceptable to the Creditors' Committee.

         In addition, the Plan provides that as part of the Restructuring Transactions, on, prior to, or as soon as practicable after, the Effective Date, the Reorganized Debtors will take whatever steps are necessary and appropriate to wind up and terminate the corporate existence of the Affiliate Debtors, including to transfer the assets of such entity (including such entities' Interests) to such other of the Reorganized Debtors as the Reorganized Debtors may determine; provided, however, that the Reorganized Comdisco Debtors may not transfer property to the Reorganized Prism Debtors and the Reorganized Prism Debtors may not transfer assets to the Reorganized Comdisco Debtors.

         2.    Use of Cash

         Prior to the Distribution Date, the Reorganized Debtors will fund the Cash Reserve and the Operating Reserve. After the Distribution Date, all Cash received by Reorganized Comdisco will be used as follows: First, to pay operating expenses; second, to pay the interest under the New Senior Notes; third, to amortize principal under the New Senior Notes; fourth, to pay interest under the New PIK Notes; fifth, to make the applicable payments under the Management Incentive Plan; sixth, to amortize the New PIK Notes; and seventh, to pay dividends to the holders of the New Common Shares.

E.       Description of Securities to Be Issued in Connection with the Plan

         The Certificates of Incorporation and By-laws of each of the Reorganized Debtors and the New Subsidiary Companies shall be structured or amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, (a) pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of nonvoting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code; and (b) provisions authorizing the issuance of New Subsidiary Company Common Shares, New Common Shares, New Senior Notes and New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan. After the Effective Date, the Reorganized Debtors may amend and restate the Certificates of Incorporation and By-laws as permitted by applicable law. The amended Certificates of Incorporation and By-laws of Reorganized Comdisco shall be in substantially the form attached as Exhibits A and B to the Plan.

          On the Effective Date, except as otherwise provided for in the Plan, (a) the Existing Securities and any other notes, bonds, indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, shall be cancelled without any further action, and
(b) the obligations of, and/or Claims against, the Debtors under or relating to any agreements, indentures or certificates of designation governing the Existing Securities and any other notes, bonds, indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, as the case may be, shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the Claim holder and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan, allowing the Prepetition Indenture Trustees to assert their Prepetition Indenture Trustees Charging Liens against such distributions for payment of the Prepetition Indenture Trustees Fees, to the extent that all or a portion of such fees are not paid pursuant to Section 11.2 of the Plan; provided, further, that this proviso shall not affect the discharge of the Debtors' or the Reorganized Debtors' liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors.

         1.       New Senior Notes

         The New Senior Notes will be co-issued by Reorganized Comdisco and New Leasing Company and have a face amount of $400 million. They will have an interest rate of the three month LIBOR plus 3% and a maturity of eighteen months. There will be no penalty for or limitation on the ability of the issuers to prepay the principal amount of the New Senior Notes.

         2.       New PIK Notes

         The New PIK Notes will be co-issued by Reorganized Comdisco and New Leasing Company and will have a face amount of at least $500 million. They will have an interest rate of 11% and a maturity of three years. There will be no penalty for or limitation on the ability of New Leasing Company to prepay the principal amount of the New PIK Notes.

         3.       New Common Shares of Reorganized Comdisco

         On or before the Effective Date, Reorganized Comdisco will issue for distribution in accordance with the terms of the Plan the New Common Shares for distribution to holders of Allowed Class C-4 General Unsecured Claims. The holders of New Common Shares will be entitled, after payment of all prior Claims, to receive on a Pro Rata basis all assets of Reorganized Comdisco upon the liquidation, dissolution or winding up of Reorganized Comdisco.

         The respective holders of New Common Shares shall vote on all matters in a single class and each holder of New Common Shares shall be entitled to one vote for each share of New Common Shares that it owns. Holders of New Common Shares shall not have commutative voting rights.

F.       Registration Rights with Respect to New Securities

         The issuance of the New Common Shares, New Senior Notes and New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, and the distribution thereof to holders of Allowed Class C-4 Claims and, if the Contingent Equity Distribution is determined to be a security, each holder of an Allowed Class C-5A Interest or Allowed Class C-5B, shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, not earlier than the first anniversary of the Effective Date, Reorganized Comdisco will enter into a Registration Rights Agreement, substantially in the form of Exhibit F to the Plan to be filed on or before the Exhibit Filing Date, with each holder of an Allowed Class C-4 Claim and, if the Contingent Equity Distribution is determined to be a security, each holder of an Allowed Class C-5A Interest or Allowed Class C- 5B (a) who by virtue of holding the New Common Shares or the Contingent Equity Distribution to be distributed under the Plan and/or its relationship with Reorganized Comdisco could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of Reorganized Comdisco, and (b) who requests in writing that Reorganized Comdisco execute such agreement. The Registration Rights Agreements shall contain certain shelf, demand and piggyback registration rights for the benefit of the signatories thereto.

G.       Post-Consummation Operations of the Debtors

         1.       Reorganized Debtors

         Subject to the Restructuring Transactions, each of the Debtors shall continue to exist after the Effective Date as a separate corporate or trust entity, with all the powers of a corporation or trust under applicable law in the jurisdiction in which it is formed and (i) in the case of a corporation, pursuant to the Certificate of Incorporation and By-Laws in effect prior to the Effective Date, except to the extent such Certificate of Incorporation and By-Laws are amended by this Plan, without prejudice to any right to terminate such existence (whether by merger or otherwise) under applicable law after the Effective Date or (ii) in the case of a trust pursuant to the declaration of trust, trust agreement or similar document pursuant to which such trust is formed.

         2.       Officers

         The following is a list of Comdisco's executives officers as of April 26, 2002.

Name                                    Position
----                                    --------

Norman P. Blake                         Chairman and Chief Executive Officer
Robert E. T. Lackey                     Executive Vice President, Chief Legal
                                        Officer and Secretary
Ronald C. Mishler                       President, Chief Financial Officer and
                                        Chief Operating Officer
William N. Pontikes                     Executive Vice President
Nazneen Razi                            Executive Vice President and Chief
                                        Administrative Officer
Gregory D. Sabatello                    Executive Vice President and Chief
                                        Information Officer
Francis J. Cirone                       Executive Vice President
John R. McNally                         Executive Vice President

         The existing senior officers of Comdisco, except for the Chief Executive Officer shall serve initially in the same capacities after the Effective Date for Reorganized Comdisco. As of the Effective Date, Ronald
C. Mishler will become the new Chief Executive Officer of Comdisco.

         3.       Directors

         The initial board of directors of Reorganized Comdisco shall consist of five directors. The Creditors' Committee shall be entitled to appoint four directors, and the Chief Executive Officer shall be the fifth director. All of the selected directors shall be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer shall be Chairman of the board of directors. The Persons designating board members shall file with the Bankruptcy Court and give to Comdisco written notice of the identities of such members no later than the date of the Confirmation Hearing; provided, however, that if and to the extent that the Creditors' Committee fails to file and give such notice, Comdisco shall designate the members of the board of directors of Reorganized Comdisco by announcing their identities at the Confirmation Hearing. The board of directors of the remaining Reorganized Debtors, or any new subsidiary of Reorganized Comdisco formed pursuant to the Restructuring Transactions, shall consist of directors as determined by Reorganized Comdisco on the Effective Date or thereafter.

         Reorganized Comdisco board members shall serve for an initial two year term commencing on the Effective Date as determined by the Debtors. If agreed upon by the Debtors and the Creditors' Committee, the terms for board members may be staggered.

         Until the first annual meeting of shareholders of Reorganized Comdisco after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee or the Equity Committee shall be filled by a person designated by such director as a replacement to serve out the remainder of the applicable term; and (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

         4.       Management Incentive Plan

         On the Effective Date, the Debtors will implement an incentive plan governed by the Management Incentive Plan. In addition, Reorganized Comdisco will enter into any Management Participation Agreements which Reorganized Comdisco determines, in its sole discretion, are necessary. All such Management Participation Agreements will be governed by the provisions of the Management Incentive Plan.

H.       Distributions Under the Plan

         1.       Time of Distributions

         Except as otherwise provided for in the Plan or ordered by the Bankruptcy Court, all distributions under the Plan on account of claims that are Allowed Claims as of the Effective Date will be made on the Distribution Date, and distribution on account of claims that become Allowed Claims after the Effective Date will be made pursuant to Section
10.5 of the Plan.

         2.       Interest on Claims

         Unless otherwise specifically provided for in the Plan, the Confirmation Order, or as required by applicable bankruptcy law, postpetition interest will not accrue or be paid on Claims, and no Claim holder will be entitled to interest accruing on or after the Petition Date on any Claim. To the extent provided for in the Plan, the Confirmation Order, or as required by applicable bankruptcy law, postpetition interest shall accrue on Claims at the applicable non-default rate. Interest will not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim. Until the Effective Date, nothing in the Plan shall waive the right of any creditor to seek postpetition interest.

         3.       Disbursing Agent

         The Disbursing Agent(s) will make all distributions required under this Plan, except that (a) the Prepetition Indenture Trustees, as agents or servicers, shall make distributions to holders of Allowed Prepetition Note Claims in accordance with the Prepetition Indentures, and (b) the Prepetition Administrative Agents will make the Initial Distribution to holders of Allowed Prepetition Bank Claims. Within five (5) days following the Record Date the Prepetition Administrative Agents, except Bank One, N.A., will provide the Disbursing Agent with a list of holders of the Prepetition Bank Claims. The Disbursing Agent will make all Quarterly Distributions to the holders of Prepetition Bank Claims. The Disbursing Agent(s) will reasonably cooperate with the Prepetition Indenture Trustees, as agents or servicers, and the Prepetition Administrative Agents in making distributions in accordance with this Plan.

         4.       Delivery of Distributions

         Pursuant to the Plan, distributions to holders of Allowed Class C-3, C-4, C-5B or P-3 Claims will be made by the Disbursing Agent, the Prepetition Indenture Trustees (as agents or servicers), or the Prepetition Administrative Agents (for purposes of this paragraph, the "applicable disbursing agent") (a) at the addresses set forth on the proofs of claim filed by such Claim holders (or at the last known addresses of such Claim holders if no proof of claim is filed or if the Debtors have been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the applicable disbursing agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the applicable disbursing agent has not received a written notice of a change of address, or (d) in the case of a Claim holder whose Claim is governed by one of the Prepetition Indentures or other agreement and is administered by one of the Prepetition Indenture Trustees, at the addresses contained in the official records of the Prepetition Indenture Trustees, including as set forth in any ballots cast with respect to such Claims. Distributions made to holders of Claims by the Prepetition Indenture Trustees or the Prepetition Administrative Agents will be subject to the rights of the Prepetition Indenture Trustees and the Prepetition Administrative Agents under the Prepetition Indentures, Prepetition Credit Agreements, or similar contract or agreement to enforce any charging liens thereunder, such as the Prepetition Indenture Trustee Charging Lien. If any Claim holder's distribution is returned as undeliverable, no further distributions to such Claim holder will be made unless and until the applicable disbursing agent is notified of such Claim holder's then current address, at which time all missed distributions will be made to such Claim holder without interest. Amounts in respect of undeliverable distributions will be returned to (x) the applicable Prepetition Indenture Trustees, with respect to Prepetition Note Claims, (y) the applicable Prepetition Administrative Agent with respect to Prepetition Bank Claims or (z) the Disbursing Agent with respect to all other claims, until such distributions are claimed. All claims for undeliverable distributions will be made on or before the first anniversary of the Effective Date. After such date, all unclaimed property relating to distributions to be made on account of Class C-4 Claims will revert to Reorganized Comdisco and any New Common Shares held for distribution on account of such Claim will be cancelled and of no further force or effect and all the other unclaimed property shall revert to the Reorganized Debtors, free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Nothing contained in the Plan shall require any of the applicable disbursing agents to attempt to locate any holder of an Allowed Claim or Interest.

         Delivery of distributions to holders of Interests in Class C-5A will be made by a Disbursing Agent at the addresses set forth in the Debtors' books and records.

         5. Procedures for Resolving Disputed, Contingent, and
            Unliquidated Claims

            a. No Distributions Pending Allowance

         Pursuant to the terms of the Plan, no payments or distributions will be made to a holder of a Claim with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim.

            b. Disputed Claim Reserve

         The Disbursing Agent will withhold the Disputed Claim Reserve from the property to be distributed to particular classes under the Plan based upon the Face Amount of Disputed Claims as directed by the Reorganized Debtors. The Disbursing Agent will withhold such amounts or property as may be necessary from property to be distributed to such Classes of Claims under the Plan on a Pro Rata basis based upon the Face Amount of such Claims. The Reorganized Debtors or their designated Disbursing Agent may request estimation for any Disputed Claims that is contingent or unliquidated, and the Disbursing Agent will withhold the applicable Disputed Claims Reserve based upon the estimated amount of each such Claim as estimated by the Bankruptcy Court. If the Reorganized Debtors or their designated Disbursing Agent elect not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is contingent or unliquidated, the Disbursing Agent will withhold the applicable Disputed Claim Reserve based upon the good faith estimate of the Reorganized Debtors or their designated Disbursing Agent of such Claim. The Disbursing Agent will also place in the applicable Disputed Claim Reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the applicable Disputed Claim Reserve, to the extent that such property continues to be withheld as the applicable Disputed Claim Reserve at the time such distributions are made or such obligations arise. If practicable, the Disbursing Agent will invest any Cash that is withheld as the applicable Disputed Claim Reserve in an appropriate manner to insure the safety of the investment. Nothing in this Plan or the Disclosure Statement will be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

            c.  Distributions After Allowance

         Payments and distributions from the Disputed Claim Reserve will be made as appropriate to the holder of any Disputed Claim that has become an Allowed Claim, on the next Quarterly Distribution Date after the date such Disputed Claim becomes an Allowed Claim. Such distributions will be based upon the cumulative distributions that would have been made to the holder of such Claim under the Plan if the Disputed Claim had been Allowed on the Effective Date and will not be limited by the Disputed Claim Amounts previously reserved with respect to such Disputed Claim to the extent that additional amounts are available therefor, but only to the extent that such additional amounts have not yet been distributed to holders of Allowed Claims. Upon such distribution, the reserve will be reduced by an amount equal to the amount reserved with respect to such Disputed Claim. To the extent the amount reserved for such Disputed Claim exceeds the Allowed Amount, if any, of such Claim, the remainder will be deposited in the Supplemental Distribution Account and distributed to holders of Allowed Class C-4 Claims in accordance with the provisions of Section 5.1(d) of the Plan.

         6.      Fractional Shares

         Any other provision of the Plan notwithstanding, payments of fractions of shares of New Common Shares shall not be made, and no New Senior Notes or New PIK Notes will be issued, in any nominal (face) amount that contains a fraction of a dollar. Whenever any payment of a fraction of a share of New Common Shares or issuance of a New Senior Note or New PIK Note with a face amount containing a fractional dollar under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares and half dollars being rounded down.

         7.      Allowance of Certain Claims

                 a.    Professional Claims

         On the Effective Date, the Debtors shall pay all amounts owing to Professionals for all outstanding amounts relating to prior periods through the Effective Date approved by the Bankruptcy Court in accordance with the Professional Fee Order; provided, however, that Professionals shall continue to prepare fee applications in accordance with the Professional Fee Order up to the Effective Date. No later than fifteen days prior to the Confirmation Hearing, each Professional shall estimate fees and expenses due for periods that have not been billed as of the anticipated Effective Date. The Joint Fee Review Committee or any other party in interest shall have until the Confirmation Hearing to object to such estimate. If no party objects to a Professional's estimate, then within ten days of the Effective Date such Professional shall submit a bill and, provided that such bill is no more than the estimate, the fees and expenses shall be Allowed. On the Effective Date, the Reorganized Debtors shall fund an escrow account in an amount equal to the aggregate amount of outstanding fee applications not ruled upon by the Bankruptcy Court as of the Effective Date plus the aggregate amount of all estimated fees and expenses due for periods that have not been billed as of the Effective Date. Such escrow account shall be used by the Reorganized Debtors to pay the remaining Professional Claims owing to the Professionals as and when Allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in such escrow account, if any, shall be returned to the Reorganized Debtors.

         All Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered on or before the Effective Date (including compensation for making a substantial contribution in any of the Chapter 11 Cases) shall file with the Bankruptcy Court and serve such applications on counsel for the Debtors, the Creditors' Committee, the United States Trustee and as otherwise required by the Bankruptcy Court and the Bankruptcy Code an application for final allowance of compensation and reimbursement of expenses no later than forty- five days after the end of the month in which the Effective Date occurred. Objections to applications of Professionals and other entities for compensation and reimbursement of expenses must be filed with the Bankruptcy Court no later than sixty-five days after the end of the month in which the Effective Date occurred. All compensation and reimbursement of expenses allowed by the Bankruptcy Court shall be paid ten days after the entry of an Order allowing such fees and expenses, or as soon thereafter as practicable.

                  b.     Other Administrative Claims

          All other requests for payment of an Administrative Claim other than fees for the Prepetition Indenture Trustees and their counsel which shall be paid without requiring filing of a fee application (other than as set forth in Section 11.1 of the Plan), must be filed with the Bankruptcy Court and served on counsel for the Debtors and/or the Reorganized Debtors no later than forty-five days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to the fees and expenses of the Prepetition Indenture Trustees (including their counsel fees and expenses) in connection with their services as Prepetition Indenture Trustees, which fees and expenses shall be paid reasonably promptly by the Reorganized Debtors, or with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

I.       Litigation Trust

         1.       Appointment of Trustee.

         The Trustee for the Litigation Trust will be designated by the Creditors' Committee (in consultation with the Debtors). Specifically, the Creditors' Committee will file a notice on a date that is not less than five (5) days prior to the Confirmation Hearing designating the Person who it has selected as Trustee and seeking approval of such designation. The Person designated as Trustee will file an affidavit demonstrating that such Person is disinterested. If approved by the Bankruptcy Court, the Person so designated will become the Trustee on the Effective Date.

         The Trustee will have and perform all of the duties, responsibilities, rights and obligations set forth in the Trust Agreement.

         2.       Transfer of Trust Assets to the Litigation Trust.

         On the Effective Date, the Debtors will transfer and will be deemed to have irrevocably transferred to the Litigation Trust, for and on behalf of the beneficiaries of the Trust, with no reversionary interest in the Debtors, the Trust Assets.

         3.       The Litigation Trust.

         Without any further action of the directors or shareholders of the Debtors, on the Effective Date, the Trust Agreement for the Litigation Trust, substantially in the form of Exhibit G to the Plan will become effective. The Trustee will accept the Litigation Trust and sign the Trust Agreement on the Effective Date and the Litigation Trust will then be deemed created and effective.

         The Trustee will have full authority to take any steps necessary to administer the Trust Agreement, including, without limitation, the duty and obligation to liquidate Trust Assets, to make distributions therefrom to the Disbursing Agent for distribution to holders of Allowed Claims in Class C-4 and, if authorized by majority vote of those members of the Trust Advisory Board authorized to vote, to pursue and settle any other Trust Claims. Upon such transfer (which, as stated above, shall occur on the Effective Date), the Debtors, the Disbursing Agent and the Reorganized Debtors will have no other further rights or obligations with respect thereto.

         All costs and expenses associated with the administration of the Litigation Trust, including those rights, obligations and duties described in Section 12.3 of the Plan, will be the responsibility of and paid by the Litigation Trust; provided, however, that Reorganized Comdisco in its sole discretion may determine to make such loans to the Litigation Trust to pay such costs and expenses as it determines are necessary and appropriate. Notwithstanding the foregoing, the Reorganized Debtors will make available to the Trustee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to representatives of the Litigation Trust to enable the Trustee to perform the Trustee's tasks under the Trust Agreement and the Plan; provided, however, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors will not be entitled to compensation or reimbursement (including reimbursement for professional fees) with respect to fulfilling their obligations as set forth in Section 12.3 of the Plan. The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance shall not interfere with the Reorganized Debtors' run off operations.

         The Trustee may retain such law firms, accounting firms, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as it may deem necessary (collectively, the "Trustee Professionals"), in its sole discretion, and at its sole expense, to aid in the performance of its responsibilities pursuant to the terms of this Plan including, without limitation, the liquidation and distribution of Trust Assets.

         For federal income tax purposes, it is intended that the Litigation Trust be classified as a liquidating trust under section 301.7701-4 of the Procedure and Administration Regulations and that such trust is owned by its beneficiaries. Accordingly, for federal income tax purposes, it is intended that the beneficiaries be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to the Litigation Trust. The Trust Agreement shall (i) state that the primary purpose of the Litigation Trust is to liquidate the Trust Assets with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, its liquidating purpose and (ii) contain a fixed or determinable termination date that is generally not more than five (5) years from the date of creation of the Litigation Trust, which termination date may be extended for one or more finite terms subject to the approval of the bankruptcy court upon a finding that the extension is necessary to its liquidating purpose. Each such extension must be approved by the bankruptcy court within six (6) months of the beginning of the extended term.

         The Trustee will be responsible for filing all federal, state and local tax returns for the Litigation Trust. The Trustee shall file all federal tax returns for the Litigation Trust as a grantor trust pursuant to section 1.671- 4(a) of the Procedure and Administration Regulations.

         4.       The Trust Advisory Board.

         The Trust Advisory Board will be composed of up to three (3) members, each of which shall be designated by the Creditors' Committee. The Creditors' Committee, and/or the new board of Reorganized Comdisco, may elect whether to create a Trust Advisory Board. The Creditors' Committee will give the Debtors written notice of the identities of such members and file such notice with the Bankruptcy Court on a date that is not less than five (5) days prior to the Confirmation Hearing; provided, however, that if the Creditors' Committee fails to file and give such notice, the Debtors will designate the members of the Trust Advisory Board by announcing their identities at the Confirmation Hearing. The Trust Advisory Board will adopt such By-Laws as it may deem appropriate. The Trustee will consult regularly with the Trust Advisory Board when carrying out the purpose and intent of the Litigation Trust. Members of the Trust Advisory Board will be entitled to compensation in accordance with the Trust Agreement and to reimbursement of the reasonable and necessary expenses incurred by them in carrying out the purpose of the Trust Advisory Board. Reimbursement of the reasonable and necessary expenses of the members of the Trust Advisory Board and their compensation to the extent provided for in the Trust Agreement will be payable by the Litigation Trust.

         In the case of an inability or unwillingness of any member of the Trust Advisory Board to serve, such member will be replaced by designation of the remaining members of the Trust Advisory Board. If any position on the Trust Advisory Board remains vacant for more than thirty (30) days, such vacancy will be filled within fifteen (15) days thereafter by the designation of the Trustee without the requirement of a vote by the other members of the Trust Advisory Board.

         Upon the certification by the Trustee that all Trust Assets have been distributed, abandoned or otherwise disposed of, the members of the Trust Advisory Board will resign their positions, whereupon they shall be discharged from further duties and responsibilities.

         The Trust Advisory Board will, by majority vote, approve all settlements, after considering, among other things, the SIP Participant's ability to pay their SIP Subrogation Claim, of Claims which the Trustee or any member of the Trust Advisory Board may propose; provided, however, that the Trustee may seek Bankruptcy Court approval of a settlement of a Claim if the Trust Advisory Board fails to act on a proposed settlement of such SIP Subrogation Claims within thirty (30) days of receiving notice of such proposed settlement by the Trustee or as otherwise determined by the Trustee.

         The Trust Advisory Board may remove the Trustee in its discretion. In the event the requisite approval is not obtained, the Trustee may be removed by the Bankruptcy Court for cause shown. In the event of the resignation or removal of the Trustee, the Trust Advisory Board shall, by majority vote, designate a person to serve as successor Trustee.

         Notwithstanding anything to the contrary in this Plan, neither the Trust Advisory Board or any of its members, designees, counsel, financial advisors or any duly designated agent or representatives of any such party will be liable for the act, default or misconduct of any other member of the Trust Advisory Board, nor will any member be liable for anything other than such member's own gross negligence or willful misconduct. The Trust Advisory Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other professionals, and shall not be liable for anything done or omitted or suffered to be done in accordance with such advice or opinions. If the Trust Advisory Board determines not to consult with its counsel, accountants or other professionals, it shall not be deemed to impose any liability on the Trust Advisory Board, or its members and/or designees.

         The Trust Advisory Board will govern its proceedings through the adoption of by-laws, which the Trust Advisory Board may adopt by majority vote. No provision of such by-laws will supersede any express provision of the Plan.

         5.   Distributions of Trust Assets.

         The Trustee will make distributions of Net Trust Recoveries as follows: first, to pay the Trust Expenses; and, second, to the Disbursing Agent to disburse Pro Rata to holders of Allowed Claims in Class C- 4 as required by this Plan. Distributions to holders of Allowed Claims in Class C-4 by the Trustee of Net Trust Recoveries will be made at least semi-annually beginning with a calendar quarter that is not later than the end of the second calendar quarter after the Effective Date; provided, however, that the Trustee will not be required to make any such semi-annual distribution in the event that the aggregate proceeds and income available for distribution is not sufficient, in the Trustee's discretion (after consultation with the Trust Advisory Board) to distribute monies to the holders of Allowed Claims in Class C-4. The Trustee will make continuing efforts to prosecute or settle the SIP Subrogation Claims, make timely distributions, and not unduly prolong the duration of the Litigation Trust.

J.       Miscellaneous Matters

         1.      Treatment of Executory Contracts and Unexpired Leases

         The Debtors are parties to numerous leases and executory contracts with various parties.

                  a.    Assumption of Executory Contracts and Unexpired Leases

         Each executory contract or unexpired lease as to which any of the Debtors is a party, including those listed in Schedule 8.1 of the Plan will be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such executory contract or unexpired lease (i) will have been previously rejected by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to reject pending on or before the Effective Date, (iii) is listed on Schedule 8.2 to the Plan attached hereto, or (iv) is otherwise rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365 and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to Section 8.1 of the Plan shall vest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law. In the Plan, the Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any executory contract or unexpired lease.

         Pursuant to the Plan each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property will include (a) all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of this Plan.

                  b.    Rejection of Executory Contracts and Unexpired Leases

         The executory contracts and unexpired leases specifically listed on Schedule 8.2 to the Plan as rejected as of the Effective Date will be deemed automatically rejected as of the Effective Date. As to those rejected executory contracts and unexpired leases rejected effective after the Effective Date, the Reorganized Debtors shall continue to perform their obligations thereunder until the effective date of such rejections. The Debtors reserve the right to (a) file a motion on or before the Confirmation Date to reject an executory contract or unexpired lease that
(i) is not listed on Schedule 8.2 to the Plan, or (ii) has not been previously rejected by Final Order of the Bankruptcy Court, and (b) modify or supplement Schedule 8.2 to the Plan at any time prior to the Effective Date, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from, Schedule 8.2 to the Plan.

                  c. Cure of Defaults of Assumed Executory Contracts and Unexpired Leases

         Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor party to the contract or lease or the assignee of such Debtor party assuming such contract or lease, by Cure. If there is a dispute regarding (a) the nature or amount of any Cure, (b) the ability of any Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be; provided that if there is a dispute as to the amount of Cure that cannot be resolved consensually among the parties, the Debtors shall have the right to reject the contract or lease for a period of five days after entry of a final order establishing a Cure amount in excess of that provided by the Debtors. The Confirmation Order shall contain provisions providing for notices of proposed assumptions and proposed Cure amounts to be sent to applicable third parties and for procedures for objecting thereto (which shall provide not less than twenty days notice of such procedures and any deadlines pursuant thereto) and resolution of disputes by the Bankruptcy Court. To the extent the Debtor who is party to the executory contract or unexpired lease is to be merged or liquidated as part of a Restructuring Transaction, the nondebtor parties to such executory contract or unexpired lease shall, upon assumption as contemplated herein, be deemed to have consented to the assignment of such executory contract or unexpired lease to the Reorganized Debtor that is the surviving entity after such Restructuring Transaction.

                  d. Claims Based on Rejection of Executory Contracts or Unexpired Leases

         If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or Reorganized Debtor or the properties of any of them unless a Proof of Claim is filed with the Debtors' Claims agent, Logan & Company, Inc. and served upon counsel to the Debtors, and counsel to the Creditors' Committee, within thirty days after service of the earlier of (a) notice of the Effective Date, or (b) other notice that the executory contract or unexpired lease has been rejected.

                  e.    Miscellaneous

         Notwithstanding any other provision of the Plan, each of the Debtors will retain the right to, at any time prior to the Effective Date, modify or supplement Schedule 8.1 or Schedule 8.2 to the Plan, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from such Plan Schedules.

         Listing an executory contract or unexpired lease on Schedule 8.1 or Schedule 8.2 to the Plan will not constitute an admission by any of the Debtors or the Reorganized Debtors that such contract or lease (including any related agreements that may exist) is an executory contract or unexpired lease or that the applicable Debtor or Reorganized Debtor has any liability thereunder.

         2.       Exculpation and Limitation of Liability

         Except as otherwise specifically provided in this Plan, the Debtors, the Reorganized Debtors, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, the Equity Committee, the members of the Equity Committee in their respective capacity, any of such parties' respective present or former members, officers, directors, employees, advisors, representatives, Restructuring Professionals or agents, the Prepetition Indenture Trustees and their agents and professionals, the Prepetition Lenders and their agents and professionals and any of such parties' predecessors, successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Cause of Action or liability to one another or to any holder of any Claim or Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

         Notwithstanding any other provision of this Plan, no Claim holder or Interest holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Debtors, the Reorganized Debtors, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, the Equity Committee, the members of the Equity Committee in their respective capacity, or any of such parties' respective present or former members, officers, directors, employees, advisors, representatives, Restructuring Professionals or agents, the Prepetition Indenture Trustees and their agents and professionals or such parties' successors and assigns, for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan except for their gross negligence or willful misconduct, provided that nothing in
Section 14.4 of the Plan shall apply to any Professional who is not a Restructuring Professional.

         3.       Indemnification Obligations

         In satisfaction and compromise of any obligations or rights of any of the Indemnitees' Indemnification Rights, (a) all Indemnification Rights except (i) all Indemnification Rights of an Indemnitee who is also a Released Party, (ii) the indemnification rights of the Prepetition Indenture Trustees under the Prepetition Indentures and (iii) those based solely upon any act or omission arising out of or relating to any Indemnitee's service with, for or on behalf of a Debtor on or after the Petition Date (collectively, the "Continuing Indemnification Rights"), shall be released and discharged on and as of the Effective Date; provided that the Continuing Indemnification Rights shall remain in full force and effect on and after the Effective Date and shall not be modified, reduced, discharged or otherwise affected in any way by the Chapter 11 Cases, (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain director and officer insurance providing coverage for those Indemnitees with Continuing Indemnification Rights for a period of two years after the Effective Date insuring such parties in respect of any claims, demands, suits, causes of action or proceedings against such Indemnitees based upon any act or omission related to such Indemnitee's service with, for or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage"),
(c) the insurers are authorized to pay any professional fees and expenses incurred in connection with any action relating to any Continuing Indemnification Rights and (d) the Debtors or the Reorganized Debtors, as the case may be, hereby indemnify Indemnitees with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered by either under the foregoing Insurance Coverage or any prior similar policy.

         4.       Releases by Debtors and Debtors-in-Possession

         Pursuant to section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a Debtor in Possession, for and on behalf of its Estate, shall release and discharge all Released Parties for and from any and all (x) claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interest, restructuring or the Chapter 11 Cases and (y) Avoidance Actions, except to the extent that an Avoidance Action is against a Released Party who was an officer of the Debtors as of September 30, 2000.

         No provision of the Plan or of the Confirmation Order, including without limitation, any release or exculpation provision, shall modify, release or otherwise limit the liability of any Person not specifically released hereunder, including without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Party or that otherwise is liable under theories of vicarious or other derivative liability.

         The Reorganized Debtors and any newly-formed entities that will be effectuating the run-off of the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above.

         Nothing in Section 14.6 of the Plan willl release any SIP Lender or Prepetition Lender from any liability, claims, defenses or right of set off or recoupment relating to the SIP or the SIP Guarantee.

         5.      Release by Holders of Claims and Interests

         Section 14.7 of the Plan provides that on the Effective Date(s) (a) each Person that votes to accept the Plan; (b) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, all holders of Claims and Interests, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash and other contracts, instruments, releases, agreements or documents to be delivered in connection with the Plan, each entity (other than a Debtor) that has held, holds or may hold a Claim or Interest, as applicable; and (c) each Prepetition Lender (i) under the Prepetition Citibank 364 Day Global Credit Facility and the Prepetition Citibank Global Credit Facility to the extent over 50% of the applicable Prepetition Lenders under the applicable Prepetition Credit Agreement vote to accept the Plan and (ii) under the Prepetition National Westminster Bank 364 Day Credit Facility and the Prepetition National Westminster Credit Bank Credit Facility to the extent over 66 2/3% of the applicable Prepetition Lenders under the applicable Prepetition Credit Agreement vote to accept the Plan (each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Party from any claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim or Interest of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; provided, however, that Section 14.7 of the Plan shall not release any Released Party from any claim or Cause of Action existing as of the Effective Date, based on
(i) the Internal Revenue Code or other domestic state, city or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city or municipality or (iii) any criminal laws of the United States or any domestic state, city or municipality; further provided, however, that Section
14.7 of the Plan shall not release any Prepetition Lenders or Prepetition Agents from any claim or Cause of Action owed to the Prepetition Agents or to another Prepetition Lender, nor shall Section 14.7 of the Plan release any SIP Participant from such participant's obligations and liabilities to the SIP Lenders arising from or related to the SIP Notes. Notwithstanding anything in Section 14.7 of the Plan to the contrary, nothing in the Plan shall release (i) any individual that was a named party to the Securities Class Action as of the Petition Date from any liability relating thereto or
(ii) any SIP Lender or Prepetition Lender from any liability, claim, defense or right of set off or recoupment relating to the SIP or the SIP Guarantee.

         In its objection to the Disclosure Statement, the Equity Committee asserted that the Plan had not been proposed in good faith and that: (a) the information provided to the Equity Committee throughout the course of the Chapter 11 Cases was misleading in that it did not disclose the Debtors' activities with respect to reinvestment in and capitalization of existing businesses; (b) the lack of reinvestment in and capitalization of existing businesses caused rapid loss of value and assets; and (c) the Debtors' true intent was to run off assets for short cash to creditors at the expense of long-term shareholder value, and such intent was accomplished through stand-alone asset sales that were part of a "creeping" liquidation plan that is now irreversible and with the ultimate result of total loss of enterprise value. The Debtors vigorously dispute the Equity Committee's baseless accusations. The Debtors, as set forth herein, have acted throughout these Chapter 11 Cases in a manner designed to maximize value for all stakeholders and have shared all material information with the statutory committees in a timely manner. During the pendency of the Chapter 11 Cases, the Debtors explored various alternatives to maximize value, including pursuing long-term business operations, evaluating sale alternatives and pursuing a strategic run off of their operations. The Debtors have developed a plan of reorganization - with the views of both of the Debtors' statutory committees taken into consideration - that is in the best interests of all stakeholders and satisfies the requirements of the Bankruptcy Code. The Plan is a result of a consensual agreement between the Debtors, the Creditors' Committee and the Equity Committee. The Equity Committee supports the Plan and believes that the likely value of the Contingent Equity Distribution is greater than the value of any recoveries that may be achieved by the pursuit of litigation by holders of Old Equity.

         6.      Injunction

         The satisfaction, release and discharge pursuant to Article XIV of the Plan will also act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under this Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

K.       Preservation of Rights of Action

         Except as otherwise provided in the Plan or the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Causes of Action that the Debtors or the Estates may hold against any Person or entity. Each Debtor or its successor(s) may pursue such Causes of Action as appropriate, in accordance with the best interests of the Reorganized Debtor or its successor(s) who hold such rights.

                   XI. CERTAIN FACTORS TO BE CONSIDERED

         The holder of a Claim against a Debtor should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or to reject the Plan.

A.       General Considerations

         The formulation of a reorganization plan is the principal purpose of a Chapter 11 case. The Plan sets forth the means for satisfying the Claims against and Interests in each of the Debtors. Certain Classes of Claims, including Equity Interests will not be paid in full pursuant to the Plan and any distribution to Equity Interests is contingent upon certain Classes voting for the Plan. The run off of certain of the Debtors' businesses and operations under the proposed Plan also avoids the potentially adverse impact of an immediate liquidation recovery.

B.       Certain Bankruptcy Considerations

         If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to a liquidation or that any alternative plan of reorganization would be on terms as favorable to the holders of Claims as the terms of the Plan. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Debtors' enterprise would be substantially eroded to the detriment of all stakeholders. See Appendix C annexed hereto for a liquidation analysis of each individual Debtor.

C.       Inherent Uncertainty of Financial Projections

         The Projections set forth in Appendix D annexed hereto cover the wind-down of operations of the Reorganized Debtors on a consolidated basis through fiscal year 2006, assuming implementation of the Newco Structure. These Projections are based on numerous assumptions including the timing, confirmation, and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors in running off their Leasing operations, the time frame for the run off, general business and economic conditions, and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date that this Disclosure Statement is approved by the Bankruptcy Court may affect the actual financial results of the Debtors' operations. These variations may be material. Because the actual results achieved throughout the periods covered by the Projections may vary from the projected results, the Projections should not be relied upon as a guaranty, representation, or other assurance that the actual results will occur.

         Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections.

D.       Dividends or Other Distributions

         The Debtors do not anticipate that cash dividends or other distributions will be paid with respect to the New Common Shares in the foreseeable future.

E.       Impact of Interest Rates and Foreign Exchange

         Changes in interest rates and foreign exchange rates affect the fair market value of the Debtors' leased assets. Decreases in interest rates will positively impact the value of the Company's assets and the strengthening of the dollar will negatively impact the value of their net foreign assets.

F.       Claims Estimations

         There can be no assurance that the estimated Claim amounts set forth herein are correct. The actual Allowed amount of Claims likely will differ in some respect from the estimates. The estimated amounts are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual Allowed amount of Claims may vary from those estimated herein.

G.       Remarketing Results Uncertain

         Operating results depend substantially upon remarketing transactions, which are difficult to forecast accurately, particularly given the Reorganized Debtors' run off operations. Earnings contributions from remarketing activities have declined in each of the last four fiscal quarters and in fiscal 2001 compared to fiscal 2000. The general economic slowdown and particularly the decrease in corporate technology equipment spending have had a negative impact on the equipment values and remarketing results.

H.       Employees

         There can be no assurance that the Debtors will be able to retain their employees throughout the run off of their business. If the Debtors are not able to retain their employees, the ability of the Debtors to maximize the value of the portfolio and meet the projections set forth in Appendix D will be negatively impacted.

I. Difficulty of Comdisco Ventures Group to Realize on Current Investments and Ability of Comdisco Ventures Group Customers to Meet Their Obligations to the Company

         The Company, through its Comdisco Ventures group, has leased equipment to, made loans to and equity investments in various privately held companies. The current slowdown in economic growth has and could continue to materially affect these companies. Accordingly, investments in these companies may not result in any return and the Company may lose its entire investment and/or principal balance.

         Many of the companies to which Comdisco Ventures provided venture financing are dependent on third parties for liquidity. The significant change in the availability of funds has had, and may continue to have, a material impact on the Debtors' customer base as well as, the fair market value of its equity instruments and credit risk on its debt instruments and commitments for further financing. If more of these companies are unable to meet their business plans, or unable to obtain funding or funding at reasonable rates to execute their business plans, there could be an increase in the Company's credit losses. Further, increases in credit losses during fiscal 2001 indicate that there is an increasing number of companies in the Comdisco Ventures group portfolio that are currently experiencing or will be experiencing liquidity shortfalls in the near term. Early-stage companies, unable to obtain additional financing, are reducing overhead or closing down completely. Management has an on-going business and portfolio review process intended to identify problem companies within Comdisco Ventures group financing portfolio. To the extent there are revisions in management's estimates, the Company's operating results and financial condition could be materially adversely affected.

         Current economic conditions also have adversely affected the opportunities for the acquisition/merger of the Internet-related, communications and other high technology and emerging growth companies that make up the substantial majority of Comdisco Ventures' portfolio. Additionally, the public market for high technology and other emerging growth companies is extremely volatile. Such volatility has adversely affected the ability of the Debtors to dispose of the equity securities and the value of those securities on the date of sale. Exacerbating these conditions is the fact that the equity instruments held by the Company are subject to lockup agreements restricting the Debtors' ability to sell until several months after an initial public offering. Without an available liquidity event, the Company is unable to dispose of its equity securities. As a result, Comdisco Ventures group may not be able to generate gains or receive proceeds from the sale of equity holdings and the Company's business and financial results may suffer. For those securities without a public trading market, the realizable value of Comdisco Ventures group's interests may prove to be lower than the carrying value currently reflected in the financial statements.

         Additionally, given the Company's financial condition, it has determined not to make new commitments through its Comdisco Ventures group.

J.       Prism Liquidation

         No assurances can be given that Prism will be able find buyers for its assets or asset sale transactions. Market values for the Prism assets have declined in fiscal 2001, primarily as a result of telecommunication companies reducing their growth plans or liquidating some or all of their operations. Furthermore, consolidation within the industry and the business failures of telecommunication companies has reduced the number of potential buyers for the equipment. Through September 30, 2001, Prism has received approximately $7 million from the sale of assets and continues to pursue the sale of additional assets. There can be no assurance that the sale of assets and existing cash will be sufficient to resolve Prism's remaining obligations.

K.       Foreign Markets

         A portion of the Company's assets and operations are located outside the United States. Operations of the Reorganized Debtors and its affiliates may be affected by economic, political and governmental conditions in the countries where Comdisco's products are marketed. In addition, changes in political conditions and economic policies in any of the countries in which the Company operates could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company.

L.       Market for New Securities

         There may not be an active market for the New Common Shares, New Senior Notes or New PIK Notes distributed pursuant to the Plan. No assurances can be given as to the prices at which the New Common Shares, New Senior Notes or New PIK Notes will trade in the future, if they are traded at all.

M.       Tax Planning

         Due to time and resource constraints resulting from the commencement of the Chapter 11 Cases, the Company has used and may continue to use certain estimating techniques in connection with its tax planning efforts (for example, in determining the existence and magnitude of built-in gains or losses). The use of such estimating techniques, while cost-effective, necessarily results in lower confidence levels with respect to certain of the tax analyses. The Debtors are considering implementation of their Plan through three potential restructuring alternatives: (i) the Continuing Company Structure, (ii) the Newco Structure and (iii) the Trust Structure. Under the Continuing Company Structure, the Reorganized Debtors will continue their corporate existence, subject to the Restructuring Transactions. Under the Newco Structure, the Debtors will transfer substantially all of their assets to one or more newly formed corporations on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors' distribution of such consideration in complete liquidation. Under the Trust Structure, the Debtors will transfer substantially all of their assets to one or more trusts on the Effective Date in exchange for the Plan consideration to be received by holders of Allowed Claims and Allowed Interests, followed by the Debtors' distribution of such consideration in complete liquidation. Certain assets will be transferred to the Litigation Trust under each structure. The Debtors and the Creditors' Committee will retain substantial flexibility to reasonably agree upon which of the foregoing three structures will be selected. This choice will bind you, and may have substantial adverse tax consequences for you or for the Debtors.

               X. RESALE OF SECURITIES RECEIVED UNDER THE PLAN

A.       Issuance of New Common Shares, New Senior Notes and New PIK Notes

         Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws if three principal requirements are satisfied: (1) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan; (2) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Debtors believe that the offer and sale of the New Common Shares, New Senior Notes and New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, under the Plan satisfies the requirements of section 1145(a)(1) of the Bankruptcy Code and is, therefore, exempt from registration under the Securities Act and state securities laws.

B.       Subsequent Transfers of Securities

         The New Common Shares, New Senior Notes and New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, to be issued pursuant to the Plan may be freely transferred by most recipients following initial issuance under the Plan, and all resales and subsequent transactions in the New Common Shares, New Senior Notes and New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, so issued are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters":

         (1) persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any security received in exchange for such a claim or interest;

         (2) persons who offer to sell securities offered under a plan for the holders of such securities;

         (3) persons who offer to buy such securities for the holders of such securities, if the offer to buy is: (A) with a view to distributing such securities; or (B) made under a distribution agreement; and

         (4) a person who is an "Issuer" with respect to the securities, as the term "Issuer" is defined in Section 2(11) of the Securities Act.

         Under Section 2(11) of the Securities Act, an "Issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.

         To the extent that Persons who receive New Common Shares, New Senior Notes or New PIK Notes or, to the extent they are securities, the Contingent Equity Distribution, pursuant to the Plan are deemed to be "underwriters," resales by such persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters would, however, be permitted to sell such Securities without registration pursuant to the provisions of Rule 144 under the Securities Act. These rules permit the public sale of securities received by "underwriters" if current information regarding the issuer is publicly available and if volume limitations and certain other conditions are met.

         Whether or not any particular person would be deemed to be an "underwriter" with respect to the New Common Shares, New Senior Notes or New PIK Notes or, to the extent they are securities, the Contingent Equity Distribution, to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular Person receiving New Common Shares, New Senior Notes or New PIK Notes or, to the extent they are securities, the Contingent Equity Distribution, under the Plan would be an "underwriter" with respect to such securities.

         Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Debtors make no representation concerning the right of any person to trade in the New Common Shares, New Senior Notes, New PIK Notes or other securities. The Debtors recommend that potential recipients of the New Common Shares, New Senior Notes or New PIK Notes or, to the extent they are securities, the Contingent Equity Distribution, consult their own counsel concerning whether they may freely trade the New Common Shares, New Senior Notes or New PIK Notes, to the extent they are securities, the Contingent Equity Distribution, and other securities without compliance with the Securities Act or the Exchange Act.

   XI. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

         A summary description of certain material United States federal income tax consequences of the Plan is provided below. This description is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Moreover, the Debtors and the Creditors' Committee will retain substantial flexibility to reasonably agree upon whether to select, which consent shall not be unreasonably withheld, among the Continuing Company Structure, the Newco Structure or the Trust Structure. The choice made by the Debtors and the Creditors' Committee will bind you, and may have substantial adverse tax consequences for you or for the Debtors. Only the principal consequences of the Plan for holders of Claims or Interests who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the IRS or any other tax authorities have been or will be sought or obtained with respect to any tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities. No representations are being made regarding the particular tax consequences of the confirmation or implementation of the Plan as to any holder of a Claim or Interest. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

         The discussion of United States federal income tax consequences below is based on the IRC, Treasury Regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

         The following discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal income tax consequences of the Plan to special classes of taxpayers (e.g., banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders of Claims or Interests who are, or hold their Claims or Interests through, pass-through entities, persons whose functional currency is not the United States dollar, foreign persons, dealers in securities or foreign currency, persons who received their shares of Old Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation and persons holding certificates that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). The following discussion assumes that holders of Claims or Interests hold their Claims or Interests as capital assets for United States federal income tax purposes. Furthermore, the following discussion does not address United States federal taxes other than income taxes. Each holder of a Claim or Interest is strongly urged to consult its own tax advisor regarding the United States federal, state, local and any foreign tax consequences of the transactions described herein or in the Plan.

A.       Certain Tax Planning Limitations

         The Company has used and may continue to use certain estimating techniques in connection with its tax planning efforts (for example, in determining the existence and magnitude of built-in gains or losses). The use of such estimating techniques necessarily results in some uncertainties with respect to certain of the tax analyses. Accordingly, although the discussion and conclusions expressed herein reflect the Company's best estimates under the circumstances, such discussion and conclusions are inherently uncertain as a result of such estimation techniques.

B.       Restructuring Alternatives

         The Debtors and the Creditors' Committee are considering implementation of their Plan through three potential restructuring alternatives: (i) the Continuing Company Structure, (ii) the Newco Structure and (iii) the Trust Structure (certain assets will be transferred to the Litigation Trust under each structure). The projected net present value of federal income tax liability of these structures ranges from $0 to not more than $100 million. The Debtors and the Creditors' Committee currently expect to implement the Newco Structure, which the Debtors believe will result in a projected net present value of federal income tax liability of approximately $30 million assuming that the aggregate principal amount of New Senior Notes and New PIK Notes is $900 million. The Debtors will also retain the flexibility to increase the principal amount of the New PIK Notes by not more than $300 million, subject to the consent of the Creditors' Committee, which consent shall not be unreasonably withheld. The Debtors and the Creditors' Committee will continue to evaluate the foregoing alternatives, based on a variety of financial, legal, and other business factors, and may not select the structure that produces the lowest federal income tax cost to them or to you. Holders of Claims and Interests will be bound by the decision of the Debtors and Creditors' Committee as to which structure will be implemented.

C. Certain United States Federal Income Tax Consequences to Holders of Claims and Interests

         Except for the possible application of certain nonrecognition provisions of the IRC in the event that the Reorganized Debtors continue their corporate existence or the transfer of assets to a newly formed corporation is recharacterized as a reorganization or other nontaxable exchange, the United States federal income tax consequences of the transactions contemplated by the Plan to holders of Allowed Claims and Interests generally will not vary based on which restructuring alternative the Debtors and the Creditors' Committee ultimately select. These consequences (including the character, timing and amount of income, gain or loss recognized) will depend upon, among other things, (1) the manner in which a holder acquired a Claim or Interest; (2) the length of time the Claim or Interest has been held; (3) the holder's method of tax accounting;
(4) whether the Claim holder or Interest holder has taken a bad debt or worthless stock deduction respect to the Claim or Interest (or any portion of the Claim or Interest) in the current or prior years; and (5) in the case of a Claim holder, (a) whether the Claim was acquired at a discount,
(b) whether the Claim holder has previously included accrued but unpaid interest with respect to the Claim, (c) whether the Claim is an installment obligation for United States federal income tax purposes and (d) whether the Claim constitutes a "security" for United States federal income tax purposes. Therefore, holders of Claims or Interests should consult their own tax advisors for information that may be relevant to their particular situations and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

         1.       Exchange

                  a. Holders of Allowed Claims other than Allowed Subordinated Claims in Class C-5B

         In connection with the Plan, each holder of an Allowed Claim (other than an Allowed Subordinated Claim in Class C-5B) will realize gain or loss in an amount equal to the difference, if any, between (x) the fair market value on the Effective Date of any property received by such holder in exchange for its Claim (other than any property received in respect of accrued interest) and (y) the holder's adjusted tax basis in the Claim (other than any portion of the Claim attributable to accrued interest).

         The extent to which a holder of an Allowed Claim (other than an Allowed Subordinated Claim in Class C-5B) will recognize, for United States federal income tax purposes, any gain or loss realized upon an exchange pursuant to the Plan will depend upon a number of factors. Under certain circumstances, certain nonrecognition provisions of the IRC may apply to such an exchange. Where such provisions do apply, a holder of an Allowed Claim may be limited in its ability to recognize a loss for United States federal income tax purposes, but may be required to recognize gain to the extent of the amount of consideration, if any, other than capital stock of the transferee, which such holder receives.

                  d. Holders of Allowed Comdisco Interests and Holders of Allowed Subordinated Claims in Classes C-5A and C-5B

         The Plan provides that if Classes C-3 and C-4 vote to accept the Plan, each holder of an Allowed Comdisco Interest in Class C-5A and each holder of an Allowed Subordinated Claim in Class C-5B will receive such holder's Pro Rata share of the Contingent Equity Distribution. The United States federal income tax treatment of a holder's exchange of its Allowed Comdisco Interest or Allowed Subordinated Claim for a Pro Rata share of the Contingent Equity Distribution is not entirely clear. Such treatment will depend in part on whether the receipt of such interest is a "closed transaction" or an "open transaction" for United States federal income tax purposes, and in part on whether the Contingent Equity Distribution is treated as a right to payment under a contract or as a debt instrument for United States federal income tax purposes. As discussed below, open transaction treatment will apply only if the fair market value of the Contingent Equity Distribution cannot be ascertained at the time of the exchange. Because the amount payable under the Contingent Equity Distribution is entirely contingent upon future events that will determine the amount of the recoveries to holders of Allowed General Unsecured Claims, the Contingent Equity Distribution should not be treated as a debt instrument for United States federal income tax purposes.

         The Debtors and the Reorganized Debtors believe and intend to take the position that closed transaction treatment applies and that the Contingent Equity Distribution is a right to payment under a contract, and the remainder of this discussion assumes that these positions will be respected for United States federal income tax purposes. The IRS is not bound by any position taken by the Debtors or the Reorganized Debtors, and may characterize the Contingent Equity Distribution as a debt instrument or otherwise. The IRS may also determine that open transaction treatment, rather than closed transaction treatment, applies to the exchange. If the IRS disagrees with any position taken by the Debtors or the Reorganized Debtors, the tax treatment to holders of who receive their respective Pro Rata shares of the Contingent Equity Distribution in exchange for their respective Interests or Claims may be materially different from the treatment described herein.

         Treatment as a Closed Transaction. If a holder's exchange of its Allowed Comdisco Interest in Class C-5A or its Allowed Subordinated Claim in Class C-5B for a Pro Rata share of the Contingent Equity Distribution is treated as a closed transaction for United States federal income tax purposes, then, except as set forth under the caption "Ordinary Income", the holder will generally recognize gain or loss on the exchange equal to the difference between (x) the fair market value of the holder's Pro Rata share of the Contingent Equity Distribution on the Effective Date and (y) the holder's adjusted tax basis in its Interest or Claim. The holder's initial tax bases in its Pro Rata share of the Contingent Equity Distribution will equal its fair market value on the Effective Date. The holder's holding period for its Pro Rata share of the Contingent Equity Distribution will begin on the day following the Effective Date.

         If a payment is made in the future with respect to the Contingent Equity Distribution, each holder of a Pro Rata share thereof will recognize gain in the amount by which the payment (other than the portion characterized as interest as described below) exceeds the holder's tax basis in its Pro Rata share of the Contingent Equity Distribution. If no payment is made, or if the payment is less than the holder's tax basis in its Pro Rata share of the Contingent Equity Distribution, the holder will recognize a loss.

         Although not free from doubt, any payment made in the future to a holder of a Pro Rata share of the Contingent Equity Distribution should be treated as a payment under a contract for the sale or exchange of such holder's Allowed Comdisco Interest in Class C-5A or Allowed Subordinated Claim in Class C-5B to which section 483 of the IRC applies. Under IRC section 483, a portion of the payment made pursuant to the Contingent Equity Distribution will be treated as interest, which will be ordinary income to the holders of the Contingent Equity Distribution. The interest amount will equal the excess of the amount received over its present value on the date of the exchange, calculated using the applicable federal rate (the "AFR") as the discount rate. The AFR is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the IRS. The maturity range of the relevant AFR will correspond to the period from the date of the exchange to the date the amount is received or deemed received. Each holder of a Pro Rata share of the Contingent Equity Distribution must include IRC section 483 interest in income using such holder's regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and when fixed, in the case of an accrual method holder). The portion of the payment made pursuant to a holder's Pro Rata share of the Contingent Equity Distribution that is not treated as interest under IRC section 483 will be treated as sales proceeds from the exchange of such Pro Rata share, as discussed above.

         In the event that the Contingent Equity Distribution is treated as a debt instrument for United States federal income tax purposes, the tax treatment would be as described above except that, instead of including interest income at the time of payment under IRC section 483, a holder of a Pro Rata share of the Contingent Equity Distribution would be required to include currently an amount in income as interest (based on the yield of "comparable" debt instruments) in advance of the receipt of any cash payment, regardless of the holder's method of accounting.

         Treatment as Open Transaction. If a holder's receipt of a Pro Rata share of the Contingent Equity Distribution in exchange for its Allowed Comdisco Interest in Class C-5A or Allowed Subordinated Claim in Class C-5B is treated as an "open transaction" for United States federal income tax purposes, the holder would not take such interest into account on the date of the exchange for purposes of determining gain or loss with respect to the exchange. Instead, in such event, the holder would take no tax basis in its Pro Rata share of the Contingent Equity Distribution, but would be subject to tax as payments with respect to the Contingent Equity Distribution are made or deemed made in accordance with the holder's regular method of accounting. A portion of such payments would be treated as interest income under IRC section 483 (as discussed above) and the balance, in general, as capital gain. It is the position of the IRS, as reflected in the applicable Procedure and Administration Regulations, that only in "rare and extraordinary cases" is the value of property so uncertain that open transaction treatment is available. As noted above, the Debtors and Reorganized Debtors intend to take the position that open transaction reporting should not apply with respect to the Contingent Equity Distribution. Accordingly, holders who receive a Pro Rata share of the Contingent Equity Distribution in exchange for their Allowed Comdisco Interests in Class C-5A or Allowed Subordinated Claims in Class C-5B are urged to consult their tax advisors regarding this issue.

                  c. Allocation of Plan Distributions Between Principal and Interest

         The Plan provides that, to the extent that any Allowed Claim entitled to a distribution under the Plan is composed of indebtedness and accrued but unpaid interest on such indebtedness, such distribution will, to the extent permitted by applicable law, be allocated for federal income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest. The Company intends to take the position that any distributions made under the Plan with respect to an Allowed Claim will be allocated first to the principal amount of the Claim, with the excess over the principal amount being allocated to accrued but unpaid interest. However, current federal income tax law is unclear on this point and no assurance can be given that the IRS will not challenge the Company's position.

         2.       Original Issue Discount

                  The Plan provides that holders of Allowed General Unsecured Claims against Comdisco (including holders of Allowed General Unsecured Convenience Claims who elect out of such class) will receive New PIK Notes as part of the consideration for their Claims. Because the New PIK Notes provide that the issuer may elect to issue additional notes in lieu of the payment of interest in cash due thereon, the New PIK Notes will be treated as issued with original issue discount ("OID") for United States federal income tax purposes. Consequently, holders of New PIK Notes will be required to include OID in ordinary income over the period during which they hold the New PIK Notes in advance of the receipt of cash attributable thereto. In general, in the event that the issuer determines not to exercise its option to issue additional notes in lieu of the payment of interest in cash, the amount of OID includible in income during a complete taxable year should be equal to the amount of scheduled interest payments made during such year. Thus, holders may receive substantial taxable income without receiving corresponding amounts of cash. If the Debtors determine to reorganize using the Trust Structure, it is possible that the New PIK Notes will be disregarded for United States federal income tax purposes. If the New PIK Notes are disregarded, the tax consequences of holding the New PIK Notes described herein would be inapplicable.

         3.       Ordinary Income

                  The market discount provisions of the IRC may apply to holders of certain Claims. Gain recognized by a Claim holder with respect to a "market discount bond" will generally be treated as ordinary interest income to the extent of the market discount accrued on such bond during the Claim holder's period of ownership, unless the Claim holder elected to include accrued market discount in taxable income currently. Additionally, to the extent that a holder of Allowed Interests receives consideration in exchange for those Interests, such consideration may be characterized as a fee taxable as ordinary income without reduction for such holder's adjusted tax basis in such Interests.

         4. The Disputed Claim Reserve, the Supplemental Distribution Account and the Litigation Trust

                  Under the IRC, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury Regulations have been issued, no Treasury Regulations have been promulgated to address the tax treatment of such funds in a bankruptcy context. Accordingly, the proper tax treatment of such funds is uncertain. Depending on the facts and the relevant law, such funds possibly could be treated as grantor trusts, separately taxable trusts, or otherwise. Under the IRC, special rules apply to liquidating trusts. Generally, such trusts are taxed like grantor trusts.

                  The Debtors presently intend to treat (1) the Litigation Trust as a liquidating trust and (2) the assets held in the Disputed Claim Reserve and the Supplemental Distribution Account as held by corresponding grantor trusts. As a result, holders who receive a beneficial interest in such trusts may receive taxable income without receiving corresponding current cash distributions.

          5.      Legal Uncertainty

                  Many of the legal questions relating to the treatment of holders of Allowed Claims and holders of Allowed Interests do not have clear answers. Thus, even after the Debtors have selected a structure for the Plan, holders may encounter substantial difficulty and incur substantial costs complying with applicable tax law.

D.       Importance of Obtaining Professional Tax Assistance

                  THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM OR INTEREST HOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS OF CLAIMS AND INTERESTS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

                             XII. CONFIRMATION

A.       Feasibility of the Plan

         In connection with confirmation of the Plan, the Bankruptcy Court will have to determine that the Plan is feasible pursuant to section 1129(a)(11) of the Bankruptcy Code, which means that the confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors. Because the Plan constitutes a separate Plan for each Debtor, the requirements of section 1129(a)(11) of the Bankruptcy Code must be satisfied separately for each Debtor.

         To support the feasibility of the Plan, the Debtors have prepared the Projections, which are Pro Forma Financial Projections for Fiscal Years 2002 through 2006 (the "Projections") assuming implementation of the Newco Structure, as set forth in Appendix D annexed to this Disclosure Statement. The Projections indicate that the Debtors should have sufficient cash flow to pay and service their respective debt obligations, and to fund their operations as contemplated by the business plan. Accordingly, the Debtors believe that the Plan complies with the financial feasibility standard of section 1129(a)(11) of the Bankruptcy Code with respect to each Debtor. As noted in the Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Projections or as to a Reorganized Debtor's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside of the control of the Debtors. Some assumptions inevitably will not materialize and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may affect adversely the Reorganized Debtors' financial results. Therefore, the actual results may vary from the projected results and the variations may be material and adverse. See Article IX of this Disclosure Statement for a discussion of certain risk factors that may affect financial feasibility of the Plan with respect to the Debtors.

         THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SEC REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY THE DEBTORS' INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH IN THE PAST HAVE NOT BEEN ACHIEVED AND WHICH MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

B.       Acceptance of the Plan

         As a condition to Confirmation, the Bankruptcy Code requires that each Class of Impaired Claims vote to accept the Plan, except under certain circumstances.

         Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject the Plan. Thus, a Class will have voted to accept the Plan only if two-thirds (2/3) in amount and a majority in number actually voting cast their Ballots in favor of acceptance. In addition, section 1126(d) of the Bankruptcy Code defines acceptance of a plan by a class of impaired interest holders entitled to vote as acceptance by at least two-thirds (2/3) in amount of the allowed interests of such class counting only those interest holders who actually vote to accept or reject the Plan. Claim or Interest holders who fail to vote are not counted as either accepting or rejecting a plan.

C.       Best Interests of Claim Holders

         Even if a plan is accepted by each class of Claim holders and Interest holders, the Bankruptcy Code requires a bankruptcy court to determine that the plan is in the best interests of all Claim holders and Interest holders that are impaired by the plan and that have not accepted the plan. The "best interests" test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a bankruptcy court to find either that all members of an impaired class of claims have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. The best interests test does not apply to holders of Claims that are Unimpaired.

         To calculate the probable distribution to members of each impaired class of Claim holders and Interest holders if the debtor were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case was converted to a case under Chapter 7 of the Bankruptcy Code (the "Liquidation Value"). This Liquidation Value would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

         If a Chapter 7 liquidation were pursued for the Debtors, the amount of Liquidation Value available to unsecured creditors would be reduced, first, by the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 Cases. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the Chapter 11 case (such as compensation of attorneys, financial advisors and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 case. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests.

         Once the bankruptcy court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under the plan, then the plan is not in the best interests of creditors and equity security holders. The Debtors believe that the members of each Class of Impaired Claims will receive more under the Plan than they would receive if the Debtors were liquidated under Chapter 7.

D.       Liquidation Analysis

         1.       Comdisco Debtors

         The Debtors believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code with respect to the Comdisco Debtors. The liquidation analysis for the Comdisco Debtors is annexed as part of Appendix C-1 to this Disclosure Statement. As indicated in Appendix C-1, the estimated net liquidation value of the Comdisco Debtors is between $3.5 billion and $3.6 billion. Under such valuation, the holders of General Unsecured Claims would receive 69% and 74% on account of their claim as compared to 89.8% under the Plan.

         2.       Prism Debtors

         The Debtors also believe that the Plan meets the "best interests of creditors" test of section 1129(a)(7) of the Bankruptcy Code with respect to the Prism Debtors. The liquidation analysis for the Prism Debtors is annexed as part of Appendix C-2 to this Disclosure Statement. As indicated in Appendix C-2, the estimated net liquidation value of the Prism Debtors is approximately $12.3 million. Under such valuation, the holders of General Unsecured Claims would receive no recovery on account of such claim.

         3.       Liquidation Analysis Is Speculative

         The Debtors believe that any liquidation analysis with respect to both the Comdisco Debtors and the Prism Debtors is inherently speculative. The liquidation analyses for the Debtors necessarily contain estimates of the amount of Claims that will ultimately become Allowed Claims. These estimates are based solely upon the Debtors' incomplete review of Claims filed and the Debtors' books and records. No Order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the liquidation analyses. In preparing the liquidation analyses, the Debtors have projected an amount of Allowed Claims that is at the lowest end of a range of reasonableness such that, for purposes of the liquidation analyses, the largest possible Chapter 7 liquidation dividend to holders of Allowed Claims can be assessed. The estimate of the amount of Allowed Claims set forth in the liquidation analyses should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.

E.       Valuation of the Reorganized Debtors

         1.       Reorganization Value

         In conjunction with the Plan, the Comdisco Debtors determined that it was necessary to estimate post- confirmation values for the enterprise of the Reorganized Comdisco Debtors (assuming implementation of the Newco Structure) and, thus, the New Common Shares. Accordingly, the Debtors directed their financial advisor, Rothschild, to prepare a reorganization valuation analysis for purposes of this Disclosure Statement. A copy of the reorganization valuation analysis is attached to this Disclosure Statement as Appendix E.

         In preparing its analyses, Rothschild (1) reviewed certain recent publicly available financial statements of the Debtors; (2) reviewed certain financial projections prepared by the Debtors for the operations of the Reorganized Comdisco Debtors assuming implementation of the Newco Structure, including those Projections set forth in Appendix E annexed to this Disclosure Statement; (3) reviewed the Debtors' assumptions underlying such projections; and (4) made such other examinations and performed such other analyses as Rothschild has deemed necessary or appropriate for the purpose of its valuation.

         As a result of such analyses, reviews, discussions, considerations and assumptions, Rothschild estimates that the enterprise value of the Reorganized Comdisco Debtors falls in a range between $1,877,400,000 and $1,787,900,000, exclusive of initially distributable Cash and the aggregate value of the New Common Shares falls in a range between $556.6 million and $467.1 million. This estimated range of values represents a hypothetical value which reflects the estimated intrinsic value of the Reorganized Comdisco Debtors derived through the application of various valuation techniques. Such analysis does not purport to represent valuation levels which would be achieved in, or assigned by, the public markets for debt and equity securities or private markets for corporations. Rothschild's estimate necessarily is based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of this Disclosure Statement. It should be understood that, although subsequent developments may affect Rothschild's conclusions, Rothschild does not have any obligation and does not intend to update, revise or reaffirm its estimate.

         In preparing its analyses, Rothschild assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources and that was provided to Rothschild by the Debtors or their representatives, and has not assumed any responsibility for independent verification of any such information. With respect to the financial projections supplied to Rothschild, Rothschild assumed the accuracy thereof and assumed that such projections have been prepared reasonably in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future financial performance of the Comdisco Debtors during the wind-down of their operations. Such projections assume the Debtors will wind down their businesses reflected in the Business Plan and that their performance will be as set forth in the Business Plan. To the extent that the Debtors wind-down performs at levels inconsistent with the levels set forth in the Business Plan, such adjustments may have a material impact on the projections and valuations as presented herein. Rothschild did not make or obtain any independent evaluation of the Reorganized Debtors' assets, nor did Rothschild verify any of the information it reviewed.

         2.       Valuation Methodology

         Rothschild performed a variety of analyses and considered a variety of factors in preparing the valuation of the Reorganized Comdisco Debtors. While several generally accepted valuation techniques for estimating the Reorganized Comdisco Debtors' enterprise value were used, Rothschild primarily relied on discounted cash flow analysis.

         The discounted cash flow ("DCF") valuation methodology relates the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF methodology is a "forward looking" approach that discounts the expected future cash flows by a theoretical or observed discount rate determined by considering the underlying cash flows and rates of return requirements for comparable investments that are similar to the Reorganized Debtors or their non-filed Debtor subsidiaries. The present value of these cashflows, plus the face value of the secured debt retired over the projection period, represents the estimated value of these assets after satisfying all operating and administrative expenses.

         This approach relies on the Company's ability to project future cash flows with some degree of accuracy. Since the Debtors' Projections reflect significant assumptions made by the Debtors' management concerning anticipated results, the assumptions and judgments used in the Projections may or may not prove correct and therefore, no assurance can be provided that projected results are attainable or will be realized. Rothschild cannot and does not make any representations or warranties as to the accuracy or completeness of the Debtors' Projections.

F. Application of the "Best Interests" of Creditors Test to the Liquidation Analysis and the Valuation

         It is impossible to determine with any specificity the value each Creditor will receive as a percentage of its Allowed Claim. This difficulty in estimating the value of recoveries is due to, among other things, the inherent uncertainty with respect to the lack of any public market for the New Common Shares. Such a valuation is made even more difficult because the analysis regarding the amount of General Unsecured Claims that ultimately will be Allowed is preliminary and subject to change.

         Notwithstanding the difficulty in quantifying recoveries to holders of Allowed Claims with precision, the Debtors believe that the financial disclosures contained herein and the Projections imply a greater recovery to holders of Claims in each Impaired Class under the Plan than the recovery available in a Chapter 7 liquidation.

         Set forth below are tables and discussions that compare, for each Impaired Class for which the Plan provides a distribution, the estimated recoveries under the Plan with estimated recoveries in a Chapter 7 liquidation (utilizing the mid-point of the ranges set forth in the Liquidation Analysis). Estimated Liquidation Analysis Recoveries set forth below are calculated at the mid-point of the ranges set forth in the Liquidation Analysis:

   1.       Comdisco Debtors


                         Estimated Recovery           Estimated Liquidation
mpaired Class              Under the Plan                Analysis Recovery
-------------              --------------                -----------------
     C-3                        89.8%                          69-74%
     C-4                        89.8%                          69-74%
    C-5A                         n/a                             0
    C-5B                         n/a                             0

   2.       Prism Debtors


                           Estimated Recovery            Estimated Liquidation
Impaired Class               Under the Plan                Analysis Recovery
--------------               --------------                -----------------
     P-3                          10%                              0
                           (assumes class P-3
                         votes in favor of the
                                 Plan)
     P-4                           0                               0

G. Confirmation Without Acceptance of All Impaired Classes: The "Cramdown" Alternative

         In the event that a Class of Claims does not accept the Plan or is deemed to have rejected the Plan, the Debtors intend to seek confirmation of the Plan pursuant to the "cramdown" provisions of the Bankruptcy Code. Specifically, section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of Claims has accepted it. The Bankruptcy Court may confirm the Plan at the request of the Debtors if the Plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired class that has not accepted the Plan. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

         A plan is fair and equitable as to a class of secured claims that rejects such plan if the plan provides: (1)(a) that the Claim holders included in the rejecting class retain the liens securing those claims whether the property subject to those liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property; (2) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (1) or (2) of this paragraph; or (3) for the realization by such holders of the indubitable equivalent of such claims.

         A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides: (1) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (2) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

         A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides: (1) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greater of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (2) that the holder of any interest that is junior to the interest of such class will not receive or retain under the plan on account of such junior interest any property at all.

         At the Confirmation Hearing, the Debtors shall request confirmation pursuant to section 1129(b) of the Bankruptcy Code with respect to each class of Claims or Interests that does not or is deemed not to have accepted the Plan. See Section VIII for a summary of those Claims deemed not to have accepted the Plan.

H.       Conditions to Confirmation and/or Consummation

         1.       Conditions to Confirmation

         The following are conditions precedent to confirmation of the Plan that may be satisfied or waived in accordance with Section 13.3 of the
Plan:

                  a. The Bankruptcy Court shall have approved by Final Order a Disclosure Statement with respect to the Plan in form and substance reasonably acceptable to the Debtors.

                  b. The Confirmation Order shall be in form and substance reasonably acceptable to the Debtors.

         2.       Conditions to the Effective Date

         The following are conditions precedent to the occurrence of the Effective Date:

                  a. The Debtors or the Reorganized Debtors shall have Cash on hand sufficient to fund the Cash Reserve and make any other payments required to be paid under the Plan by the Debtors or the Reorganized Debtors on or as soon as practicable after the Effective Date.

                  b. The Confirmation Order shall be in form and substance acceptable to the Debtors and shall have been entered by the Bankruptcy Court and shall be a Final Order, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

                  c. All transactions set forth in Section 7.1 of the Plan shall have been entered into and all conditions precedent to the consummation thereof shall have been satisfied.

                  d. Any order necessary to satisfy any condition to the effectiveness of the Plan shall have become a Final Order and all documents provided for under the Plan shall have been executed and delivered by the parties thereto.

                  e. Reorganized Comdisco shall have executed the New Senior Notes and the New PIK Notes.

I.       Waiver of Conditions to Confirmation and/or Consummation

         The conditions set forth in the Plan may be waived, in whole or in part, by the Debtors with the consent of the Creditors' Committee, which consent shall not be unreasonably withheld, without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their reasonable discretion based on the circumstances giving rise to the failure of such condition to be satisfied. The failure of the Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

J.       Retention of Jurisdiction

         Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, the following matters:

         1. to hear and determine pending motions for the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid to such Claim holders;

         2. to adjudicate any and all Causes of Action adversary proceedings, applications and contested matters that have been or hereafter are commenced or maintained in or in connection with the Chapter 11 Cases or the Plan, including, without limitation, any adversary proceeding or contested matter, proceedings to adjudicate the allowance of Disputed Claims, and all controversies and issues arising from or relating to any of the foregoing;

         3. to ensure that distributions to Allowed Claim holders are accomplished as provided herein;

         4. to hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim, in whole or in part;

         5. to enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

         6. to issue orders in aid of execution, implementation or consummation of the Plan;

         7. to consider any modifications of the Plan with respect to any Debtor, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

         8. to hear and determine all matters involving claims or Causes of Action involving any of the Debtors or their property;

         9. to hear and determine all applications for allowance of compensation and reimbursement of Professional Claims under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

         10. to hear and determine all motions or objections regarding compensation and reimbursement of expenses made by any professionals, including, without limitation, the ability of the Bankruptcy Court to enter an order to show cause and commence a hearing to examine any issue concerning the fees and expenses of any professionals;

         11. to determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

         12. to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with this Plan;

         13. to hear and determine all suits or adversary proceedings to recover assets of any of the Debtors and property of their Estates, wherever located;

         14. to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

         15. to hear any other matter not inconsistent with the Bankruptcy Code;

         16. to hear and determine all disputes involving the existence, nature or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

         17. to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Litigation Trust and, if the Plan is implemented pursuant to the Trust Structure, any trust formed under the Trust Structure;

         18.      to enter a final decree closing the Chapter 11 Cases;

         19. to hear and determine all matters relating to the SIP Subrogation Claims; and

         20. to enforce all orders previously entered by the Bankruptcy Court.

Notwithstanding anything contained herein to the contrary, the Bankruptcy Court retains exclusive jurisdiction to hear and determine disputes concerning (i) Claims or (ii) Causes of Action and any motions to compromise or settle such disputes. Despite the foregoing, if the Bankruptcy Court is determined not to have jurisdiction with respect to the foregoing, or if the Reorganized Debtors choose to pursue any Claim or Cause of Action (as applicable) in another court of competent jurisdiction, the Reorganized Debtors will have authority to bring such action in any other court of competent jurisdiction.

                   XIII. ALTERNATIVES TO CONFIRMATION AND
                          CONSUMMATION OF THE PLAN

         The Debtors believe that the Plan affords holders of Claims and Interests the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders.

         If the Plan is not confirmed, however, the theoretical alternatives include (a) continuation of the pending Chapter 11 Cases, (b) an alternative plan or plans of reorganization, or (c) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.       Continuation of the Chapter 11 Cases

         If the Debtors remain in Chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors in Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could retain employees and implement the run off strategy in protracted Chapter 11 cases. Ultimately, the Debtors (or other parties in interest) could propose another plan or liquidate under Chapter 7.

B.       Alternative Plans of Reorganization

         If the Plan is not confirmed, the Debtors, or, if the Bankruptcy Court did not grant further extensions of the Debtors' exclusive period in which to solicit a reorganization plan, any other party in interest in the Chapter 11 Cases, could propose a different plan or plans. Such plans might involve either a reorganization and continuation of the Debtors' businesses, an orderly liquidation of their assets, or a combination of both. The Debtors believe that the Plan provides the best return for all stakeholders.

C.       Liquidation under Chapter 7 or Chapter 11

         If no plan is confirmed, the Debtors' Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee or trustees would be appointed to liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims and Interests.

         The Debtors believe that in liquidation under Chapter 7, before creditors receive any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the estates. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors' operations and the failure to realize the greater going concern value of the Debtors' assets.

         The Debtors also may be liquidated pursuant to the provisions of a Chapter 11 plan. In a liquidation under Chapter 11, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the Claim holders of the Debtors under a Chapter 11 liquidation plan likely would be delayed substantially.

         The liquidation analysis for the Comdisco Debtors and the Prism Debtors, prepared with the assistance of the Debtors' financial advisors, is premised upon a liquidation in a Chapter 7 case and is annexed as Appendix C-1 and C-2, respectively, to this Disclosure Statement. In the liquidation analyses, the Debtors have taken into account the nature, status and underlying value of their assets, the ultimate realizable value of their assets, and the extent to which such assets are subject to liens and security interests.

         The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of the Debtors' assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan. In the opinion of the Debtors, the recoveries projected to be available in liquidation of the Debtors are not likely to afford holders of Claims as great a realization potential as does the Plan.

                          XIV. VOTING REQUIREMENTS

         On June 13, 2002, the Bankruptcy Court entered an Order approving, among other things, this Disclosure Statement, setting voting procedures and scheduling the hearing on confirmation of the Plan (the "Procedures Order"). A copy of the Notice of Confirmation Hearing is enclosed with this Disclosure Statement. The Notice of the Confirmation Hearing sets forth in detail, among other things, the voting deadlines and objection deadlines. The Notice of Confirmation Hearing and the instructions attached to the Ballot should be read in connection with this section of this Disclosure Statement.

         If you are the holder of a Claim entitled to vote on the Plan other than a Claim arising out of the Prepetition Notes or Old Equity, and you have any questions about (a) the procedure for voting your Claim, (b) the packet of materials that you have received or (c) the amount of your Claim, or if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact Logan & Company, Inc. at the following address:

                            LOGAN & COMPANY, INC.
                            ATTN: COMDISCO, INC.
                            546 VALLEY ROAD
                            UPPER MONTCLAIR, NEW JERSEY 07043

         If you are the holder of a Claim arising out of the Prepetition Notes or Old Equity, and you have any questions about (a) the procedure for voting your Claim or Interest, (b) the packet of materials that you have received or (c) the amount of your Claim or Interest, or if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact the Innisfree M&A Incorporated at the following address:

                            INNISFREE M&A INCORPORATED
                            ATTN: COMDISCO, INC.
                            501 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

         The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the disclosures by the Debtors concerning the Plan have been adequate and have included information concerning all payments made or promised by the Debtors in connection with the Plan and the Chapter 11 Cases. In addition, the Bankruptcy Court must determine that the Plan has been proposed in good faith and not by any means forbidden by law, and under Bankruptcy Rule 3020(b)(2), it may do so without receiving evidence if no objection is timely filed.

         In particular, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Plan has been accepted by the requisite votes of all Classes of Impaired Claims and Interests unless approval will be sought under section 1129(b) of the Bankruptcy Code in spite of the dissent of one or more such Classes, (b) the Plan is "feasible," which means that there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their businesses without further financial reorganization or liquidation, and (c) the Plan is in the "best interests" of all Claim holders, which means that such holders will receive at least as much under the Plan as they would receive in a liquidation under Chapter 7 of the Bankruptcy Code. The Bankruptcy Court must find that all conditions mentioned above are met before it can confirm the Plan. Thus, even if all the Classes of Impaired Claims against the Debtors accept the Plan by the requisite votes, the Bankruptcy Court must make an independent finding that the Plan conforms to the requirements of the Bankruptcy Code, that the Plan is feasible, and that the Plan is in the best interests of the holders of Claims against the Debtors. These statutory conditions to confirmation are discussed above.

         UNLESS THE BALLOT OR MASTER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE APPLICABLE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE PROCEDURES ORDER PROVIDES FOR THE REJECTION OF SUCH BALLOT AS INVALID AND, THEREFORE, SUCH BALLOT SHALL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN. IN NO CASE SHOULD A BALLOT BE DELIVERED TO THE DEBTORS OR ANY OF THEIR ADVISORS.

A.       Parties in Interest Entitled to Vote

         Under section 1124 of the Bankruptcy Code, a class of claims is deemed to be "impaired" under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

         In general, a holder of a claim or interest may vote to accept or to reject a plan if (1) the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest, and (2) the claim or interest is impaired by the Plan. If the holder of an impaired claim or interest will not receive any distribution under the plan in respect of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan. If the claim or interest is not impaired, the Bankruptcy Code deems that the holder of such claim or interest has accepted the plan and the plan proponent need not solicit such holder's vote.

         The holder of a Claim against the Debtors that is "impaired" under the Plan is entitled to vote to accept or reject the Plan if (1) the Plan provides a distribution in respect of such Claim, and (2)(a) the Claim has been scheduled by the Debtors (and such claim is not scheduled as disputed, contingent or unliquidated), or (b) it has filed a proof of claim on or before the bar date applicable to such holder, pursuant to sections 502(a) and 1126(a) of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 3003 and 3018. Any Claim as to which an objection has been timely filed and has not been withdrawn or dismissed is not entitled to vote, unless the Bankruptcy Court, pursuant to Federal Rule of Bankruptcy Procedure 3018(a), upon application of the holder of the Claim with respect to which there has been an objection, temporarily allows the Claim in an amount that the Bankruptcy Court deems proper for the purpose of accepting or rejecting the Plan.

         A vote may be disregarded if the Bankruptcy Court determines, pursuant to section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Procedures Order also sets forth assumptions and procedures for tabulating Ballots that are not completed fully or correctly.

B.       Classes Impaired Under the Plan

         1.       Voting Impaired Classes of Claims

         The following Classes are Impaired under, and entitled to vote on, the Plan:

                           Class C-3        Class P-3
                           Class C-4
                           Class C-5A
                           Class C-5B

         2.       Non-Voting Impaired Classes of Claims

         The Class listed below is not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, Interest holders in such Class are deemed to reject the Plan, and the votes of such Interest holders will not be solicited.

                           Class P-4

         3.       Unimpaired Classes of Claims and Interests

         The Classes of Claims listed below are Unimpaired under the Plan and deemed under section 1126(f) of the Bankruptcy Code to have accepted the Plan. Their votes to accept or reject the Plan will not be solicited. Acceptances of the Plan are being solicited only from those who hold Claims in an Impaired Class whose members will receive a distribution under the Plan.

                  Class C-1 (Secured Claims against Comdisco) Class C-2 (Other Priority Claims against Comdisco) Class P-1 (Secured Claims against Prism) Class P-2 (Other Priority Claims against Prism)


                               XV. CONCLUSION

         This Disclosure Statement was approved by the Bankruptcy Court after notice and a hearing. The Bankruptcy Court has determined that this Disclosure Statement contains information adequate to permit Claim holders and Interest holders to make an informed judgment about the Plan. Such approval, however, does not mean that the Bankruptcy Court recommends either acceptance or rejection of the Plan.

A.       Hearing on and Objections to Confirmation

         1.       Confirmation Hearing

         The hearing on confirmation of the Plan has been scheduled for July 30, 2002 at 10:30 a.m. (Central Time). Such hearing may be adjourned from time to time by announcing such adjournment in open court, all without further notice to parties in interest, and the Plan may be modified by the Debtors pursuant to section 1127 of the Bankruptcy Code prior to, during, or as a result of that hearing, without further notice to parties in interest.

         2.       Date Set for Filing Objections to Confirmation

         The time by which all objections to confirmation of the Plan must be filed with the Bankruptcy Court and received by the parties listed in the Confirmation Hearing Notice has been set for July 16, 2002 at 4:00 p.m. (Central Time). A copy of the Confirmation Hearing Notice has been provided with this Disclosure Statement.

B.       Recommendation

         The Plan provides for an equitable and early distribution to the Debtors' Creditors. The Debtors believe that any alternative to confirmation of the Plan, such as liquidation or attempts by another party in interest to file a plan, could result in significant delays, litigation and costs. Moreover, the Debtors believe that creditors will receive greater and earlier recoveries under the Plan than those that would be achieved in liquidation.

         ACCORDINGLY, THE DEBTORS, THE CREDITORS' COMMITTEE AND THE EQUITY COMMITTEE BELIEVE THAT THE CONFIRMATION AND CONSUMMATION OF THE PLAN IS PREFERABLE TO ALL OTHER ALTERNATIVES. FOR THESE REASONS, THE DEBTORS URGE YOU TO RETURN YOUR BALLOT ACCEPTING THE PLAN.

Dated:   Chicago, Illinois
         June 13, 2002
                                    Respectfully submitted,

                                    COMDISCO, INC. AND ITS AFFILIATES AND
                                    SUBSIDIARIES THAT ARE DEBTORS AND
                                    DEBTORS IN POSSESSION IN THE CHAPTER 11
                                    CASES




                                    By:    /s/ Norman P. Blake
                                           ---------------------------------
                                           Norman P. Blake
                                           Chairman and Chief Executive Officer
                                           of Comdisco, Inc.

Counsel:

By:       /s/ John Wm. Butler, Jr.
         --------------------------------
         John Wm. Butler, Jr.
         George N. Panagakis
         Felicia Gerber Perlman
         SKADDEN, ARPS, SLATE,
              MEAGHER & FLOM (ILLINOIS)
         333 West Wacker Drive
         Chicago, Illinois  60606-1285
         (312) 407-0700

         ATTORNEYS FOR DEBTORS




                                 APPENDIX A

                           PLAN OF REORGANIZATION


                   IN THE UNITED STATES BANKRUPTCY COURT
                   FOR THE NORTHERN DISTRICT OF ILLINOIS
                              EASTERN DIVISION

In re:                                  )        Chapter 11
                                        )
COMDISCO, INC.                          )        (Jointly Administered)
et al.,                                 )
                  Debtors.              )        Case No.  01-24795



               FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
                 COMDISCO, INC. AND ITS AFFILIATED DEBTORS
                         AND DEBTORS IN POSSESSION













John Wm. Butler, Jr.
George N. Panagakis
Felicia Gerber Perlman
SKADDEN, ARPS, SLATE, MEAGHER
     & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois  60606-1285
(312) 407-0700


ATTORNEYS FOR DEBTORS
Dated:   June 13, 2002






                             TABLE OF CONTENTS

                                                                                                      PAGE

INTRODUCTION........................................................................................A - 1

ARTICLE I

     DEFINED TERMS AND RULES OF INTERPRETATION......................................................A - 4
     A.  Definitions................................................................................A - 4
           1.1      "Administrative Claim"..........................................................A - 4
           1.2      "Administrative Claims Bar Date"................................................A - 4
           1.3      "Affiliate Debtors".............................................................A - 4
           1.4      "Affiliate Interest"............................................................A - 4
           1.5      "Affiliates"....................................................................A - 4
           1.6      "Allowed".......................................................................A - 4
           1.7      "Allowed Claim".................................................................A - 4
           1.8      "Allowed ... Claim".............................................................A - 4
           1.9      "Avoidance Claims"..............................................................A - 4
           1.10     "Ballot"........................................................................A - 5
           1.11     "Bankruptcy Code"...............................................................A - 5
           1.12     "Bankruptcy Court"..............................................................A - 5
           1.13     "Bankruptcy Rules"..............................................................A - 5
           1.14     "Bar Date"......................................................................A - 5
           1.15     "Bar Date Order"................................................................A - 5
           1.16     "Business Day"..................................................................A - 5
           1.17     "Cash"..........................................................................A - 5
           1.18     "Cash Reserve"..................................................................A - 5
           1.19     "Causes of Action"..............................................................A - 5
           1.20     "Certificates of Incorporation and By-laws".....................................A - 5
           1.21     "Chapter 11 Cases"..............................................................A - 5
           1.22     "Chief Executive Officer".......................................................A - 6
           1.23     "Claim".........................................................................A - 6
           1.24     "Claims Objection Deadline".....................................................A - 6
           1.25     "Class".........................................................................A - 6
           1.26     "Class C-5".....................................................................A - 6
           1.27     "Collateral"....................................................................A - 6
           1.28     "Comdisco"......................................................................A - 6
           1.29     "Comdisco Debtors"..............................................................A - 6
           1.30     "Comdisco/Prism Intercompany General Unsecured Claim"...........................A - 6
           1.31     "Comdisco/Prism Intercompany Secured Claim" ....................................A - 6
           1.32     "Confirmation Date".............................................................A - 6
           1.33     "Confirmation Hearing"..........................................................A - 6
           1.34     "Confirmation Order"............................................................A - 6
           1.35     "Continuing Company Structure" .................................................A - 6
           1.36     "Contingent Equity Distribution" ...............................................A - 7
           1.37     "Creditors' Committee"..........................................................A - 7
           1.38     "Cure"..........................................................................A - 7
           1.39     "Debtors".......................................................................A - 7
           1.40     "Disallowed Claim"..............................................................A - 7
           1.41     "Disbursing Agent"..............................................................A - 7
           1.42     "Disclosure Statement"..........................................................A - 7
           1.43     "Disclosure Statement Hearing"..................................................A - 7
           1.44     "Disputed Claim"................................................................A - 7
           1.45     "Disputed Claim Reserve"........................................................A - 7
           1.46     "Distribution Date".............................................................A - 7
           1.47     "Effective Date"................................................................A - 7
           1.48     "Equity Committee"..............................................................A - 8
           1.49     "Estates".......................................................................A - 8
           1.50     "Exchange Act"..................................................................A - 8
           1.51     "Exhibit".......................................................................A - 8
           1.52     "Exhibit Filing Date"...........................................................A - 8
           1.53     "Existing Securities"...........................................................A - 8
           1.54     "Face Amount"...................................................................A - 8
           1.55     "Final Order"...................................................................A - 8
           1.56     "General Unsecured Claim".......................................................A - 8
           1.57     "General Unsecured Convenience Claim"...........................................A - 8
           1.58     "Impaired"......................................................................A - 8
           1.59     "Indemnification Rights"........................................................A - 8
           1.60     "Indemnitee"....................................................................A - 8
           1.61     "Initial Distribution"..........................................................A - 8
           1.62     "Intercompany Claim"............................................................A - 8
           1.63     "Interest"......................................................................A - 9
           1.64     "IRC"...........................................................................A - 9
           1.65     "IRS"...........................................................................A - 9
           1.66     "Joint Fee Review Committee"....................................................A - 9
           1.67     "Litigation Trust"..............................................................A - 9
           1.68     "Management Incentive Plan".....................................................A - 9
           1.69     "Management Participation Agreement"............................................A - 9
           1.70     "Net Available Comdisco Cash"...................................................A - 9
           1.71     "Net Available Prism Proceeds"..................................................A - 9
           1.72     "Net Proceeds"..................................................................A - 9
           1.73     "Net Trust Recoveries"..........................................................A - 9
           1.74     "Newco Structure" ..............................................................A - 9
           1.75     "New Common Shares".............................................................A - 9
           1.76     "New Europe Holding Company"...................................................A - 10
           1.77     "New Europe Holding Company Common Shares".....................................A - 10
           1.78     "New Indentures Filing Date"...................................................A - 10
           1.79     "New Indenture Trustees".......................................................A - 10
           1.80     "New Leasing Company"..........................................................A - 10
           1.81     "New Leasing Company Common Shares"............................................A - 10
           1.82     "New PIK Notes"................................................................A - 10
           1.83     "New PIK Notes Indenture"......................................................A - 10
           1.84     "New PIK Notes Indenture Trustee"..............................................A - 10
           1.85     "New Senior Notes".............................................................A - 10
           1.86     "New Senior Notes Indenture"...................................................A - 10
           1.87     "New Senior Notes Indenture Trustee"...........................................A - 10
           1.88     "New Subsidiary Companies".....................................................A - 10
           1.89     "New Subsidiary Companies Common Shares".......................................A - 10
           1.90     "New Ventures Company".........................................................A - 11
           1.91     "New Ventures Company Common Shares"...........................................A - 11
           1.92     "Old Common Stock" ............................................................A - 11
           1.93     "Old Equity"...................................................................A - 11
           1.94     "Old Preferred Stock"..........................................................A - 11
           1.95     "Operating Reserve"............................................................A - 11
           1.96     "Other  Priority Claim"........................................................A - 11
           1.97     "Person".......................................................................A - 11
           1.98     "Petition Date"................................................................A - 11
           1.99     "Plan".........................................................................A - 11
           1.100    "Plan Schedules"...............................................................A - 11
           1.101    "Prepetition Administrative Agents"............................................A - 11
           1.102    "Prepetition Bank Claims"......................................................A - 11
           1.103    "Prepetition Citibank 364 Day Global Credit Facility"..........................A - 11
           1.104    "Prepetition Citibank Global Credit Facility"..................................A - 11
           1.105    "Prepetition Credit Agreements"................................................A - 12
           1.106    "Prepetition Indentures".......................................................A - 12
           1.107    "Prepetition Indenture Trustees"...............................................A - 12
           1.108    "Prepetition Indenture Trustees Charging Lien".................................A - 12
           1.109    "Prepetition Indenture Trustees Fees"..........................................A - 12
           1.110    "Prepetition Lenders"..........................................................A - 12
           1.111    "Prepetition National Westminster Bank 364 Day Credit Facility"................A - 12
           1.112    "Prepetition National Westminster Bank Credit Facility"........................A - 12
           1.113    "Prepetition Notes"............................................................A - 12
           1.114    "Prepetition Note Claims"......................................................A - 12
           1.115    "Priority Tax Claim"...........................................................A - 12
           1.116    "Prism"........................................................................A - 13
           1.117    "Prism Debtors"................................................................A - 13
           1.118    "Pro Rata".....................................................................A - 13
           1.119    "Professional".................................................................A - 13
           1.120    "Professional Claim"...........................................................A - 13
           1.121    "Professional Fee Order".......................................................A - 13
           1.122    "Quarter"......................................................................A - 13
           1.123    "Quarterly Distribution".......................................................A - 13
           1.124    "Quarterly Distribution Date"..................................................A - 13
           1.125    "Record Date"..................................................................A - 13
           1.126    "Registration Rights Agreement"................................................A - 13
           1.127    "Reinstated" or "Reinstatement" ...............................................A - 13
           1.128    "Released Party" ..............................................................A - 14
           1.129    "Reorganized ..."..............................................................A - 14
           1.130    "Reorganized Comdisco".........................................................A - 14
           1.131    "Reorganized Debtor" or "Reorganized Debtors"..................................A - 14
           1.132    "Reorganized Prism Common Stock"...............................................A - 14
           1.133    "Restructuring Professional"...................................................A - 14
           1.134    "Restructuring Transaction"....................................................A - 14
           1.135    "Scheduled"....................................................................A - 14
           1.136    "Schedules"....................................................................A - 14
           1.137    "Secured Claim"................................................................A - 14
           1.138    "Securities Act"...............................................................A - 15
           1.139    "Securities Class Action"......................................................A - 15
           1.140    "SIP"..........................................................................A - 15
           1.141    "SIP Election Date"............................................................A - 15
           1.142    "SIP Guarantee Agreement"......................................................A - 15
           1.143    "SIP Lenders"..................................................................A - 15
           1.144    "SIP Notes" ...................................................................A - 15
           1.145    "SIP Participants".............................................................A - 15
           1.146    "SIP Release"..................................................................A - 15
           1.147    "SIP Subrogation Claims".......................................................A - 15
           1.148    "Subordinated Claims"..........................................................A - 15
           1.149    "Supplemental  Distribution Account"...........................................A - 15
           1.150    "Trust Advisory Board".........................................................A - 15
           1.151    "Trust Agreement"..............................................................A - 15
           1.152    "Trust Assets".................................................................A - 15
           1.153    "Trust Expenses"...............................................................A - 16
           1.154    "Trust Recoveries".............................................................A - 16
           1.155    "Trust Structure"..............................................................A - 16
           1.156    "Trustee"......................................................................A - 16
           1.157    "Unimpaired Claim".............................................................A - 16
           1.158    "Voting Deadline"..............................................................A - 16
           1.159    "Voting Record Date"...........................................................A - 16
     B.  Rules of Interpretation...................................................................A - 16
     C.  Computation of Time.......................................................................A - 16
     D.  References to Monetary Figures............................................................A - 17
     E.  Exhibits and Plan Schedules...............................................................A - 17

ARTICLE II

     ADMINISTRATIVE EXPENSES AND PRIORITY TAX CLAIMS...............................................A - 17
           2.1      Administrative Claims..........................................................A - 17
           2.2      Priority Tax Claims............................................................A - 17

ARTICLE III

     CLASSIFICATION OF CLAIMS AND INTERESTS........................................................A - 17
           3.1      Classification of Claims Against and Interests in the Comdisco Debtors.........A - 18
           3.2      Classification of Claims Against and Interests in the Prism Debtors............A - 18

ARTICLE IV

     IDENTIFICATION OF CLASSES OF CLAIMS AND
     INTERESTS IMPAIRED AND NOT IMPAIRED BY THE PLAN...............................................A - 18
           4.1      Unimpaired Classes of Claims...................................................A - 18
           4.2      Impaired Classes of Claims and Interests.......................................A - 18

ARTICLE V

     PROVISIONS FOR TREATMENT OF CLAIMS AND INTERESTS..............................................A - 19
           5.1      Comdisco.......................................................................A - 19
           5.2      Prism..........................................................................A - 20
           5.3      Special Provision Regarding Unimpaired Claims..................................A - 21

ARTICLE VI

     ACCEPTANCE OR REJECTION OF THE PLAN...........................................................A - 21
           6.1      Classes Entitled to Vote.......................................................A - 21
           6.2      Acceptance by Impaired Classes.................................................A - 21
           6.3      Presumed Acceptances by Unimpaired Classes.....................................A - 21
           6.4      Classes Deemed to Reject Plan..................................................A - 21
           6.5      Summary of Classes Voting on the Plan..........................................A - 21
           6.6      Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code................A - 21
           6.7      Confirmability and Severability of a Plan......................................A - 22

ARTICLE VII

     MEANS FOR IMPLEMENTATION OF THE PLAN..........................................................A - 22
           7.1      Corporate or Trust Existence...................................................A - 22
           7.2      Substantive Consolidation......................................................A - 23
           7.3      Order Granting Substantive Consolidation.......................................A - 24
           7.4      Revesting of Assets; Releases of Liens.........................................A - 24
           7.5      Directors and Officers of the Reorganized Debtors..............................A - 24
           7.6      Certificates of Incorporation, By-laws and Trust Documents.....................A - 25
           7.7      Corporate or Trust Action......................................................A - 25
           7.8      Cancellation of Existing Securities............................................A - 25
           7.9      Issuance of New Securities and Related Documentation...........................A - 25
           7.10     Sources of Cash for Plan Distributions.........................................A - 26
           7.11     Use of Cash....................................................................A - 26
           7.12     Exclusivity Period.............................................................A - 26
           7.13     Exemption from Certain Transfer Taxes..........................................A - 26
           7.14     Preservation of Causes of Action...............................................A - 26
           7.15     Effectuating Documents; Further Transactions...................................A - 26
           7.16     Employee Benefits and Retiree Benefits.........................................A - 26
           7.17     Management Incentive Plan and Management Participation Agreement...............A - 27

ARTICLE VIII

     TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES.........................................A - 27
           8.1      Assumption of Executory Contracts and Unexpired Leases.........................A - 27
           8.2      Rejection of Executory Contracts and Unexpired Leases..........................A - 27
           8.3      Cure of Defaults of Assumed Executory Contracts and Unexpired Leases...........A - 27
           8.4      Rejection Damages Bar Date.....................................................A - 28

ARTICLE IX

     PROVISIONS GOVERNING DISTRIBUTIONS............................................................A - 28
           9.1      Time of Distributions..........................................................A - 28
           9.2      Interest on Claims.............................................................A - 28
           9.3      Disbursing Agent...............................................................A - 28
           9.4      Delivery of Distributions......................................................A - 28
           9.5      Record Date for Distributions..................................................A - 29
           9.6      Surrender of Securities and Instruments........................................A - 29
           9.7      Services of Prepetition Indenture Trustees, Prepetition Administrative
                    Agents and Servicers...........................................................A - 30
           9.8      Allocation of Plan Distributions Between Principal and Interest................A - 30
           9.9      Withholding and Reporting Requirements.........................................A - 30
           9.10     Means of Cash Payment..........................................................A - 31
           9.11     Fractional Shares..............................................................A - 31
           9.12     Setoffs........................................................................A - 31

ARTICLE X

     PROCEDURES FOR RESOLVING DISPUTED,
     CONTINGENT AND UNLIQUIDATED CLAIMS............................................................A - 31
           10.1     Claims Administration Responsibility...........................................A - 31
           10.2     Objection Deadline; Prosecution of Objections..................................A - 31
           10.3     No Distributions Pending Allowance.............................................A - 31
           10.4     Disputed Claim Reserve.........................................................A - 32
           10.5     Distributions After Allowance..................................................A - 32

ARTICLE XI

     ALLOWANCE AND PAYMENT OF CERTAIN ADMINISTRATIVE CLAIMS........................................A - 32
           11.1     Professional Claims............................................................A - 32
           11.2     Other Administrative Claims....................................................A - 33

ARTICLE XII

     LITIGATION TRUST..............................................................................A - 33
           12.1     Appointment of Trustee.........................................................A - 33
           12.2     Transfer of Trust Assets to the Litigation Trust...............................A - 33
           12.3     The Litigation Trust...........................................................A - 33
           12.4     The Trust Advisory Board.......................................................A - 34
           12.5     Distributions of Trust Assets..................................................A - 35

ARTICLE XIII

     CONFIRMATION AND CONSUMMATION OF THE PLAN.....................................................A - 36
           13.1     Conditions to Confirmation.....................................................A - 36
           13.2     Conditions to Effective Date...................................................A - 36
           13.3     Waiver of Conditions...........................................................A - 36

ARTICLE XIV

     EFFECT OF THE PLAN ON CLAIMS AND INTERESTS....................................................A - 36
           14.1     Discharge of the Debtors.......................................................A - 36
           14.2     Compromises and Settlements....................................................A - 37
           14.3     Satisfaction of Subordination Rights...........................................A - 37
           14.4     Exculpation and Limitation of Liability........................................A - 37
           14.5     Indemnification Obligations....................................................A - 38
           14.6     Releases by Debtors and Debtors in Possession..................................A - 38
           14.7     Release by Holders of Claims and Interests.....................................A - 38
           14.8     Injunction.....................................................................A - 39
           14.9     SIP Release....................................................................A - 39

ARTICLE XV

     RETENTION OF JURISDICTION.....................................................................A - 41

ARTICLE XVI

     MISCELLANEOUS PROVISIONS......................................................................A - 42
           16.1     Binding Effect.................................................................A - 42
           16.2     Payment of Statutory Fees......................................................A - 42
           16.3     Amendment or Modification of the Plan..........................................A - 42
           16.4     Revocation, Withdrawal or Non-Consummation.....................................A - 43
           16.5     Notice.........................................................................A - 43
           16.6     Governing Law..................................................................A - 43
           16.7     Tax Reporting and Compliance...................................................A - 43
           16.8     Committees.....................................................................A - 43
           16.9     Term of Injunctions or Stays...................................................A - 44
           16.10    No Waiver or Estoppel..........................................................A - 44




                                  Exhibits
                                  --------

Exhibit A           Form of Certificate of Incorporation of Reorganized
                    Comdisco and New Subsidiary Companies

Exhibit B           Form of By-laws of Reorganized Comdisco and New
                    Subsidiary Companies

Exhibit C-1         Contingent Equity Distribution Thresholds

Exhibit C-2         Contingent Equity Distribution Agreement

Exhibit D-1         Term Sheet for New PIK Notes Indenture

Exhibit D-2         Form of New PIK Notes Indenture

Exhibit E-1         Term Sheet for New Senior Notes Indenture

Exhibit E-2         Form of New Senior Notes Indenture

Exhibit F           Form of Registration Rights Agreement

Exhibit G           Form of Trust Agreement

Exhibit H           SIP Release




                                 Schedules

Schedule 8.1 List of executory contracts and unexpired leases to be assumed

Schedule 8.2 List of executory contracts and unexpired leases to be rejected




                                INTRODUCTION

         Comdisco, Inc. ("Comdisco") and fifty of its domestic Affiliates (as defined below; and together with Comdisco, the "Debtors"), debtors and debtors-in-possession in the above-captioned jointly administered chapter 11 reorganization cases, hereby propose the following first amended joint plan of reorganization for the resolution of the outstanding claims against and interests in the Debtors. Capitalized terms used herein shall have the meanings ascribed to such terms in Article I.

         None of Comdisco's subsidiaries located outside of the United States have commenced cases under chapter 11 of the Bankruptcy Code or similar proceedings in any other jurisdiction. These subsidiaries continue to operate their businesses outside of bankruptcy.

         These reorganization cases have been consolidated for procedural purposes only and are being jointly administered pursuant to an order of the Bankruptcy Court. As set forth herein, the Plan contemplates the substantive consolidation of the Debtors into two groups. First, the Plan contemplates the substantive consolidation of the Estates of all of the Comdisco Debtors and second the Plan contemplates the substantive consolidation of the Estates of all of the Prism Debtors. The Plan does not contemplate the substantive consolidation of the Estates of the Comdisco Debtors with the Estates of the Prism Debtors. Each Debtor is a proponent of a Plan contained herein within the meaning of section 1129 of the Bankruptcy Code. For voting and distribution purposes, the Plan contemplates separate classes for the Comdisco Debtors and for the Prism Debtors. The distributions to be made to claimants in each of such classes are set forth herein.

         A complete list of the Debtors is set forth below. The list identifies each Debtor by its case number in these chapter 11 cases and designates the Debtor as a Comdisco Debtor or a Prism Debtor. In addition, set forth below is a list of non-debtor domestic subsidiaries and a list of the non-debtor foreign subsidiaries for Comdisco. The jurisdiction of incorporation of each Debtor and non-debtor also is designated.


                                          Comdisco Debtors
                                          ----------------

o        Comdisco, Inc. (Delaware), 01-24795              o         Comdisco Labs, Inc. (Delaware), 01-24834
o        CDC Realty, Inc. (Illinois), 01-24838            o         Comdisco Medical Exchange, Inc.
o        CDS Foreign Holdings, Inc. (Delaware), 01-                 (Delaware), 01-24828
         24843                                            o         Comdisco Trade, Inc. (Delaware), 01-24806
o        Comdisco Equipment Solutions, Inc.               o         Computer Discount Corporation (Illinois), 01-
         (Delaware), 01-2480                                        24845
o        Comdisco Financial Services, Inc.                o         Hybrid Venture Partners, L.P. (Delaware), 01-
         (Delaware), 01-24811                                       24841
o        Comdisco Healthcare Group, Inc. (Delaware),      o         Rosemont Equities, L.L.C. (Delaware), 01-
         01-24822                                                   24844
o        Comdisco International Holdings, Inc.            o         Rosemont Venture Management I, L.L.C.
         (Delaware), 01-24798                                       (Delaware), 01-24842
o        Comdisco Investment Group, Inc. (Delaware),
         01-24817




                                                Prism Debtors
                                                -------------

o        Prism Communication Services, Inc.               o         Prism Maryland Operations, LLC (Delaware),
         (Delaware), 01-24830                                       01-24831
o        Prism Arizona Operations, LLC (Delaware),        o         Prism Massachusetts Operations, LLC
         01-24836                                                   (Delaware), 01-24839
o        Prism California Operations, LLC (Delaware),     o         Prism Michigan Operations, LLC (Delaware),
         01-24837                                                   01-24835
o        Prism Canada Operations, LLC (Delaware),         o         Prism Minnesota Operations, LLC
         01-24796                                                   (Delaware), 01-24840
o        Prism Canada Operations, Inc. (Delaware),        o         Prism Missouri Operations, LLC (Delaware),
         01-24797                                                   01-24800
o        Prism Colorado Operations, LLC (Delaware),       o         Prism New Jersey Operations, LLC
         01-24803                                                   (Delaware), 01-24804
o        Prism Connecticut Operations, LLC                o         Prism New York Operations, LLC
         (Delaware), 01-24803                                       (Delaware), 01-24808
o        Prism D.C. Operations, LLC (Delaware), 01-       o         Prism North Carolina Operations, LLC
         24807                                                      (Delaware), 01-24813
o        Prism Delaware Operations, LLC (Delaware),       o         Prism Ohio Operations, LLC (Delaware), 01-
         01-24812                                                   24818
o        Prism Florida Operations, LLC (Delaware),        o         Prism Operations, LLC (Delaware), 01-24823
         01-24810                                         o         Prism Oregon Operations, LLC (Delaware),
o        Prism Georgia Operations, LLC (Delaware),                  01-24799
         01-24814                                         o         Prism Pennsylvania Operations, LLC
o        Prism Illinois Operations, LLC (Delaware),                 (Delaware), 01-24805
         01-24816                                         o         Prism Resp Org, LLC (Delaware), 01-24809
o        Prism Indiana Operations, LLC (Delaware),        o         Prism Rhode Island Operations, LLC
         01-24820                                                   (Delaware), 01-24815
o        Prism Investments Inc. (Delaware), 01-24819      o         Prism Texas Operations, LLC (Delaware), 01-
o        Prism Kansas Operations, LLC (Delaware),                   24821
         01-24826                                         o         Prism Virginia Operations, LLC (Delaware),
o        Prism Kentucky Operations, LLC (Delaware),                 01-24825
         01-24824                                         o         Prism Washington Operations, LLC
o        Prism Leasing, LLC (Delaware), 01-24829                    (Delaware), 01-24827
o        Prism Management Services, LLC                   o         Prism Wisconsin Operations, LLC
         (Delaware), 01-24832                                       (Delaware), 01-24833




                                      Non-Debtor Domestic Subsidiaries
                                      --------------------------------


o        CDO Capital L.L.C. (Delaware)                    o         Leasehold Finance, L.L.C. (DE)
o        CDO RM, Inc. (Delaware)                          o         Technology Receivables, L.L.C. (DE)
o        Comdisco Canada Finance, L.L.C. (Delaware)




                                       Non-Debtor Foreign Subsidiaries
                                       -------------------------------

o        628761 Alberta Ltd. (Alberta, Canada)            o         Comdisco  Finance (Nederland) B.V.
o        CES Holdings (Europe) C.V. (The                            (Netherlands)
         Netherlands)                                     o         Comdisco France S.A. (France)
o        Comdisco Asia Pte, Ltd. (Singapore)              o         Comdisco Global, Inc (Cayman Islands)
o        Comdisco Australia PTY Ltd. (New South           o         Comdisco GmbH & Co. Leasing and Finance
         Wales, Australia)                                          KG  (Germany)
o        Comdisco Austria GmbH (Austria)                  o         Comdisco Holdings (U.K.) Limited (England
o        Comdisco Belgium S.P.R.L. (Belgium)                        and Wales)
o        Comdisco Canada Equipment Finance                o         Comdisco Hungaria Kft (Budapest, Hungary)
         (Ontario, Canada)                                o         Comdisco International Holdings, Ltd.
o        Comdisco  Canada, Ltd. (Ontario, Canada)                   (Cayman Islands)
o        Comdisco Ceska Republika S.R.O (Czech            o         Comdisco Ireland Limited(Dublin, Ireland)
         Republic)                                        o         Comdisco Italia S.p.A. (Milan, Italy)
o        COMDISCO Continuity Services                     o         Comdisco Lease Finance Partnership, L.P.
         DEUTSCHLAND GMBH (Germany)                                 (Cayman Islands)
o        Comdisco Continuity Services (France) S.A.       o         Comdisco Management GmbH (Germany)
         (France)                                         o         Comdisco New Zealand (New Zealand)
o        Comdisco Continuity Services (UK) Limited        o         Comdisco Polska S.P.Z.O.O.  (Poland)
         (England and Wales)                              o         Comdisco Services (Canada) Ltd. (Ontario,
o        Comdisco de Mexico, S.A. de C.V. (Mexico)                  Canada)
o        Comdisco Deutschland GmbH (Germany)              o         Comdisco Software Development Company
o        Comdisco Direct (UK) Limited (England and                  Limited (Ontario, Canada)
         Wales)                                           o         Comdisco Sweden A.B. (Sweden)
o        Comdisco do Brasil Comercial Ltda. (Brazil)      o         Comdisco (Switzerland) S.A. (Switzerland)
o        Comdisco Equipment Solutions (Europe)            o         Comdisco Technology Services (Holland)
         B.V. (The Netherlands)                                     B.V. (Amsterdam)
o        Comdisco Equipment Solutions Holdings            o         Comdisco Technology Services (Ireland)
         N.V. (Curacao)                                             Limited (Ireland)
o        Comdisco Equipment Solutions, Inc. (Japan)       o         Comdisco United Kingdom Limited (England
         (Japan)                                                    and Wales)
o        Comdisco Equipment Solutions, Ltd.               o         Computer Recovery Centre SDN BHD
         (Cayman Islands)                                           (Malaysia)
o        Comdisco Espana, S.L. (Madrid, Spain)            o         Failsafe ROC Limited (England and Wales)
o        Comdisco Factoring (Nederland) B.V.              o         Promodata S.N.C. (France)
         (Netherlands)


         Under section 1125(b) of the Bankruptcy Code, a vote to accept or reject the Plan cannot be solicited from the holder of a claim or interest until such time as the Disclosure Statement has been approved by the Bankruptcy Court and distributed to claim and interest holders. In this case, the Disclosure Statement was approved by the Bankruptcy Court by order entered on June 13, 2002, and has been distributed simultaneously with this Plan to all parties whose votes are being solicited. The Disclosure Statement contains, among other things, a discussion of the Debtors' history, business, properties and operations, projections for those operations, risk factors, a summary and analysis of the Plan, and certain related matters including, among other things, the securities to be issued under the Plan. ALL HOLDERS OF CLAIMS AND INTERESTS ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN.

         Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Fed. R. Bankr. P. 3019 and those restrictions on modifications set forth in Article XVI of this Plan, each of the Debtors expressly reserves its respective rights to alter, amend, modify, revoke or withdraw this Plan with respect to such Debtor, one or more times, prior to its substantial consummation.

                                 ARTICLE I

                 DEFINED TERMS AND RULES OF INTERPRETATION

A.       Definitions.

         For purposes of this Plan, except as otherwise provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings set forth below. Any term that is not otherwise defined herein, but that is used in the Bankruptcy Code or the Bankruptcy Rules, will have the meaning given to that term in the Bankruptcy Code or the Bankruptcy Rules, as applicable. Whenever it appears appropriate for the context, each term stated in the singular or the plural includes the singular and the plural, and each pronoun stated in the masculine, feminine or neuter includes the masculine, feminine and neuter.

                  1.1 "Administrative Claim" means a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code, including, but not limited to the actual and necessary costs and expenses, incurred after the Petition Date, of preserving the Estates and operating the business of the Debtors (including wages, salaries, or commissions for services rendered after the Petition Date), Professional Claims, Prepetition Indenture Trustees Fees, all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, and all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code.

                  1.2 "Administrative Claims Bar Date" means the deadline for filing proofs of Administrative Claims which shall be forty-five (45) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court.

                  1.3 "Affiliate Debtors" means all the Debtors, other than Comdisco, Inc.

                  1.4 "Affiliate Interest" means the rights of any current or former holder or owner of any shares of Old Common Stock or any other equity securities of any of the Affiliate Debtors authorized and issued prior to the Confirmation Date.

                  1.5 "Affiliates" has the meaning given such term by
section 101(2) of the Bankruptcy Code.

                  1.6 "Allowed" means with respect to a Claim or Interest an Allowed Claim or an Allowed Interest (as the case may be) in a particular Class or category specified.

                  1.7 "Allowed Claim" means a Claim or any portion thereof
(a) that has been allowed by a Final Order, or (b) as to which (i) no proof of claim has been timely filed with the Bankruptcy Court and (ii) the liquidated and noncontingent amount of which is Scheduled, other than a Claim that is Scheduled at zero, in an unknown amount, or as disputed and to which the Debtors have not filed an objection within the time period fixed by the Plan, or (c) as to which a proof of claim in a liquidated amount has been timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and either (i) no objection to its allowance has been filed within the periods of limitation fixed by the Plan, the Bankruptcy Code or by any order of the Bankruptcy Court or (ii) any objection to its allowance has been settled or withdrawn, or has been denied by a Final Order, or (d) that is expressly allowed in a liquidated amount in this Plan.

                  1.8 "Allowed ... Claim" means an Allowed Claim of the type described.

                  1.9 "Avoidance Claims" means Causes of Action arising under sections 502, 510, 541, 542, 544, 545, 547 through 551 or 553 of the
Bankruptcy Code, or under similar or related state or federal statutes and common law, including fraudulent transfer laws, whether or not litigation is commenced to prosecute such Causes of Action.

                  1.10 "Ballot" means each of the ballot forms distributed with the Disclosure Statement to holders of Claims in Classes that are Impaired under the Plan and entitled to vote under Article VI hereof in connection with the solicitation of acceptances of the Plan.

                  1.11 "Bankruptcy Code" means the Bankruptcy Reform Act of 1978, as amended and codified in title 11 of the United States Code, 11 U.S.C.ss.ss. 101-1330.

                  1.12 "Bankruptcy Court" means the Bankruptcy Court of the United States District Court for the Northern District of Illinois, Eastern Division or such other court as may have jurisdiction over the Chapter 11 Cases.

                  1.13 "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

                  1.14 "Bar Date" means the deadline for filing proofs of claim established by Bankruptcy Court as November 30, 2001, pursuant to the Bar Date Order and any supplemental bar dates established by the Bankruptcy Court pursuant to the Bar Date Order or other Final Order.

                  1.15 "Bar Date Order" means the order entered by the Bankruptcy Court on September 20, 2001, which established the Bar Date.

                  1.16 "Business Day" means any day, other than a Saturday, Sunday or "legal holiday" (as defined in Bankruptcy Rule 9006(a)), on which commercial banks are open for business in New York City.

                  1.17 "Cash" means legal tender of the United States of America and equivalents thereof.

                  1.18 "Cash Reserve" means the cash reserved for the payment of Administrative Claims, Priority Tax Claims, Secured Claims, Other Priority Claims, Cure Claims and other payments required under the Plan and the funding of the Operating Reserve.

                  1.19 "Causes of Action" means any and all actions, causes of action, suits, accounts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims, whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise, including Avoidance Claims unless otherwise waived by the Debtors or the Reorganized Debtors.

                  1.20 "Certificates of Incorporation and By-laws" means the Certificates of Incorporation and By-laws of the Reorganized Debtors and the New Subsidiary Companies, in substantially the form of Exhibits A and B which Certificates of Incorporation and By-laws shall be in a form reasonably acceptable to the Creditors' Committee and shall provide that the primary purpose of the Reorganized Debtors is to sell or collect out their assets in the ordinary course in an orderly manner in anticipation of distributing any value realized in excess of the companies' post-confirmation reorganization liabilities to Reorganized Comdisco's shareholders in the form of dividends, and that directors shall have no duty or obligation whatsoever to consider re-commencing ordinary operations.

                  1.21 "Chapter 11 Cases" means the chapter 11 cases of the Debtors pending in the Bankruptcy Court and being jointly administered with one another under Case No. 01-24795, and the phrase "Chapter 11 Case" when used with reference to a particular Debtor shall mean the particular case under Chapter 11 of the Bankruptcy Code commenced by such Debtor in the Bankruptcy Court.

                  1.22 "Chief Executive Officer" means at any time prior to the Effective Date, the Person holding the title of chief executive officer of the Debtors, and at any time after the Effective Date, the Person holding the title of chief executive officer of the Reorganized Debtors.

                  1.23 "Claim" means a claim against one of the Debtors, whether or not asserted, as defined in section 101(5) of the Bankruptcy Code.

                  1.24 "Claims Objection Deadline" means the day that is the later of (a) 120 days after the Effective Date (unless such day is not a Business Day, in which case the Claims Objection Deadline shall be the next Business Day thereafter), or (b) as to a particular Claim, 60 days after the filing of a proof of claim for, or request for payment of, such Claim or (c) such later date as may be established by the Bankruptcy Court for cause shown by the Reorganized Debtors.

                  1.25 "Class" means a category of holders of Claims or Interests as described in Articles II and III of the Plan.

                  1.26 "Class C-5" means Classes C-5A and C-5B, collectively.

                  1.27 "Collateral" means any property or interest in property of the Estates that is subject to a valid and enforceable lien to secure a Claim.

                  1.28 "Comdisco" means Comdisco, Inc., a Delaware company, debtor in possession in the above captioned Case No. 01-24795 pending in the Bankruptcy Court.

                  1.29 "Comdisco Debtors" means collectively Comdisco, Inc., CDC Realty, Inc., CDS Foreign Holdings, Inc., Comdisco Equipment Solutions, Inc., Comdisco Financial Services, Inc., Comdisco Healthcare Group, Inc., Comdisco International Holdings, Inc., Comdisco Investment Group, Inc., Comdisco Labs, Inc., Comdisco Medical Exchange, Inc., Comdisco Trade, Inc., Computer Discount Corporation, Hybrid Venture Partners, L.P., Rosemont Equities, L.L.C. and Rosemont Venture Management I, L.L.C.

                  1.30 "Comdisco/Prism Intercompany General Unsecured Claim" means any Intercompany Unsecured Claim of Comdisco, Inc. against Prism including claims pursuant to the Uncommited Revolving Line of Credit Agreement dated March 10, 1999 in the amount of approximately $485,799,487 and any deficiency Claim resulting from the Comdisco/Prism Intercompany Secured Claim.

                  1.31 "Comdisco/Prism Intercompany Secured Claim" means the Intercompany Secured Claim of Comdisco, Inc. against Prism in the amount of $45,740,353 secured by all of the assets of the Prism Debtors.

                  1.32 "Confirmation Date" means the date of entry of the Confirmation Order.

                  1.33 "Confirmation Hearing" means the hearing before the Bankruptcy Court held to consider confirmation of this Plan and related matters under section 1128 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

                  1.34 "Confirmation Order" means the order entered by the Bankruptcy Court confirming this Plan.

                  1.35 "Continuing Company Structure" means, if reasonably agreed upon by the Debtors and the Creditors' Committee, as set forth in
Section 7.1 of the Plan, the reorganization structure pursuant to which holders of Allowed Claims and Allowed Interests will exchange their Claims and Interests for the consideration provided pursuant to the Plan and the Reorganized Debtors will pursue the orderly run off of the leasing, ventures and European businesses, subject to the Restructuring Transactions.

                  1.36 "Contingent Equity Distribution" means the payment obligation, rights or warrants, in a form reasonably acceptable to the Debtors, Creditors Committee and Equity Committee, to be issued to holders of Old Equity and Subordinated Claims contingent upon (i) Classes C-3 and C-4 voting to accept the Plan, and (ii) recoveries to holders and the sharing percentage of General Unsecured Claims, on a net present value basis as of the Effective Date, as set forth in Exhibit C-1 and as documented in Exhibit C-2, the provisions of which are reasonably acceptable to the Creditors' Committee and the Equity Committee.

                  1.37 "Creditors' Committee" means the Official Committee of Unsecured Creditors appointed pursuant to section 1102(a) of the Bankruptcy Code in the Chapter 11 Cases.

                  1.38 "Cure" means the distribution within a reasonable period of time following the Effective Date of Cash, or such other property as may be agreed upon by the parties or ordered by the Bankruptcy Court, with respect to the assumption or assumption and assignment of an executory contract or unexpired lease, pursuant to section 365(b) of the Bankruptcy Code, in an amount equal to all unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties under such executory contract or unexpired lease, to the extent such obligations are enforceable under the Bankruptcy Code and applicable bankruptcy law.

                  1.39 "Debtors" means collectively the Comdisco Debtors and the Prism Debtors.

                  1.40 "Disallowed Claim" means a Claim, or any portion thereof, that (a) has been disallowed by a Final Order, or (b) (i) is Scheduled at zero or as contingent, disputed or unliquidated and (ii) as to which a Bar Date has been established but no proof of claim has been filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law.

                  1.41 "Disbursing Agent" means the Reorganized Debtors or such other entity as may be designated by the Reorganized Debtors, including the Trustee, to serve as a disbursing agent under Section 9.3 of this Plan.

                  1.42 "Disclosure Statement" means the written disclosure statement that relates to this Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017, as such disclosure statement may be amended, modified or supplemented from time to time.

                  1.43 "Disclosure Statement Hearing" means the hearing before the Bankruptcy Court held to consider the adequacy of the Disclosure Statement as such hearing may be adjourned or continued from time to time.

                  1.44 "Disputed Claim" means a Claim, or any portion thereof, that is neither an Allowed Claim nor a Disallowed Claim, and includes, without limitation, Claims that (a) have not been Scheduled by the Debtors or have been Scheduled at zero, or as contingent, unliquidated or disputed or (b) are the subject of an objection filed in the Bankruptcy Court and which objection has not been withdrawn or overruled by a Final Order of the Bankruptcy Court.

                  1.45 "Disputed Claim Reserve" means the property for distribution to holders of Allowed Claims to be reserved pending allowance of Disputed Claims in accordance with Article X of the Plan.

                  1.46 "Distribution Date" means the date, occurring as soon as practicable after the Administrative Claims Bar Date, upon which distributions are made to holders of Allowed Claims entitled to receive distributions, under the Plan.

                  1.47 "Effective Date" means a Business Day determined by the Debtors after all of the conditions to the effectiveness of the Plan set forth in Section 13.2 of the Plan have been satisfied or waived as provided in Section 13.3 of the Plan (a notice of the Effective Date shall be filed no later than five days after the Effective Date and served on all parties on the Master Service List established in these Chapter 11 Cases).

                  1.48 "Equity Committee" means the Official Committee of Equity Holders appointed pursuant to section 1102(a) of the Bankruptcy Code.

                  1.49 "Estates" means the bankruptcy estates of the Debtors as created under section 541 of the Bankruptcy Code.

                  1.50 "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

                  1.51 "Exhibit" means an exhibit annexed to either this Plan or as an appendix to the Disclosure Statement.

                  1.52 "Exhibit Filing Date" means the date by which all Exhibits and Plan Schedules, except the New Senior Notes Indenture and New PIK Notes Indenture, shall be filed with the Bankruptcy Court, which date shall be at least five days prior to the Voting Deadline.

                  1.53 "Existing Securities" means the Old Equity and Prepetition Notes, including any such securities that have been authorized but not issued.

                  1.54 "Face Amount" means (a) when used in reference to a Disputed or Disallowed Claim, the full stated amount claimed by the Claim holder in any proof of claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and (b) when used in reference to an Allowed Claim, the allowed amount of such Claim.

                  1.55 "Final Order" means an order or judgment, the operation or effect of which has not been stayed, reversed or amended and as to which order or judgment (or any revision, modification or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

                  1.56 "General Unsecured Claim" means a Claim that is not an Administrative Claim, a Priority Tax Claim, a Secured Claim, an Other Priority Claim, a General Unsecured Convenience Claim or a Subordinated Claim.

                  1.57 "General Unsecured Convenience Claim" means a Claim which would otherwise be a General Unsecured Claim which is in an amount equal to or less than $15,000.

                  1.58 "Impaired" refers to any Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

                  1.59 "Indemnification Rights" means any obligations or rights of any of the Debtors to indemnify or contribute to the losses, liabilities or expenses of an Indemnitee pursuant to such Debtor's Certificate of Incorporation, By-laws or policy of providing employee indemnification, or applicable state law or specific agreement in respect of any claims, demands, suits, causes of action or proceedings against an Indemnitee based upon any act or omission related to an Indemnitee's service with, for or on behalf of such Debtor.

                  1.60 "Indemnitee" means all present and former directors, officers, employees, agents or representatives of a Debtor who are entitled to assert Indemnification Rights.

                  1.61 "Initial Distribution" means the distribution made to holders of Allowed Class C-4 Claims on the Distribution Date.

                  1.62 "Intercompany Claim" means a claim by a Debtor against a Debtor.

                  1.63 "Interest" means the rights of any current or former holder or owner of any shares of Old Equity, or any other equity securities of any of the Debtors authorized and issued prior to the Confirmation Date.

                  1.64 "IRC" means the Internal Revenue Code of 1986, as amended.

                  1.65 "IRS" means the Internal Revenue Service of the United States of America.

                  1.66 "Joint Fee Review Committee" means the committee established pursuant to the Final Administrative Order Pursuant to 11 U.S.C. ss. ss. 105(a) and 331 Establishing a Joint Fee Review Committee, dated March 26, 2002 to review the fees and expenses of the Professionals.

                  1.67 "Litigation Trust" means that certain trust that may be created pursuant to this Plan to be administered by the Trustee with the advice and/or direction of the Trust Advisory Board to pursue the SIP Subrogation Claims, as set forth in Article XII of the Plan.

                  1.68 "Management Incentive Plan" means that certain incentive plan as set forth in the Motion for Order Pursuant to 11 U.S.C. ss.ss. 105(a) and 363(b)(1) Approving and Authorizing the Debtors' Stay Bonus Plan and Management Incentive Plan, dated May 29, 2002, governing the incentive and retention bonuses to be paid to employees of the Reorganized Debtors after the Effective Date and pursuant to which the Debtors may enter into Management Participation Agreements.

                  1.69 "Management Participation Agreement" means an agreement between Comdisco or Reorganized Comdisco and certain member of management to be executed on the Effective Date providing incentive and retention payments to such members of management in accordance with the Management Incentive Plan.

                  1.70 "Net Available Comdisco Cash" means the net cash of Comdisco, based on the June 30, 2002 projections, available after funding the Cash Reserve (which cash shall be available for distribution to creditors of Comdisco).

                  1.71 "Net Available Prism Proceeds" means the Net Proceeds available for distribution to creditors of Prism from the liquidation of Prism after payment of all costs and expenses of such liquidation.

                  1.72 "Net Proceeds" means all proceeds from the sale of an asset minus all reasonable out-of- pocket direct costs, fees and expenses incurred in connection with such sale and provisions for any sales or other tax due and owing as a consequence of such sale.

                  1.73 "Net Trust Recoveries" means the amount by which the aggregate amount of Trust Recoveries exceeds the aggregate of (a) the reasonable and necessary expenses incurred by the Trustee or to be incurred by the Trustee (as estimated by the Trustee in consultation with the Trust Advisory Board) in fulfilling the obligations set forth in the Plan and the Trust Agreement and (b) the reasonable and necessary expenses of the Trust Advisory Board.

                  1.74 "Newco Structure" means, if reasonably agreed upon by the Debtors and the Creditors' Committee, the reorganization structure pursuant to which the Debtors will transfer all or substantially all of their assets to one or more newly formed corporations on the Effective Date in exchange for the consideration to be provided to exchanging holders of Allowed Claims and Allowed Interests in accordance with the Plan, followed by the Debtors' distribution of such consideration to the exchanging holders in complete liquidation and pursuant to which the Reorganized Debtors will pursue the orderly run off of the leasing, ventures and European businesses, subject to the Restructuring Transactions.

                  1.75 "New Common Shares" means shares of common stock or shares of beneficial interests of Reorganized Comdisco authorized under
Section 7.9 of the Plan and under the Certificate of Incorporation or other organizational documents of Reorganized Comdisco.

                  1.76 "New Europe Holding Company" means New Comdisco Europe, pursuant to the structure reasonably agreed upon by the Debtors and the Creditors' Committee, pursuant to Section 7.1 of the Plan an indirect, wholly-owned, non-debtor subsidiary of Reorganized Comdisco organized under the laws of Delaware or under such other law as determined by the Debtors.

                  1.77 "New Europe Holding Company Common Shares" means the shares of common stock or shares of beneficial interest of New Europe Holding Company authorized by the Certificate of Incorporation or other organizational documents of New Europe Holding Company.

                  1.78 "New Indentures Filing Date" means July 8, 2002.

                  1.79 "New Indenture Trustees" means the New Senior Notes Indenture Trustee and the New PIK Notes Indenture Trustee.

                  1.80 "New Leasing Company" means New Comdisco Leasing, pursuant to the structure reasonably agreed upon by the Debtors and the Creditors' Committee, pursuant to Section 7.1 of the Plan an indirect, wholly-owned, non-debtor subsidiary of Reorganized Comdisco organized under the laws of Delaware or under such other law as determined by the Debtors.

                  1.81 "New Leasing Company Common Shares" means the shares of common stock or shares of beneficial interest of New Leasing Company authorized by the Certificate of Incorporation or other organizational documents of New Leasing Company.

                  1.82 "New PIK Notes" means the new PIK notes issued by Reorganized Comdisco and New Leasing Company on the Effective Date in an aggregate face amount of at least $500 million bearing interest at 11.0% and maturing three years from the date of issuance and governed by the terms of the New PIK Notes Indenture.

                  1.83 "New PIK Notes Indenture" means the indenture executed on the Effective Date by Reorganized Comdisco and New Leasing Company governing the New PIK Notes substantially in the form attached as Exhibit D-2 to the Plan which indenture shall be in a form reasonably acceptable to the Creditors' Committee.

                  1.84 "New PIK Notes Indenture Trustee" means the trustee under the New PIK Notes Indenture to be selected prior to the New
Indentures Filing Date.

                  1.85 "New Senior Notes" means the new senior notes issued by Reorganized Comdisco and New Leasing Company in the aggregate face amount of $400 million, bearing interest at the three month LIBOR plus 3.0% and maturing 18 months from the date of issuance governed by the terms of the New Senior Notes Indenture.

                  1.86 "New Senior Notes Indenture" means the indenture executed on the Effective Date by Reorganized Comdisco and New Leasing Company governing the New Senior Notes substantially in the form attached as Exhibit E-2 to the Plan which indenture shall be in a form reasonably acceptable to the Creditors' Committee.

                  1.87 "New Senior Notes Indenture Trustee" means the trustee under the New Senior Notes Indenture to be selected prior to the New Indentures Filing Date.

                  1.88 "New Subsidiary Companies" means New Europe Holding Company, New Leasing Company and New Ventures Company.

                  1.89 "New Subsidiary Companies Common Shares" means the New Europe Holding Company Common Shares, the New Leasing Company Common Shares and the New Ventures Company Common Shares.

                  1.90 "New Ventures Company" means New Comdisco Ventures, pursuant to the structure reasonably agreed upon by the Debtors and the Creditors' Committee, pursuant to Section 7.1 of the Plan an indirect, wholly-owned, non-debtor subsidiary of Reorganized Comdisco organized under the laws of Delaware or under such other law as determined by the Debtors.

                  1.91 "New Ventures Company Common Shares" means the shares of common stock or shares of beneficial interests of New Ventures Company authorized by the Certificate of Incorporation or other organizational documents of New Ventures Company.

                  1.92 "Old Common Stock" means, with respect to each Debtor, shares of common stock of such Debtor and all options, warrants or rights, contractual or otherwise, if any, to acquire any such common stock.

                  1.93 "Old Equity" means Comdisco Old Common Stock and Comdisco Old Preferred Stock.

                  1.94 "Old Preferred Stock" means, with respect to each Debtor, shares of preferred stock of such Debtor and all options, warrants or rights, contractual or otherwise, if any, to acquire any such preferred stock.

                  1.95 "Operating Reserve" means the cash reserved to fund the working capital requirements of Reorganized Comdisco and the New Subsidiary Companies.

                  1.96 "Other Priority Claim" means a Claim that is entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than an Administrative Claim or Priority Tax Claim.

                  1.97 "Person" means an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization or other entity.

                  1.98 "Petition Date" means July 16, 2001, the date on which the Debtors filed their petitions for relief in the Bankruptcy Court commencing the Chapter 11 Cases.

                  1.99 "Plan" means this joint chapter 11 plan of reorganization for the Debtors as herein proposed, including all supplements, appendices and schedules thereto, either in its present form or as the same may be further altered, amended or modified from time to time in accordance with the Bankruptcy Code.

                  1.100 "Plan Schedules" means a schedule annexed to either this Plan or as an appendix to the Disclosure Statement.

                  1.101 "Prepetition Administrative Agents" mean: (a) Citibank, N.A. with respect to the Prepetition Citibank 364 Day Global Credit Facility and the Prepetition Citibank Global Credit Facility; (b) National Westminster Bank PLC with respect to the Prepetition National Westminster Bank 364 Day Credit Facility and the Prepetition National Westminster Bank Credit Facility; and (c) Bank One N.A. with respect to the SIP Guarantee.

                  1.102 "Prepetition Bank Claims" means claims against the Debtors arising out of the Prepetition Credit Agreements.

                  1.103 "Prepetition Citibank 364 Day Global Credit Facility" means the $275 million credit facility provided pursuant to that certain Credit Agreement, dated as of December 5, 2000, among Comdisco, as borrower; the financial institutions party thereto, as banks; Bank of America, N.A., as syndication agent; Bank One, N.A., as documentation agent; Bank of America Securities LLC and Salomon Smith Barney Inc., as lead arrangers; and Citibank, N.A., as administrative agent.

                  1.104 "Prepetition Citibank Global Credit Facility" means the $275 million credit facility pursuant to that certain Fifth Amended and Restated Global Credit Agreement, dated as of December 16, 1996, among Comdisco and the subsidiaries of Comdisco party thereto, as borrowers; the financial institutions party thereto, as banks; the financial institutions party thereto, as tranche agents; Bank of America, N.A., as syndication agent; and Citibank, N.A., as administrative agent.

                  1.105 "Prepetition Credit Agreements" means the credit agreements entered into with respect to: (a) Citibank Global Credit Facility (b)the Citibank 364 Day Global Credit Facility; (c) the National Westminster Bank Credit Facility; and (d) the National Westminster Bank 364 Day Credit Facility.

                  1.106 "Prepetition Indentures" mean: (a) that certain Indenture, dated as of September 15, 1999, between Comdisco and SunTrust Bank, as indenture trustee; (b) that certain Indenture, dated as of December 15, 1998, between Comdisco and The Fuji Bank and Trust Company, as indenture trustee; (c) that certain Indenture dated as of December 1, 1995, between Comdisco and Yasuda Bank and Trust Company (U.S.A.), as indenture trustee; and (d) that certain Indenture dated as of March 1, 1988, between Comdisco and Manufacturers Hanover Trust Company (Chase), as indenture trustee.

                  1.107 "Prepetition Indenture Trustees" means Wells Fargo Bank Minnesota National Association as successor to each of The Fuji Bank and Trust Company, Manufacturers Hanover Trust Company (Chase) and Sun Trust Bank, and State Street Bank and Trust Company, as successor to Mizuho Trust and Banking Co. (USA) (formerly known as Yasuda Bank and Trust Company (U.S.A.)), as trustees pursuant to the terms of the respective Indentures.

                  1.108 "Prepetition Indenture Trustees Charging Lien" means any lien or other priority in payment arising prior to the Effective Date to which the Prepetition Indenture Trustees are entitled, pursuant to the Prepetition Indentures, against distributions to be made to holders of Prepetition Note Claims for payment of Prepetition Indenture Trustees Fees.

                  1.109 "Prepetition Indenture Trustees Fees" means the reasonable compensation, fees, expenses, disbursements and indemnity claims, including, without limitation, attorneys' and agents' fees, expenses and disbursements, incurred by the Prepetition Indenture Trustees, whether prior to or after the Petition Date and whether prior to or after the consummation of the Plan.

                  1.110 "Prepetition Lenders" means the entities identified as "Lenders" or "Banks" under the Prepetition Credit Agreements and their respective successors and assigns.

                  1.111 "Prepetition National Westminster Bank 364 Day Credit Facility" means the credit facility in the amount of $250,000,000 provided pursuant to that certain Facility Agreement, dated December 20, 2000, between Comdisco, The Royal Bank of Scotland PLC, as arranger; Credit Lyonnais, Deutsche Bank, A.G. and UBS AG, as co-agents; the financial institutions party thereto, as banks, National Westminster Bank PLC, as facility agent; and National Westminster Bank PLC, as swingline agent.

                  1.112 "Prepetition National Westminster Bank Credit Facility" means the credit facility in the amount of $275,000,000 provided pursuant to that certain Facility Agreement, dated June 4, 1991, between Comdisco; National Westminster Bank PLC, as arranger; the financial institutions party thereto, as banks; National Westminster Bank PLC, as facility agent and tender panel agent; National Westminster Bank PLC, as swingline agent; and Barclays Bank PLC, as letter of credit agent.

                  1.113 "Prepetition Notes" means those notes issued pursuant to the Prepetition Indentures.

                  1.114 "Prepetition Note Claims" means claims against the Debtors arising out of the Prepetition Notes.

                  1.115 "Priority Tax Claim" means a Claim entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

                  1.116 "Prism" means Prism Communication Services, Inc., a Delaware corporation.

                  1.117 "Prism Debtors" means Prism Communication Services, Inc., Prism Arizona Operations, LLC, Prism California Operations, LLC, Prism Canada Operations, LLC, Prism Canada Operations, Inc., Prism Colorado Operations, LLC, Prism Connecticut Operations, LLC, Prism D.C. Operations, LLC, Prism Delaware Operations, LLC, Prism Florida Operations, LLC, Prism Georgia Operations, LLC, Prism Illinois Operations, LLC, Prism Indiana Operations, LLC, Prism Investments Inc., Prism Kansas Operations, LLC, Prism Kentucky Operations, LLC, Prism Leasing, LLC, Prism Management Services, LLC, Prism Maryland Operations, LLC, Prism Massachusetts Operations, LLC, Prism Michigan Operations, LLC, Prism Minnesota Operations, LLC, Prism Missouri Operations, LLC, Prism New Jersey Operations, LLC, Prism New York Operations, LLC, Prism North Carolina Operations, LLC, Prism Ohio Operations, LLC, Prism Operations, LLC, Prism Oregon Operations, LLC, Prism Pennsylvania Operations, LLC, Prism Resp Org, LLC, Prism Rhode Island Operations, LLC, Prism Texas Operations, LLC, Prism Virginia Operations, LLC, Prism Washington Operations, LLC and Prism Wisconsin Operations, LLC.

                  1.118 "Pro Rata" means with respect to a distribution regarding a particular Class, the proportion that (a) the Face Amount of a Claim in a particular Class bears to (b) the aggregate Face Amount of all Claims (including Disputed Claims, but excluding Disallowed Claims) in such Class, unless the Plan provides otherwise.

                  1.119 "Professional" means those Persons employed in the Chapter 11 Cases pursuant to section 327 and 1103 of the Bankruptcy Code or otherwise.

                  1.120 "Professional Claim" means an Administrative Claim of a Professional for compensation for services rendered or reimbursement of costs, expenses or other charges, expenses incurred after the Petition Date and prior to and including the Effective Date.

                  1.121 "Professional Fee Order" means the order entered by the Bankruptcy Court on July 16, 2001, authorizing the interim payment of Professional Claims, as may be amended from time to time prior to the entry on the docket of the Confirmation Order.

                  1.122 "Quarter" means the period beginning on the Effective Date and ending on the next December 31, March 31, June 30 or September 30, and each three month period thereafter.

                  1.123 "Quarterly Distribution" means the distribution made on a Quarterly Distribution Date.

                  1.124 "Quarterly Distribution Date" means the forty-fifth
(45th) day after the end of the Quarter following the Quarter in which the Effective Date occurs and the forty-fifth (45th) day after the end of each subsequent Quarter.

                  1.125 "Record Date" means the record date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the Confirmation Date.

                  1.126 "Registration Rights Agreement" means the agreement, in substantially the form attached as Exhibit F to this Plan, which agreement shall be in a form reasonably acceptable to the Creditors' Committee, whereby the Reorganized Debtors shall be obligated to register certain shares of New Common Shares pursuant to the terms and conditions of such agreement.

                  1.127 "Reinstated" or "Reinstatement" means (a) leaving unaltered the legal, equitable and contractual rights to which a Claim or Interest entitles the Claim so as to leave such Claim or Interest Unimpaired in accordance with section 1124 of the Bankruptcy Code, or (b) notwithstanding any contractual provision or applicable law that entitles the Claim or Interest holder to demand or receive accelerated payment of such Claim or Interest after the occurrence of a default (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code;
(ii) reinstating the maturity of such Claim or Interest as such maturity existed before such default; (iii) compensating the Claim holder for any damages incurred as a result of any reasonable reliance by such Claim holder on such contractual provision or such applicable law; and (iv) not otherwise altering the legal, equitable or contractual rights to which such Claim or Interest entitles the Interest holder; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

                  1.128 "Released Party" means, collectively, pursuant to
section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective
Date: (i) all officers of each of the Debtors, all directors of each of the Debtors, and all employees of each of the Debtors as of the Disclosure Statement Hearing, (ii) the Creditors' Committee and all members of the Creditors' Committee in their representative capacity, (iii) the Equity Committee and all members of the Equity Committee in their respective capacity, (iv) the Restructuring Professionals; (v) the Prepetition Indenture Trustees; and (vi) the Prepetition Lenders.

                  1.129 "Reorganized ..." means the applicable Debtor from and after the Effective Date subject to the Restructuring Transactions and
Section 7.1of the Plan.

                  1.130 "Reorganized Comdisco" means under the Newco Structure, unless another structure is reasonably agreed upon by the Debtors and the Creditors' Committee as set forth in Section 7.1 of the Plan, a corporation organized under the laws of Delaware or under such other law as determined by the Debtors, the stock of which will be issued to holders of Allowed General Unsecured Claims in Class C-4 as part of the Plan consideration to be received by such holders.

                  1.131 "Reorganized Debtor" or "Reorganized Debtors" means individually any Debtor and collectively all Debtors from and after the Effective Date.

                  1.132 "Reorganized Prism Common Stock" means the shares of common stock of Reorganized Prism.

                  1.133 "Restructuring Professional" means, collectively, Arthur Andersen LLP (or such other professional, including Huron Consulting Group LLC and KPMG LLP, who are providing services in Arthur Andersen's place), Bell, Boyd & Lloyd LLC, Bingham Dana LLP, Brown Rudnick Berlack Israels LLP, Chaim Fortgang, Esq., Chanin Capital Partners, Ernst & Young, Gardner Carton & Douglas, Goldman Sachs & Co., Kekst and Company, Logan & Company, Inc., Latham & Watkins, Lazard Freres & Co. LLC, McKinsey & Company, Piper Marbury Rudnick & Wolfe LLP, Rockwood Gemini Advisors, Rothschild Inc., Skadden, Arps, Slate, Meagher & Flom (Illinois) and Affiliates, Wachtell, Lipton, Rosen & Katz and their members, partners, shareholders, officers, directors and employees.

                  1.134 "Restructuring Transaction" has the meaning ascribed in Section 7.1 of this Plan.

                  1.135 "Scheduled" means with respect to any Claim or Interest, the status and amount, if any, of such Claim or Interest as set forth in the Schedules.

                  1.136 "Schedules" means the schedules of assets and liabilities and the statements of financial affairs filed in the Bankruptcy Court by the Debtors, as such schedules have been or may be further modified, amended or supplemented from time to time in accordance with Rule 1009 of the Bankruptcy Rules or Orders of the Bankruptcy Court.

                  1.137 "Secured Claim" means a Claim that is secured by a security interest in or a lien on property in which a Debtor's Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claimholder's interest in the applicable Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of setoff, pursuant to section 553 of the Bankruptcy Code.

                  1.138 "Securities Act" means the Securities Act of 1933, 15 U.S.C.ss.ss. 77c-77aa, as now in effect or hereafter amended.

                  1.139 "Securities Class Action" means In re Comdisco Securities Litigation, 01-C-2110 (N.D Illinois).

                  1.140 "SIP" means the Shared Investment Plan dated January 30, 1998.

                  1.141 "SIP Election Date" means August 30, 2002 or as otherwise set forth on Exhibit H which may be filed on or before the Exhibit Filing Date and shall be acceptable to the Creditors' Committee.

                  1.142 "SIP Guarantee Agreement" means the Facility and Guarantee Agreement, dated as of February 2, 1998 between Comdisco, The First National Bank of Chicago and the Financial Institutions Party thereto.

                  1.143 "SIP Lenders" means the lenders party to the SIP Guarantee Agreement.

                  1.144 "SIP Notes" means the promissory note executed by the SIP Participant as consideration for the advances made by the SIP Lenders to fund the SIP.

                  1.145 "SIP Participants" means the current and former employees of Comdisco who participated in the SIP.

                  1.146 "SIP Release" means the release offered to the SIP Participants as set forth in Section 14.9 of the Plan or as otherwise set forth on Exhibit H which may be filed on or before the Exhibit Filing Date and which shall be acceptable to the Creditors' Committee.

                  1.147 "SIP Subrogation Claims" means the claims of Comdisco against any SIP Participant resulting from payments made to the SIP Lenders under the SIP Guarantee Agreement, or otherwise in respect of the SIP Notes, against any SIP Participant.

                  1.148 "Subordinated Claims" means any claim subordinated pursuant to section 510(b) of the Bankruptcy Code, which shall include any claim arising from the rescission of a purchase or sale of any Old Equity claim for damages arising from the purchase or sale of Old Equity or any claim for reimbursement, contribution or indemnification on account of any such claim.

                  1.149 "Supplemental Distribution Account" means the Property remaining in the applicable Disputed Claim Reserve, if any, to the extent that a Disputed Class C-4 Claim is not allowed or is allowed in an amount less than the amount reserved for such Disputed Claim.

                  1.150 "Trust Advisory Board" means the Board that is to be created pursuant to Section 12.4 of the Plan for the purpose of advising the Trustee with respect to decisions affecting the Litigation Trust.

                  1.151 "Trust Agreement" means that certain Trust Agreement that is to govern the Litigation Trust, in substantially the form attached as Exhibit G to this Plan, which agreement shall be in a form reasonably acceptable to the Creditors' Committee, pursuant to which, among other things, the Trust Assets shall be distributed to the holders of Claims in Class C-4, as set forth in, and in a manner consistent with the terms of, this Plan.

                  1.152 "Trust Assets" means those assets to be transferred to and owned by the Litigation Trust pursuant to Article XII and Section 14.9(d) of this Plan, which are comprised of the SIP Subrogation Claims.

                  1.153 "Trust Expenses" means all reasonable costs, expenses and fees incurred or to be incurred (as estimated by the Trustee in consultation with the Trust Advisory Board) by the Trustee in the administration of its duties or as contemplated pursuant to the Trust Agreement.

                  1.154 "Trust Recoveries" means any and all proceeds received by the Litigation Trust from (a) the prosecution to and collection of a final judgment of a SIP Subrogation Claim; or (b) the settlement or the compromise of a SIP Subrogation Claim.

                  1.155 "Trust Structure" means, if reasonably agreed upon by the Debtors and the Creditors' Committee, as set forth in Section 7.1 of the Plan, the reorganization structure pursuant to which the Debtors will transfer, on the Effective Date, all or substantially all of their assets to one or more newly formed trusts classified as liquidating trusts under section 301.7701-4 of the Procedure and Administration Regulations in exchange for the consideration to be provided to exchanging holders of Allowed Claims and Allowed Interests in accordance with the Plan, followed by the Debtors' distribution of such consideration to the exchanging holders in complete liquidation and pursuant to which the Reorganized Debtors will pursue the orderly run off of the leasing, ventures and European businesses, subject to the Restructuring Transactions.

                  1.156    "Trustee" means the trustee of the Litigation Trust.

                  1.157 "Unimpaired Claim" means a Claim that is not impaired within the meaning of section 1124 of the Bankruptcy Code.

                  1.158    "Voting Deadline" means July 19, 2002.

                  1.159 "Voting Record Date" means the date established by the Bankruptcy Court as the date for determining those holders of Claims against the Debtors entitled to vote on the Plan.

B.       Rules of Interpretation.

         For purposes of this Plan, unless otherwise provided herein: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, will include both the singular and the plural;
(b) unless otherwise provided in this Plan, any reference in this Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document will be substantially in such form or substantially on such terms and conditions; (c) any reference in this Plan to an existing document or schedule filed or to be filed means such document or schedule, as it may have been or may be amended, modified or supplemented pursuant to this Plan; (d) any reference to an entity as a holder of a Claim or Interest includes that entity's successors and assigns; (e) all references in this Plan to Sections, Articles and Plan Schedules are references to Sections, Articles and Plan Schedules of or to this Plan; (f) the words "herein," "hereunder" and "hereto" refer to this Plan in its entirety rather than to a particular portion of this Plan; (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of this Plan; (h) subject to the provisions of any contract, Certificates of Incorporation, By-laws, instrument, release or other agreement or document entered into in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules; and (i) the rules of construction set forth in section 102 of the Bankruptcy Code will apply.

C.       Computation of Time.

         In computing any period of time prescribed or allowed by this Plan, unless otherwise expressly provided for, the provisions of Bankruptcy Rule 9006(a) shall apply.

D.       References to Monetary Figures.

         All references in the Plan to monetary figures shall refer to United States currency, unless otherwise expressly provided.

E.       Exhibits and Plan Schedules.

         All Exhibits and Plan Schedules are incorporated into and are a part of the Plan as if set forth in full herein and, to the extent not annexed hereto, such Exhibits and Plan Schedules shall be filed with the Bankruptcy Court on or before the Exhibit Filing Date.


                                 ARTICLE II

              ADMINISTRATIVE EXPENSES AND PRIORITY TAX CLAIMS

                  2.1 Administrative Claims. Subject to the provisions of
Article XI of this Plan, on, or as soon as reasonably practicable after, the later of (a) the Effective Date, or (b) the date on which an Administrative Claim becomes an Allowed Administrative Claim, each holder of an Allowed Administrative Claim shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Administrative Claim, Cash equal to the unpaid portion of such Allowed Administrative Claim; provided, however, that Allowed Administrative Claims against a Debtor with respect to liabilities incurred in the ordinary course of business during the Chapter 11 Cases shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                  2.2 Priority Tax Claims. On, or as soon as reasonably practicable after, the later of (a) the Effective Date, or (b) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each holder of an Allowed Priority Tax Claim against a Debtor shall receive in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Priority Tax Claim, payment in full in Cash; provided, however, that any Priority Tax Claim that is not an Allowed Claim, including any Allowed Priority Tax Claim not due and owing on the Effective Date, will be paid in accordance with this section when such Claim becomes due and owing.


                                ARTICLE III

                   CLASSIFICATION OF CLAIMS AND INTERESTS

                  Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of classes of Claims against and Interests in each of the Debtors. All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims, have not been classified and their treatment is set forth in Article II above.

                  A Claim or Interest is placed in a particular Class only to the extent that the Claim or Interest falls within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim or Interest is also placed in a particular Class only for the purpose of voting on, and receiving distributions pursuant to, the Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. Classes designated with a "C" refer to Classes of Claims against and Interests in the Comdisco Debtors. Classes designated with a "P" refer to Classes of Claims against and Interests in the Prism Debtors.

                  3.1 Classification of Claims Against and Interests in the Comdisco Debtors.

                           (a)   Class C-1. Class C-1 consists of all
                                 Secured Claims against the Comdisco
                                 Debtors.

                           (b) Class C-2. Class C-2 consists of all Other Priority Claims against the Comdisco Debtors.

                           (c)   Class C-3. Class C-3 consists of all
                                 General Unsecured Convenience Claims
                                 against the Comdisco Debtors.

                           (d)   Class C-4. Class C-4 consists of all
                                 General Unsecured Claims against the
                                 Comdisco Debtors.

                           (e)   Class C-5A. Class C-5A consists of all
                                 Interests in the Comdisco Debtors.

                           (f)   Class C-5B. Class C-5B consists of all
                                 Subordinated Claims against the Comdisco
                                 Debtors.

                  3.2 Classification of Claims Against and Interests in the Prism Debtors.

                           (a)   Class P-1. Class P-1 consists of all
                                 Secured Claims against the Prism Debtors.

                           (b) Class P-2. Class P-2 consists of all Other Priority Claims against the Prism Debtors.

                           (c)   Class P-3. Class P-3 consists of all
                                 General Unsecured Claims against the Prism
                                 Debtors.

                           (d)   Class P-4. Class P-4 consists of all
                                 Interests in the Prism Debtors.


                                 ARTICLE IV

                  IDENTIFICATION OF CLASSES OF CLAIMS AND
              INTERESTS IMPAIRED AND NOT IMPAIRED BY THE PLAN

                  4.1 Unimpaired Classes of Claims. The Classes listed below are Unimpaired by the Plan:

                          Class C-1          Class P-1
                          Class C-2          Class P-2


                  4.2 Impaired Classes of Claims and Interests. The Classes listed below are Impaired by the Plan:

                          Class C-3          Class P-3
                          Class C-4          Class P-4
                          Class C-5A
                          Class C-5B




                                 ARTICLE V

              PROVISIONS FOR TREATMENT OF CLAIMS AND INTERESTS

                  5.1      Comdisco.

                           (a) Class C-1 (Secured Claims Against Comdisco).
The legal, equitable and contractual rights of the holders of Allowed Secured Claims against Comdisco, if any, are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Secured Claim becomes an Allowed Secured Claim, each holder of an Allowed Secured Claim against Comdisco shall, in full satisfaction, settlement and release of, and in exchange for, such Allowed Secured Claim, at the election of Comdisco or the Reorganized Debtors, either (x) have its claim Reinstated or (y) receive
(1) Cash equal to the amount of such Allowed Secured Claim or (2) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Secured Claim that is not an Allowed Claim on the Effective Date, including any Secured Claim not due and owing on the Effective Date will be paid in accordance with this section if and when such Claim becomes Allowed and is due and owing. Any default that existed with respect to any Secured Claim immediately prior to the Petition Date shall be deemed cured upon the Effective Date.

                           (b) Class C-2 (Other Priority Claims Against
Comdisco). The legal and equitable rights of the holders of Other Priority Claims against Comdisco are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Priority Claim, at the election of Comdisco or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or (y) such other treatment that will not impair the holder of such Allowed Other Priority Claim pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid in accordance with this section when such Claim becomes due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date.

                           (c) Class C-3 (General Unsecured Convenience
Claims Against Comdisco). On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which a General Unsecured Convenience Claim becomes an Allowed General Unsecured Convenience Claim, each holder of an Allowed General Unsecured Convenience Claim against Comdisco shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed General Unsecured Convenience Claim, at the election of Comdisco (x) Cash in an amount equal to 89.8% of such Allowed General Unsecured Convenience Claim or (y) the same treatment as is afforded to holders of Allowed Class C-4 General Unsecured Claims against Comdisco if the holder of such General Unsecured Convenience Claim makes an irrevocable written election made on a validly executed and timely delivered ballot. If such election is made, the holder of such General Unsecured Convenience Claim shall be deemed a holder of a General Unsecured Claim for all purposes (including voting and distribution). Holders of claims in excess of $15,000 may make an irrevocable written election made on a validly executed and timely delivered ballot to reduce all of such holders General Unsecured Claims to $15,000 in the aggregate and then have such reduced single claim reclassified as a General Unsecured Convenience Claim for all purposes (including voting and distribution).

                           (d) Class C-4 (General Unsecured Claims Against
Comdisco). On the Distribution Date, or as soon thereafter as is reasonably practicable, the Disbursing Agent shall receive on behalf of each holder of an Allowed General Unsecured Claim against Comdisco, in full satisfaction, settlement, release and discharge of, and in exchange for, each and every General Unsecured Claim against Comdisco, its Pro Rata share of (i) the Net Available Comdisco Cash, (ii) the New Senior Notes; (iii) the New PIK Notes, (iv) the Trust Assets and (v) the New Common Shares to be distributed Pro Rata by the Disbursing Agent to holders of Allowed General Unsecured Claims against Comdisco, at such times and in the manner provided in the Plan. In addition, on each Quarterly Distribution Date, each holder of an Allowed General Unsecured Claim against Comdisco shall receive its Pro Rata Share of the (i) Net Available Comdisco Cash, (ii) the New Senior Notes, (iii) the New PIK Notes, (iv) the Trust Assets and (v) the New Common Shares held in the Supplemental Distribution Account, provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient.

                           (e) Class C-5A (Interests in Comdisco). On the
Effective Date, or as soon thereafter as is reasonable and practicable, each holder of an Allowed Comdisco Interest shall receive (i) if Classes C-3 and C- 4 vote to accept the Plan such holder's Pro Rata share of the Contingent Equity Distribution or (ii) if either Class C-3 or C-4 does not vote to accept the Plan, the holders of Interests in Class C-5A shall receive or retain no property under the Plan on account of such Interests. In addition, on each Quarterly Distribution Date, each holder of an Allowed Interest in Comdisco shall receive its Pro Rata share (along with holders of Allowed Subordinated Claims) of the Contingent Equity Distribution held in the Supplemental Distribution Account, provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient. On the Effective Date all of the Comdisco Interests shall be cancelled. For the purpose of determining the Pro Rata share of the Contingent Equity Distribution to be distributed as set forth in Section 5.1(e) and Section 5.1(f) of this Plan, the Claim of a holder of an Allowed Subordinated Claim in Class C-5B, if any, shall be deemed to equal the number of shares of Old Equity on which the Allowed Subordinated Claim is based, unless otherwise ordered by the Bankruptcy Court.

                           (f) Class C-5B (Allowed Subordinated Claims
against Comdisco). On the Effective Date, or as soon thereafter as is reasonable and practicable, each holder of an Allowed Subordinated Claim shall receive (i) if Classes C-3 and C-4 vote to accept the Plan such holder's Pro Rata share of the Contingent Equity Distribution or (ii) if either Class C-3 or Class C-4 does not vote to accept the Plan, the holders of Claims in Class C- 5B shall receive or retain no property under the Plan on account of such Claims. In addition, on each Quarterly Distribution Date, each holder of an Allowed Subordinated Claim against Comdisco shall receive its Pro Rata share (along with holders of Allowed Interests) of the Contingent Equity Distribution held in the Supplemental Distribution Account, provided, however, that the Disbursing Agent shall not be required to make any such distribution on the Quarterly Distribution Date if, in the Disbursing Agent's sole discretion, the value of the property in the Supplemental Distribution Account is insufficient. For the purpose of determining the Pro Rata share of the Contingent Equity Distribution to be distributed as set forth in Section 5.1(e) and Section 5.1(f) of this Plan, the Claim of a holder of an Allowed Subordinated Claim in Class C-5B, if any, shall be deemed to equal the number of shares of Old Equity on which the Allowed Subordinated Claim is based, unless otherwise ordered by the Bankruptcy Court.

                  5.2      Prism.

                           (a) Class P-1 (Secured Claims Against Prism). If
the holders of Class P-3 General Unsecured Claims vote to accept the Plan, then the holders of Secured Claims against Prism will receive (i) Cash equal to the Allowed Amount of such Allowed Secured Claim or (ii) such other treatment that will not impair the holder of such Allowed Secured Claim pursuant to Section 1124 of the Bankruptcy Code; provided, however, that Comdisco will not receive any distribution as a holder of a Secured Claim on account of the Comdisco/Prism Intercompany Secured Claim, but will release its security interest and agree to reclassify its Claim as a Class P-3 General Unsecured Claim. If the holders of Class P-3 General Unsecured Claims vote against the Plan then the Comdisco/Prism Intercompany Secured Claim shall remain a Class P-1 Secured Claim and shall receive Cash equal to the Allowed amount of the Comdisco/Prism Intercompany Secured Claim.

                           (b) Class P-2 (Other Priority Claims Against
Prism). The legal and equitable rights of the holders of Other Priority Claims, if any, against Prism are unaltered by the Plan. On, or as soon as reasonably practicable after, the later of (i) the Effective Date, or (ii) the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement and release of, and in exchange for, such Allowed Other Priority Claim, at the election of the Debtors or the Reorganized Debtors, (x) Cash equal to the amount of such Allowed Other Priority Claim or (y) such Claim will be otherwise treated in any other manner such that it will not be impaired pursuant to section 1124 of the Bankruptcy Code; provided, however, that any Other Priority Claim that is not an Allowed Claim on the Effective Date, including any Other Priority Claim not due and owing on the Effective Date will be paid in accordance with this section if and when such Claim becomes Allowed and is due and owing. Any default with respect to any Other Priority Claim that existed immediately prior to the Petition Date will be deemed cured on the Effective Date.

                           (c) Class P-3 (General Unsecured Claims against
Prism). On the Distribution Date, or as soon thereafter as practicable, each holder of an Allowed General Unsecured Claim against Prism shall receive their Pro Rata share of the Net Available Prism Cash; provided, however, that if the holders of Class P-3 General Unsecured Claims against Prism vote to accept the Plan, then Comdisco shall agree to limit its recovery on account of the Comdisco/Prism Intercompany General Unsecured Claim and the Comdisco/Prism Intercompany Secured Claims to (i) one-third (1/3) of the distribution to all holders of Class P-3 General Unsecured Claims against Prism plus (ii) the Reorganized Prism Common Stock.

                           (d) Class P-4 (Interests in Prism). On the
Effective Date, the Old Common Stock of Prism and all other Interests in Prism will be cancelled and the holders thereof shall not receive or retain any distribution on account of such Interests.

                  5.3 Special Provision Regarding Unimpaired Claims. Except as otherwise provided in the Plan, nothing shall affect the Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

                                 ARTICLE VI

                    ACCEPTANCE OR REJECTION OF THE PLAN

                  6.1 Classes Entitled to Vote. Subject to Sections 6.3 and
6.4 of this Plan, Claim and Interest holders in Impaired Classes of Claims and Interests are entitled to vote as a class to accept or reject the Plan. Votes will be separately tabulated by the Comdisco Debtors and the Prism Debtors with respect to both Plans that are contained in this Joint Plan.

                  6.2 Acceptance by Impaired Classes. In accordance with
section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if the Plan is accepted by the holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject the Plan. In accordance with section 1126(d) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Interests entitled to vote shall have accepted the Plan if the Plan is accepted by holders of at least two-thirds (2/3) in amount of the Allowed Interests in such Class that have timely and properly voted to accept or reject the Plan.

                  6.3 Presumed Acceptances by Unimpaired Classes. Classes C-1, C-2, P-1 and P-2 are Unimpaired by the Plan. Under section 1126(f) of the Bankruptcy Code, such Claim holders are conclusively presumed to accept the Plan, and the votes of such Claim holders will not be solicited.

                  6.4 Classes Deemed to Reject Plan. Class P-4 is not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, holders of Interests in such Class are deemed to reject the Plan and their votes will not be solicited.

                  6.5 Summary of Classes Voting on the Plan. As a result of the provisions of Sections 6.1, 6.3 and 6.4 of this Plan, the votes of holders of Claims in the Classes C-3, C-4, C-5A, C-5B and P-3 will be solicited with respect to this Plan.

                  6.6 Confirmation Pursuant to Section 1129(b) of the Bankruptcy Code. To the extent that any Impaired Class entitled to vote rejects the Plan or is deemed to have rejected the Plan, the Debtors will request confirmation of the Plan, as it may be modified from time to time, under section 1129(b) of the Bankruptcy Code.

                  6.7 Confirmability and Severability of a Plan. The confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to the Comdisco Debtors and the Prism Debtors. The Debtors reserve the right to alter, amend, modify, revoke or withdraw the Plan as it applies to any particular Debtor or any Exhibit or Plan Schedule. A determination by the Bankruptcy Court that the Plan, as it applies to any particular Debtor, is not confirmable pursuant to section 1129 of the Bankruptcy Code shall not limit or affect: (a) the confirmability of the Plan as it applies to any other Debtor, or (b) the Debtors' ability to modify the Plan, as it applies to any particular Debtor, to satisfy the confirmation requirements of section 1129 of the Bankruptcy Code.

                                ARTICLE VII

                    MEANS FOR IMPLEMENTATION OF THE PLAN

                  7.1      Corporate or Trust Existence.

                           (a) Subject to the Restructuring Transactions,
each of the Debtors shall continue to exist after the Effective Date as a separate corporate or trust entity, with all the powers of a corporation or trust under applicable law in the jurisdiction in which it is formed and
(i) in the case of a corporation, pursuant to the Certificate of Incorporation and By-laws in effect prior to the Effective Date, except to the extent such Certificate of Incorporation and By-laws are amended by this Plan, without prejudice to any right to terminate such existence (whether by merger or otherwise) under applicable law after the Effective Date or (ii) in the case of a trust pursuant to the declaration of trust, trust agreement or similar document pursuant to which such trust is formed.

                           (b) On or after the Effective Date, the
applicable Reorganized Debtors may enter into such transactions and may take such actions as may be necessary or appropriate to effect a restructuring of their respective businesses, to otherwise simplify the overall structure of the Reorganized Debtors, or to reorganize certain of the subsidiary Debtors under the laws of jurisdictions other than the laws of which the applicable subsidiary Debtors are presently incorporated. Such restructuring may include, but is not limited to, one or more mergers, consolidations, restructures, dispositions, liquidations, dissolutions, or any other transactions in which Comdisco or a Comdisco Debtor transfers assets and liabilities to a new, wholly-owned direct subsidiary of Reorganized Comdisco as may be determined by the Debtors or Reorganized Debtors to be necessary or appropriate (collectively, the "Restructuring Transactions"). The actions to effect the Restructuring Transactions may include: (i) the execution and delivery of appropriate agreements, declarations of trust, trust agreements or similar trust documents or other documents of merger, consolidation, restructuring, disposition, liquidation, dissolution or any other transactions in which Comdisco or a Comdisco Debtor transfers assets and liabilities to a new, wholly-owned direct subsidiary of Reorganized Comdisco containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable state law and such other terms to which the applicable entities may agree; (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, duty, or obligation on terms consistent with the terms of the Plan and having such other terms to which the applicable entities may agree; (iii) the filing of appropriate certificates or articles of merger, consolidation, dissolution or incorporation or declarations of trust, trust agreements or similar trust documents pursuant to applicable state law; and (iv) all other actions that the applicable entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable state law in connection with such transactions. The Restructuring Transactions may include one or more mergers, consolidations, restructures, dispositions, liquidations, or dissolutions, as may be determined by the Reorganized Debtors to be necessary or appropriate to result in substantially all of the respective assets, properties, rights, liabilities, duties, and obligations of certain of the Reorganized Debtors vesting in one or more surviving, resulting, or acquiring corporations or trusts. In each case in which the surviving, resulting, or acquiring corporation or trusts in any such transaction is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring corporation or trust will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan to pay or otherwise satisfy the Allowed Claims against such Reorganized Debtor, except as provided in any contract, instrument, or other agreement or document effecting a disposition to such surviving, resulting, or acquiring corporation, which may provide that another Reorganized Debtor will perform such obligations.

                           (c) As part of the Restructuring Transactions,
Reorganized Comdisco shall form two new, wholly-owned direct subsidiaries, New Leasing Company and New Europe Holding Company. On the Effective Date Reorganized Comdisco shall transfer all assets and stock of the Comdisco Debtors relating to the leasing business to the New Leasing Company and all of the stock of the Non-Debtor foreign subsidiaries to New Europe Holding Company. In addition, Reorganized Comdisco shall form New Ventures Company, a direct wholly- owned subsidiary of New Leasing Company and shall transfer to New Ventures Company all assets of the Comdisco Debtors related to the Ventures business. In addition, Reorganized Comdisco may transfer any remaining assets to one of the subsidiary companies or form an additional wholly-owned direct or indirect subsidiary to hold all, or a portion, of its remaining assets.

                           (d) On the Effective Date, if reasonably agreed
upon by the Debtors and the Creditors' Committee, the Newco Structure shall be implemented, unless the Debtors and the Creditors' Committee otherwise reasonably determine to implement the Continuing Company Structure or the Trust Structure. If the Trust Structure is selected, then the Debtors will enter into a trust agreement acceptable to the Creditors' Committee.

                           (e) As part of the Restructuring Transactions,
on, prior to, or as soon as practicable after, the Effective Date, the Reorganized Debtors shall take whatever steps are necessary and appropriate to wind up and terminate the corporate existence of the Affiliate Debtors, including to transfer the assets of such entity (including such entities' Interests) to such other of the Reorganized Debtors as the Reorganized Debtors may determine; provided, however, that the Reorganized Comdisco Debtors may not transfer property to the Reorganized Prism Debtors and the Reorganized Prism Debtors may not transfer assets to the Reorganized Comdisco Debtors.

                  7.2      Substantive Consolidation.

                  The Plan, as set forth below, provides for the substantive consolidation of the Estates that comprise the Comdisco Debtors, and the Estates that comprise the Prism Debtors, respectively. The Plan does not provide for the substantive consolidation of the Comdisco Debtors and the Prism Debtors.

                           (a) The Comdisco Debtors. The Plan is premised
upon the substantive consolidation of the Estates that comprise the Comdisco Debtors only for purposes of the Plan, for voting, confirmation and distribution purposes. Except as set forth in Section 7.1, the Plan does not contemplate the merger or dissolution of any Debtor entity or the transfer or commingling of any asset of any Debtor. On the Effective Date,
(i) all assets and liabilities of the Comdisco Debtors shall be deemed merged or treated as though they were merged into and with the assets and liabilities of Comdisco; (ii) no distributions shall be made under the Plan on account of Intercompany Claims; (iii) no distributions shall be made under the Plan on account of Affiliate Interests; and (iv) all guarantees of the Comdisco Debtors of the obligations of any other Comdisco Debtor shall be deemed eliminated so that any claim against any Comdisco Debtor and any guarantee thereof executed by any other Comdisco Debtor and any joint or several liability of any of the Comdisco Debtors shall be deemed to be one obligation of the consolidated Comdisco Debtors. Such substantive consolidation (other than for purposes related to the Plan) shall not affect (i) the legal, corporate or trust structures of the Reorganized Debtors, subject to the right of the Debtors or Reorganized Comdisco to effect the Restructuring Transactions as provided in Section 7.1 of the Plan, (ii) Intercompany Claims, (iii) Affiliate Interests, and (iv) pre and post Commencement Date guarantees that are required to be maintained (x) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed, or
(y) pursuant to the Plan.

                           (b) The Prism Debtors. The Plan is premised upon
the substantive consolidation of the Estates that comprise the Prism Debtors only for purposes of the Plan, for voting, confirmation and distribution purposes. Except as set forth in Section 7.1, the Plan does not contemplate the merger or dissolution of any Prism Debtor entity or the transfer or commingling of any asset of any Prism Debtor. On the Effective Date, (i) all assets and liabilities of the Prism Debtors shall be deemed merged or treated as though they were merged into and with the assets and liabilities of Prism; (ii) no distributions shall be made under the Plan on account of Intercompany Claims other than the Comdisco/Prism Intercompany General Unsecured Claim and Comdisco/Prism Intercompany Secured Claims to the extent provided in Section 5.2; (iii) no distributions shall be made under the Plan on account of Affiliate Interests; and (iv) all guarantees of the Prism Debtors of the obligations of any other Prism Debtor shall be deemed eliminated so that any claim against any Prism Debtor and any guarantee thereof executed by any other Prism Debtor and any joint or several liability of any of the Prism Debtors shall be deemed to be one obligation of the consolidated Prism Debtors. Such substantive consolidation (other than for purposes related to the Plan) shall not affect (i) the legal, corporate or trust structures of the Prism Debtors,
(ii) Intercompany Claims, (iii) Subsidiary Interests, and (iv) pre and post Commencement Date guarantees that are required to be maintained (x) in connection with executory contracts or unexpired leases that were entered into during the Chapter 11 Cases or that have been or will be assumed, or
(y) pursuant to the Plan.

                  7.3 Order Granting Substantive Consolidation. This Plan shall serve as a motion seeking entry of an order substantively consolidating the Chapter 11 Cases, as described and to the limited extent set forth in Section 7.2 above. Unless an objection to such substantive consolidation is made in writing by any creditor affected by the Plan as herein provided on or before five (5) days prior to the Voting Deadline, or such other date as may be fixed by the Court, the Substantive Consolidation order (which may be the Confirmation Order) may be entered by the Court. The Substantive Consolidation order, however, shall only be entered if the Bankruptcy Court enters the Confirmation Order. In the event any such objections are timely filed, a hearing with respect thereto shall occur at the Confirmation Hearing.

                  7.4 Revesting of Assets; Releases of Liens. The property of each Debtor's Estate, together with any property of each Debtor that is not property of its Estate and that is not specifically disposed of pursuant to the Plan, shall revest in the applicable Debtor on the Effective Date, subject to the Restructuring Transactions. Thereafter, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any claims or interests arising or becoming due on or after the Effective Date without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. As of the Effective Date, all property of each Debtor shall be free and clear of all Claims and Interests, except as specifically provided in the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors may pay the reasonable charges that they incur on or after the Effective Date for Professionals' fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

                  7.5      Directors and Officers of the Reorganized Debtors.

                           (a) Appointment. The existing senior officers of
Comdisco, except for the Chief Executive Officer shall initially serve in the same capacities after the Effective Date for Reorganized Comdisco. On or prior to the Confirmation Hearing, the Debtors shall announce the new Chief Executive Officer of Comdisco. The initial board of directors of Reorganized Comdisco shall consist of five (5) directors. The Creditors' Committee shall be entitled to appoint four (4) directors and the Chief Executive Officer shall be the fifth director. All of the selected directors shall be reasonably acceptable to the Chief Executive Officer and the Creditors' Committee. The Chief Executive Officer shall be Chairman of the board of directors. The Persons designating board members shall file with the Bankruptcy Court and give to Comdisco written notice of the identities of such members no later than the date of the Confirmation Hearing; provided, however, that if and to the extent that the Creditors' Committee or the Equity Committee fail to file and give such notice, Comdisco shall designate the members of the board of directors of Reorganized Comdisco by announcing their identities at the Confirmation Hearing. The board of directors of the remaining Reorganized Debtors, or any new subsidiary of Reorganized Comdisco formed pursuant to the Restructuring Transactions, shall consist of directors as determined by Reorganized Comdisco on the Effective Date or thereafter.

                           (b) Terms. Reorganized Comdisco board members
shall serve for an initial two (2) year term commencing on the Effective Date. If agreed upon by the Debtors and the Creditors' Committee, the terms for board members may be staggered.

                           (c) Vacancies. Until the first annual meeting of
shareholders of Reorganized Comdisco after the Effective Date, any vacancy in the directorship originally (i) selected by the Creditors' Committee shall be filled by a person designated by such director as a replacement to serve out the remainder of the applicable term; and (ii) selected by the Chief Executive Officer, shall be filled by a person designated by the Chief Executive Officer to serve out the remainder of the applicable term.

                  7.6 Certificates of Incorporation, By-laws and Trust Documents. The Certificates of Incorporation, By-laws, declarations of trust, trust agreements or similar trust documents of each of the Reorganized Debtors and the New Subsidiary Companies shall be structured or amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, (a) pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of nonvoting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code; and (b) provisions authorizing the issuance of New Subsidiary Company Common Shares, New Common Shares, New Senior Notes and New PIK Notes in amounts not less than the amounts necessary to permit the distributions thereof required or contemplated by the Plan. After the Effective Date, the Reorganized Debtors may amend and restate the Certificates of Incorporation, By-laws, declarations of trust, trust agreements or similar trust documents as permitted by applicable law.

                  7.7 Corporate or Trust Action. On the Effective Date, the adoption of the Certificates of Incorporation or similar constituent documents, the adoption of the By-laws, the adoption of declarations of trust, trust agreements or similar trust documents, the selection of directors and officers (or persons serving in similar capacities) for the Reorganized Debtors, and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the organizational structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall, as of the Effective Date, be deemed to have occurred and shall be effective as provided herein, and shall be authorized and approved in all respects without any requirement of further action by the security holders or directors of the Debtors and the Reorganized Debtors.

                  7.8 Cancellation of Existing Securities. On the Effective Date, except as otherwise provided for in the Plan, (a) the Existing Securities and any other notes, bonds, indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, shall be cancelled without any further action, and (b) the obligations of, and/or Claims against, the Debtors under or relating to any agreements, indentures or certificates of designation governing the Existing Securities and any other notes, bonds, indentures or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor, except such notes or other instruments evidencing indebtedness or obligations of a Debtor that are Reinstated or amended and restated under the Plan, as the case may be, shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the Claim holder and that is administered by an indenture trustee, an agent or a servicer shall continue in effect solely for the purposes of allowing such indenture trustee, agent or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan, allowing the Prepetition Indenture Trustees to assert their Prepetition Indenture Trustees Charging Liens against such distributions for payment of the Prepetition Indenture Trustees Fees, to the extent that all or a portion of such fees are not paid pursuant to Section 11.2 of this Plan; provided, further, that this proviso in the Plan shall not affect the discharge of the Debtors' or the Reorganized Debtors' liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors.

                  7.9 Issuance of New Securities and Related Documentation. On the Effective Date, or as soon as reasonably practicable after, the Reorganized Debtors shall issue (i) for distribution in accordance with the terms of the Plan, the New Common Shares, the New Senior Notes, the New PIK Notes and the Contingent Equity Distribution to the Disbursing Agent, and
(ii) the New Subsidiary Companies Common Shares to Reorganized Comdisco. The issuance of the New Common Shares, the New Senior Notes and the New PIK Notes and, to the extent they are securities, the Contingent Equity Distribution, and the distribution thereof shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. Without limiting the effect of section 1145 of the Bankruptcy Code, not earlier than the first anniversary of the Effective Date, Reorganized Comdisco will enter into a Registration Rights Agreement, substantially in the form of Exhibit F to be filed on or before the Exhibit Filing Date, with each holder of an Allowed Class C-4 Claim and, if the Contingent Equity Distribution is determined to be a security, each holder of an Allowed Class C-5A Interest or Allowed Class C-5B who (a) who by virtue of holding the New Common Shares or the Contingent Equity Distribution to be distributed under the Plan and/or its relationship with Reorganized Comdisco could reasonably be deemed to be an "affiliate" (as such term is used within the meaning of applicable securities laws) of Reorganized Comdisco, and (b) who requests in writing that Reorganized Comdisco execute such agreement. The Registration Rights Agreements shall contain certain shelf, demand and piggyback registration rights for the benefit of the signatories thereto.

                  7.10 Sources of Cash for Plan Distributions. Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan shall be obtained from existing Cash balances and the operations of the Debtors and the Reorganized Debtors.

                  7.11 Use of Cash. Prior to the Distribution Date, the Reorganized Debtors shall fund the Cash Reserve and the Operating Reserve. After the Distribution Date, all Cash received by Reorganized Comdisco shall be used as follows: First, to pay operating expenses, second, to pay interest under the New Senior Notes; third to amortize principal under the New Senior Notes; fourth, to pay interest under the New PIK Notes; fifth, to make the applicable payments under the Management Incentive Plan; sixth to amortize the New PIK Notes; and seventh, to pay dividends or other distributions to the holders of the New Common Shares.

                  7.12 Exclusivity Period. The Debtors shall retain the exclusive right to amend or modify the Plan (subject to the provisions of Section 16.3 of this Plan), and to solicit acceptances of any amendments to or modifications of the Plan, through and until the Effective Date.

                  7.13 Exemption from Certain Transfer Taxes. Pursuant to
section 1146(c) of the Bankruptcy Code, any transfers from the Debtors to the Reorganized Debtors or otherwise pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

                  7.14 Preservation of Causes of Action. Except as otherwise provided in this Plan or the Confirmation Order, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Causes of Action that the Debtors or the Estates may hold against any Person or entity. Each Debtor or its successor(s) may pursue such Causes of Action as appropriate, in accordance with the best interests of the Reorganized Debtor or its successor(s) who hold such rights. The Debtors reserve their right to modify Schedule to add or delete parties or causes of action, but disclaim any obligation to do so.

                  7.15 Effectuating Documents; Further Transactions. On the Effective Date, the Chief Executive Officer and other executive officers of the Reorganized Debtors shall be authorized and directed to issue, execute, deliver, file or record the contracts, instruments, securities, releases, and other agreements or documents contemplated by the Plan in the name of and on behalf of the Reorganized Debtors. The secretary or any assistant secretary of the Reorganized Debtors shall be authorized to certify or attest to any of the foregoing actions.

                  7.16 Employee Benefits and Retiree Benefits. From and after the Effective Date, the Reorganized Debtors, at their sole discretion, will continue their existing employee, severance and retention benefits policies, plans and agreements subject to any rights to amend, modify or terminate such benefits under the terms of the applicable benefits agreements, applicable non-bankruptcy law or determination by the board of directors of the Reorganized Debtors. The Reorganized Debtors will continue to pay "retiree benefits" (as defined in section 1114(a) of the Bankruptcy Code), if any.

                  7.17 Management Incentive Plan and Management
Participation Agreement. On the Effective Date, the Debtors shall implement an incentive plan governed by the Management Incentive Plan. In addition, Reorganized Comdisco shall enter into any Management Participation Agreements which Reorganized Comdisco determines, in its sole discretion, are necessary. All such Management Participation Agreements shall be governed by the provisions of the Management Incentive Plan.

                                ARTICLE VIII

           TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

                  8.1 Assumption of Executory Contracts and Unexpired Leases. Each executory contract or unexpired lease as to which any of the Debtors is a party, including those listed in Schedule 8.1, shall be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such executory contract or unexpired lease (i) shall have been previously rejected by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to reject pending on or before the Effective Date, (iii) is listed on Schedule 8.2 attached hereto, or (iv) is otherwise rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365 and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to this Section 8.1 shall vest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any executory contract or unexpired lease.

                  Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements or other agreements made directly or indirectly by any agreement, instrument or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of this Plan.

                  8.2 Rejection of Executory Contracts and Unexpired Leases. The executory contracts and unexpired leases specifically listed on
Schedule 8.2 of the Plan as rejected as of the Effective Date shall be deemed automatically rejected as of the Effective Date. As to those rejected executory contracts and unexpired leases rejected effective after the Effective Date, the Reorganized Debtors shall continue to perform their obligations thereunder until the effective date of such rejections. The Debtors reserve the right to (a) file a motion on or before the Confirmation Date to reject an executory contract or unexpired lease that
(i) is not listed on Schedule 8.2, or (ii) has not been previously rejected by Final Order of the Bankruptcy Court, and (b) modify or supplement
Schedule 8.2 at any time prior to the Effective Date, including, without limitation, the right to add any executory contract or unexpired lease to, or delete any executory contract or unexpired lease from, Schedule 8.2.

                  8.3 Cure of Defaults of Assumed Executory Contracts and Unexpired Leases. Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the option of the Debtor party to the contract or lease or the assignee of such Debtor party assuming such contract or lease, by Cure. If there is a dispute regarding (a) the nature or amount of any Cure, (b) the ability of any Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be; provided that if there is a dispute as to the amount of Cure that cannot be resolved consensually among the parties, the Debtors shall have the right to reject the contract or lease for a period of five (5) days after entry of a final order establishing a Cure amount in excess of that provided by the Debtors. The Confirmation Order shall contain provisions providing for notices of proposed assumptions and proposed cure amounts to be sent to applicable third parties and for procedures for objecting thereto (which shall provide not less than twenty
(20) days notice of such procedures and any deadlines pursuant thereto) and resolution of disputes by the Bankruptcy Court. To the extent the Debtor who is party to the executory contract or unexpired lease is to be merged or liquidated as part of a Restructuring Transaction, the nondebtor parties to such executory contract or unexpired lease shall, upon assumption as contemplated herein, be deemed to have consented to the assignment of such executory contract or unexpired lease to the Reorganized Debtor that is the surviving entity after such Restructuring Transaction.

                  8.4 Rejection Damages Bar Date. If the rejection by a Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against any Debtor or Reorganized Debtor or the properties of any of them unless a Proof of Claim is filed with the Debtors' Claims agent, Logan & Company, Inc. and served upon counsel to the Debtors, and counsel to the Creditors' Committee, within thirty (30) days after service of the earlier of (a) notice of the Effective Date, or (b) other notice that the executory contract or unexpired lease has been rejected.

                                 ARTICLE IX

                     PROVISIONS GOVERNING DISTRIBUTIONS

                  9.1 Time of Distributions. Except as otherwise provided for herein or ordered by the Bankruptcy Court, all distributions under the Plan on account of claims that are an Allowed Claim as of the Effective Date shall be made on the Distribution Date, and distribution on account of claims that become Allowed Claims after the Effective Date shall be made pursuant to Article X of this Plan.

                  9.2 Interest on Claims. Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on Claims, and no Claim holder shall be entitled to interest accruing on or after the Petition Date on any Claim. To the extent provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall accrue on Claims at the applicable non-default rate. Unless otherwise specifically provided for in the Plan, the Confirmation Order, or required by applicable bankruptcy law, interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim. Until the Effective Date, nothing herein shall waive the right of any creditor to seek postpetition interest.

                  9.3 Disbursing Agent. The Disbursing Agent(s) shall make all distributions required under this Plan, except that (a) the Prepetition Indenture Trustees, as agents or servicers, shall make distributions to holders of Allowed Prepetition Note Claims in accordance with the Prepetition Indentures, and (b) the Prepetition Administrative Agents shall make the Initial Distribution to holders of Allowed Prepetition Bank Claims. Within five (5) days following the Record Date the Prepetition Administrative Agents, except Bank One N.A., shall provide the Disbursing Agent with a list of holders of the Prepetition Bank Claims. The Disbursing Agent shall make all Quarterly Distributions to the holders of Prepetition Bank Claims. The Disbursing Agent(s) shall reasonably cooperate with the Prepetition Indenture Trustees, as agents or servicers, and the Prepetition Administrative Agents in making distributions in accordance with this Plan.

                  9.4      Delivery of Distributions.

                           (a) Distributions to holders of Allowed Class
C-3, C-4, C-5B or P-3 Claims shall be made by the Disbursing Agent, the Prepetition Indenture Trustees (as agents or servicers), or the Prepetition Administrative Agents (for purposes of this paragraph, the "applicable disbursing agent") (i) at the addresses set forth on the proofs of claim filed by such Claim holders (or at the last known addresses of such Claim holders if no proof of claim is filed or if the Debtors have been notified of a change of address), (ii) at the addresses set forth in any written notices of address changes delivered to the applicable disbursing agent after the date of any related proof of claim, (iii) at the addresses reflected in the Schedules if no proof of claim has been filed and the applicable disbursing agent has not received a written notice of a change of address, or (iv) in the case of a Claim holder whose Claim is governed by one of the Prepetition Indentures or other agreement and is administered by one of the Prepetition Indenture Trustees, at the addresses contained in the official records of the Prepetition Indenture Trustees, including as set forth in any ballots cast with respect to such Claims. Distributions made to holders of Claims by the Prepetition Indenture Trustees or the Prepetition Administrative Agents shall be subject to the rights of the Prepetition Indenture Trustees and the Prepetition Administrative Agents under the Prepetition Indentures, Prepetition Credit Agreements, or similar contract or agreement to enforce any charging liens thereunder, such as the Prepetition Indenture Trustee Charging Lien. If any Claim holder's distribution is returned as undeliverable, no further distributions to such Claim holder shall be made unless and until the applicable disbursing agent is notified of such Claim holder's then current address, at which time all missed distributions shall be made to such Claim holder without interest. Amounts in respect of undeliverable distributions shall be returned to (x) the applicable Prepetition Indenture Trustees, with respect to Prepetition Note Claims, (y) the applicable Prepetition Administrative Agent with respect to Prepetition Bank Claims or (z) the Disbursing Agent with respect to all other claims, until such distributions are claimed. All claims for undeliverable distributions shall be made on or before the first (1st) anniversary of the Effective Date. After such date, all unclaimed property relating to distributions to be made on account of Class C-4 Claims shall revert to Reorganized Comdisco and any New Common Shares held for distribution on account of such Claim shall be cancelled and of no further force or effect and all the other unclaimed property shall revert to the Reorganized Debtors, free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Nothing contained in the Plan shall require any of the applicable disbursing agents to attempt to locate any holder of an Allowed Claim or Interest.

                           (b) Delivery of distributions to holders of
Interests in Class C-5A shall be made by a Disbursing Agent at the addresses set forth in the Debtors' books and records.

                  9.5 Record Date for Distributions. The Disbursing Agent, the Prepetition Indenture Trustees and the Prepetition Agents shall have no obligation to recognize the transfer of, or the sale of any participation in, any Allowed Claim or Interest that occurs after the close of business on the Record Date, and will be entitled for all purposed herein to recognize and distribute only to those holders of Allowed Claims who are holders of such Claims, or participants therein, as of the close of business on the Record Date. The Reorganized Debtors and the Disbursing Agent shall instead be entitled to recognize and deal with for all purposes under the Plan with only those record holders stated on the official claims register or the official transfer ledger, as the case may be, as of the close of business on the Record Date. At the close of business on the Record Date, the transfer ledgers of the Prepetition Indenture Trustees, or other agents and servicers of the Prepetition Notes and the transfer registers of the Old Equity shall be closed, and there shall be no further changes in the record holders of the Prepetition Notes or the Old Equity. The Reorganized Debtors, the Prepetition Indenture Trustees, and any other agents and servicers for the Prepetition Notes shall have no obligation to recognize any transfer of the Prepetition Notes or the Old Equity occurring after the Record Date. The Reorganized Debtors, the Prepetition Indenture Trustees, and any other agents and servicers for the Prepetition Notes or Old Equity shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Record Date.

                  9.6 Surrender of Securities and Instruments.

                           (a) On or before the date that distributions are
first made by the Disbursing Agent or the Prepetition Indenture Trustees, each holder of an instrument evidencing a Claim on account of Prepetition Notes (a "Certificate") shall surrender such Certificate to the Prepetition Indenture Trustees who shall then deliver such Certificate to the Disbursing Agent in accordance with written instructions to be provided to such holder by the Prepetition Indenture Trustees as promptly as practicable following the Effective Date, and such Certificate shall be cancelled. Such instructions shall specify that delivery of such Certificate will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Certificate with a letter of transmittal in accordance with such instructions. No distribution of property hereunder shall be made to or on behalf of any such Claim holder unless and until such Certificate is received by the Disbursing Agent or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent. Any such Claim holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity holding the Reorganized Debtors, the Disbursing Agent, the Prepetition Indenture Trustees, or any other applicable agent or servicer, harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Allowed Claim and otherwise reasonably satisfactory to the Reorganized Debtors, the Disbursing Agent, the Prepetition Indenture Trustees, or any other applicable agent or servicer, prior to the first (1st) anniversary of the Effective Date, shall be deemed to have forfeited, and shall be forever barred from asserting, any and all rights and Claims in respect of such Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Reorganized Debtors Prepetition Indenture Trustees notwithstanding any federal or state escheat laws to the contrary. Upon compliance with this Section 9.6 by a holder of a Claim evidenced by a Prepetition Note, such holder shall, for all purposes under the Plan, be deemed to have surrendered such note or other Security.

                           (b) On or before the date that distributions are
first made by the Disbursing Agent, each holder of an instrument evidencing an interest on account of Old Equity (a "Certificate") shall surrender such Certificate to the transfer agent who shall then deliver such Certificate to the Disbursing Agent in accordance with written instructions to be provided to such holder by the transfer agent as promptly as practicable following the Effective Date, and such Certificate shall be cancelled. Such instructions shall specify that delivery of such Certificate will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Certificate with a letter of transmittal in accordance with such instructions. No distribution of property hereunder shall be made to or on behalf of any such interest holder unless and until such Certificate is received by the Disbursing Agent or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent. Any such interest holder who fails to surrender or cause to be surrendered such Certificate or fails to execute and deliver an affidavit of loss and indemnity holding the Reorganized Debtors, the Disbursing Agent, or any other applicable agent or servicer, harmless from any damages, liabilities or costs incurred in treating such individual as a holder of an Allowed Interest and otherwise reasonably satisfactory to the Reorganized Debtors, the Disbursing Agent, or any other applicable agent or servicer, prior to the first (1st) anniversary of the Effective Date, shall be deemed to have forfeited, and shall be forever barred from asserting, any and all rights and Interests in respect of such Certificate and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Reorganized Debtors notwithstanding any federal or state escheat laws to the contrary. Upon compliance with this Section 9.6 by a holder of an Interest evidenced by an Old Equity, such holder shall, for all purposes under the Plan, be deemed to have surrendered such Interest.

                  9.7 Services of Prepetition Indenture Trustees, Prepetition Administrative Agents and Servicers. The services, with respect to consummation of the Plan, of the Prepetition Indenture Trustees and the Prepetition Administrative Agents, including the reasonable fees and expenses of its counsel, under the Prepetition Indenture, Prepetition Credit Agreements and other agreements that govern the rights of holders of the Prepetition Notes or Prepetition Bank Claims, shall be as set forth elsewhere in this Plan. Notwithstanding the foregoing, the Reorganized Debtors, shall reimburse the Prepetition Indenture Trustees, Prepetition Administrative Agents and any other agent or servicer for reasonable and necessary services performed by them and any indemnification amounts under the Prepetition Indentures or Prepetition Credit Agreements arising in connection with the performance of such services as contemplated in this Plan.

                  9.8 Allocation of Plan Distributions Between Principal and Interest. To the extent that any Allowed Claim entitled to a distribution under the Plan is composed of indebtedness and accrued but unpaid interest thereon, such distribution shall, to the extent permitted by applicable law, be allocated, for federal income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.

                           9.9 Withholding and Reporting Requirements. The
Reorganized Debtors and the Disbursing Agent (including the Trustee of the Litigation Trust, if applicable), as the case may be, shall be authorized to take any and all actions that may be necessary or appropriate to comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all payments and distributions hereunder shall be subject to such withholding and reporting requirements. All entities holding Claims or Interests shall be required to provide any information necessary to effect the withholding of such taxes. Notwithstanding any other provision of the Plan (i) each holder of an Allowed Claim or Allowed Interest that is to receive a distribution of New Common Shares pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution, and (ii) no distribution shall be made to or on behalf of such holder pursuant to the Plan unless and until such holder has made arrangements satisfactory to the Reorganized Debtors and the Disbursing Agent, as the case may be, for the payment and satisfaction of such tax obligations. Any New Common Shares to be distributed pursuant to the Plan shall, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to the Plan.

                  9.10 Means of Cash Payment. Payments of Cash made pursuant to the Plan shall be in U.S. dollars and shall be made, at the option and in the sole discretion of the Reorganized Debtors, by (a) checks drawn on, or (b) wire transfer from a domestic bank selected by the Reorganized Debtors. Cash payments to foreign creditors may be made, at the option of the Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

                  9.11 Fractional Shares. Any other provision of the Plan notwithstanding, payments of fractions of shares of New Common Shares shall not be made, and no New Senior Notes or New PIK Notes shall be issued, in any nominal (face) amount that contains a fraction of a dollar. Whenever any payment of a fraction of a share of New Common Shares or issuance of a New Senior Note or New PIK Note with a face amount containing a fractional dollar under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares and half dollars being rounded down.

                  9.12 Setoffs. Each Debtor and Reorganized Debtor may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy laws, but shall not be required to, set off against any Claim and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors, the Reorganized Debtors, may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claim that the Debtors or the Reorganized Debtors may have against such holder.

                                 ARTICLE X

                     PROCEDURES FOR RESOLVING DISPUTED,
                     CONTINGENT AND UNLIQUIDATED CLAIMS

                  10.1 Claims Administration Responsibility. Each
Reorganized Debtor (or such other Person designated by the Reorganized Debtors to act on their behalf) shall retain responsibility for administering, disputing, objecting to, compromising or otherwise resolving and making distributions on account of the respective Claims of such Debtor.

                  10.2 Objection Deadline; Prosecution of Objections. No later than the Claims Objection Deadline (as may be extended by an order of the Bankruptcy Court), the Debtors or the Reorganized Debtors shall file objections to Claims with the Bankruptcy Court and serve such objections upon the holders of each of the Claims to which objections are made, provided, however, the Debtors and the Reorganized Debtors shall not object to Claims specifically Allowed pursuant to the Plan. Nothing contained herein, however, shall limit the right of the Reorganized Debtors to object to Claims, if any, filed or amended after the Claims Objection Deadline. The Debtors and the Reorganized Debtors shall be authorized to, and shall, resolve all Disputed Claims by withdrawing or settling such objections thereto, or by litigating to judgment in the Bankruptcy Court or such other court having jurisdiction the validity, nature and/or amount thereof. If an objection has not been filed to a Proof of Claim or a scheduled Claim by the Claims Objection Deadline, the Claim to which the Proof of Claim or scheduled Claim related will be treated as an Allowed Claim if such Claim has not been Allowed earlier.

                  10.3 No Distributions Pending Allowance. No payments or distributions will be made to a holder of a Claim with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim.

                  10.4 Disputed Claim Reserve. The Disbursing Agent shall withhold the Disputed Claim Reserve from the property to be distributed to particular classes under the Plan based upon the Face Amount of Disputed Claims as directed by the Reorganized Debtors. The Disbursing Agent shall withhold such amounts or property as may be necessary from property to be distributed to such Classes of Claims under the Plan on a Pro Rata basis based upon the Face Amount of such Claims. The Reorganized Debtors or their designated Disbursing Agent may request estimation for any Disputed Claim that is contingent or unliquidated, and the Disbursing Agent will withhold the applicable Disputed Claim Reserve based upon the estimated amount of each such Claim as estimated by the Bankruptcy Court. If the Reorganized Debtors or their designated Disbursing Agent elects not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is contingent or unliquidated, the Disbursing Agent shall withhold the applicable Disputed Claim Reserve based upon the good faith estimate of the Reorganized Debtors or their designated Disbursing Agent of such Claim. The Disbursing Agent shall also place in the applicable Disputed Claim Reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the applicable Disputed Claim Reserve, to the extent that such property continues to be withheld as the applicable Disputed Claim Reserve at the time such distributions are made or such obligations arise. If practicable, the Disbursing Agent will invest any Cash that is withheld as the applicable Disputed Claim Reserve in an appropriate manner to insure the safety of the investment. Nothing in this Plan or the Disclosure Statement shall be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

                  10.5 Distributions After Allowance. Payments and distributions from the Disputed Claim Reserve shall be made as appropriate to the holder of any Disputed Claim that has become an Allowed Claim, on the next Quarterly Distribution Date after the date such Disputed Claim becomes an Allowed Claim. Such distributions shall be based upon the cumulative distributions that would have been made to the holder of such Claim under the Plan if the Disputed Claim had been Allowed on the Effective Date and shall not be limited by the Disputed Claim Amounts previously reserved with respect to such Disputed Claim to the extent that additional amounts are available therefor, but only to the extent that such additional amounts have not yet been distributed to holders of Allowed Claims. Upon such distribution, the reserve shall be reduced by an amount equal to the amount reserved with respect to such Disputed Claim. To the extent the amount reserved for such Disputed Claim exceeds the Allowed Amount, if any, of such Claim, the remainder shall be deposited in the Supplemental Distribution Account and distributed to holders of Allowed Class C-4 Claims in accordance with the provisions of Section 5.1(d) of this Plan.

                                 ARTICLE XI

           ALLOWANCE AND PAYMENT OF CERTAIN ADMINISTRATIVE CLAIMS

                  11.1     Professional Claims.

                           (a) On the Effective Date, the Debtors shall pay
all amounts owing to Professionals for all outstanding amounts relating to prior periods through the Effective Date approved by the Bankruptcy Court in accordance with the Professional Fee Order; provided, however, that Professionals shall continue to prepare fee applications in accordance with the Professional Fee Order up to the Effective Date. No later than fifteen
(15) days prior to the Confirmation Hearing, each Professional shall estimate fees and expenses due for periods that have not been billed as of the anticipated Effective Date. The Joint Fee Review Committee or any other party in interest shall have until the Confirmation Hearing to object to such estimate. If no party objects to a Professional's estimate, then within ten (10) days of the Effective Date such Professional shall submit a bill and, provided that such bill is no more than the estimate, the fees and expenses shall be Allowed. On the Effective Date, the Reorganized Debtors shall fund an escrow account in an amount equal to the aggregate amount of outstanding fee applications not ruled upon by the Bankruptcy Court as of the Effective Date plus the aggregate amount of all estimated fees and expenses due for periods that have not been billed as of the Effective Date. Such escrow account shall be used by the Reorganized Debtors to pay the remaining Professional Claims owing to the Professionals as and when Allowed by the Bankruptcy Court. When all Professional Claims have been paid in full, amounts remaining in such escrow account, if any, shall be returned to the Reorganized Debtors.

                           (b) All Professionals or other entities
requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered on or before the Effective Date (including compensation for making a substantial contribution in any of the Chapter 11 Cases) shall file with the Bankruptcy Court and serve such applications on counsel for the Debtors, the Creditors' Committee, the United States Trustee and as otherwise required by the Bankruptcy Court and the Bankruptcy Code an application for final allowance of compensation and reimbursement of expenses no later than forty-five (45) days after the end of the month in which the Effective Date occurred. Objections to applications of Professionals and other entities for compensation and reimbursement of expenses must be filed with the Bankruptcy Court no later than sixty-five
(65) days after the end of the month in which the Effective Date occurred. All compensation and reimbursement of expenses allowed by the Bankruptcy Court shall be paid ten (10) days after the entry of an Order allowing such fees and expenses, or as soon thereafter as practicable.

                  11.2 Other Administrative Claims. All other requests for payment of an Administrative Claim, other than fees for the Prepetition Indenture Trustees and their counsel which shall be paid without requiring the filing of a fee application (other than as set forth in Section 11.1 of this Plan), must be filed with the Bankruptcy Court and served on counsel for the Debtors and/or the Reorganized Debtors no later than forty-five
(45) days after the Effective Date. Unless the Debtors object to an Administrative Claim within forty-five (45) days after receipt, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the Allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to the fees and expenses of the Prepetition Indenture Trustees (including their counsel fees and expenses) in connection with their services as Prepetition Indenture Trustees, which fees and expenses shall be paid reasonably promptly by the Reorganized Debtors, or with respect to an Administrative Claim which is paid or payable by a Debtor in the ordinary course of business.

                                ARTICLE XII

                              LITIGATION TRUST

                  12.1     Appointment of Trustee.

                           (a) The Trustee for the Litigation Trust shall
be designated by the Creditors' Committee (in consultation with the Debtors). Specifically, the Creditors' Committee shall file a notice on a date that is not less than five (5) days prior to the Confirmation Hearing designating the Person who it has selected as Trustee and seeking approval of such designation. The Person designated as Trustee shall file an affidavit demonstrating that such Person is disinterested. If approved by the Bankruptcy Court, the Person so designated shall become the Trustee on the Effective Date.

                           (b) The Trustee shall have and perform all of
the duties, responsibilities, rights and obligations set forth in the Trust Agreement.

                  12.2 Transfer of Trust Assets to the Litigation Trust. On the Effective Date, the Debtors shall transfer and shall be deemed to have irrevocably transferred to the Litigation Trust, for and on behalf of the beneficiaries of the Trust, with no reversionary interest in the Debtors, the Trust Assets.

                  12.3     The Litigation Trust.

                           (a) Without any further action of the directors
or shareholders of the Debtors, on the Effective Date, the Trust Agreement for the Litigation Trust, substantially in the form of Exhibit G to this Plan and any other Trust Agreement, shall become effective. The Trustee shall accept the Litigation Trust and sign the Trust Agreement on the Effective Date and the Litigation Trust will then be deemed created and effective.

                           (b) The Trustee shall have full authority to
take any steps necessary to administer the Trust Agreement, including, without limitation, the duty and obligation to liquidate Trust Assets, to make distributions therefrom to the Disbursing Agent for distribution to holders of Allowed Claims in Class C-4 and, if authorized by majority vote of those members of the Trust Advisory Board authorized to vote, to pursue and settle any other Trust Claims. Upon such transfer (which, as stated above, shall occur on the Effective Date), the Debtors, the Disbursing Agent and the Reorganized Debtors shall have no other further rights or obligations with respect thereto.

                           (c) All costs and expenses associated with the
administration of the Litigation Trust, including those rights, obligations and duties described in Section 12.3(b) of this Plan, shall be the responsibility of and paid by the Litigation Trust; provided, however, that Reorganized Comdisco in its sole discretion may determine to make such loans to the Litigation Trust to pay such costs and expenses as it determines are necessary and appropriate. Notwithstanding the foregoing, the Reorganized Debtors shall make available to the Trustee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to representatives of the Litigation Trust to enable the Trustee to perform the Trustee's tasks under the Trust Agreement and this Plan; provided, however, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors shall not be entitled to compensation or reimbursement (including reimbursement for professional fees) with respect to fulfilling their obligations as set forth in this Section 12.3(c). The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance shall not interfere with the Reorganized Debtors' run off operations.

                           (d) The Trustee may retain such law firms,
accounting firms, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as it may deem necessary (collectively, the "Trustee Professionals"), in its sole discretion, and at its sole expense, to aid in the performance of its responsibilities pursuant to the terms of this Plan including, without limitation, the liquidation and distribution of Trust Assets.

                           (e) For federal income tax purposes, it is
intended that the Litigation Trust be classified as a liquidating trust under section 301.7701-4 of the Procedure and Administration Regulations and that such trust be owned by its beneficiaries. Accordingly, for federal income tax purposes, it is intended that the beneficiaries be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to the Litigation Trust. The Trust Agreement shall (i) state that the primary purpose of the Litigation Trust is to liquidate the Trust Assets with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, its liquidating purpose and
(ii) contain a fixed or determinable termination date that is generally not more than five (5) years from the date of creation of the Litigation Trust, which termination date may be extended for one or more finite terms subject to the approval of the bankruptcy court upon a finding that the extension is necessary to its liquidating purpose. Each such extension must be approved by the bankruptcy court within six (6) months of the beginning of the extended term.


                           (f) The Trustee shall be responsible for filing
all federal, state and local tax returns for the Litigation Trust. The Trustee shall file all federal tax returns for the Litigation Trust as a grantor trust pursuant to section 1.671-4(a) of the Procedure and Administration Regulations.

                  12.4     The Trust Advisory Board.

                           (a) The Trust Advisory Board shall be comprised
of up to three (3) members, each of which shall be designated by the Creditors' Committee. The Creditors' Committee, and/or the new board of Reorganized Comdisco, may elect whether to create a Trust Advisory Board. The Creditors' Committee shall give the Debtors written notice of the identities of such members and file such notice with the Bankruptcy Court on a date that is not less than five (5) days prior to the Confirmation Hearing; provided, however, that if the Creditors' Committee fails to file and give such notice, the Debtors shall designate the members of the Trust Advisory Board by announcing their identities at the Confirmation Hearing. The Trust Advisory Board shall adopt such By-laws as it may deem appropriate. The Trustee shall consult regularly with the Trust Advisory Board when carrying out the purpose and intent of the Litigation Trust. Members of the Trust Advisory Board shall be entitled to compensation in accordance with the Trust Agreement and to reimbursement of the reasonable and necessary expenses incurred by them in carrying out the purpose of the Trust Advisory Board. Reimbursement of the reasonable and necessary expenses of the members of the Trust Advisory Board and their compensation to the extent provided for in the Trust Agreement shall be payable by the Litigation Trust.

                           (b) In the case of an inability or unwillingness
of any member of the Trust Advisory Board to serve, such member shall be replaced by designation of the remaining members of the Trust Advisory Board. If any position on the Trust Advisory Board remains vacant for more than thirty (30) days, such vacancy shall be filled within fifteen (15) days thereafter by the designation of the Trustee without the requirement of a vote by the other members of the Trust Advisory Board.

                           (c) Upon the certification by the Trustee that
all Trust Assets have been distributed, abandoned or otherwise disposed of, the members of the Trust Advisory Board shall resign their positions, whereupon they shall be discharged from further duties and responsibilities.

                           (d) The Trust Advisory Board shall, by majority
vote, approve all settlements, after considering, among other things, the SIP Participant's ability to pay their SIP Subrogation Claim, of Claims which the Trustee or any member of the Trust Advisory Board may propose, provided, however, that the Trustee may seek Bankruptcy Court approval of a settlement of a Claim if the Trust Advisory Board fails to act on a proposed settlement of such SIP Subrogation Claims within thirty (30) days of receiving notice of such proposed settlement by the Trustee or as otherwise determined by the Trustee.

                           (e) The Trust Advisory Board may remove the
Trustee in its discretion. In the event the requisite approval is not obtained, the Trustee may be removed by the Bankruptcy Court for cause shown. In the event of the resignation or removal of the Trustee, the Trust Advisory Board shall, by majority vote, designate a person to serve as successor Trustee.

                           (f) Notwithstanding anything to the contrary in
this Plan, neither the Trust Advisory Board or any of its members, designees, counsel, financial advisors or any duly designated agent or representatives of any such party shall be liable for the act, default or misconduct of any other member of the Trust Advisory Board, nor shall any member be liable for anything other than such member's own gross negligence or willful misconduct. The Trust Advisory Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other professionals, and shall not be liable for anything done or omitted or suffered to be done in accordance with such advice or opinions. If the Trust Advisory Board determines not to consult with its counsel, accountants or other professionals, it shall not be deemed to impose any liability on the Trust Advisory Board, or its members and/or designees.

                           (g) The Trust Advisory Board shall govern its
proceedings through the adoption of by- laws, which the Trust Advisory Board may adopt by majority vote. No provision of such by-laws shall supersede any express provision of the Plan.

                  12.5 Distributions of Trust Assets. The Trustee shall make distributions of Net Trust Recoveries as follows: first, to pay the Trust Expenses; and, second, to the Disbursing Agent to disburse Pro Rata to holders of Allowed Claims in Class C-4 as required by this Plan. Distributions to holders of Allowed Claims in Class C-4 by the Trustee of Net Trust Recoveries shall be made at least semi-annually beginning with a calendar quarter that is not later than the end of the second calendar quarter after the Effective Date; provided, however, that the Trustee shall not be required to make any such semi-annual distribution in the event that the aggregate proceeds and income available for distribution is not sufficient, in the Trustee's discretion (after consultation with the Trust Advisory Board) to distribute monies to the holders of Allowed Claims in Class C-4. The Trustee will make continuing efforts to prosecute or settle the SIP Subrogation Claims, make timely distributions, and not unduly prolong the duration of the Litigation Trust.


                                ARTICLE XIII

                 CONFIRMATION AND CONSUMMATION OF THE PLAN

                  13.1 Conditions to Confirmation. The following are conditions precedent to confirmation of the Plan that may be satisfied or waived in accordance with Section 13.3 of the Plan:

                           (a) The Bankruptcy Court shall have approved by
Final Order a Disclosure Statement with respect to the Plan in form and substance reasonably acceptable to the Debtors.

                           (b) The Confirmation Order shall be in form and
substance reasonably acceptable to the Debtors.

                  13.2 Conditions to Effective Date. The following are conditions precedent to the occurrence of the Effective Date:

                           (a) The Debtors or the Reorganized Debtors shall
have Cash on hand sufficient to fund the Cash Reserve and make any other payments required to be paid under this Plan by the Debtors or the Reorganized Debtors on or as soon as practicable after the Effective Date.

                           (b) The Confirmation Order shall be in form and
substance acceptable to the Debtors and shall have been entered by the Bankruptcy Court and shall be a Final Order, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

                           (c) All transactions set forth in Section 7.1 of
this Plan shall have been entered into and all conditions precedent to the consummation thereof shall have been satisfied.

                           (d) Any order necessary to satisfy any condition
to the effectiveness of the Plan shall have become a Final Order and all documents provided for under the Plan shall have been executed and delivered by the parties thereto.

                           (e) Reorganized Comdisco shall have executed the
New Senior Notes and the New PIK Notes.

                  13.3 Waiver of Conditions. The conditions set forth in Sections 13.1 and 13.2 of the Plan may be waived, in whole or in part, by the Debtors with the consent of the Creditors' Committee, which consent shall not be unreasonably withheld, without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their reasonable discretion based on the circumstances giving rise to the failure of such condition to be satisfied. The failure of the Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

                                ARTICLE XIV

                 EFFECT OF THE PLAN ON CLAIMS AND INTERESTS

                  14.1     Discharge of the Debtors.

                           (a) Pursuant to sections 524 and 1141(d) of the
Bankruptcy Code, and except as otherwise specifically provided in this Plan or in the Confirmation Order, the distributions and rights that are provided in this Plan shall be in complete satisfaction, discharge and release, effective as of the Confirmation Date (but subject to the occurrence of the Effective Date), of Claims and Causes of Action, whether known or unknown, against, liabilities of, liens on, obligations of and Interests in the Debtors, the Reorganized Debtors, or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, including, but not limited to, demands and liabilities that arose before the Petition Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of the Debtors prior to the Confirmation Date and that arise from a termination of employment or a termination of any employee or retiree benefit program regardless of whether such termination occurred prior to or after the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (iii) the Claim holder of such a Claim accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all liabilities of the Debtors, subject to the Effective Date occurring.

                           (b) Pursuant to section 1141(d)(3) of the
Bankruptcy Code, entry of the Confirmation Order will not discharge Claims or Causes of Action against the Prism Debtors; provided, however, that no holder of a Claim against Prism Debtors may, on account of such Claim, seek or receive any payment or other distribution from, or seek recourse against, any of such Debtors or their respective property except as expressly provided in this Plan.

                  14.2 Compromises and Settlements. Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), the Debtors may compromise and settle various Claims against them and claims that they have against other Persons. The Debtors expressly reserve the right to compromise and settle Claims against them and claims that they may have against other Persons up to and including the Effective Date pursuant to the terms of the Order Pursuant to 11 U.S.C. ss. ss. 105 and 502 and Rule 9019(b) of the Federal Rules of Bankruptcy Procedure Authorizing the Debtors to Settle Certain Claims, dated March 26, 2002. After the Effective Date, the Reorganized Debtors may compromise and settle any Claims against them and claims they may have against other Persons without approval from the Bankruptcy Court.

                  14.3 Satisfaction of Subordination Rights. All Claims against the Debtors and all rights and claims between or among Claim holders relating in any manner whatsoever to Claims against the Debtors, based upon any claimed subordination rights (if any), shall be deemed satisfied by the distributions under the Plan to Claim holders having such subordination rights, and such subordination rights shall be deemed waived, released, discharged and terminated as of the Effective Date. Distributions to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment or like legal process by any Claim holder by reason of any claimed subordination rights or otherwise, so that each Claim holder shall have and receive the benefit of the distributions in the manner set forth in the Plan.

                  14.4 Exculpation and Limitation of Liability. Except as otherwise specifically provided in this Plan, the Debtors, the Reorganized Debtors, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, the Equity Committee, the members of the Equity Committee in their respective capacity, any of such parties' respective present or former members, officers, directors, employees, advisors, representatives, Restructuring Professionals or agents, the Prepetition Indenture Trustees and their agents and professionals, the Prepetition Lenders and their agents and professionals and any of such parties' predecessors, successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Cause of Action or liability to one another or to any holder of any Claim or Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan except for their gross negligence or willful misconduct and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

         Notwithstanding any other provision of this Plan, no Claim holder or Interest holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Debtors, the Reorganized Debtors, the Creditors' Committee, the members of the Creditors' Committee in their representative capacity, the Equity Committee, the members of the Equity Committee in their respective capacity, or any of such parties' respective present or former members, officers, directors, employees, advisors, representatives, Restructuring Professionals or agents, the Prepetition Indenture Trustees and their agents and professionals or such parties' successors and assigns, for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan except for their gross negligence or willful misconduct, provided that nothing in this
Section 14.4 shall apply to any Professional who is not a Restructuring Professional.

                  14.5 Indemnification Obligations. In satisfaction and compromise of any obligations or rights of any of the Indemnitees' Indemnification Rights, (a) all Indemnification Rights except (i) all Indemnification Rights of an Indemnitee who is also a Released Party, (ii) the indemnification rights of the Prepetition Indenture Trustees under the Prepetition Indentures and (iii) those based solely upon any act or omission arising out of or relating to any Indemnitee's service with, for or on behalf of a Debtor on or after the Petition Date (collectively, the "Continuing Indemnification Rights"), shall be released and discharged on and as of the Effective Date; provided that the Continuing Indemnification Rights shall remain in full force and effect on and after the Effective Date and shall not be modified, reduced, discharged or otherwise affected in any way by the Chapter 11 Cases, (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain director and officer insurance providing coverage for those Indemnitees with Continuing Indemnification Rights for a period of two years after the Effective Date insuring such parties in respect of any claims, demands, suits, causes of action or proceedings against such Indemnitees based upon any act or omission related to such Indemnitee's service with, for or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage"), (c) the insurers are authorized to pay any professional fees and expenses incurred in connection with any action relating to any Continuing Indemnification Rights and (d) the Debtors or the Reorganized Debtors, as the case may be, hereby indemnify Indemnitees with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered by either under the foregoing Insurance Coverage or any prior similar policy.

                  14.6     Releases by Debtors and Debtors in Possession.

                           (a) Pursuant to section 1123(b)(3) of the
Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a Debtor in Possession, for and on behalf of its Estate, shall release and discharge all Released Parties for and from any and all (x) claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interest, restructuring or the Chapter 11 Cases and (y) Avoidance Actions, except to the extent that an Avoidance Action is against a Released Party who was an officer of the Debtors as of September 30, 2000.

                           (b) No provision of this Plan or of the
Confirmation Order, including without limitation, any release or exculpation provision, shall modify, release or otherwise limit the liability of any Person not specifically released hereunder, including without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Party or that otherwise is liable under theories of vicarious or other derivative liability.

                           (c) The Reorganized Debtors and any newly-formed
entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above.

                           (d) Nothing in this Section 14.6 shall release
any SIP Lender or Prepetition Lender from any liability, claims, defenses or right of set off or recoupment relating to the SIP or the SIP Guarantee.

                  14.7 Release by Holders of Claims and Interests. On the Effective Date(s) (a) each Person that votes to accept the Plan, (b) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, all holders of Claims and Interests, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash and other contracts, instruments, releases, agreements or documents to be delivered in connection with the Plan, each entity (other than a Debtor) that has held, holds or may hold a Claim or Interest, as applicable, and (c) each Prepetition Lender (i) under the Prepetition Citibank 364 Day Global Credit Facility and the Prepetition Citibank Global Credit Facility to the extent over 50% of the applicable Prepetition Lenders under the applicable Prepetition Credit Agreement vote to accept the Plan and (ii) under the Prepetition National Westminster Bank 364 Day Credit Facility and the Prepetition National Westminster Bank Credit Facility to the extent over 66 2/3% of the applicable Prepetition Lenders under the applicable Prepetition Credit Agreement vote to accept the Plan (each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Party from any claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim or Interest of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; provided, however, that this Section 14.7 shall not release any Released Party from any claim or Cause of Action existing as of the Effective Date, based on (i) the Internal Revenue Code or other domestic state, city or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city or municipality, or (iii) any criminal laws of the United States or any domestic state, city or municipality; further provided, however, that this Section 14.7 shall not release any Prepetition Lenders or Prepetition Agents from any claim or Cause of Action owed to the Prepetition Bank or another Prepetition Lender, nor shall the Section 14.7 release any SIP Participant from such participant's obligations and liabilities to the SIP Lenders arising from or related to the SIP Notes. Notwithstanding anything in this Section 14.7 to the contrary, nothing herein shall release (i) any individual that was a named party to the Securities Class Action as of the Petition Date from any liability relating thereto or (ii) any SIP Lender or Prepetition Lender from any liability, claims, defenses or right of set off or recoupment relating to the SIP or the SIP Guarantee.

                  14.8 Injunction. The satisfaction, release and discharge pursuant to this Article XIV of this Plan shall also act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action satisfied, released or discharged under this Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

                  14.9     SIP Release.

                           (a) All SIP Participants shall receive a 20%
reduction of the SIP Subrogation Claim if, on or before, the SIP Election Date, such SIP Participant agrees (i) to release all Claims and SIP-related Interests (but not other Interests in Old Common Stock) against Comdisco and any of the Released Parties, and (ii) to pay the remaining 80% of such SIP Subrogation Claim within 30 days after Reorganized Comdisco notifies such SIP Participant that Reorganized Comdisco will be making, or has made, a payment in connection with the SIP Guaranty Agreement.

                           (b) Any SIP Participant employed by Reorganized
Comdisco as of the Petition Date, other than an employee terminated for cause or who voluntarily resigned prior to July 31, 2002, is eligible for an additional 20% reduction of the applicable SIP Subrogation Claim, subject to the same terms described in paragraph (a) above, except that only 60% of the SIP Subrogation Claim must be repaid.

                           (c) Any SIP Participant employed by Reorganized
Comdisco as of August 1, 2002, shall be eligible, based upon the criticality of the employment services to be rendered, for an additional reduction of either 20% or 40% of the applicable SIP Subrogation Claim, provided that (i) the same terms described in paragraph (a) above shall apply, except that (x) only 40% or 20%, respectively, of the SIP Subrogation Claim must be repaid, and (y) such repayment shall occur on the later of 30 days after receipt of a SIP Participant's last Reorganized Comdisco earnings or 30 days after Comdisco notifies a SIP Participant that Reorganized Comdisco will be making, or has made, a payment in connection with the SIP Guaranty Agreement, (ii) up to 50% of such SIP Participant's non-base salary for post-April 1, 2002 earnings shall be held by Reorganized Comdisco to secure the payment required to be made by such employee under paragraph (a) above and (iii) if such employee voluntarily leaves the employ of Reorganized Comdisco or is terminated for cause, then such employee shall be eligible only for the relief set forth in paragraph
(a) above.

                           (d) The SIP Subrogation Claim with respect to
any SIP Participant not electing to receive the relief set forth above shall be transferred for collection to the Litigation Trust. Nothing in this Section 14.9 shall affect any indemnification, reimbursement or other rights which Reorganized Comdisco may have as to any party other than a SIP Participant or any rights, objections or defenses which Reorganized Comdisco may have with respect to the claims made against Reorganized Comdisco under the SIP Guaranty Agreement or otherwise related to the SIP.

                           (e) If any SIP Participant electing to receive
the relief set forth above defaults on the payment owed to Reorganized Comdisco pursuant to this section, such SIP Participant shall not be released from any liability owed to Comdisco pursuant to the SIP
Subrogation Claim and the SIP Guaranty Agreement.

                           (f) SIP Participants are not eligible to
participate in any upside sharing bonus provided in the Management Incentive Plan to the extent that such incentive compensation exceeds such SIP Participant's existing contractual bonus entitlement, if any, unless such employee elects to accept the resolution of SIP Guarantee Claim as set forth in this Section 14.9 of the Plan.

                           (g) Nothing contained in this Section 14.9 or
any other provision of this Plan (i) modifies, discharges, or releases the SIP Participants from, the obligations and liabilities of the SIP Participants under the those certain promissory notes (the "SIP Notes") executed by each SIP Participant as consideration for advances made by Bank One, NA, as agent under the SIP Guaranty Agreement ("Bank One"), to fund the SIP obligations, (ii) modifies or discharges, and the Plan reserves, the right of Bank One to assert, and the right of Comdisco, the Reorganized Debtors or the Litigation Trust to defend against the assertion by Bank One, that until all principal of, interest on and other obligations under the SIP Notes have been paid in full, Comdisco, the Reorganized Debtors, and/or Litigation Trust are not subrogated to the rights of Bank One and the other SIP lenders and are unable to seek to collect amounts paid on behalf of the SIP Participants from the respective SIP Participants, (iii) modifies or discharges, and the Plan reserves, the right of Comdisco, the Reorganized Debtors, and/or the Litigation Trust to assert defenses to the Claim of Bank One under the SIP Guaranty Agreement or (iv) modifies or discharges and the Plan reserves the right of Comdisco, the Reorganized Debtors and/or the Litigation Trust to assert any claim against Bank One relating to the SIP or the SIP Guarantee. Until all obligations under the SIP Notes have been paid in full, regardless of whether any distribution is made to Bank One or the other SIP lenders by the Debtor on account of the SIP Guaranty and regardless of whether any SIP Participant settles his or her liability with Reorganized Comdisco pursuant to this section 14.9, Bank One and other SIP lenders may pursue collection actions against the SIP Participants and the SIP Participants, as well as any other party in interest, may assert any applicable defense with respect thereto.

                           (h) Neither the Plan nor a SIP Participant's
election not to accept the relief proposed in this Section 14.9 shall be deemed to waive or eliminate (i) the right of such SIP Participant to assert or plead any defenses, in law or in equity, or right of setoff in response to any action by Comdisco, the Litigation Trust or any other person or entity in connection with any action against a SIP Participant to enforce any obligation of any SIP Participant relating to or arising out of the SIP, including any SIP Subrogation Claim against any such SIP Participant, or (ii) the right of Comdisco, the Litigation Trust or any other person to oppose any such assertions or pleadings.


                                 ARTICLE XV

                         RETENTION OF JURISDICTION

                  Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among other things, the following matters:

                           (a) to hear and determine pending motions for
the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid to such Claim holders;

                           (b) to adjudicate any and all Causes of Action,
adversary proceedings, applications and contested matters that have been or hereafter are commenced or maintained in or in connection with the Chapter 11 Cases or the Plan, including, without limitation, any adversary proceeding or contested matter, proceedings to adjudicate the allowance of Disputed Claims, and all controversies and issues arising from or relating to any of the foregoing;

                           (c) to ensure that distributions to Allowed
Claim holders are accomplished as provided herein;

                           (d) to hear and determine any and all objections
to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim, in whole or in part;

                           (e) to enter and implement such orders as may be
appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

                           (f) to issue orders in aid of execution,
implementation or consummation of the Plan;

                           (g) to consider any modifications of the Plan
with respect to any Debtor, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

                           (h) to hear and determine all matters involving
claims or Causes of Action involving any of the Debtors or their property;

                           (i) to hear and determine all applications for
allowance of compensation and reimbursement of Professional Claims under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

                           (j) to hear and determine all motions or
objections regarding compensation and reimbursement of expenses made by any professionals, including, without limitation, the ability of the Bankruptcy Court to enter an order to show cause and commence a hearing to examine any issue concerning the fees and expenses of any professionals;

                           (k) to determine requests for the payment of
Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

                           (l) to hear and determine disputes arising in
connection with the interpretation, implementation or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

                           (m) to hear and determine all suits or adversary
proceedings to recover assets of any of the Debtors and property of their Estates, wherever located;

                           (n) to hear and determine matters concerning
state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

                           (o) to hear any other matter not inconsistent
with the Bankruptcy Code;

                           (p) to hear and determine all disputes involving
the existence, nature or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

                           (q) to hear and determine disputes arising in
connection with the interpretation, implementation or enforcement of the Litigation Trust and, if the Plan is implemented pursuant to the Trust Structure, any trust formed under the Trust Structure;

                           (r) to enter a final decree closing the Chapter
11 Cases;

                           (s) to hear and determine all matters relating
to the SIP Subrogation Claims; and

                           (t) to enforce all orders previously entered by
the Bankruptcy Court.

Notwithstanding anything contained herein to the contrary, the Bankruptcy Court retains exclusive jurisdiction to hear and determine disputes concerning (i) Claims or (ii) Causes of Action and any motions to compromise or settle such disputes. Despite the foregoing, if the Bankruptcy Court is determined not to have jurisdiction with respect to the foregoing, or if the Reorganized Debtors choose to pursue any Claim or Cause of Action (as applicable) in another court of competent jurisdiction, the Reorganized Debtors will have authority to bring such action in any other court of competent jurisdiction.

                                ARTICLE XVI

                          MISCELLANEOUS PROVISIONS

                  16.1 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Debtors, the Reorganized Debtors, all present and former holders of Claims and Interests, other parties in interest and their respective successors and assigns as of the entry of the Confirmation Order.

                  16.2 Payment of Statutory Fees. All fees payable pursuant to section 1930 of title 28 of the United States Code, as of the entry of the Confirmation Order as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date. The Reorganized Debtors will continue to pay fees pursuant to section 1930 of title 28 of the United States Code until the Chapter 11 Cases are dismissed.

                  16.3 Amendment or Modification of the Plan. The Debtors may alter, amend or modify the Plan with respect to any Debtor or any Plan Schedules or Exhibits thereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing with the consent of the Creditors' Committee (such consent not to be unreasonably withheld). After the Confirmation Date and prior to substantial consummation of the Plan with respect to any Debtor as defined in section 1101(2) of the Bankruptcy Code, the Debtors or the Reorganized Debtors may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan with respect to such Debtor or Reorganized Debtor, the Disclosure Statement or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan, so long as such proceedings do not materially adversely affect the treatment of Claim holders or Interest holders under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

                  16.4 Revocation, Withdrawal or Non-Consummation. The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then (a) the Plan shall be null and void in all respects,
(b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void, and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims by or against, or any Interests in, such Debtors or any other Person, (ii) prejudice in any manner the rights of such Debtors or any other Person, or (iii) constitute an admission of any sort by the Debtors or any other Person.

                  16.5 Notice. All notices, requests and demands to or upon the Debtors or the Reorganized Debtors to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

                  COMDISCO, INC.
                  6111 North River Road
                  Rosemont, Illinois  60018
                  Telephone:    (847) 698-3000
                  Facsimile:    (847) 518-5478
                  Attn:         General Counsel

                  with copies to:

                  SKADDEN, ARPS, SLATE,
                      MEAGHER & FLOM (ILLINOIS)
                  333 West Wacker Drive
                  Chicago, Illinois  60606-1285
                  Telephone:    (312) 407-0700
                  Facsimile:    (312) 407-0411
                  Attn:         John Wm. Butler, Jr.
                                George N. Panagakis
                                Felicia Gerber Perlman

                  16.6 Governing Law. Except to the extent the Bankruptcy Code, the Bankruptcy Rules or other federal law is applicable, or to the extent an exhibit or schedule to the Plan provides otherwise, the rights and obligations arising under this Plan and any agreements, documents and instruments executed in connection with the Plan shall be governed by, and construed and enforced in accordance with, the laws of Delaware, without giving effect to the principles of conflicts of law of such jurisdiction.

                  16.7 Tax Reporting and Compliance. In connection with the Plan and all instruments issued in connection therewith and distributions thereof, the Debtors and the Reorganized Debtors, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Reorganized Debtors are hereby authorized, on behalf of each of the Debtors, to request an expedited determination under section 505(b) of the Bankruptcy Code of the tax liability of the Debtors for all taxable periods ending after the Petition Date through, and including, the Effective Date.

                  16.8 Committees. As of the Effective Date, the Creditors' Committee and the Equity Committee shall dissolve whereupon its members, professionals and agents shall be released from any further duties and responsibilities in the Chapter 11 Cases and under the Bankruptcy Code, except that Professionals shall comply with Section 11.1 of this Plan. The Professionals retained by the Creditors' Committee, the Equity Committee and the members thereof shall not be entitled to compensation and reimbursement of expenses for services rendered after the Effective Date, except for services rendered in connection with (i) the implementation of the transactions contemplated to occur on the Effective Date hereunder and
(ii) applications for allowance of compensation and reimbursement of expenses pending on the Effective Date or filed after the Effective Date pursuant to Section 11.1 of this Plan.

                  16.9 Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date, shall remain in full force and effect until the Effective Date.

                  16.10 No Waiver or Estoppel. Each Claim holder or Interest holder shall be deemed to have waived any right to assert that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors and/or their counsel, the Creditors' Committee and/or its counsel, the Equity Committee and/or its Counsel or any other party, if such agreement was not disclosed in the Plan, the Disclosure Statement or papers filed with the Bankruptcy Court.

Dated:     June 13, 2002
                                      Respectfully submitted,
                                      COMDISCO, INC. AND ITS SUBSIDIARIES AND
                                      AFFILIATES THAT ARE ALSO DEBTORS AND
                                      DEBTORS IN POSSESSION IN THE CHAPTER 11
                                      CASES


                                      By:   /s/ Norman P. Blake
                                            ------------------------------------
                                            Norman P. Blake
                                            Chairman and Chief Executive Officer

Counsel:


By:        /s/ John Wm. Butler, Jr.
           --------------------------------------
           John Wm. Butler, Jr.
           George N. Panagakis
           Felicia Gerber Perlman
           SKADDEN, ARPS, SLATE, MEAGHER
                & FLOM (ILLINOIS)
           333 West Wacker Drive
           Chicago, Illinois  60606-1285
           (312) 407-0700

           ATTORNEYS FOR DEBTORS




                                                                EXHIBIT A


                  FORM OF CERTIFICATE OF INCORPORATION OF
             REORGANIZED COMDISCO AND NEW SUBSIDIARY COMPANIES







                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE




                                                                EXHIBIT B


                            FORM OF BY-LAWS OF
             REORGANIZED COMDISCO AND NEW SUBSIDIARY COMPANIES




                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE




                                                                EXHIBIT C-1


                 CONTINGENT EQUITY DISTRIBUTION THRESHOLDS


Contingent Equity Distribution Thresholds
($ in million, unless stated)


                                     Creditor                        Equity Received
                                                    ---------------------------------------------------
                                     Recovery             %             Aggregate %       Aggregate $
                                  ---------------   ---------------    --------------    --------------

                                      85.0%              3.0%              3.0%              $0.0
                                      91.0%              6.0%              9.0%              $7.5
                                      95.0%             12.0%              21.0%             $23.6
                                      100.0%            16.0%              37.0%             $77.5


                                  ---------------------------------------------------------------------
DISTRIBUTION AT PLAN                  89.8%              3.0%              3.0%              $6.0
                                  ---------------------------------------------------------------------






                                  ATTACHED




                                                                EXHIBIT C-2


                  CONTINGENT EQUITY DISTRIBUTION AGREEMENT







                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE






                                                                EXHIBIT D-1



                   TERM SHEET FOR NEW PIK NOTES INDENTURE


                              Summary of Terms
               Subordinated Secured Notes (Series B) due 2005


Issuer: Reorganized Comdisco ("Reorganized Comdisco") and New Leasing Company ("New Leasing Company"), a wholly-owned direct subsidiary of Reorganized Comdisco will issue the Series B Notes as co-issuers.

Principal Amount:          Series B Notes: At least $500,000,000

Issuance Date:             Effective Date of the Plan of Reorganization

Maturity Date:             The Series B Notes will mature three (3) years
                           after the Issuance Date.

Interest:                  The Series B Notes will be an accreting loan and
                           will bear interest on a fixed rate basis at a rate per annum equal to 11.0% and shall accrue on an actual/365 day basis and be payable quarterly in arrears; provided, that, prior to the payment in full of the principal amount of the Series A Notes, amounts in respect of regularly scheduled interest on the Series B
                           Notes shall be paid in kind. Interest shall accrue on the principal amount of, and on all unpaid accreted interest amounts under, the Series B Notes.

Principal:                 The entire principal amount of the Series B
                           Notes and all accrued but unpaid interest will be due in full on the Maturity Date.

Payment Dates:             Interest shall be paid on the last day of each
                           fiscal quarter (each, an "Interest Payment
                           Date").

Subordination:             The Series B Notes will be subordinated in right
                           of payment to the Series A Notes. The indenture for the Series A Notes will prohibit cash payments on the Series B Notes until the Series
                           A Notes have been repaid in full.

Optional Prepayments: After the Series A Notes have been repaid in full, the Issuer will have the option to prepay all or any part of the principal amount of the Series B Notes at any time, together with accrued and unpaid interest on the principal amount being repaid, but without premium, make-whole or breakage amounts.

                           If an optional prepayment is made on any date which is not a Mandatory Prepayment Date, then the amount of Excess Cash Flow required to be prepaid on the next succeeding Mandatory Prepayment Date, if any, shall be reduced by the amount of such optional payment.

Mandatory                  Prepayments: After the Series A Notes are repaid
                           in full, the Issuer will be required to make mandatory pro rata prepayments of the principal amount of the Series B Notes in an amount equal to 100% of the Excess Cash Flow (as defined below).

                           Mandatory prepayments, if any, shall be made for each fiscal quarter within the 30th day after the end of such fiscal quarter (each, a "Mandatory Prepayment Date").

                           "Excess Cash Flow" means, after the Series A
                           Notes have been repaid in full, Unrestricted
                           Cash (which shall exclude (i) any amounts of the Scheduled Cash Reserve Amount for the current Fiscal Quarter, (ii) any amounts held in the Disputed Claims Reserve and (iii) any amounts held in the Supplemental Distribution Account) and Cash Equivalents (excluding Restricted Cash) on the balance sheet of Reorganized Comdisco, New Leasing Company, New Ventures Company and New Europe Holding Company (but excluding any cash balances of any foreign subsidiary of Reorganized Comdisco or New Europe Holding Company) as of 5:00 p.m. Eastern time on the last day of each Fiscal Quarter, minus, without duplication of any of the amounts below, an amount necessary to fund the Company's operating reserve up to the Scheduled Cash Reserve Amount for the next succeeding quarter, and accrued and unpaid amounts under the Management Incentive Plan. Excess Cash Flow for any Fiscal Quarter shall be calculated and paid within 30 days after the end of such Fiscal Quarter. The definitions of Unrestricted Cash and Scheduled Cash Reserve Account shall be agreed upon by the Debtors and the Creditors' Committee.

Security:                  The Series A Notes and Series B Notes will be
                           secured by a security interest in all ownership interests held by either co-issuer in New
                           Leasing Company, New Ventures Company and in all other U.S. entities owned directly by either co-issuer (collectively, the "Collateral").
                           Reorganized Comdisco shall be a holding company with no material assets other than ownership interests in U.S. entitles which are pledged as Collateral and such other assets as shall be agreed upon by the Debtors and the Creditors'
                           Committee. New Europe Holding Company will be wholly-owned by Reorganized Comdisco and will be a U.S. company whose equity interest shall be pledged as Collateral. The Collateral will be pledged by the co-issuers to a Collateral
                           Trustee for the benefit of the holders of the Series A Notes and the Series B Notes or such other arrangement as shall be agreed upon by the Debtors and Creditors' Committee. In the event of a continuing Event of Default under, and acceleration of, the Series A Notes (if the same are still outstanding), the Collateral Trustee shall take such actions as to the foreclosure upon and/or disposition of the Collateral as may be directed by holders of at least 51% of the outstanding principal amount of the Series A
                           Notes. If the Series A Notes are not then outstanding, in the event of a continuing Event of Default under, and acceleration of, the Series B Notes, the Collateral Trustee shall take such actions as to the foreclosure upon and/or disposition of the Collateral as may be directed by holders of at least 51% of the outstanding principal amount of the Series B
                           Notes. Amounts realized by the Collateral
                           Trustee from the disposition of the Collateral shall be applied first, to the Collateral
                           Trustee's fees, costs and expenses then unpaid, second, to the payment in full of all outstanding amounts then due and owing under the Series A Notes and third to the payment in full of all outstanding amounts then due and owing under the Series B Notes.

Covenants:                 Reorganized Comdisco will cause its U.S.
                           subsidiaries, New Leasing Company and New Europe
                           Holding Company, to undertake to distribute excess cash from its operations to Reorganized
                           Comdisco so long as its obligations on any Series B Notes remains outstanding.

                           The Series B Notes will contain limitations or prohibitions on Reorganized Comdisco and its domestic subsidiaries with respect to the following matters (to be agreed upon by the Debtors and the Creditors' Committee):

                           o incurrence of indebtedness and issuance of preferred stock;

                           o       restricted payments;

                           o dividend and other payment restrictions affecting domestic subsidiaries;

                           o       transactions with affiliates;

                           o       liens, which shall prohibit the
                                   incurrence of any lien to secure
                                   indebtedness (subject to limited
                                   carve-outs to be agreed upon (such as
                                   cash collateralization of letters of
                                   credit and surviving pre-petition
                                   liens));

                           o       sale and leaseback transactions;

                           o issuances and sales of equity interests in subsidiaries;

                           o       investments;

                           o       issuance of stock of Reorganized
                                   Comdisco;

                           o Reorganized Comdisco owning any assets other than Collateral;

                           o       mergers and consolidation;

                           o       amending the Certificate of
                                   Incorporation or By-Laws of Reorganized
                                   Comdisco; and

                           o       increases in payments under the
                                   Management Incentive Plan.


                           In addition, the Series B Notes will provide for the following covenants (except as may be agreed upon by the Debtors and the Creditors' Committee):

                           o Change of Control put for Series B Notes at 101% of principal plus accrued interest (Change of Control definition to be agreed upon by the Debtors and Creditors' Committee);

                           o       affirmative covenant to pledge
                                   additional Collateral by co- issuers;

                           o       additional affirmative covenants
                                   typically included in indentures for
                                   debt securities including financial
                                   reporting covenants.

Events of Default:         The Series B Notes will provide for Events of
                           Default customary for debt securities, to be agreed upon by the Debtors and the Creditors'
                           Committee.



                                  ATTACHED




                                                                EXHIBIT D-2




                      FORM OF NEW PIK NOTES INDENTURE





                          TO BE FILED ON OR BEFORE
                       THE NEW INDENTURE FILING DATE




                                                                EXHIBIT E-1


                 TERM SHEET FOR NEW SENIOR NOTES INDENTURE


                            Summary of Terms of
                  Senior Secured Notes (Series A) due 2003


Co-Issuers:                Reorganized Comdisco ("Reorganized Comdisco")
                           and New Leasing Company ("New Leasing Company"), a wholly-owned direct subsidiary of Reorganized
                           Comdisco, will issue the Series A Notes as co-issuers.

Principal Amount:          Series A Notes: $400,000,000

Issuance Date:             Effective Date of the Plan of Reorganization

Maturity Date:             The Series A Notes will mature 18 months after
                           the Issuance Date.

Interest:                  The Series A Notes will bear interest on a
                           floating rate basis and accrue on an actual/365 day basis and shall be payable quarterly in arrears. The Interest Rate will be computed as the sum of (i) three-month US Dollar LIBOR as quoted on Bloomberg Page BBAM 1 (British Bankers
                           Association page) ("LIBOR"); and (ii) the applicable "Margin" defined below. The LIBOR component of the Interest Rate for each quarter shall be fixed two (2) business days prior to the beginning of each payment period, commencing with the Issuance Date.

Margin:                    The Margin will be 3.00% per annum.

Payment Dates:             Interest shall be paid on the last day of each
                           fiscal quarter (each, an "Interest Payment
                           Date")

Principal:                 The entire principal amount of the Series A
                           Notes and all accrued but unpaid interest will be due in full on the Maturity Date.

Optional Prepayments: The Issuer will have the option to prepay all or any part of the principal amount of the Series A Notes at any time, together with accrued and unpaid interest on the principal amount being repaid, but without premium, make-whole or breakage amounts.

                           If an optional prepayment is made on any date which is not a Mandatory Prepayment Date (as defined below), then the amount of Excess Cash Flow required to be prepaid on the next succeeding Mandatory Prepayment Date, if any, shall be reduced by the amount of such optional payment.

Mandatory                  Prepayments: The Issuer will be required to make
                           mandatory pro rata prepayments of the principal amount of the Series A Notes in an amount equal to 100% of the Excess Cash Flow (as defined below).

                           Mandatory prepayments, if any, shall be made for each fiscal quarter within the 30th day after the end of such fiscal quarter (each, a "Mandatory Prepayment Date").

                           "Excess Cash Flow" means Unrestricted Cash
                           (which shall exclude (i) any amounts of the Scheduled Cash Reserve Amount for the current Fiscal Quarter, (ii) any amounts held in the Disputed Claims Reserve and (iii) any amounts held in the Supplemental Distribution Account) and Cash Equivalents (excluding Restricted Cash) on the balance sheet of Reorganized Comdisco, New Leasing Company, New Ventures Company and New Europe Holding Company as of 5:00 p.m. Eastern time on the last day of each Fiscal Quarter, minus an amount necessary to fund the Company's operating reserve up to the Scheduled Cash Reserve Amount for the next succeeding quarter. Excess Cash Flow for any Fiscal Quarter shall be calculated and paid within 30 days after the end of such Fiscal Quarter. The definitions of Unrestricted Cash and Scheduled Cash Reserve Account shall be agreed upon by the Debtors and the Creditors' Committee.

Ranking: The Series A Notes will be paid in full prior to any cash payments being made on the Series B Notes. Prior to the repayment in full of the Series A Notes, accrued interest on the Series B Notes will be added to the principal balance of the Series B Notes.

                           Security: The Series A Notes and Series B Notes will be secured by a security interest in all ownership interests held by either co-issuer in New Leasing Company, New Ventures Company and in all other U.S. entities owned directly by either co-issuer (collectively, the "Collateral"). Reorganized Comdisco shall be a holding company with no material assets other than ownership interests in U.S. entitles which are pledged as Collateral and such other assets as shall be agreed upon by the Debtors and the Creditors' Committee. New Europe Holding Company will be wholly-owned by Reorganized Comdisco and will be a U.S. company whose equity interest shall be pledged as Collateral. The Collateral will be pledged by the co-issuers to a Collateral Trustee for the benefit of the holders of the Series A Notes and the Series B Notes or such other arrangement as shall be agreed upon by the Debtors and the Creditors' Committee. In the event of a continuing Event of Default under, and acceleration of, the Series A Notes, the Collateral Trustee shall take such actions as to the foreclosure upon and/or disposition of the Collateral as may be directed by holders of at least 51% of the outstanding principal amount of the Series A Notes. Amounts realized by the Collateral Trustee from the disposition of the Collateral shall be applied first, to the Collateral Trustee's fees, costs and expenses then unpaid, second, to the payment in full of all outstanding amounts then due and owing under the Series A Notes and third to the payment in full of all outstanding amounts then due and owing under the Series B Notes.

Covenants:                 New Leasing Company will cause New Ventures
                           Company to under take to distribute excess cash from its operations to New Leasing Company so long as any obligations on any Series A Notes or Series B Notes remain outstanding.

                           The Series A Notes will contain limitations or prohibitions on Reorganized Comdisco and its domestic subsidiaries with respect to the following matters (to be agreed upon by the Debtors and the Creditors' Committee):

                           o incurrence of indebtedness (subject to certain limited exceptions) and issuance of preferred stock;

                           o       restricted payments;

                           o dividend and other payment restrictions affecting domestic subsidiaries;

                           o       transactions with affiliates;

                           o       liens, which shall prohibit the
                                   incurrence of any lien to secure
                                   indebtedness (subject to limited
                                   carve-outs to be agreed upon (such as
                                   cash collateralization of letters of
                                   credit and surviving pre-petition
                                   liens));

                           o       sale and leaseback transactions;

                           o issuances and sales of equity interests in subsidiaries;

                           o       investments;

                           o       issuance of stock of Reorganized
                                   Comdisco;

                           o Reorganized Comdisco owning any assets other than Collateral;

                           o       mergers and consolidation;


                           o       amending the Certificate of
                                   Incorporation or By-Laws of Reorganized
                                   Comdisco; and

                           o       increases in payments under the
                                   Management Incentive Plan.


                           In addition, the Series A Notes will provide for the following covenants (except as may be agreed upon by the Debtors and the Creditors' Committee):


                           o Change of Control put for Series A Notes at 101% of principal plus accrued interest (Change of Control definition to be agreed upon by the Debtors and Creditors' Committee);

                           o       affirmative covenant to pledge
                                   additional Collateral by co- issuers;

                           o       additional affirmative covenants
                                   typically included in indentures for
                                   debt securities including financial
                                   reporting covenants.

Events of Default:         The Series A Notes will provide for Events of
                           Default customary for debt securities, to be agreed upon by the Debtors and the Creditors'
                           Committee.




                                  ATTACHED




                                                                EXHIBIT E-2


                     FORM OF NEW SENIOR NOTES INDENTURE







                          TO BE FILED ON OR BEFORE
                       THE NEW INDENTURE FILING DATE




                                                                EXHIBIT F


                   FORM OF REGISTRATION RIGHTS AGREEMENT







                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE





                                                                EXHIBIT G


                          FORM OF TRUST AGREEMENT







                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE




                                                                EXHIBIT H


                                SIP RELEASE







                          TO BE FILED ON OR BEFORE
                          THE EXHIBIT FILING DATE




                                SCHEDULE 8.1


                   ASSUMED LEASES AND EXECUTORY CONTRACTS



All Leases and Executory Contracts not listed in Plan Schedule 8.2.




                                SCHEDULE 8.2


                  REJECTED LEASES AND EXECUTORY CONTRACTS







                                 APPENDIX B

                         RESTRUCTURING TRANSACTIONS




                                APPENDIX B-1

                 EXISTING ORGANIZATION STRUCTURE OF DEBTORS






                             [GRAPHIC OMITTED]






                             [GRAPHIC OMITTED]






                                APPENDIX B-2

               ORGANIZATION STRUCTURE OF REORGANIZED DEBTORS






                                 APPENDIX C

                            LIQUIDATION ANALYSIS






                                APPENDIX C-1

                  LIQUIDATION ANALYSIS OF COMDISCO DEBTORS







                                APPENDIX C-2

                   LIQUIDATION ANALYSIS OF PRISM DEBTORS






                                 APPENDIX D

                      PRO FORMA FINANCIAL PROJECTIONS


Financial Projections

The Debtors believe that the Plan meets the Bankruptcy Code's feasibility requirement that Plan confirmation is not likely to be followed by liquidation, or the need for further financial reorganization of the Debtors or any successor under the Plan unless such liquidation is proposed in the Plan. In connection with the development of the Plan, and for the purposes of determining whether the Plan satisfies this feasibility standard, the Debtors analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources. In this regard, the management of the Debtors developed and refined the Business Plan and prepared financial projections (the "Projections") for the three-month period ending September 30, 2002 and for the fiscal years ending September 30, 2003 through 2006.

The Debtors do not, as a matter of course, publish their business plans and strategies or projections or their anticipated financial position or results of operations. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or projections to holders of Claims or Interests after the Confirmation Date, or to include such information in documents required to be filed with the Securities and Exchange Commission (if any) or otherwise make such information public.

ALTHOUGH EVERY EFFORT WAS MADE TO BE ACCURATE, THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, THE FINANCIAL ACCOUNTING STANDARDS BOARD, OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE REORGANIZED DEBTORS' INDEPENDENT CERTIFIED ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED ON A VARIETY OF ASSUMPTIONS, WHICH MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY ANY OF THE REORGANIZED DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS. HOLDERS OF CLAIMS AND INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS IN REACHING THEIR DETERMINATIONS OF WHETHER TO ACCEPT OR REJECT THE PLAN.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: These Projected Financial Statements contain statements which constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" in these Projected Financial Statements include the intent, belief, or current expectations of the Debtors and members of their Management teams with respect to the timing of, completion of, and scope of the restructuring, reorganization plan, strategic business plan, bank financing, and debt and equity market conditions and the Debtors' future liquidity, as well as the assumptions upon which such statements are based. While Management believes that its expectations are based on reasonable assumptions within its bounds of its knowledge of its business and operations, prospective investors are cautioned that any such forward looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to Management that could cause actual results to differ materially from those contemplated by the forward-looking statements in these Projected Financial Statements include, but are not limited to, further adverse developments with respect to Debtors' liquidity position or operations of the various businesses of the Reorganizing Debtors and their non-Debtor Affiliates, adverse developments in the bank financing or public or private markets for debt or equity securities, or adverse developments in the timing or results of the Debtors' current strategic business plan (including the time line to emerge from Chapter 11), the ability of the Debtors' to realize the anticipated general and administrative expense savings and overhead reductions presently contemplated, the level and nature of any restructuring and other one-time charges, the difficulty in estimating costs relating to exiting certain markets and consolidating and closing certain operations, and the possible negative effects that could result from potential economic and political factors around the world in the various foreign markets in which the Reorganizing Debtors or their non-Debtor Affiliates operate.

Summary of Significant Assumptions

The business units and Comdisco management developed the Projections jointly based on: a) current and projected market conditions in each of Comdisco's respective markets, b) each separate business unit remaining part of Comdisco and run-off in an orderly process over the plan period, c) no material change to existing customer contracts, d) the ability to maintain sufficient working capital to self-fund operations and e) confirmation of the Plan.

The Projections include the orderly run-off of a) the United States Leasing portfolio "US Leasing" consisting of the consolidation of the Information Technology Leasing "IT Leasing" and Telecom leasing portfolios, b) the Ventures business, and c) the European Information Technology Leasing business. Additionally, four of its leasing asset portfolios have been approved for sale and are awaiting their associated transaction closing. These leasing units are a) Electronics, b) Laboratory and Scientific, c) Healthcare and d) the Australia/New Zealand. The Projections assume these transactions will close during the third and fourth quarters of fiscal 2002. While the proceeds associated with these transactions, net of any related secured debt, have been estimated based on the total assets available for sale in each of the transactions, the respective purchasers may have the right to exclude certain assets in each of these transactions. Therefore, the assumptions relating to estimated sale proceeds may be materially different from the actual proceeds received at closing.

The Projections for US Leasing assume the portfolio of information technology assets are monetized over a two and a half year period. The Ventures business consists of a portfolio of leased assets, equity securities, notes receivable, and warrants that will convert into cash over an estimated five-year period. The European projections assume that the core businesses in Germany and France are sold as of September 30, 2002 with proceeds distributed to the Parent half on December 31, 2002 and half on April 30, 2003. The non-core businesses are assumed to be run-off and liquidated over a one year period.

The Plan contemplates the issuance of Senior Secured Notes (Series A) in the amount of $400 million and Subordinated Notes (Series B) in the amount of $500 million at emergence. This preliminary estimate of the proposed capital structure has been reflected in the Projections. For more detailed information on these debt instruments please see Exhibit D and Exhibit E of the Disclosure Statement.

"Fresh Start Reporting" principles, which the Debtors may be required to adopt upon emergence from bankruptcy, have not been reflected in the Projections. Fresh Start Reporting would require, among other things, that the Debtors' assets and liabilities be recorded at fair value on the Effective Date, and that any resulting discount or premium to face or par values be amortized in future periods. Since these fair value adjustments and the related future amortization may be required in order for the Projections to be prepared in conformity with generally accepted accounting principles, no representation has been made that the Projections have been prepared on that basis.

Balance Sheet Assumptions

Cash: Projected cash balances represent the minimum working capital requirements necessary to operate and run-off each of the businesses. Any excess cash generated over the projection period is first used to pay down the new Senior Secured Note, followed by the Subordinated Note, and any remaining cash is assumed to be distributed to the Debtors' stakeholders. Also, the Projections do not include an estimated $2.2 billion cash balance at June 30, 2002, net of working capital requirements, which has been assumed to be distributed, or set aside for claims adjudication on the Effective Date.

Equity Securities: Projected Equity Securities ("Securities") are reported on a lower of cost or estimated fair market value basis, and the Ventures business unit manages the majority of the Securities. Equity securities are reduced over the projection period as the securities are converted to cash or written down to fair market value. In addition to Equity Securities, the Ventures business unit manages a portfolio of warrants. No value has been estimated for the warrant portfolio in the Projections.

Accounts Receivable: Projected Accounts Receivable consists primarily of three items: a) periodic lease payments billed and uncollected, b) notes receivable in the Ventures business unit, c) estimated proceeds from sold assets. The decrease in accounts receivable over the projection period corresponds primarily with the reduction in leased assets over the same period. Beginning Accounts Receivable includes estimated proceeds from the sale of the Electronics, Laboratory and Scientific, and Healthcare, which have been assumed to be settled during the third and fourth quarters of fiscal 2002. The estimated net proceeds from these sales may be materially different from the actual proceeds received at closing due to the purchaser's limited right to exclude assets from the sale.

Inventory: Projected Inventory is based on historical inventory levels by business unit. The forecasted decrease in inventory over the projection period is consistent with the reductions in leased assets over the same period.

Leased Assets: Projected Leased Assets represents the unamortized costs of assets classified as operating leases, or gross rentals less unearned income for assets classified as direct finance leases. The decrease in leased assets over the projection period is net of any new additions mainly in Europe.

Other Assets: Projected Other Assets primarily represent the unamortized balance of prepaid expenses and deferred costs. These assets are amortized over the projection period

Notes Payable: The Projections include new Senior Secured Notes (Series A) in the amount of $400 million and Subordinated Notes (Series B) in the amount of $500 million. Please review Exhibit D and Exhibit E of the Disclosure Statement for additional details on these debt instruments.

Term Notes Payable and Discounted Lease Rentals: Projected Term Notes Payable and Discounted Lease Rentals represent the secured debt associated with certain of the leased assets being run-off in the Projections.

Income Tax: The Debtors are projecting approximately $400 million in net operating loss carryforwards ("NOLs") and $90 million of Alternative Minimum Tax ("AMT") Credits at the end of the fiscal year September 30, 2002 that may be used to reduce future taxable income before considering any cancellation of indebtedness income ("COD"). The Projections assume that the estimated amount of COD to be generated in connection with consummation of the Plan may result in the elimination of the Debtors' NOLs and AMT credits, and will partially reduce the tax basis of the Debtors' assets. The projections include $33.3 million of gross taxes payable ($29.7 million on a present value basis) based upon future estimates of taxable income or loss. If actual amounts of taxable income are greater than estimated, the actual amount of COD and corresponding reduction to the tax basis of the Debtors' assets is greater than estimated, and/or actual deductible interest is less than anticipated, then the actual federal and state income tax expenditures may increase materially from the current estimate after the Effective Date.

Income Statement Assumptions

Revenue: Income is recognized in three main categories: Leasing, Sales, and Equities. Leasing revenue is recognized in accordance with Generally Accepted Accounting Principles depending on the classification of the lease as direct finance lease or operating lease under FASB 13. Sales and Equity revenue represents the proceeds from selling the asset to a third party.

Leasing Costs: Projected leasing costs represent the amortization of the assets over the projection period.

Cost of Sales: Projected Cost of Sales represent the residual book value at the time the asset is sold.

Selling General & Administrative Expense: SG&A expense is projected to decrease over the projection period in relation to the decrease in Leased Assets and the run-off of the businesses and the related reductions in personnel and other costs associated with winding down the company's operations.




Valuation Methodology
General
Rothschild performed a variety of analyses and considered a variety of factors in preparing the valuation of the Reorganized Comdisco Debtors. While several generally accepted valuation techniques for estimating the Reorganized Comdisco Debtors' enterprise value were considered, Rothschild primarily relied upon a discounted cash flow analysis ("DCF"). DCF valuation methodology relates to the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF method is a forward looking approach that discounts the expected future cash flows by a theoretical or observed discount rate. Comdisco's Debtor and Non-Debtor projected cashflows after secured debt service were discounted to a present value using an estimated equity discount rate. This discount rate considered the underlying cash flows and rates of return requirements for comparable investments that are similar to the Reorganized Debtors or their non filed Debtor subsidiaries. The present value of these cashflows plus the face value of the secured debt retired over the projection period represents the estimated value of these assets after satisfying all operating and administrative expenses.

Valuation Methodology
US Leasing
Rothschild employed a DCF analysis to value the US Leasing business. US Leasing projected cash flows after existing secured debt payments (principal and interest) were discounted to present value as of the Emergence Date using a discount rate range of 10% - 14%. The discount rate range reflects a number of Company and Market specific factors including: comparable companies' cost of equity, the removal of new business execution risk, customer concentration, customer credit quality, and the nature and derivation of the cash flow projection. The present value estimate was then added to the face value of the existing secured debt that was retired during the projection period to derive the estimated Enterprise Value or distributable value of the US Leasing division.

Ventures (excluding Warrant Portfolio)
Rothschild employed a DCF analysis to value the Ventures portfolio of assets. The valuation assumes no new investment is made in the portfolio and assumes no going concern value for the Ventures business. Projected cash flows from venture debt, venture lease and direct equity investments were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflects the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets.

Ventures Warrant Portfolio
The Ventures warrants valuation range was estimated by the Debtors' management. Rothschild did not independently value the Ventures warrant portfolio. The nature of the assets and the underling private company risk limited the usefulness of any theoretical valuation approach such as the Black Scholes' Option Pricing Model. The valuation range ascribed by the management team reflects the multiple factors which could influence overall recoveries on the warrant positions including: end market recoveries, capital markets environment, technology adoption rates and technology platform success, etc. Rothschild's informal market assessment concluded that any efforts to sell the warrant portfolio in the near term would likely yield asset values at or below the bottom end of managements' estimated recovery range.

Corporate Asset Management ("CAM")
Rothschild relied upon a DCF analysis to value the CAM portfolio of assets. CAM projections reflect assets and liabilities including those associated with the sale of corporate buildings and facilities and expected proceeds from the sale of assets relating to the Electronics and Lab and Science divisions as well as an estimate on a Sharing Agreement with GE on purchased assets. Additionally, CAM will be responsible with liquidating all remaining assets not sold to GE. Finally, CAM is responsible for the sale of assets in Australia and New Zealand. Projected cash flows from this asset pool were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflected the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets.


Corporate
Rothschild relied upon a DCF analysis to value the Corporate projections. Corporate projections reflect assets and liabilities including foreign tax exposure, retiring debt including the asset backed securities (ABS) facility and the MOF facility relating to Electronics, net proceeds from the sale of Healthcare assets to GE, and administrative expense associated with winding down the estate and adjudicating claims. Projected cash flows from this asset pool were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflected the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets. Additionally, estimated value assumes present value of taxes payable of approximately $29.7 million.

Europe - France & Germany ("Core Europe")
The valuation range for Germany and France Operations was derived by utilizing Goldman Sachs' estimated sales range for France and Germany. The estimate was based upon a multiple of the net leased assets of Core Europe plus the net cash balance of Core Europe. The valuation utilized a September 30, 2002 projected balance sheet to calculate the expected sales proceeds for Core Europe. The proceeds are assumed to be distributed to the Parent half on December 31, 2002 and half on April 30, 2003 and are discounted to June 30, 2002 utilizing a 14% discount rate. Net leased asset multiples for Germany and France were estimated to be within a range of 85.0% - 90.0% and 90.0% - 95.0% respectively.

Europe - All Other Countries ("Non-Core Europe")
Rothschild employed a DCF analysis to value Non-Core Europe assets. Non-Core Europe projected cash flows after existing secured debt principal and interest payments were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range considered a number of Company and Market specific factors including: a comparable company cost of equity, country specific political risk, customer credit quality, and the nature and derivation of the cash flow projection. This Present Value estimate was then added to the face value of the existing secured debt that was retired within the projection period to derive the estimated Enterprise Value or distributable value of the division.




                                                            Comdisco, Inc.
                                                      Consolidated Balance Sheet
                                                        (dollars in thousands)


                                             2002                            Sept         Sept          Sept            Sept
                           -------------------------------------------
                                March          June           Sept           2003         2004          2005            2006
Assets
Cash and equivalents        $ 2,206,731      $ 150,356      $ 384,365      $ 61,389     $ 25,000            $ -         $ -
Equity Securities                98,759         73,084         68,992        54,640       48,759         41,307           -
Net Accounts Receivable         602,986        286,717        135,507        25,095            -              -           -
Net Inventory                    99,359         49,761         36,516        12,741          952            523           -
Net Leased Assets             2,159,803      1,600,021        862,353       279,903        6,145              -           -

PPE                              59,383         51,716         49,024           982            -              -           -

Total Other Assets              149,000        186,338        172,686        41,042        3,044          1,116           -

Total Assets                $ 5,376,021    $ 2,397,992    $ 1,709,443     $ 475,792     $ 83,900       $ 42,946         $ -
                           ===========================================  ====================================================


Liabilities
Notes Payable               $ 1,048,920      $ 900,000      $ 704,984           $ -          $ -            $ -         $ -
Term Notes Payable              182,458         83,795         41,496             -            -              -           -
Senior Notes                  2,639,600              -              -             -            -              -           -
Accounts Payable                 91,331         46,859         16,596         4,757            -              -           -
Income Taxes                    103,145         20,011        (15,181)      (17,554)           -              -           -
Total Other Liabilities         492,135         47,212         31,032         8,041            -              -           -
Discounted Lease Rentals        487,534        329,327         92,624         1,721            -              -           -

Total Liabilities           $ 5,045,123    $ 1,427,204      $ 871,551      $ (3,036)         $ -            $ -         $ -

Total Stockholders' Equity    $ 330,897      $ 970,788      $ 837,892     $ 478,828     $ 83,900       $ 42,946         $ -

Total Liabilities & Equity  $ 5,376,021    $ 2,397,992    $ 1,709,443     $ 475,792     $ 83,900       $ 42,946         $ -
                           ===========================================  ====================================================





                                                             Consolidated Income Statement
                                                                (dollars in thousands)


                                                                     Total          Total        Total       Total      Total
                                        Q3 FY 2002   Q4 FY 2002  6 mo FY 2002     FY 2003      FY 2004     FY 2005    FY 2006

Total Revenue                             $ 612,498    $ 223,047    $ 835,544     $ 461,614    $ 159,465   $ 52,837      $ 1,933
Direct Expenses                             583,351      254,089      837,440       374,554      126,400      8,502            -
                                   -------------------------------------------  -------------------------------------------------
        Gross Margin                         29,147      (31,043)      (1,896)       87,059       33,065     44,335        1,933

Direct SG&A                                $ 32,953     $ 27,897     $ 60,850     $ 116,784     $ 67,044    $ 2,288     $ 17,649

Operating Contribution                     $ (3,806)   $ (58,940)   $ (62,746)    $ (29,725)   $ (33,979)  $ 42,047    $ (15,716)

SG&A - Corporate Allocation                $ 12,128     $ 19,911     $ 32,040      $ 27,345     $ 33,370    $ 1,978          $ -
Interest                                      7,261       24,878       32,138        34,932           83          0            -
Restructuring & non-recurring items          93,235       24,279      117,514        28,321       12,000      2,004            -
                                   -------------------------------------------  -------------------------------------------------
Total Indirect Costs                      $ 112,624     $ 69,068    $ 181,692      $ 90,599     $ 45,453    $ 3,982          $ -

Earnings before Income Taxes             $ (116,430)  $ (128,007)  $ (244,437)   $ (120,324)   $ (79,432)  $ 38,065    $ (15,716)
Income taxes                                    481       (4,890)      (4,409)      (24,040)     (10,143)    (2,547)      (1,137)

                                   -------------------------------------------  -------------------------------------------------
Net earnings                             $ (115,949)  $ (132,897)  $ (248,846)   $ (144,364)   $ (89,575)  $ 35,518    $ (16,853)
                                   ===========================================  =================================================




                                                                Comdisco, Inc.
                                                     Consolidated Statements of Cash Flows
                                                            (dollars in thousands)


Increase (decrease) in cash and cash equivalents:                                    Total          Total
                                                       Q3 FY 2002   Q4 FY 2002    6 mo FY 2002     FY 2003
Cash flows from operating activities:
   Leasing                                              $ 306,381    $ 727,912   $ 1,034,293     $ 605,236
   Sales                                                   74,819       24,806        99,625        97,201
   Technology Services                                        527          419           946             -
   Note receivable receipts                                38,868       32,316        71,183        77,023
   Equity proceeds                                         17,519            -        17,519         7,144
   Other revenue                                          311,514       55,288       366,802        62,890
   Selling, general and administrative expenses          (137,039)     (41,140)     (178,179)      (62,631)
   Interest                                                12,003      (10,108)        1,895       (19,852)
   Income taxes                                           (15,000)     (10,738)      (25,738)        1,390
                                                    -----------------------------------------  -------------
      Net cash provided by operating activities         $ 609,591    $ 778,755   $ 1,388,346     $ 768,401

Operating cash flows from reorganization items:
   Net cash used for reorganization items                 (30,504)     (12,525)      (43,029)       (6,181)

Cash flows from investing activities:
      Net cash used in investing activities               121,339      (44,509)       76,830        (5,000)

Cash flows from financing activities:
   Secured debt payments                                 (379,733)    (278,947)     (658,680)     (132,257)
   Payments on new notes                                              (208,766)     (208,766)     (733,241)
   Cash available after debt service                   (2,263,443)           -    (2,263,443)     (214,699)
   Repayment of legally restricted cash                  (113,626)           -      (113,626)            -
   Other, net                                                   -            -             -
                                                    -----------------------------------------  -------------
      Net cash provided by financing activities      $ (2,756,802)  $ (487,712) $ (3,244,514)  $(1,080,196)

Net increase (decrease) in cash and cash equivalents   (2,056,376)     234,010    (1,822,366)     (322,977)
Cash and cash equivalents at beginning of period        2,206,731      150,355     2,206,731       384,365
                                                    -----------------------------------------  -------------
Cash and cash equivalents at end of period              $ 150,355    $ 384,365     $ 384,365      $ 61,388
                                                    =========================================  =============




Increase (decrease) in cash and cash equivalents:       Total      Total      Total
                                                       FY 2004    FY 2005    FY 2006
Cash flows from operating activities:
   Leasing                                          $ 267,321    $ 6,330        $ -
   Sales                                               33,389        108          -
   Technology Services                                      -          -          -
   Note receivable receipts                            23,193      2,767         74
   Equity proceeds                                      6,848     35,086     27,157
   Other revenue                                       45,059     18,900          -
   Selling, general and administrative expenses       (82,899)    (7,166)         -
   Interest                                               (19)    (2,004)         -
   Income taxes                                       (10,143)    (2,547)    (1,137)
                                                    --------------------------------
      Net cash provided by operating activities     $ 282,749   $ 51,474   $ 26,093

Operating cash flows from reorganization items:
   Net cash used for reorganization items             (12,000)         -          -

Cash flows from investing activities:
      Net cash used in investing activities                 -          -          -

Cash flows from financing activities:
   Secured debt payments                               (1,785)         -          -
   Payments on new notes                                    -          -          -
   Cash available after debt service                 (305,353)   (76,474)   (26,093)
   Repayment of legally restricted cash                                -          -
   Other, net                                               -          -          -
                                                    --------------------------------
      Net cash provided by financing activities     $(307,138) $ (76,474) $ (26,093)

Net increase (decrease) in cash and cash equivalents  (36,389)   (25,000)         -
Cash and cash equivalents at beginning of period       61,388     25,000          -
                                                    --------------------------------
Cash and cash equivalents at end of period           $ 25,000        $ -        $ -
                                                    ================================




                                                                            Comdisco, Inc.
                                                                    Consolidating Balance Sheet
                                                                       (dollars in thousands)


                                                                             March 31, 2002
                                     ----------------------------------------------------------------------------------

                                       US Leasing       Ventures          Europe         Corporate      Consolidated
Assets
Cash and equivalents                            $ -         $ 17,389         $ 84,864      $ 2,104,478     $ 2,206,731
Equity Securities                                 -           77,651                -           21,108          98,759
Net Accounts Receivable                      84,323          116,323           54,958          347,382         602,986
Net Inventory                                 8,542              523           14,007           76,287          99,359
Net Leased Assets                           832,960          264,169          631,519          431,155       2,159,803
                                                  -
PPE                                               -                -            3,391           55,993          59,383
                                                  -
Total Other Assets                           48,412            1,116          161,336          (61,864)        149,000

Total Assets                              $ 974,237        $ 477,171        $ 950,074      $ 2,974,538     $ 5,376,021
                                     ==================================================================================
                                                                                                     -
                                                                                                     -
Liabilities
Notes Payable                                   $ -              $ -         $ 38,422      $ 1,010,498     $ 1,048,920
Term Notes Payable                                -                -                -          182,458         182,458
Senior Notes                                      -                -                -        2,639,600       2,639,600
Accounts Payable                              8,210                -           38,690           44,431          91,331
Income Taxes                                (14,954)               -           32,565           85,534         103,145
Other Liabilities                            80,376           59,787                -          351,972         492,135
Discounted Lease Rentals                    170,487                -          235,245           81,802         487,534

Intercompany                                      -                -          354,605         (354,605)              -

Total Liabilities                         $ 244,119         $ 59,787        $ 699,528      $ 4,041,690     $ 5,045,123
                                                                                                     -
Total Stockholders' Equity                $ 730,118        $ 417,384        $ 250,547     $ (1,067,151)      $ 330,897
                                                                                                     -
Total Liabilities & Equity                $ 974,237        $ 477,171        $ 950,074      $ 2,974,538     $ 5,376,021
                                     ==================================================================================




                                                               Comdisco, Inc.
                                                        Consolidating Balance Sheet
                                                            (dollars in thousands)


                                                                  June 30, 2002
                                 ----------------------------------------------------------------------------------

                                   US Leasing       Ventures          Europe         Corporate      Consolidated
Assets
Cash and equivalents                    $ 5,000         $ 17,389         $ 30,614         $ 97,353       $ 150,356
Equity Securities                             -           60,374                -           12,710          73,084
Net Accounts Receivable                  57,566           58,657           55,701          114,793         286,717
Net Inventory                             9,462              523            9,038           30,738          49,761
Net Leased Assets                       666,840          205,445          575,703          152,032       1,600,021

PPE                                           6                -            3,353           48,357          51,716

Total Other Assets                       46,527            1,116          116,753           21,942         186,338

Total Assets                          $ 785,402        $ 343,505        $ 791,161        $ 477,925     $ 2,397,992
                                 ==================================================================================
                                                                                                 -
                                                                                                 -
Liabilities
Notes Payable                               $ -              $ -              $ -        $ 900,000       $ 900,000
Term Notes Payable                            -                -                -           83,795          83,795
Accounts Payable                         16,150                -           30,709                -          46,859
Income Taxes                            (17,554)               -           32,565            5,000          20,011
Other Liabilities                        23,806                -                -           23,406          47,212
Discounted Lease Rentals                139,076                -          197,928           (7,677)        329,327

Intercompany                                  -                -          312,154         (312,154)              -

Total Liabilities                     $ 161,478              $ -        $ 573,356        $ 692,370     $ 1,427,204
                                                                                                 -
Total Stockholders' Equity            $ 623,924        $ 343,505        $ 217,804       $ (214,445)      $ 970,788
                                                                                                 -
Total Liabilities & Equity            $ 785,402        $ 343,505        $ 791,161        $ 477,925     $ 2,397,992
                                 ==================================================================================




                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                                                3 Months ending June 30, 2002
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                 $ 106,370       $ 65,737       $ 92,946     $ 347,445       $ 612,498
Direct Expenses                                  58,162         39,945         83,814       401,429         583,351
                                          --------------------------------------------------------------------------
         Gross Margin                            48,208         25,791          9,132       (53,984)         29,147

Direct SG&A                                      30,794        (16,343)        15,087         3,415          32,953

Operating Contribution                         $ 17,413       $ 42,134       $ (5,955)    $ (57,398)       $ (3,806)

SG&A - Corporate Allocation                       7,465          1,658          2,300           705          12,128
Interest                                          2,489              -          8,235        (3,463)          7,261
Restructuring & non-recurring items                   -              -         16,252        76,983          93,235
                                          --------------------------------------------------------------------------
Total Indirect Costs                            $ 9,954        $ 1,658       $ 26,787      $ 74,225       $ 112,624

Earnings before Income Taxes                    $ 7,459       $ 40,476      $ (32,742)   $ (131,623)     $ (116,430)
Income taxes                                          -              -              -           481             481

                                          --------------------------------------------------------------------------
Net earnings                                    $ 7,459       $ 40,476      $ (32,742)   $ (131,142)     $ (115,949)
                                          ==========================================================================





                                                                  Comdisco, Inc.
                                                      Consolidating Statement of Cash Flows
                                                              (dollars in thousands)


Increase (decrease) in cash and cash equivalents:                         3 Months ending June 30, 2002
                                                     ---------------------------------------------------------------------------

                                                     US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                             $ 161,110       $ 46,872         $ 83,791      $ 14,609       $ 306,381
    Sales                                                  14,937          3,565              762        55,555          74,819
    Technology Services                                         -              -              527             -             527
    Note receivable receipts                                    -         38,868                -             -          38,868
    Equity proceeds                                             -         17,519                -             -          17,519
    Other revenue                                            (121)        12,685                9       298,941         311,514
    Selling, general and administrative expenses          (20,874)        (5,153)          (9,893)     (101,120)       (137,039)
    Interest                                               (2,489)             -           (3,253)       17,745          12,003
    Income taxes                                                -              -                -       (15,000)        (15,000)
                                                     ---------------------------------------------------------------------------
       Net cash provided by operating activities        $ 152,563      $ 114,356         $ 71,943     $ 270,730       $ 609,591

Operating cash flows from reorganization items:
    Net cash used for reorganization items                      -              -           (7,504)      (23,000)        (30,504)

Cash flows from investing activities:
       Net cash used in investing activities               (2,500)             -          (42,578)      166,417         121,339

Cash flows from financing activities:
    Secured debt payments                                 (31,411)             -          (76,111)     (272,211)       (379,733)
    Payments on new notes                                       -              -                -             -               -
    Cash available after debt service                    (113,652)      (114,356)               -    (2,035,435)     (2,263,442)
    Decrease (increase) in legally restricted cash              -              -                -      (113,626)       (113,626)
    Other, net                                                  -              -                -             -               -
                                                     ---------------------------------------------------------------------------
       Net cash provided by financing activities       $ (145,063)    $ (114,356)       $ (76,111)  $(2,421,272)    $(2,756,801)

Net increase (decrease) in cash and cash equivalents        5,000              -          (54,250)   (2,007,125)     (2,056,375)
Cash and cash equivalents at beginning of period                -         17,389           84,864     2,104,478       2,206,731
                                                     ---------------------------------------------------------------------------
Cash and cash equivalents at end of period                $ 5,000       $ 17,389         $ 30,614      $ 97,353       $ 150,356
                                                     ===========================================================================




                                      Comdisco, Inc.
                               Consolidating Balance Sheet
                                  (dollars in thousands)


                              September 30, 2002
                              ----------------------------------------------------------------------------------

                                US Leasing       Ventures          Europe         Corporate      Consolidated
Assets
Cash and equivalents                 $ 5,000         $ 15,389        $ 301,623         $ 62,352       $ 384,364
Equity Securities                          -           60,584                -            8,409          68,992
Net Accounts Receivable               46,077           32,171           14,712           42,546         135,507
Net Inventory                          5,401              523            3,540           27,052          36,516
Net Leased Assets                    540,777          159,490           28,283          133,804         862,353

PPE                                        6                -            1,121           47,897          49,024

Total Other Assets                    38,544            1,116          116,600           16,426         172,686

Total Assets                       $ 635,805        $ 269,272        $ 465,878        $ 338,486     $ 1,709,442
                              ==================================================================================
                                                                                              -
                                                                                              -
Liabilities
Notes Payable                            $ -              $ -              $ -        $ 704,984       $ 704,984
Term Notes Payable                         -                -                -           41,496          41,496
Accounts Payable                      13,160                -            3,436                -          16,596
Income Taxes                         (17,554)               -            2,373                -         (15,181)
Other Liabilities                     17,626                -                -           13,406          31,032
Discounted Lease Rentals              98,100                -              179           (5,655)         92,624

Intercompany                               -                -          316,522         (316,524)             (1)

Total Liabilities                  $ 111,333              $ -        $ 322,509        $ 437,708       $ 871,550
                                                                                              -
Total Stockholders' Equity         $ 524,472        $ 269,272        $ 143,369        $ (99,222)      $ 837,892
                                                                                              -
Total Liabilities & Equity         $ 635,805        $ 269,272        $ 465,878        $ 338,486     $ 1,709,442
                              ==================================================================================




                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                                             3 Months ending September 30, 2002
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                  $ 70,519       $ 47,696       $ 32,679      $ 72,153       $ 223,047
Direct Expenses                                  44,112         34,616         80,134        95,228         254,089
                                          --------------------------------------------------------------------------
         Gross Margin                            26,407         13,080        (47,455)      (23,075)        (31,043)

Direct SG&A                                      11,877          2,647         13,746          (373)         27,897

Operating Contribution                         $ 14,530       $ 10,433      $ (61,201)    $ (22,702)      $ (58,940)

SG&A - Corporate Allocation                      10,027          1,780          3,000         5,105          19,911
Interest                                          1,880              -          8,116        14,882          24,878
Restructuring & non-recurring items               1,166              -          2,119        20,994          24,279
                                          --------------------------------------------------------------------------
Total Indirect Costs                           $ 13,073        $ 1,780       $ 13,234      $ 40,981        $ 69,068

Earnings before Income Taxes                    $ 1,458        $ 8,653      $ (74,436)    $ (63,683)     $ (128,007)
Income taxes                                          -              -              -        (4,890)         (4,890)

                                          --------------------------------------------------------------------------
Net earnings                                    $ 1,458        $ 8,653      $ (74,436)    $ (68,573)     $ (132,897)
                                          ==========================================================================





                                                      US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                              $ 148,560       $ 40,031        $ 527,331      $ 11,990       $ 727,912
    Sales                                                   15,175          3,781            1,687         4,163          24,806
    Technology Services                                          -              -              419             -             419
    Note receivable receipts                                     -         32,316                -             -          32,316
    Equity proceeds                                              -              -                -             -               -
    Other revenue                                             (115)         9,394                9        46,000          55,288
    Selling, general and administrative expenses           (17,356)        (4,635)          (9,506)       (9,642)        (41,140)
    Interest                                                (1,880)             -           (2,721)       (5,507)        (10,108)
    Income taxes                                                 -              -             (848)       (9,890)        (10,738)
                                                      ---------------------------------------------------------------------------
       Net cash provided by operating activities         $ 144,385       $ 80,886        $ 516,371      $ 37,114       $ 778,755

Operating cash flows from reorganization items:
    Net cash used for reorganization items                       -              -           (5,562)       (6,963)        (12,525)

Cash flows from investing activities:
       Net cash used in investing activities                (2,500)             -          (42,009)            -         (44,509)

Cash flows from financing activities:
    Secured debt payments                                  (40,975)             -         (197,791)      (40,181)       (278,947)
    Payments on new notes                                        -              -                -      (208,766)       (208,766)
    Cash available after debt service                     (100,909)       (82,886)               -       183,796               -
    Decrease (increase) in legally restricted cash               -              -                -             -               -
    Other, net                                                   -              -                -             -               -
                                                      ---------------------------------------------------------------------------
       Net cash provided by financing activities        $ (141,885)     $ (82,886)      $ (197,791)    $ (65,151)     $ (487,712)

Net increase (decrease) in cash and cash equivalents             0         (2,000)         271,009       (35,000)        234,009
Cash and cash equivalents at beginning of period             5,000         17,389           30,614        97,353         150,355
                                                      ---------------------------------------------------------------------------
Cash and cash equivalents at end of period                 $ 5,000       $ 15,389        $ 301,623      $ 62,353       $ 384,365
                                                      ===========================================================================




                                        Comdisco, Inc.
                                 Consolidating Balance Sheet
                                    (dollars in thousands)


                                September 30, 2003
                                ----------------------------------------------------------------------------------

                                  US Leasing       Ventures          Europe         Corporate      Consolidated

Assets
Cash and equivalents                   $ 5,000          $ 6,389              $ -         $ 50,000        $ 61,389
Equity Securities                            -           54,640                -                -          54,640
Net Accounts Receivable                 15,095                -                -           10,000          25,095
Net Inventory                            1,074              523                -           11,144          12,741
Net Leased Assets                      188,248           36,537                -           55,118         279,903

PPE                                          6                -                -              976             982

Total Other Assets                      14,660            1,116           17,564            7,701          41,041

Total Assets                         $ 224,084         $ 99,205         $ 17,564        $ 134,939       $ 475,792
                                ==================================================================================
                                                                                                -
                                                                                                -
Liabilities
Notes Payable                              $ -              $ -              $ -              $ -             $ -
Term Notes Payable                           -                -                -                -               -
Accounts Payable                         4,757                -                -                -           4,757
Income Taxes                           (17,554)               -                -                -         (17,554)
Other Liabilities                        8,041                -                -                -           8,041
Discounted Lease Rentals                 3,006                -                -           (1,285)          1,721

Intercompany                                 -                -                -                -               -

Total Liabilities                     $ (1,751)             $ -              $ -         $ (1,285)       $ (3,036)
                                                                                                -
Total Stockholders' Equity           $ 225,835         $ 99,205         $ 17,564        $ 136,224       $ 478,828
                                                                                                -
Total Liabilities & Equity           $ 224,084         $ 99,205         $ 17,564        $ 134,939       $ 475,792
                                ==================================================================================




                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                              2003
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                 $ 207,999      $ 140,906        $ 4,570     $ 108,139       $ 461,614
Direct Expenses                                 109,539        103,223          3,143       158,649         374,554
                                          --------------------------------------------------------------------------
         Gross Margin                            98,460         37,682          1,427       (50,510)         87,059

Direct SG&A                                    $ 35,619        (32,286)        64,034        49,417         116,784

Operating Contribution                         $ 62,841       $ 69,969      $ (62,607)    $ (99,927)      $ (29,725)

SG&A - Corporate Allocation                      20,381          3,785              -         3,180          27,345
Interest                                          2,171              -            815        31,945          34,932
Restructuring & non-recurring items                   -              -         20,584         7,737          28,321
                                          --------------------------------------------------------------------------
Total Indirect Costs                           $ 22,552        $ 3,785       $ 21,400      $ 42,862        $ 90,599

Earnings before Income Taxes                   $ 40,289       $ 66,184      $ (84,007)   $ (142,789)     $ (120,324)
Income taxes                                          -              -              -       (24,040)        (24,040)

                                          --------------------------------------------------------------------------
Net earnings                                   $ 40,289       $ 66,184      $ (84,007)   $ (166,829)     $ (144,364)
                                          ==========================================================================




                                                                  Comdisco, Inc.
                                                      Consolidating Statement of Cash Flows
                                                              (dollars in thousands)


Increase (decrease) in cash and cash equivalents:         2003
                                                     -----------------------------------------------------------------------------

                                                       US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                               $ 415,499      $ 113,003         $ 25,100      $ 51,635       $ 605,236
    Sales                                                    61,540         18,807                -        16,854          97,201
    Technology Services                                           -              -                -             -               -
    Note receivable receipts                                      -         77,023                -             -          77,023
    Equity proceeds                                               -          7,144                -             -           7,144
    Other revenue                                              (322)        22,921                -        40,291          62,890
    Selling, general and administrative expenses            (35,526)       (11,646)          (1,795)      (13,664)        (62,631)
    Interest                                                 (2,171)             -               (4)      (17,677)        (19,852)
    Income taxes                                                  -              -           (2,028)        3,418           1,390
                                                     -----------------------------------------------------------------------------
       Net cash provided by operating activities          $ 439,020      $ 227,252         $ 21,272      $ 80,857       $ 768,401

Operating cash flows from reorganization items:
    Net cash used for reorganization items                        -              -           (2,891)       (3,290)         (6,181)

Cash flows from investing activities:
       Net cash used in investing activities                 (5,000)             -                -             -          (5,000)

Cash flows from financing activities:
    Secured debt payments                                   (95,094)             -             (210)      (36,952)       (132,257)
    Payments on new notes                                         -              -                -      (733,241)       (733,241)
    Cash available after debt service                      (338,926)      (236,252)         (41,798)      402,276        (214,699)
    Decrease (increase) in legally restricted cash                -              -                -             -               -
    Other, net                                                    -              -         (277,996)      277,996               -
                                                     -----------------------------------------------------------------------------
       Net cash provided by financing activities         $ (434,020)    $ (236,252)      $ (320,004)    $ (89,920)    $(1,080,196)

Net increase (decrease) in cash and cash equivalents              -         (9,000)        (301,623)      (12,353)       (322,976)
Cash and cash equivalents at beginning of period              5,000         15,389          301,623        62,353         384,365
                                                     -----------------------------------------------------------------------------
Cash and cash equivalents at end of period                  $ 5,000        $ 6,389              $ -      $ 50,000        $ 61,389
                                                     =============================================================================




                                         Comdisco, Inc.
                                  Consolidating Balance Sheet
                                     (dollars in thousands)


                                 September 30, 2004
                                 ----------------------------------------------------------------------------------

                                   US Leasing       Ventures          Europe         Corporate      Consolidated

Assets
Cash and equivalents                        $ -              $ -              $ -         $ 25,000        $ 25,000
Equity Securities                             -           48,759                -                -          48,759
Net Accounts Receivable                       -                0                -                -               0
Net Inventory                                 -              523                -              429             952
Net Leased Assets                             -            4,024                -            2,121           6,145

PPE                                           -                -                -                -               -

Total Other Assets                            -            1,116                -            1,928           3,044

Total Assets                                $ -         $ 54,423              $ -         $ 29,478        $ 83,900
                                 ==================================================================================
                                                                                                 -
                                                                                                 -
Liabilities
Notes Payable                               $ -              $ -              $ -              $ -             $ -
Term Notes Payable                            -                -                -                -               -
Accounts Payable                              -                -                -                -               -
Income Taxes                                  -                -                -                -               -
Other Liabilities                             -                -                -                -               -
Discounted Lease Rentals                      -                -                -                -               -

Intercompany                                  -                -                -                -               -

Total Liabilities                             -              $ -                -              $ -             $ -
                                                                                                 -
Total Stockholders' Equity                  $ -         $ 54,423              $ -         $ 29,478        $ 83,900
                                                                                                 -
Total Liabilities & Equity                  $ -         $ 54,423              $ -         $ 29,478        $ 83,900
                                 ==================================================================================




                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                              2004
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                  $ 45,527       $ 43,022            $ -      $ 70,917       $ 159,465
Direct Expenses                                  24,073         31,867              -        70,461         126,400
                                          --------------------------------------------------------------------------
         Gross Margin                            21,454         11,155              -           456          33,065

Direct SG&A                                      59,374        (19,724)        17,564         9,830          67,044

Operating Contribution                        $ (37,919)      $ 30,879      $ (17,564)     $ (9,374)      $ (33,979)

SG&A - Corporate Allocation                      24,891          3,879              -         4,600          33,370
Interest                                             19              -              -            64              83
Restructuring & non-recurring items                   -              -              -        12,000          12,000
                                          --------------------------------------------------------------------------
Total Indirect Costs                           $ 24,910        $ 3,879            $ -      $ 16,664        $ 45,453

Earnings before Income Taxes                  $ (62,829)      $ 27,000      $ (17,564)    $ (26,039)      $ (79,432)
Income taxes                                          -              -              -       (10,143)        (10,143)

                                          --------------------------------------------------------------------------
Net earnings                                  $ (62,829)      $ 27,000      $ (17,564)    $ (36,182)      $ (89,575)
                                          ==========================================================================




                                                                  Comdisco, Inc.
                                                      Consolidating Statement of Cash Flows
                                                              (dollars in thousands)


Increase (decrease) in cash and cash equivalents:         2004
                                                     -----------------------------------------------------------------------------

                                                       US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                               $ 197,956       $ 34,366              $ -      $ 34,999       $ 267,321
    Sales                                                    19,024          6,137                -         8,228          33,389
    Technology Services                                           -              -                -             -               -
    Note receivable receipts                                      -         23,193                -             -          23,193
    Equity proceeds                                               -          6,848                -             -           6,848
    Other revenue                                              (131)         7,500                -        37,690          45,059
    Selling, general and administrative expenses            (55,819)       (12,650)               -       (14,430)        (82,899)
    Interest                                                    (19)             -                -             -             (19)
    Income taxes                                                  -              -                -       (10,143)        (10,143)
                                                     -----------------------------------------------------------------------------
       Net cash provided by operating activities          $ 161,012       $ 65,394              $ -      $ 56,344       $ 282,749

Operating cash flows from reorganization items:
    Net cash used for reorganization items                        -              -                -       (12,000)        (12,000)

Cash flows from investing activities:
       Net cash used in investing activities                      -              -                -             -               -

Cash flows from financing activities:
    Secured debt payments                                    (3,006)             -                -         1,221          (1,785)
    Payments on new notes                                                                                       -               -
    Cash available after debt service                      (163,006)       (71,783)               -       (70,565)       (305,353)
    Decrease (increase) in legally restricted cash                -              -                -             -               -
    Other, net                                                    -              -                -             -               -
                                                     -----------------------------------------------------------------------------
       Net cash provided by financing activities         $ (166,012)     $ (71,783)             $ -     $ (69,344)     $ (307,138)

Net increase (decrease) in cash and cash equivalents         (5,000)        (6,389)               -       (25,000)        (36,389)
Cash and cash equivalents at beginning of period              5,000          6,389                -        50,000          61,389
                                                     -----------------------------------------------------------------------------
Cash and cash equivalents at end of period                      $ -            $ -              $ -      $ 25,000        $ 25,000
                                                     =============================================================================




                                      Comdisco, Inc.
                               Consolidating Balance Sheet
                                  (dollars in thousands)


                              September 30, 2005
                              ----------------------------------------------------------------------------------

                                US Leasing       Ventures          Europe         Corporate      Consolidated

Assets
Cash and equivalents                     $ -              $ -              $ -              $ -             $ -
Equity Securities                          -           41,307                -                -          41,307
Net Accounts Receivable                    -                -                -                -               -
Net Inventory                              -              523                -                -             523
Net Leased Assets                          -                -                -                -               -
                                           -                -                -                -
PPE                                        -                -                -                -               -
                                           -                -                -                -
Total Other Assets                         -            1,116                -                -           1,116

Total Assets                             $ -         $ 42,946              $ -              $ -        $ 42,946
                              ==================================================================================


Liabilities
Notes Payable                            $ -              $ -              $ -              $ -             $ -
Term Notes Payable                         -                -                -                -               -
Accounts Payable                           -                -                -                -               -
Income Taxes                               -                -                -                -               -
Other Liabilities                          -                -                -                -               -
Discounted Lease Rentals                   -                -                -                -               -

Total Liabilities                        $ -              $ -              $ -              $ -             $ -
                                           -                -                -                -
Total Stockholders' Equity               $ -         $ 42,946              $ -              $ -        $ 42,946
                                           -                -                -                -
Total Liabilities & Equity               $ -         $ 42,946              $ -              $ -        $ 42,946
                              ==================================================================================





                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                              2005
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                       $ -       $ 32,534            $ -      $ 20,304        $ 52,837
Direct Expenses                                       -          4,024              -         4,478           8,502
                                          --------------------------------------------------------------------------
         Gross Margin                                 -         28,509              -        15,826          44,335

Direct SG&A                                           -         (2,810)         5,000            98           2,288

Operating Contribution                              $ -       $ 31,319       $ (5,000)     $ 15,728        $ 42,047

SG&A - Corporate Allocation                           -            178              -         1,800           1,978
Interest                                              -              -              -             -               -
Restructuring & non-recurring items                   -              -          2,004             -           2,004
                                          --------------------------------------------------------------------------
Total Indirect Costs                                $ -          $ 178        $ 2,004       $ 1,800         $ 3,982

Earnings before Income Taxes                        $ -       $ 31,141       $ (7,004)     $ 13,928        $ 38,065
Income taxes                                          -              -              -        (2,547)         (2,547)

                                          --------------------------------------------------------------------------
Net earnings                                        $ -       $ 31,141       $ (7,004)     $ 11,381        $ 35,518
                                          ==========================================================================





                                                                  Comdisco, Inc.
                                                      Consolidating Statement of Cash Flows
                                                              (dollars in thousands)


Increase (decrease) in cash and cash equivalents:        2005
                                                    -----------------------------------------------------------------------------

                                                      US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                                    $ -        $ 4,927              $ -       $ 1,404         $ 6,330
    Sales                                                        -            108                -             -             108
    Technology Services                                          -              -                -             -               -
    Note receivable receipts                                     -          2,767                -             -           2,767
    Equity proceeds                                              -         35,086                -             -          35,086
    Other revenue                                                -              -                -        18,900          18,900
    Selling, general and administrative expenses                 -           (269)          (5,000)       (1,897)         (7,166)
    Interest                                                     -              -           (2,003)            -          (2,003)
    Income taxes                                                 -              -                -        (2,547)         (2,547)
                                                    -----------------------------------------------------------------------------
       Net cash provided by operating activities               $ -       $ 42,618         $ (7,003)     $ 15,860        $ 51,475

Operating cash flows from reorganization items:
    Net cash used for reorganization items                       -              -                -             -               -

Cash flows from investing activities:
       Net cash used in investing activities                     -              -                -             -               -

Cash flows from financing activities:
    Secured debt payments                                        -              -                -             -               -
    Payments on new notes                                        -              -                -             -               -
    Cash available after debt service                            -        (42,618)           7,003       (40,860)        (76,475)
                                                    -----------------------------------------------------------------------------
       Net cash provided by financing activities               $ -      $ (42,618)         $ 7,003     $ (40,860)      $ (76,475)

Net increase (decrease) in cash and cash equivalents             -              -                -       (25,000)        (25,000)
Cash and cash equivalents at beginning of period                 -              -                -        25,000          25,000
                                                    -----------------------------------------------------------------------------
Cash and cash equivalents at end of period                     $ -            $ -              $ -           $ -             $ -
                                                    =============================================================================





                                               Comdisco, Inc.
                                        Consolidating Balance Sheet
                                           (dollars in thousands)


                                       September 30, 2006
                                       ----------------------------------------------------------------------------------

                                         US Leasing       Ventures          Europe         Corporate      Consolidated

Assets
Cash and equivalents                              $ -              $ -              $ -              $ -             $ -
Equity Securities                                   -                -                -                -               -
Net Accounts Receivable                             -                -                -                -               -
Net Inventory                                       -                -                -                -               -
Net Leased Assets                                   -                -                -                -               -
                                                    -                -                -                -
PPE                                                 -                -                -                -               -
                                                    -                -                -                -
Total Other Assets                                  -                -                -                -               -
                                                    -                -                -                -
Total Assets                                      $ -              $ -              $ -              $ -             $ -
                                       ==================================================================================
                                                    -                -                -                -
                                                    -                -                -                -
Liabilities                                         -                -                -                -
Notes Payable                                     $ -              $ -              $ -              $ -             $ -
Term Notes Payable                                  -                -                -                -               -
Accounts Payable                                    -                -                -                -               -
Income Taxes                                        -                -                -                -               -
Other Liabilities                                   -                -                -                -               -
Discounted Lease Rentals                            -                -                -                -               -

Total Liabilities                                 $ -              $ -              $ -              $ -             $ -
                                                    -                -                -                -
Total Stockholders' Equity                        $ -              $ -              $ -              $ -             $ -
                                                                                                       -
Total Liabilities & Equity                        $ -              $ -              $ -              $ -             $ -
                                       ==================================================================================




                                                  Comdisco, Inc.
                                          Consolidating Income Statement
                                              (dollars in thousands)


                                              2006
                                          --------------------------------------------------------------------------

                                           US Leasing      Ventures        Europe       Corporate    Consolidated

Total Revenue                                       $ -        $ 1,933            $ -           $ -         $ 1,933
Direct Expenses                                       -              -              -             -               -
                                          --------------------------------------------------------------------------
         Gross Margin                                 -          1,933              -             -           1,933

Direct SG&A                                           -         17,649              -             -          17,649

Operating Contribution                              $ -      $ (15,716)           $ -           $ -       $ (15,716)

SG&A - Corporate Allocation                           -              -              -             -               -
Interest                                              -              -              -             -               -
Restructuring & non-recurring items                   -              -              -             -               -
                                          --------------------------------------------------------------------------
Total Indirect Costs                                $ -            $ -            $ -           $ -             $ -

Earnings before Income Taxes                        $ -      $ (15,716)           $ -           $ -       $ (15,716)
Income taxes                                          -              -              -        (1,137)         (1,137)

                                          --------------------------------------------------------------------------
Net earnings                                        $ -      $ (15,716)           $ -      $ (1,137)      $ (16,853)
                                          ==========================================================================




                                                                  Comdisco, Inc.
                                                      Consolidating Statement of Cash Flows
                                                              (dollars in thousands)


Increase (decrease) in cash and cash equivalents:          2006
                                                      -----------------------------------------------------------------------------

                                                        US Leasing      Ventures         Europe        Corporate    Consolidated

Cash flows from operating activities:
    Leasing                                                      $ -            $ -              $ -           $ -             $ -
    Sales                                                          -              -                -             -               -
    Technology Services                                            -              -                -             -               -
    Note receivable receipts                                       -             74                -             -              74
    Equity proceeds                                                -         27,157                -             -          27,157
    Other revenue                                                  -              -                -             -               -
    Selling, general and administrative expenses                   -              -                -             -               -
    Interest                                                       -              -                -             -               -
    Income taxes                                                   -              -                -        (1,137)         (1,137)
                                                      -----------------------------------------------------------------------------
       Net cash provided by operating activities                 $ -       $ 27,230              $ -      $ (1,137)       $ 26,093

Operating cash flows from reorganization items:
    Net cash used for reorganization items                         -              -                -             -               -

Cash flows from investing activities:
       Net cash used in investing activities                       -              -                -             -               -

Cash flows from financing activities:
    Secured debt payments                                          -              -                -             -               -
    Payments on new notes                                          -              -                -             -               -
    Cash available after debt service                              -        (27,230)               -         1,137         (26,093)
    Decrease (increase) in legally restricted cash                 -              -                -             -               -
    Other, net                                                     -              -                -             -               -
                                                      -----------------------------------------------------------------------------
       Net cash provided by financing activities                 $ -      $ (27,230)             $ -       $ 1,137       $ (26,093)

Net increase (decrease) in cash and cash equivalents               -              -                -             -               -
Cash and cash equivalents at beginning of period                   -              -                -             -               -
                                                      -----------------------------------------------------------------------------
Cash and cash equivalents at end of period                       $ -            $ -              $ -           $ -             $ -
                                                      =============================================================================




                                 APPENDIX E

                      VALUATION OF REORGANIZED DEBTORS


Valuation Methodology
General
Rothschild performed a variety of analyses and considered a variety of factors in preparing the valuation of the Reorganized Comdisco Debtors. While several generally accepted valuation techniques for estimating the Reorganized Comdisco Debtors' enterprise value were considered, Rothschild primarily relied upon a discounted cash flow analysis ("DCF"). DCF valuation methodology relates to the value of an asset or business to the present value of expected future cash flows to be generated by that asset or business. The DCF method is a forward looking approach that discounts the expected future cash flows by a theoretical or observed discount rate. Comdisco's Debtor and Non-Debtor projected cashflows after secured debt service were discounted to a present value using an estimated equity discount rate. This discount rate considered the underlying cash flows and rates of return requirements for comparable investments that are similar to the Reorganized Debtors or their non filed Debtor subsidiaries. The present value of these cashflows plus the face value of the secured debt retired over the projection period represents the estimated value of these assets after satisfying all operating and administrative expenses.

Valuation Methodology
US Leasing
Rothschild employed a DCF analysis to value the US Leasing business. US Leasing projected cash flows after existing secured debt payments (principal and interest) were discounted to present value as of the Emergence Date using a discount rate range of 10% - 14%. The discount rate range reflects a number of Company and Market specific factors including: comparable companies' cost of equity, the removal of new business execution risk, customer concentration, customer credit quality, and the nature and derivation of the cash flow projection. The present value estimate was then added to the face value of the existing secured debt that was retired during the projection period to derive the estimated Enterprise Value or distributable value of the US Leasing division.

Ventures (excluding Warrant Portfolio)
Rothschild employed a DCF analysis to value the Ventures portfolio of assets. The valuation assumes no new investment is made in the portfolio and assumes no going concern value for the Ventures business. Projected cash flows from venture debt, venture lease and direct equity investments were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflects the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets.

Ventures Warrant Portfolio
The Ventures warrants valuation range was estimated by the Debtors' management. Rothschild did not independently value the Ventures warrant portfolio. The nature of the assets and the underling private company risk limited the usefulness of any theoretical valuation approach such as the Black Scholes' Option Pricing Model. The valuation range ascribed by the management team reflects the multiple factors which could influence overall recoveries on the warrant positions including: end market recoveries, capital markets environment, technology adoption rates and technology platform success, etc. Rothschild's informal market assessment concluded that any efforts to sell the warrant portfolio in the near term would likely yield asset values at or below the bottom end of managements' estimated recovery range.

Corporate Asset Management ("CAM")
Rothschild relied upon a DCF analysis to value the CAM portfolio of assets. CAM projections reflect assets and liabilities including those associated with the sale of corporate buildings and facilities and expected proceeds from the sale of assets relating to the Electronics and Lab and Science divisions as well as an estimate on a Sharing Agreement with GE on purchased assets. Additionally, CAM will be responsible with liquidating all remaining assets not sold to GE. Finally, CAM is responsible for the sale of assets in Australia and New Zealand. Projected cash flows from this asset pool were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflected the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets.


Corporate
Rothschild relied upon a DCF analysis to value the Corporate projections. Corporate projections reflect assets and liabilities including foreign tax exposure, retiring debt including the asset backed securities (ABS) facility and the MOF facility relating to Electronics, net proceeds from the sale of Healthcare assets to GE, and administrative expense associated with winding down the estate and adjudicating claims. Projected cash flows from this asset pool were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range reflected the conservatism exercised by management in the derivation of the cash flow projection as well as the high degree of variability in the underlying assets. Additionally, estimated value assumes present value of taxes payable of approximately $29.7 million.

Europe - France & Germany ("Core Europe")
The valuation range for Germany and France Operations was derived by utilizing Goldman Sachs' estimated sales range for France and Germany. The estimate was based upon a multiple of the net leased assets of Core Europe plus the net cash balance of Core Europe. The valuation utilized a September 30, 2002 projected balance sheet to calculate the expected sales proceeds for Core Europe. The proceeds are assumed to be distributed to the Parent half on December 31, 2002 and half on April 30, 2003 and are discounted to June 30, 2002 utilizing a 14% discount rate. Net leased asset multiples for Germany and France were estimated to be within a range of 85.0% - 90.0% and 90.0% - 95.0% respectively.

Europe - All Other Countries ("Non-Core Europe")
Rothschild employed a DCF analysis to value Non-Core Europe assets. Non-Core Europe projected cash flows after existing secured debt principal and interest payments were discounted to present value as of the Emergence Date using a discount rate range of 10% - 18%. The discount rate range considered a number of Company and Market specific factors including: a comparable company cost of equity, country specific political risk, customer credit quality, and the nature and derivation of the cash flow projection. This Present Value estimate was then added to the face value of the existing secured debt that was retired within the projection period to derive the estimated Enterprise Value or distributable value of the division.


Comdisco Emergence NewCo
Enterprise Value Overview
Preliminary Estimates for June 30, 2002
($ in Millions)

          Recoveries as of 6/30/02 (Inclusive of Secured Debt)


                                                                        High                 Low              Estimated
          Estimated Recoveries as of 6/30/02 (1):
          PV of US Leasing (2)                                              $697.1              $666.8               $697.1
          PV of Ventures (3)                                                 392.3               366.8                378.9
          Ventures Warrants (4)                                               22.0                18.3                 20.0
          PV of Corporate Asset Mgmt (5)                                     210.8               197.2                210.8
          PV of Corporate (6)                                                 58.4                56.0                 58.4
          Consolidated Europe (7):
                Core Europe (8)                                              441.6               430.5                435.9
                Non-Core Europe (9)                                           55.2                52.4                 53.8
                                                                   ----------------    ----------------    -----------------
                                                                          $1,877.4            $1,787.9             $1,854.8

          Total PV of Asset Recoveries plus Secured Debt                                                           $1,854.8

          Less Secured Debt:
          US Leasing:
          DLR Debt                                                                                                   $139.1
          ABS Facility                                                                                                 83.8
          Core Europe:
          DLR Debt                                                                                                    197.8
          Non-Core Europe:
          DLR Debt                                                                                                      0.1
                                                                                                           -----------------
          Total Secured Debt                                                                                         $420.8

          Less New Notes:
          Tranche A                                                                                                  $400.0
          Tranche B                                                                                                   500.0
                                                                                                           -----------------
          Total New Notes                                                                                            $900.0

          ------------------------------------------------------------------------------------------------------------------
          Equity Value of NewCo                                                                                      $534.0
          ------------------------------------------------------------------------------------------------------------------


             (1)Recoveries based on Rothschild's valuation of management's business plans unless otherwise noted
             (2)Before netting of secured debt (DLR $139.1M) and inclusive of beginning cash balance of $5.0M as of
                June 30, 2002.  Estimated value based on management's cash flow projections discounted to
                June 30, 2002 at 10.0%
             (3)Inclusive of beginning cash balance of $2.0M as of June 30, 2002.  Estimated value based on management's cash flow projections discounted to June 30, 2002 at 14.0%
             (4)Assumes management's revised estimates for ventures warrants recovery discounted at 14.0%
             (5)Estimated value based on management's cash flow projections discounted to June 30, 2002 at 10.0%
             (6)Before netting of secured debt (ABS $83.8M) and inclusive of beginning cash balance of $50.0M as of
                June 30, 2002.  Includes tax treatment per Company tax advisors.  Estimated value based on management's cash flow projections discounted to June 30, 2002 at 10.0%
             (7)Inclusive of beginning cash balance of $31.8M as of June 30, 2002
             (8)Core Europe recoveries based on Goldman Sachs' sales range.  Sales proceeds are assumed to be distributed to the Parent half on December 31, 2002 and half on April 30, 2003 and are discounted to June 30, 2002 at 14.0%
             (9)Estimated value based on management's cash flow projections discounted to June 30, 2002 at 14.0%



                                 APPENDIX F

                     ANALYSIS OF ASSETS AND LIABILITIES



Comdisco Enterprise Value Overview
Preliminary Estimates for June 30, 2002
($ in Millions)

        Recoveries as of 6/30/02 (Inclusive of Secured Debt)

        Assets Valuations:
        Cash Balance as of 6/30/02 (1)                                                    $2,352.2
        Less: Operating Cash included in NPV (2)                                              88.8
                                                                                        -----------
        Net Cash before reserves for Liabilities Not Subject to Compromise and Contingent $2,263.4


        Estimated Recoveries as of 6/30/02 (3):                High          Low         Estimated
        PV of US Leasing (4)                                    $697.1        $666.8        $697.1
        PV of Ventures (5)                                       392.3         366.8         378.9

        Ventures Warrants (6)                                     22.0          18.3          20.0
        PV of Corporate Asset Mgmt (7)                           210.8         197.2         210.8
        PV of Corporate (8)                                       58.4          56.0          58.4
        Consolidated Europe (9):
           Core Europe (10)                                      441.6         430.5         435.9
           Non-Core Europe (11)                                   55.2          52.4          53.8
                                                            -----------   -----------   -----------

        Total PV of Asset Recoveries plus Secured Debt        $1,877.4      $1,787.9      $1,854.8


                                                                                        -----------
        Total Cash Plus PV of Recoveries                      $4,140.8      $4,051.4      $4,118.3
                                                                                        -----------







Secured Debt:
US Leasing:
DLR Debt                                   $139.1

ABS Facility                                 83.8
Other Secured Claims                         12.4
Core Europe
DLR Debt                                    197.8
Non-Core Europe
DLR Debt                                      0.1
                                    --------------
Total Secured Debt                         $433.2

Unsecured Debt (12):
Liabilities Subject to Compromise:
On Balance Sheet                         $3,684.2
Off Balance Sheet (13)                      606.0
                                    --------------
Total Liabilities Subject to Compromise  $4,290.2

Liabilities Not Subject to Compromise       $35.0
                                    --------------

Total Liabilities                        $4,758.4


Net Value of Comdisco
                                    --------------
Estate After Liabilities                  ($640.2)
                                    ==============



(1) Based on management's cash flow estimates through June 30, 2002 inclusive of non-debtors

(2) Beginning cash balances included in operating projections projected by CDO Management and reflected in PV of recovery estimates below

(3) Recoveries based on Rothschild's valuation of management's business plans unless otherwise noted

(4) Before netting of secured debt (DLR $139.1M) and inclusive of beginning cash balance of $5.0M as of June 30, 2002. Estimated value based on management's cash flow projections discounted to June 30, 2002, at 10.0%

(5) Inclusive of beginning cash balance of $2.0M as of June 30, 2002. Estimated value based on management's cash flow projections discounted to June 30, 2002 at 14.0%

(6) Assumes management's revised estimates for ventures warrants recovery discounted at 14.0%

(7) Estimated value based on management's cash flow projections discounted to June 30, 2002 at 10.0%

(8) Before netting of secured debt (ABS $83.8M) and inclusive of beginning cash balance of $50.0M as of June 30, 2002. Includes tax treatment per Company tax advisors. Estimated value based on management's cash flow projections discounted to June 30, 2002 at 10.0%

(9)   Inclusive of beginning cash balance of $31.8M as of June 30, 2002

(10) Core Europe recoveries based on Goldman Sachs' sales range. Sales proceeds are assumed to be distributed to the Parent half on December 31, 2002 and half on April 30, 2003 and are discounted to June 30, 2002 at 14.0%

(11) Estimated value based on management's cash flow projections discounted to June 30, 2002 at 14.0%

(12) Estimates based on collective input of Comdisco management and its advisors

(13)  Includes post-petition accrued interest of $230.0M